
15007778

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2015
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant's name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X   Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes __   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: May 28, 2015

By: V. Shanthi

Name: Shanthi Venkatesan

Title: Deputy General Manager


DIGITALLY
EMPOWERING
THE NATION
21st Annual Report
and Accounts 2014-2015
ICICI Bank
khayaal aapka

Contents

REGISTERED OFFICE

Landmark
Race Course Circle
Vadodara 390 007
Tel : +91-265-6722222
Fax : +91-265-6722020
CIN : L65190GJ1994PLC021012

CORPORATE OFFICE

ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400 051
Tel : +91-22-33667777
Fax : +91-22-26531122

STATUTORY AUDITORS

B S R & CO. LLP
1st Floor, Lodha Excelus
Apollo Mills Compound
N. M. Joshi Marg
Mahalaxmi
Mumbai 400 011

REGISTRAR AND TRANSFER AGENTS

3i Infotech Limited
International Infotech Park
Tower 5, 3rd Floor
Vashi Railway Station Complex
Vashi, Navi Mumbai 400 703


ICICI Bank

Pioneering the digital banking revolution in India, ICICI Bank has been at the forefront of developing solutions, which make banking simple and convenient for its customers. In line with its philosophy of *Khayaal Aapka,* the Bank offers digital solutions which are customised to specific segments. With solutions which make banking more accessible, easy and less time-consuming, ICICI Bank continues to partner the nation by digitally empowering its citizens.



Mobile devices and social media are an integral part of the life of today's youth. They want everything – to communicate, transact and get entertained – in an instant. ICICI Bank caters to this need by offering a range of solutions that enable them to carry out banking transactions while on the move.


YOUR PERSONAL
BANKER

Customers in urban areas lead a fast-paced life that leaves them with little time to attend to their banking requirements. ICICI Bank has created multiple solutions and platforms that enable these customers to bank at a time and place of their choice.



Non-Resident Indians want a quick, convenient and secure way to transfer money back home. ICICI Bank caters to their needs by offering a range of innovative solutions. These services allow global Indians to connect with their homes in a hassle-free manner.



Partnering the Government in nation-building initiatives has always been a priority for the ICICI Group. The Bank offers multiple digitally-enabled services making banking more accessible to rural citizens. In line with the Government's 'Digital India' mission, ICICI Bank has set up a model 'Digital Village' at Akodara, Gujarat.

ICICI Bank at a Glance

₹ 6,461 billion
Assets

₹ 111.75 billion
Profit After Tax

45.5%
CASA ratio

36.8%
Cost to Income Ratio

Over 52 million
Customers

4,050
Branches

ICICI Bank is India's largest private sector bank.

Its subsidiaries include India's leading private sector insurance companies and among India's largest securities brokerage, asset management and private equity companies. The Bank's presence spans 17 countries, including India.

Around 50% of transactions

were carried out on Internet and mobile

Over 20,000 under-privileged youth

trained by ICICI Foundation for Inclusive Growth in FY2015

'Pockets', India's first digital bank

on a mobile phone allows users to download and instantly activate an e-wallet

3.5 million fans on Facebook

highest for any bank in India

All information as on March 31, 2015

Financial Highlights

PAT & EPS[1]



19.32
17.00
14.44
11.22
9.05
111.75
98.10
83.25
64.65
51.51
FY2011
FY2012
FY2013
FY2014
FY2015
Profit After Tax (PAT) (₹ in billion)
Earnings per Share (EPS) (₹)

1. Prior period numbers have been adjusted for the sub-division of equity shares

Return on Equity



11.6%
13.0%
14.7%
14.9%
15.0%
9.6%
11.1%
12.9%
13.7%
14.3%
FY2011
FY2012
FY2013
FY2014
FY2015
Return on Equity (Standalone)
Return on Equity (Consolidated)

Total Deposits



2,256.02
2,555.00
2,926.14
3,319.14
3,615.63
1,239.55
1,444.81
1,700.37
1,895.36
1,971.83
668.69
760.46
856.51
991.33
1,148.60
347.78
349.73
369.26
432.45
495.20
FY2011
FY2012
FY2013
FY2014
FY2015
Current Accounts (₹ in billion)
Savings Accounts (₹ in billion)
Term Deposits (₹ in billion)
Total (₹ in billion)

Total Advances



2,163.66
2,537.28
2,902.49
3,387.03
3,875.22
25.47%
6.98%
28.24%
39.31%
27.35%
6.02%
28.65%
37.98%
25.27%
5.22%
32.52%
36.99%
26.48%
4.43%
30.12%
38.97%
24.29%
4.44%
28.84%
42.43%
FY2011
FY2012
FY2013
FY2014
FY2015
Retail
Domestic corporate
SMEAG
Overseas
Total (₹ in billion)


ICICI Bank

NII & NIM


3.48%
3.33%
3.11%
2.73%
2.64%
190.40
164.75
138.66
107.34
90.17
FY2011
FY2012
FY2013
FY2014
FY2015

Net Interest Income (NII) (₹ in billion)
Net Income Margin (NIM)

Cost to Income Ratio


41.95%
42.91%
40.49%
38.25%
36.83%
FY2011
FY2012
FY2013
FY2014
FY2015

Cost to Income Ratio

Total Assets


4,062.34
4,890.69
5,367.95
5,946.42
6,461.29
FY2011
FY2012
FY2013
FY2014
FY2015

Total Assets (₹ in billion)

Capital Adequacy Ratio


19.54%
18.52%
18.74%
17.70%
17.02%
6.37%
5.84%
5.94%
4.92%
4.24%
13.17%
12.68%
12.80%
12.78%
12.78%
FY2011[1]
FY2012[1]
FY2013[1]
FY2014[2]
FY2015[2]

Tier I
Tier II
Total

1. In accordance with Basel II guidelines of RBI
2. In accordance with Basel III guidelines of RBI

Message from the Chairman



As I had mentioned last year, the decisive mandate in the general elections was a very positive development for the economy. The immediate impact was felt in the form of a strong improvement in sentiment. India's inherent strengths are well-known – the demographic dividend and the vast potential for investment. It is these strengths that propelled us on a high growth path for several years, before we experienced a sharp and sustained slowdown due to a combination of domestic and global factors. In fiscal 2015, we saw renewed confidence that India's growth potential would indeed be realised on a sustainable basis, as the necessary policy and administrative measures would be put in place to harness the underlying growth drivers.

Over the last year, the Government has taken a number of important steps in this direction. There has been a focus on improving governance; enhancing the ease of doing business; creating a conducive environment for investment by both international and domestic participants; and adopting a stable and prudent fiscal policy. At the same time, the Government has sought to bring about the engagement of more and more people in the economic mainstream. While the impact of these measures will be seen over the medium term, the steps taken are clearly in the right direction. The economy also benefited from the sharp drop in commodity prices globally. Lower inflation and moderating commodity prices paved the way for the policy framework to become more supportive of growth.

Last year, I had mentioned three sets of actions to kick-start the economic recovery process in the country. The first set pertained to actions needed to address some of the immediate concerns on slowing growth. There has been good progress towards easing of bottlenecks related to clearances of projects. Among others, the auctions for coal blocks and telecom spectrum allocation are key positive developments in this direction.

The second set of actions was related to a clear articulation of policy to set right the investment climate in the country. Efforts have been made not only to resolve existing issues but also to ensure that a well-defined policy approach is articulated for areas where ambiguity in the past has discouraged investor participation. In addition to auctioning of natural resources, gas pricing has also been rationalised. The opportunity provided by benign commodity prices has been well utilised for deregulating diesel prices. The government through the Union Budget provided investors an assurance of a non-adversarial tax regime. Greater foreign investment was enabled in major areas like defence, railways and insurance. Efforts were also made to remove the hurdles in infrastructure projects and the Union Budget has proposed a plug-and-play model for awarding projects where the key clearances would be in place before the project is awarded. The proposals for reduction in corporate tax rate and a stated timeframe for implementation of the goods and services tax regime are both positive steps.

The third set of actions involved structural improvements in the economy, where the goals are more long term in nature. Here too, a number of positive steps have been taken. The current account deficit continued to be contained, and the commitment to fiscal responsibility has been reaffirmed. Some steps for structural reform are being steadily put into place. The mission-mode focus on providing banking access through Jan-Dhan accounts was pathbreaking and opens up the opportunity for further reform in the delivery of social benefits, while ensuring greater coverage of the formal financial system and the linkages to the mainstream economy that it facilitates. A commendable start has been made with the implementation of direct benefit transfer of the LPG subsidy through bank accounts. The focus on devolution of power and resources to states is another key step. The long-term impact of these reforms will reap rich dividends for the country and its ability to achieve and sustain high rates of growth and enhance the well-being of its citizens.

Through the 'Digital India' initiative, it is noteworthy that the Government is focusing on leveraging the power of technology in many of its endeavours to improve governance, delivery of services to citizens and ease of doing business. The accelerating role of technology as a key disruptive force for change can have a transformational and positive impact. Across the world, every industry, from retail commerce to urban utilities like taxi services to financial services, are being disrupted by technology. A new economy based on mobile devices is emerging as India becomes the second largest Internet user base in the world with a 200 million plus mobile Internet user base that is growing at a rapid pace. We are seeing the rapid emergence of new technology-based businesses, driven by entrepreneurs who are capitalising on the opportunities of this new digital, mobile world.

2015 marks a major milestone for the ICICI Group, as it has completed 60 years since its founding in 1955. The ICICI Group has always partnered India in its growth, adapting itself and building new capabilities as the economy evolved and new opportunities presented themselves. The Group continues to be well positioned for the years ahead as India moves back to a high growth path. The Group's presence across the entire spectrum of financial services enables it to capitalise on the full range of opportunities arising out of India's growth. At the same time, it continues to build on its strength in leveraging technology and is prepared for the digital revolution sweeping every industry. The Group will continue to focus on meeting the diverse needs of our customers across various segments and create sustainable value for its stakeholders.

With best wishes,

K. Vaman Kamath

K. V. Kamath

Message from the Managing Director & CEO



Fiscal 2015 saw India enter a new phase of positive sentiment and optimism. The formation of a stable government with a strong mandate had a major positive impact on sentiment and the medium-to-long term economic outlook. A number of policy measures were taken during the year including enhancing foreign direct investment limits in various important sectors, deregulation of diesel pricing, rationalisation of gas prices, expanding direct benefit transfers and auction of coal mines and telecom spectrum.

During the year, we focused on continued strong growth in the retail portfolio; maintaining a robust funding profile; and further improving our key operating parameters – including margins and operating efficiency. Our non-banking businesses also achieved healthy growth and we continued to maintain a very strong capital position.

I would like to share with you some of the key performance highlights for the year:

- We maintained the accelerated momentum in retail lending. Our retail advances portfolio grew by 25% year-on-year.
- We continued to strengthen our funding profile, mobilising about ₹ 220 billion of current & savings account (CASA) deposits in fiscal 2015. The CASA ratio improved from 42.9% at March 31, 2014 to 45.5% at March 31, 2015.
- We continued to improve our net interest margin, which increased by 15 basis points from 3.33% in fiscal 2014 to 3.48% in fiscal 2015.
- We continued to focus on operating efficiency & productivity and achieved a further reduction in the cost to income ratio to 36.8% in fiscal 2015 compared to 38.2% in fiscal 2014.
- While the economy entered a new phase with several policy initiatives & positive trends in a number of macroeconomic indicators, the corporate & SME sectors continued to experience challenges given the prolonged slowdown and gradual pace of recovery, resulting in continued additions to non-performing and restructured loans for the banking sector. Against this backdrop, we continued our calibrated approach to lending in these segments and maintained our approach of balancing growth, profitability and risk management. Due to our focus on improving the core operating parameters, we were able to absorb the higher credit costs. Despite the higher credit costs, we were able to achieve an improvement of 10 basis points in the return on assets to 1.86% compared to 1.76% in fiscal 2014.
- As a result, our standalone profit after tax crossed the ₹ 100.00 billion mark for the first time, to ₹ 111.75 billion for fiscal 2015.
- Our subsidiaries continued to show healthy growth. Our life insurance business achieved a 41% growth in the retail weighted received premium. Both our life and general insurance subsidiaries maintained their leadership in the private sector and generated healthy profits. Our asset management business and securities broking business capitalised on the buoyant capital markets to achieve strong profit growth. Our consolidated profit after tax grew to ₹ 122.47 billion, and the consolidated return on equity was 15.0%.
- We continued to maintain a very strong capital position with a consolidated total capital adequacy ratio of 17.20% and Tier I capital adequacy ratio of 12.88%, well above regulatory requirements.

ICICI Bank has been at the forefront in leveraging technology including the current and emerging transformational trends of mobility, digitisation and rapid growth of social media, to bring value to our customers. We have leveraged our technology capabilities to facilitate faster and convenient processes, create best-in-class technology platforms and reduce transaction costs. Our innovations in recent years have enhanced our customer franchise and improved the overall customer experience. At March 31, 2015, we had 101 fully electronic Touch Banking branches across 33 cities. These branches give customers the ability to complete their banking transactions at their convenience and also access 24X7 customer service support. A key initiative launched during the year was 'Pockets', a digital mobile wallet which is India's first digital bank, allowing users to undertake a complete suite of banking and e-commerce transactions. During the year, we launched a redesigned and intuitive Internet banking website and a new mobile website. Together with our comprehensive mobile banking application, 'iMobile', these platforms are seeing robust growth in transactions. We also launched a contactless, 'Tap n Pay' payment solution, which enables customers to simply tap their cards for quicker payment transactions. We have a strong presence in social media through banking on Facebook, which we further strengthened by becoming the first bank in Asia to introduce payment services on Twitter. We have also invested in our corporate Internet and mobile banking platforms to improve the customer experience and to provide value-added solutions to the government sector. We continued to expand our distribution network during the year. We added 297 branches and 1,136 ATMs to our network in fiscal 2015. Our network of 4,050 branches is the largest among private sector banks in India, supplemented by our network of 12,451 ATMs.

The ICICI Group's commitment towards promoting inclusive growth was further strengthened during fiscal 2015. The Bank and the Group companies have Corporate Social Responsibility policies, which capture the essence of the social development objectives of the Group. We continued to focus on the four principal areas of education, healthcare, sustainable livelihood through skill development and financial inclusion. During fiscal 2015, the activities of the ICICI Academy for Skills, set up to impart vocational training to the youth from low income segments, were significantly scaled up in terms of training capacity at the centres and expanding our presence into new locations. ICICI Academy had 11 fully operational training centres across the country. Cumulatively, around 11,000 youth have completed training, of which 10,000 were trained in fiscal 2015. Around 31% of the trainees were young women. All the trained youth have found employment in their respective skill domains.

We saw significant progress in the financial inclusion initiatives during the year. At March 31, 2015, the Bank had 460 branches in unbanked villages. The Bank has the highest number of basic savings bank accounts among private sector banks. These include accounts opened during fiscal 2015 under the Pradhan Mantri Jan-Dhan Yojana (PMJDY). The Bank provides electronic benefit transfer services in 74 districts across 12 states and has processed over 80 million such payments. We also significantly scaled up our remittance services from urban to rural locations for domestic migrants. Our Self Help Group (SHG) lending programme has covered over 1.3 million women beneficiaries at March 31, 2015.

In the spirit of our commitment to leverage technology for improving the lives of people and the Government's 'Digital India' vision, we undertook a 'Digital Village' initiative in Akodara village in Gujarat. Our approach is based on 3Cs: Cashless payment ecosystem; Comprehensive application of digital technology spanning education, healthcare & skill development; and making the village fully Connected through Wi-Fi. It was a moment of great pride for us when the Honourable Prime Minister, Shri Narendra Modi, dedicated this 'Digital Village' to the nation on our 60th foundation day event in January 2015.

We have a strong and diversified franchise, an extensive distribution network, and have invested in creating leading technology platforms. We believe India is at the cusp of a phase of strong and sustained growth, driven by its strong fundamentals and the forward-looking policies of the Government. At the ICICI Group, we will continue to focus on: leveraging technology to deliver innovative and convenient banking solutions; capitalising on the growth opportunities that will arise as the economy grows; and sustaining our operating parameters as we grow, to further enhance our return on equity.

I look forward to your continued support in this journey.

With best wishes,

Chanda Kochhar

Board and Management

Board of Directors


K. V. Kamath
Chairman


Chanda Kochhar
Managing Director & CEO


Dileep Choksi


Homi Khusrokhan


M. S. Ramachandran


Tushaar Shah


V. K. Sharma


V. Sridar


Alok Tandon


N. S. Kannan
Executive Director


K. Ramkumar
Executive Director


Rajiv Sabharwal
Executive Director

Presidents

Vijay Chandok

Zarin Daruwala

Senior General Managers

Sudhir Dole

K. M. Jayarao

Rakesh Jha
Chief Financial Officer

Maninder Juneja

Shilpa Kumar

Anita Pai

Kumar Ashish

Sanjay Chougule
Head-Group Internal Audit

Sujit Ganguli

Ajay Gupta

Sriram H

Anil Kaul

Sanjeev Mantri

Ravi Narayanan

Amit Palta

Murali Ramakrishnan

P. Sanker
Company Secretary

Supritha Shetty
Group Compliance Officer

Saurabh Singh

G. Srinivas

T. K. Srirang

Rahul Vohra

Board Committees

Audit Committee
Homi Khusrokhan, *Chairman*
Dileep Choksi, *Alternate Chairman*
M. S. Ramachandran
V. Sridar

Board Governance, Remuneration & Nomination Committee
Homi Khusrokhan, *Chairman*
K. V. Kamath
M. S. Ramachandran

Corporate Social Responsibility Committee
M. S. Ramachandran, *Chairman*
Tushaar Shah
Alok Tandon
Chanda Kochhar

Credit Committee
K. V. Kamath, *Chairman*
Homi Khusrokhan
M. S. Ramachandran
Chanda Kochhar

Customer Service Committee
M. S. Ramachandran, *Chairman*
K. V. Kamath
V. Sridar
Alok Tandon
Chanda Kochhar

Fraud Monitoring Committee
V. Sridar, *Chairman*
K. V. Kamath
Dileep Choksi
Homi Khusrokhan
V. K. Sharma
Chanda Kochhar
Rajiv Sabharwal

Information Technology Strategy Committee
Homi Khusrokhan, *Chairman*
K. V. Kamath
V. Sridar
Chanda Kochhar

Risk Committee
K. V. Kamath, *Chairman*
Dileep Choksi
Homi Khusrokhan
V. K. Sharma
V. Sridar
Alok Tandon
Chanda Kochhar

Stakeholders Relationship Committee
Homi Khusrokhan, *Chairman*
V. Sridar
N. S. Kannan

Review Committee for Identification of Wilful Defaulters/Non-Co-operative borrowers
Managing Director & CEO, *Chairperson*
Any two Independent Directors of the Bank

Committee of Executive Directors
Chanda Kochhar, *Chairperson*
N. S. Kannan
K. Ramkumar
Rajiv Sabharwal

Message from Executive Directors



"During fiscal 2015, we further strengthened our core franchise. This is reflected in our increased momentum in retail lending, higher net interest margins, sustained CASA performance, better operating efficiencies and higher dividends from subsidiaries. We also earned higher treasury income by making use of market opportunities. We have continued to invest in expanding our physical footprint and enhancing customer offerings through technology innovations. These, combined with our strong capital base, positions us well for future growth and for delivering improved returns to our shareholders."

N. S. Kannan
Executive Director



"In fiscal 2015, we have leveraged automation in our operations shops to reduce errors, speed up the turn around time and deliver high quality service to customers. Digitisation was a key focus area and has resulted in streamlining processes and improvement in employee productivity."

K. Ramkumar
Executive Director



"We, at ICICI Bank, always strive to empower our customers by providing them with a best-in-class banking experience. We continuously innovate and introduce first-of-its-kind technology solutions for our customers. We are the first bank in India to launch a mobile digital bank – 'Pockets', banking on 'Apple Watch', voice identification at the call centre, banking on Facebook & Twitter, Tap n Pay credit/debit cards, prepaid electronic toll collection cards for highways & metro rail and self-service kiosks for varied banking services. We will continue to introduce and adapt new technology solutions to offer the best experience to our customers and help realise the dream of a 'Digital India'."

Rajiv Sabharwal
Executive Director

Empowering the youth of today


UNIVERSAL
PAYMENT WALLET
TRANSFER FUNDS
TAG EXPENSES
FOOD
MOVIES
CLOTHES
SPLIT BILLS
SEND GIFTS

India is a young nation, with over 700 million people under 35 years of age. They spend a lot of time on their mobile phones and on social media. They also prefer services that are instant, easy and convenient.

Leveraging on this trend, ICICI Bank has introduced a wide range of solutions and apps to make banking a pleasurable experience for the youth.

The Bank launched 'Pockets', India's first digital bank on a mobile phone. With 'Pockets', anyone including those who are not customers of ICICI Bank, can instantly download the e-wallet, fund it from any bank account in the country and start transacting immediately. 'Pockets' is the only e-wallet that enables users to transact on any website or mobile application in India. It allows users to instantly send money to any email id, mobile number, friend on Facebook and bank account. Users can pay bills, recharge mobiles, book movie tickets, send physical and e-gifts and split expenses with friends by using this e-wallet. Moreover, they can choose to add a savings account to the e-wallet, on which they will earn interest on their idle money.

1st bank in India
to offer an e-wallet which can be used to make payments on all sites and apps

pockets



1st bank in India and 2nd globally to introduce transfer of funds on Twitter

ICICI Bank is the first bank in India to offer its customers the facility to transfer funds on Twitter. Using 'icicibankpay', customers can pay a friend, recharge their prepaid mobile phones, check their account balance and view their last three transactions on Twitter.

Personalisation is a rising trend among the youth. Keeping this in mind, the Bank has offered a digital solution to its customers to personalise their debit cards. Users can visit the website, upload their favourite picture and design their own 'Expressions Debit Card'.

ICICI Bank has also offered many other digital solutions to cater to the needs of young, digitally savvy customers. The Bank will continue to anticipate their needs and offer relevant cutting-edge solutions to make banking simple and convenient.

Personalised 'Expressions Debit Cards' have proved to be very popular among customers

Transforming day-to-day banking



101

Touch Banking branches across 33 cities

Consumers in urban India are on the move more than ever before and are constantly seeking solutions that save time, enhance convenience and are easily accessible.

Leveraging digital technology, ICICI Bank has introduced a number of solutions that cater to the demands of the Indian urban consumer.

ICICI Bank is the first bank in the country to launch contactless debit and credit cards. The 'Coral Contactless Credit Card' and 'Expressions Wave Debit Card' enable customers to make payments at stores by just waving the

1st bank in India

to launch contactless debit and credit cards

1,001

Cash Acceptance Machines across 390 cities

card near the merchant terminal. With contactless cards, the transaction time is substantially reduced. The card also offers greater security to customers as the card never leaves their hands. These features are beneficial, especially for use at hypermarkets, fast food restaurants, toll collection booths and fuel stations where transaction volumes are high.

ICICI Bank was also the first bank in the country to launch 24X7 Touch Banking branches, offering customers banking facilities at their convenience. The Bank has 101 such branches across 33 cities in the country, which are operational even on holidays. These Touch Banking branches include InstaBanking kiosks, Cash Acceptance Machines, Internet Banking, Video Banking and Phone Banking facilities. Customers can deposit cash and cheques, transfer funds, view and print account statements, pay bills, create fixed deposits, initiate a video chat with a customer service officer and do much more. These Touch Banking branches have proved to be very popular among the Bank's customers.

Owing to the popularity of these services, ICICI Bank has introduced the InstaBanking kiosks and Cash Acceptance Machines at other branches as well. As a result, customers can now complete their transactions in a quicker and more convenient manner at these branches.

The revolutionary Tab Banking initiative by ICICI Bank has made the process of account opening easy and hassle-free. The Bank has leveraged technology by deploying customised tablets that enable customers to open an account from the convenience of their homes or offices. The Bank's officers use the tablet to click the customer's photograph, scan KYC documents and fill the application form with the customer's consent, thus eliminating the hassle of paperwork. The Bank's Tab Banking footprint extends to over 3,000 branches across the country.

In another first, ICICI Bank introduced the 'Unifare' card in Delhi, Mumbai and Bengaluru. This is the first card in India that combines the convenience of a Metro Smart Card along with the advantages of a bank credit or debit card. This card is equipped with a recharge facility that automatically tops up its balance as soon as it drops below a specified limit. As a result, users never run out of balance nor do they need to queue up to recharge their metro cards.



131

InstaBanking kiosks in 27 cities

1st bank in India

to offer the convenience of a Metro Smart Card embedded with a credit or a debit card

Creating digital banking solutions for global Indians



According to the World Bank, India is the world's leading recipient of remittances. India's global migrant workforce remains strongly connected to their roots.

Non-Resident Indians (NRIs) regularly remit money to their parents and other dependents in India. They need a quick, secure and hassle-free method to remit money. ICICI Bank has leveraged technology to offer a range of innovative solutions for its NRI customers.

1st bank in India

to offer the facility of online paperless account opening for NRIs in the US



With **Call2Remit**,

NRI customers can remit money by just dialling the call centre



Over **1.5 million**

NRI customers

Leading bank

in share of remittances into India

ICICI Bank launched a paperless account opening facility for Indians residing in the US. This facility allows NRIs to complete the entire account opening process in a single session on the ICICI Bank website. The customer simply needs to fill the application form online, scan all relevant documents and upload them. It takes just two working days to open an ICICI Bank account.

Extending its popular Money2India service for online remittances, ICICI Bank launched a new remittance channel called Call2Remit. This service allows the user to contact a 24X7 customer care executive and remit money over the phone. This is useful especially for customers who need to transfer money urgently but do not have access to the Internet.

The Bank was the first in Bahrain to introduce 'Touch n Remit' facility, which enables NRIs to transfer money instantly to India using self-service kiosks. This facility is available to all NRIs, including those who are not customers of ICICI Bank. Users just have to carry out a simple, one-time registration for themselves and their beneficiaries by visiting the Bank's Bahrain branch. Using 'Touch n Remit', funds can be transferred to over 100 banks in India on any day of the year, including holidays.

Through these multiple, easy-to-use touch-points, ICICI Bank has ensured that its NRI customers have quick and convenient access to remittance facilities.

Partnering the nation by providing digital banking services

The Government's vision is to transform India into a digitally empowered society and a knowledge driven economy. ICICI Bank is supporting this vision through a host of offerings that leverage technology and help unbanked consumers fulfil their banking needs.

In fiscal 2015, ICICI Bank undertook a revolutionary 'Digital Village' initiative in Akodara, Gujarat. Apart from ensuring that every adult in the village has a bank account, the Bank has enabled cashless payments with the help of RuPay cards and mobile payments for day-to-day transactions. The Bank upgraded the local school's infrastructure to enable digital learning and set up a skill development centre for the youth. The village was also provided with Wi-Fi services, thereby enabling its residents to stay connected to the rest of the world.



Cashless ecosystem

set up in Akodara, Gujarat, ICICI Bank's revolutionary 'Digital Village'

The Bank actively participated in the Pradhan Mantri Jan-Dhan Yojana (PMJDY). It opened more than 2.0 million accounts; by far the highest among private sector banks, representing 45% of the total accounts opened by them. Nearly 90% of these accounts have been opened in rural areas. The Bank has also issued these new account holders with RuPay cards to transact at merchant outlets and withdraw cash from ATMs easily.

ICICI Bank has also simplified the account opening process for Aadhaar card holders. Applicants authenticate themselves with their Aadhaar-verified biometric signatures and their details get populated automatically in the account opening form. This enables applicants to open accounts in a quick and hassle-free manner without having to provide additional documents.

ICICI Bank's rural customers also use this biometric authentication to access banking services at micro-ATMs using the Aadhaar Enabled Payment System (AEPS). This allows them to withdraw cash, transfer funds and check for account balance in a secure and convenient manner.

With the Bank's digital domestic remittance service, migrant workers living in cities can instantly transfer money to their families' bank accounts in villages, using mobile phones. This eliminates the dependence on money orders or the need to send money through acquaintances.

ICICI Bank has also partnered with the Government in its efforts to improve transparency in the e-tendering process. This initiative is available in the states of Chhattisgarh, Haryana, Karnataka and Maharashtra. By developing a customised payment gateway for e-tendering, ICICI Bank has eliminated the need to collect earnest money deposits manually. Virtual transfer of these deposits improves transparency in the tendering process.

ICICI Bank continues to play its role as a partner in nation building and aims to empower every citizen with best-in-class banking solutions.

Over **2 million**

Jan-Dhan accounts as of January 31, 2015

3.7 million

AEPS transactions till March 31, 2015

Promoting Inclusive Growth

ICICI FOUNDATION FOR INCLUSIVE GROWTH

The ICICI Group set up ICICI Foundation for Inclusive Growth (ICICI Foundation) in early 2008 to build upon the Group's legacy of promoting development and inclusive growth.

VISION

To be a leading institution for the promotion of inclusive growth in India by contributing to the key enablers required for widespread participation in economic opportunities in the country.

MISSION

We will promote inclusive growth in India through focused initiatives in the identified areas including primary healthcare, elementary education, skill development & sustainable livelihood and financial inclusion.

AREAS OF FOCUS

1. Skill Development & Sustainable Livelihood

In fiscal 2015, ICICI Foundation scaled up its skill development initiative, ICICI Academy for Skills (ICICI Academy), by increasing the training capacity at existing centres and launching new centres. It also continued to scale up the activities of the Rural Self Employment Training Institutes (RSETIs) in Rajasthan. Through these initiatives, ICICI Foundation provided skill training to over 20,000 youth during the year.

(i) ICICI Academy for Skills

ICICI Academy is a nation-wide skill building initiative launched in October 2013 to improve the employment prospects of underprivileged youth. It offers industry-relevant 12-week pro bono vocational training courses, as well as life skills such as communication and financial literacy.

ICICI Academy has 11 centres across India, including six residential centres at Jaipur, Rajasthan; Coimbatore, Tamil Nadu; Narsobawadi, Maharashtra; Patna, Bihar; Durg, Chhattisgarh; and Indore, Madhya Pradesh; and five non-residential centres at Bengaluru, Karnataka; Chennai, Tamil Nadu; Hyderabad, Telangana; Pune, Maharashtra; and Guwahati, Assam.

The courses offered are electrical & home appliance repair, refrigeration & air-conditioning repair, pumps & motor repair, central air-conditioning, selling skills, office administration, web designing, retail cafe operations and paint application techniques.

ICICI Academy has collaborated with several industry leaders for designing the course curriculum and content, setting up practical training labs, training of trainers and monitoring of the training. ICICI Academy has tied up with over 400 partners to provide employment opportunities to the trained youth.

▼ Pumps & Motor Repair course at ICICI Academy



HIGHLIGHTS

- **Over 11,000 youth completed training** till March 31, 2015, including over 10,000 in fiscal 2015
- **Women comprise 31%** of the trainees
- **100%** of the trained youth have secured job placement
- The **new centres at Durg and Indore** have been set up in partnership with the Governments of Chhattisgarh and Madhya Pradesh, respectively





Central air-conditioning course at ICICI Academy

(ii) **Rural Self Employment Training Institutes (RSETIs)**

ICICI Foundation is managing RSETIs in Udaipur and Jodhpur and 11 satellite centres across these districts to provide skills to rural underprivileged youth. The centres impart training based on skill requirements of the local economy (currently 21 trades) and also facilitate employment for the trained youth.

Tailoring course at ICICI RSETI



HIGHLIGHTS

- **Over 10,000 youth trained** in fiscal 2015
- **Women represent 41%** of the youth trained so far

2. Elementary Education

School and Teacher Education Reform Programme, Rajasthan and Chhattisgarh

ICICI Foundation had entered into a six-year partnership with the Governments of Rajasthan and Chhattisgarh in April 2011 and July 2012, respectively, for School and Teacher Education Reform Programme (STERP). The programme aims to deliver a child-centric learning environment in government schools. During fiscal 2015, the programme focused on making 150 schools in Rajasthan and 100 schools in Chhattisgarh Right to Education (RtE) compliant. Further, in Chhattisgarh an initiative to build toilet blocks in 100 schools in five districts is being undertaken in line with the Government's 'Swachh Bharat Abhiyan'.

HIGHLIGHTS

In Rajasthan

- Revised course material for **First Year of Basic School Training Certificate**
- 35 nodal level **Academic Resource Centres** developed in Jaipur, Baran and Churu districts
- **102 school management committees** have been made operational

Chhattisgarh

- Developed a two-year **Diploma in Education (D.Ed.) course** under the Open Distance Learning (ODL) model for 45,000 untrained teachers
- Initiated reform of **Bachelor in Education (B.Ed.) syllabus**
- School development plan prepared for **100 demonstration schools**
- Construction of toilets in 100 schools is in progress under the **Swachh Bharat - Swachh Vidyalaya programme**

3. Primary Health

(i) **Outpatient Healthcare Programme**

In fiscal 2015, ICICI Foundation concluded the Outpatient Healthcare Programme, a pilot project undertaken in Mehsana, Gujarat, and Puri, Odisha, on the Rashtriya Swasthya Bima Yojana (RSBY) platform to improve healthcare accessibility for the households living below the poverty line. Based on the pilot, the Central government extended outpatient healthcare in all RSBY empanelled hospitals as a standard product across the nation, potentially benefitting 37 million families.

HIGHLIGHTS

- **190,026 families** in Puri and **76,929 families** in Mehsana were reached through this initiative. The number of insurance claims was 334,983 in Puri and 83,568 in Mehsana.

(ii) Reducing Child Under-nutrition

ICICI Foundation, in partnership with the Government of Rajasthan, is implementing a pilot malnutrition project in Baran district. It is aimed at improving the nutritional status of children up to six years of age. Initially the project covered 253 Anganwadi Centres (AWCs), which was scaled up to cover 502 AWCs in November 2014. Eleven model AWCs have been upgraded as demonstration sites. This has ensured standardisation in the delivery of all key services under the Integrated Child Development Services (ICDS).

▼ Growth monitoring of a child at an Anganwadi centre



(iii) Apna Clinic

The Apna Clinic project was initiated in 2011 to promote general health and well-being among long-route truckers at Nigdi in Pune. It provides healthcare and counselling on issues of health, hygiene and road safety to truckers. Since inception, Apna Clinic has reached out to 37,000 truckers, including 10,000 in fiscal 2015.

4. Other Initiatives

(i) Inclusive India Series

ICICI Foundation partnered with CNBC-TV18 to promote 'Inclusive India - The Livelihood Agenda', a unique multi-series initiative comprising a summit, a TV series and an awards function. The theme for this programme was 'Sustainable Livelihoods'. The programme culminated with the Inclusive India Awards which was held in Mumbai on December 5, 2014.

ICICI BANK LIMITED

ICICI Bank's commitment towards promoting inclusive growth spans several years. The formation of ICICI Foundation further strengthened the Bank's efforts in pursuing the social objectives of the organisation. The Bank has been contributing to ICICI Foundation since its inception. In fiscal 2015, the Bank has contributed ₹ 260.0 million to support initiatives in skill development, elementary education and healthcare.

In the area of financial inclusion, the Bank continues to focus on expanding its network of branches and Business Correspondents (BCs). At March 31, 2015, the Bank had 460 branches in unbanked villages. Further, the Bank is working with over 265 BCs who have a network of about 7,050 Customer Service Points (CSPs) covering over 12,800 villages. The Bank is a leading provider of micro saving accounts among private sector banks. The Bank actively participated in the Pradhan Mantri Jan-Dhan Yojana (PMJDY) launched in August 2014 and opened over 2.0 million accounts, which was the largest among private sector banks. It also is a leading service provider for Electronic Benefit Transfer (EBT) services and has initiated EBT payment facilities in 74 districts across 12 states. As part of its urban financial inclusion initiatives, the Bank has processed more than 7.0 million domestic migrant remittances in fiscal 2015. This service allows migrant workers to send money to their families in rural locations in a transparent and safe manner. The Bank also conducts financial literacy workshops called 'Gram Samvad' across the country and uses innovative and engaging methods like comic books and audio/visual tools as a medium.

In fiscal 2015, the Bank undertook a project of creating a 'Digital Village' at Akodara in Sabarkantha district in Gujarat. This initiative was centred around 3Cs, which included a Cashless payment ecosystem; a Comprehensive approach spanning education & skill development; and making the village Connected through Wi-Fi. Every adult in the village now has a bank account and seamless access to technology-enabled infrastructure to enable cashless transactions in these accounts either through RuPay cards or mobile phones. The village has been provided with better school infrastructure and a skill enhancement training centre. Further, the Bank has deployed tablets and mobile applications to eliminate physical movement of documents and capture data electronically at the farmgate itself, improving the turnaround time for credit delivery. The 'Digital Village' was dedicated to the nation by the Honourable Prime Minister, Shri Narendra Modi, at the Bank's foundation day event on January 2, 2015.

Other initiatives of the Bank during fiscal 2015 included promoting clean energy through use of renewable energy sources and reducing emissions at our premises, supporting institutions of higher education and a health awareness campaign.

ICICI PRUDENTIAL LIFE INSURANCE COMPANY (ICICI LIFE)

ICICI Life supports ICICI Foundation in its efforts to promote inclusive growth. ICICI Life also undertook initiatives in the areas of healthcare and consumer protection.

ICICI Life supports education and health of 750 children across 16 child-care institutes in Madhya Pradesh. Additionally, the Company supports healthcare delivery for the underprivileged through setting up of a semi-urban, mobile clinic in Thanjavur district, Tamil Nadu, in an effort to build a financially viable healthcare model for rural India.

▼ Shri Piyush Goyal, Minister of Power, Coal & Renewable Energy, and Ms. Chanda Kochhar, MD & CEO, ICICI Bank felicitating participants at Inclusive India Awards.


ICICI Foundation
PRESENT
INCLUSIVE
INDIA
AWARDS
THE LIVELI

Since the inception of the programme in June 2014, 5,400 people have been treated.

ICICI Life supports a consumer protection programme for creating awareness on electronic Insurance Account (eIA). This is a 'Green Initiative' aimed at providing insurance policyholders the facility to maintain their policies in an electronic format and, thereby, protect their documents from damage and loss. The awareness and education campaign was promoted through multiple media formats.

ICICI LOMBARD GENERAL INSURANCE COMPANY (ICICI GENERAL)

ICICI General supports ICICI Foundation and has also undertaken activities in sanitation and healthcare. ICICI General contributed towards preventive and curative healthcare programmes including a mobile medical care unit, which covered six villages in Kota district in Rajasthan. ICICI General conducted eye check-up camps for underprivileged children in 229 schools across 94 cities covering over 27,000 children. Over 3,900 children diagnosed with poor vision were provided spectacles.

OTHER CONTRIBUTIONS

The ICICI Group made a contribution of ₹ 120.0 million to the Prime Minister's National Relief Fund for the people affected by floods in Jammu & Kashmir, Assam, Meghalaya and Andhra Pradesh during fiscal 2015. The donation comprised the contribution of the employees of group companies, as well as from the companies themselves.

Daan Utsav (previously known as 'Joy of Giving Week') is an annual event organised by ICICI Bank in partnership with GiveIndia, a platform that allows anyone to donate to NGOs working for many different welfare causes. The objective of Daan Utsav is to help the Bank's employees and customers donate to meaningful projects. The campaign was conducted across online platforms from October 2 to 20, 2014 and focused on the cause of education for underprivileged children. A total of ₹ 13.4 million was mobilised through this campaign.

In addition, employees can participate in a 'Payroll Giving' programme by donating a fixed amount every month to projects of their choice through the GiveIndia platform.

Awards

ICICI Bank received several awards and recognitions in fiscal 2015 in India and abroad, including:

- Adjudged the winner in six categories and the first runner-up in one category out of a total of eight categories for private sector banks at the IBA Banking Technology Awards 2014-2015. The Bank won the overall award for the 'Best Technology Bank of the Year.' It also won awards in the categories of 'Best Use of Data', 'Best Risk Management Initiatives', 'Best Use of Technology in Training, Human Resources and e-Learning Initiatives', 'Best Financial Inclusion Initiative' and 'Best Use of Digital and Channels Technology' and was the first runner-up in the category of 'Best Use of Technology to Enhance Customer Experience'.


Indian Banks' Association
banking techn

▲ The IBA Banking Technology Awards

- 'Best Retail Bank in India' at the Asian Banker Excellence in Retail Financial Services International Awards. The Bank was also awarded in the 'Best Internet Banking Initiative' and 'Best Customer Risk Management Initiative' categories.
- Best bank in the categories of 'Social Media and Mobile Banking' and 'Business Intelligence Initiatives' at the IDRBT Banking Technology Excellence Awards.
- 'Best Bank – Global Business Development (Private Sector)' in the Dun & Bradstreet-Polaris Financial Technology Banking Awards 2014.
- Winner of the Retail Banker International's Trailblazer Asia Award in the category of 'Collection & Debt Management'.
- Recognised as one of the 'Top Companies for Leaders' in a study conducted by Aon Hewitt.
- Ranked second at the 'National Energy Conservation Awards 2014' organised by the Ministry of Power, Government of India, under the 'Office buildings (less than 10 lakh kWh/year consumption)' category.
- Awarded the Certificate of Recognition as one of the Top 5 Companies in Corporate Governance at the 14th ICSI (The Institute of Company Secretaries of India) National Awards for Corporate Governance.
- Awarded the 'Best Risk Management Service Provider, India' at The Asset Triple A Transaction Banking Awards 2014.
- Second in the category of 'Banks & Financial Institutions' in the '2015 Brand Trust Report India Study' done by Trust Research Advisory (TRA).

Directors' Report

Your Directors have pleasure in presenting the Twenty-first Annual Report of ICICI Bank Limited along with the audited financial statements for the year ended March 31, 2015.

FINANCIAL HIGHLIGHTS

The financial performance for fiscal 2015 is summarised in the following table:

₹ in billion, except percentages	Fiscal 2014	**Fiscal 2015**	% change
Net interest income and other income	269.03	**312.16**	16.0%
Operating expenses	103.09	**114.96**	11.5%
Provisions & contingencies[1]	26.26	**39.00**	48.5%
Profit before tax	139.68	**158.20**	13.3%
Profit after tax	98.10	**111.75**	13.9%

1. *Excludes provision for taxes.*

₹ in billion, except percentages	Fiscal 2014	**Fiscal 2015**	% change
Consolidated profit after tax	110.41	**122.47**	10.9%

Appropriations

The profit after tax of the Bank for fiscal 2015 is ₹ 111.75 billion after provisions and contingencies of ₹ 39.00 billion, provision for taxes of ₹ 46.45 billion and all expenses. The disposable profit is ₹ 244.93 billion, taking into account the balance of ₹ 133.18 billion brought forward from the previous year. Your Bank's dividend policy is based on the profitability and key financial metrics of the Bank, the Bank's capital position and requirements and the regulations pertaining to the same. Your Bank has a consistent dividend payment history. Given the financial performance for fiscal 2015 and in line with the Bank's dividend policy, your Directors are pleased to recommend a dividend of ₹ 5.00 per equity share for the year ended March 31, 2015 and have appropriated the disposable profit as follows:

₹ in billion	Fiscal 2014	**Fiscal 2015**
To Statutory Reserve, making in all ₹ 163.21 billion	24.53	**27.94**
To Special Reserve created and maintained in terms of Section 36(1)(viii) of the Income-tax Act, 1961, making in all ₹ 65.79 billion	9.00	**11.00**
To Capital Reserve, making in all ₹ 25.85 billion	0.76	**2.92**
To/(from) Investment Reserve Account, making in all Nil	1.27	**(1.27)**
To Revenue and other reserves, making in all ₹ 26.47 billion[1,2]	0.05	**0.01**
Dividend for the year (proposed)		
– On equity shares @ ₹ 5.00 per share of face value ₹ 2.00 each (@ ₹ 23.00 per share of face value ₹ 10.00 each for fiscal 2014)[3]	26.57	**29.02**
– On preference shares @ ₹ 100.00 per preference share (@ ₹ 100.00 per preference share for fiscal 2014) (₹)	35,000	**35,000**
– Corporate dividend tax	1.76	**2.71**
Leaving balance to be carried forward to the next year	133.18	**172.61**

1. *Includes transfer of ₹ 7.7 million to Reserve Fund for fiscal 2015 (₹ 46.1 million to Reserve Fund and Investment Fund account for fiscal 2014) in accordance with regulations applicable to the Sri Lanka branch.*
2. *During fiscal 2015, an amount of ₹ 9.29 billion was utilised with approval of RBI to provide for outstanding Funded Interest Term Loan related to accounts restructured prior to the issuance of RBI guidelines in 2008. Refer detailed note no. 25 in schedule 18 'notes to accounts' of the financial statements.*
3. *Includes dividend for the prior year paid on shares issued after the balance sheet date and prior to the record date.*

PARTICULARS OF LOANS, GUARANTEES OR INVESTMENTS

Pursuant to the clarification dated February 13, 2015 issued by Ministry of Corporate Affairs and Section 186(11) of the Companies Act, 2013, the provisions of Section 186(4) of the Companies Act, 2013 requiring disclosure in the financial statements of the full particulars of the loan given, investment made or guarantee given or security provided and the purpose for which the loan or guarantee or security is proposed to be utilised by the recipient of the loan or guarantee or security is not applicable to a banking company.

SUBSIDIARY, ASSOCIATE AND JOINT VENTURE COMPANIES

ICICI Bank Eurasia Limited Liability Company ceased to be a subsidiary of the Bank effective March 17, 2015.

The Bank, to protect its interests as a lender, converts loans or exercises pledge of shares from time to time and hence acquires equity holding in unrelated companies, which are required to be reported as associates under the Companies Act, 2013 if the holding exceeds 20.0%. Accordingly, pursuant to invocation of pledge for recovery of monies, Falcon Tyres Limited became an associate company of the Bank effective December 4, 2014 for the purpose of reporting under the Companies Act, 2013. The particulars of subsidiary and associate companies as on March 31, 2015 have been included in Form MGT-9 which is annexed to this report as Annexure D.

PERFORMANCE AND FINANCIAL POSITION OF SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES

The performance and financial position of subsidiaries and associates of the Bank as on March 31, 2015 has been annexed to this report as Annexure A.

The Bank will make available separate audited financial statements of the subsidiaries to any Member upon request. These documents/details are available on the Bank's website (www.icicibank.com) and will also be available for inspection by any Member or trustee of the holder of any debentures of the Bank at its Registered Office and Corporate Office. As required by Accounting Standard-21 issued by the Institute of Chartered Accountants of India, the Bank's consolidated financial statements included in this Annual Report incorporate the accounts of its subsidiaries and other consolidating entities. A summary of key financials of the Bank's subsidiaries is also included in this Annual Report.

SIGNIFICANT AND MATERIAL ORDERS PASSED BY THE REGULATORS OR COURTS OR TRIBUNALS IMPACTING THE GOING CONCERN STATUS OF THE COMPANY

There are no significant and/or material orders passed by the Regulators or Courts or Tribunals impacting the going concern status of the Bank.

DIRECTORS AND OTHER KEY MANAGERIAL PERSONNEL

Changes in the composition of the Board of Directors and other Key Managerial Personnel

Alok Tandon, Joint Secretary, Ministry of Finance, has been nominated by Government of India as Director on Board of the Bank effective June 6, 2014 in place of Arvind Kumar. The Board placed on record its appreciation of the valuable contribution and guidance provided by Arvind Kumar to the Bank.

V. K. Sharma was appointed as an independent Director by the Members at the last Annual General Meeting (AGM) held on June 30, 2014.

There was no other appointment or cessation of appointment of key managerial personnel during the financial year.

Independent Directors

The Board of the Bank consists of 12 Directors, out of which seven are independent Directors, one is a Government Nominee Director and four are wholetime Directors.

All independent Directors have given declarations that they meet the criteria of independence as laid down under Section 149 of the Companies Act, 2013 which has been relied on by the Bank and placed at the Board Meeting of the Bank held on April 27, 2015.

Retirement by rotation

In terms of Section 152 of the Companies Act, 2013, N. S. Kannan, Executive Director would retire by rotation at the forthcoming AGM and is eligible for re-appointment. N. S. Kannan has offered himself for re-appointment.

Re-appointments/Approvals for Executive Directors

The Members of the Company at the AGM held on June 30, 2014 approved the re-appointment of Rajiv Sabharwal as Executive Director of the Bank for a period of five years effective June 24, 2015 upto June 23, 2020. RBI *vide* its letter dated March 31, 2015 has approved the re-appointment of Rajiv Sabharwal for a period of three years effective June 24, 2015 upto June 23, 2018.

AUDITORS

Statutory Auditors

At the AGM held on June 30, 2014 the Members approved the appointment of M/s B S R & Co. LLP, Chartered Accountants as statutory auditors for a period of four years commencing from the twentieth AGM till the conclusion of the twenty-fourth AGM subject to the annual approval of RBI and ratification by the Members every year. As recommended by the Audit Committee, the Board has proposed the re-appointment of M/s B S R & Co. LLP, Chartered Accountants as statutory auditors for fiscal 2016. Their appointment has been approved by RBI for fiscal 2016. The appointment is accordingly proposed in the Notice of the current AGM *vide* item no. 5 for ratification by Members.

There are no qualifications, reservation or adverse remarks made by the statutory auditors in the audit report.

Secretarial Auditors

Pursuant to the provisions of Section 204 of the Companies Act, 2013 and the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014, the Bank with the approval of its Board, appointed M/s. Parikh Parekh & Associates, a firm of Company Secretaries in Practice to undertake the Secretarial Audit of the Bank for the financial year ended March 31, 2015. The Secretarial Audit Report is annexed herewith as Annexure B. There are no qualifications, reservation or adverse remark or disclaimer made by the auditor in the report save and except disclaimer made by them in discharge of their professional obligation.

PERSONNEL

The statement containing particulars of employees as required under Section 197(12) of the Companies Act, 2013 read with rule 5(2) of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 is given in an annexure and forms part of this report. In terms of Section 136(1) of the Companies Act, 2013, the Report and the Accounts are being sent to the Members excluding the aforesaid Annexure. Any Member interested in obtaining a copy of the Annexure may write to the Company Secretary at the Registered Office of the Bank.

INTERNAL CONTROL AND ITS ADEQUACY

The Bank has adequate internal controls and processes in place with respect to its financial statements which provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. These controls and processes are driven through various policies, procedures and certifications. The processes and controls are reviewed periodically. The Bank has a mechanism of testing the controls at regular intervals for their design and operating effectiveness to ascertain the reliability and authenticity of financial information.

DISCLOSURE UNDER FOREIGN EXCHANGE MANAGEMENT ACT, 1999

The Bank has obtained a certificate from its statutory auditors that it is in compliance with the Foreign Exchange Management Act, 1999 provisions with respect to investments made in its consolidated subsidiaries during FY2015.

RELATED PARTY TRANSACTIONS

The Bank undertakes various transactions with related parties in the ordinary course of business. The Bank has a Board approved policy on Related Party Transactions, which has been disclosed on the website of the Bank and can be viewed at http://www.icicibank.com/managed-assets/docs/personal/general-links/related-party-transactions-policy.pdf. The Bank also has a Board approved Group Arms' Length Policy which requires transactions with the group companies to be at arm's length. The transactions between the Bank and its related parties, during the year ended March 31, 2015, were in the ordinary course of business and based on the principles of arm's length. The details of material related party transactions at an aggregate level for year ended March 31, 2015 is annexed as Annexure C.

EXTRACT OF ANNUAL RETURN

The details forming part of the extract of the Annual Return in form MGT-9 is annexed herewith as Annexure D.

BUSINESS RESPONSIBILITY REPORTING

Business Responsibility Report as mandated by Securities and Exchange Board of India (SEBI) *vide* its circular dated August 13, 2012 has been hosted on the website of the Bank (http://www.icicibank.com/aboutus/annual.html). Any Member interested in obtaining a physical copy of the same may write to the Company Secretary at the Registered Office of the Bank.

RISK MANAGEMENT FRAMEWORK

The Bank's risk management framework is based on a clear understanding of various risks, disciplined risk assessment and measurement procedures and continuous monitoring. The policies and procedures established for this purpose are continuously benchmarked with international best practices. The Board of Directors has oversight on all the risks assumed by the Bank. Specific Committees have been constituted to facilitate focused oversight of various risks as follows:

- The Risk Committee of the Board reviews risk management policies of the Bank pertaining to credit, market, liquidity, operational, outsourcing and reputation risks and business continuity management. The Committee also reviews the Risk Appetite & Enterprise Risk Management frameworks, Internal Capital Adequacy Assessment Process (ICAAP) and stress testing. The stress testing framework includes a wide range of Bank-specific and market (systemic) scenarios. The ICAAP exercise covers the domestic and overseas operations of the Bank, banking subsidiaries and material non-banking subsidiaries. The Committee reviews migration to the advanced approaches under Basel II and implementation of Basel III, risk return profile of the Bank, compliance with RBI guidelines pertaining to credit, market and operational risk management systems and the activities of the Asset Liability Management Committee. The Committee reviews the level and direction of major risks pertaining to credit, market, liquidity, operational, compliance, group, management and capital at risk as part of risk profile templates. In addition, the Committee has oversight on risks of subsidiaries covered under the Group Risk Management Framework. The Risk Committee also reviews the Liquidity Contingency Plan for the Bank and the threshold limits.
- The Credit Committee of the Board, apart from sanctioning credit proposals based on the Bank's credit authorisation framework, reviews developments in key industrial sectors and the Bank's exposure to these sectors as well as to large borrower accounts and borrower groups. The Credit Committee also reviews the major credit portfolios, non-performing loans, accounts under watch, overdues and incremental sanctions.
- The Audit Committee of the Board provides direction to and monitors the quality of the internal audit function and also monitors compliance with inspection and audit reports of Reserve Bank of India, other regulators and statutory auditors.
- The Asset Liability Management Committee is responsible for managing liquidity and interest rate risk and reviewing the asset-liability position of the Bank.

Summaries of reviews conducted by these Committees are reported to the Board on a regular basis.

Policies approved from time to time by the Board of Directors/Committees of the Board form the governing framework for each type of risk. The business activities are undertaken within this policy framework. Independent groups and sub-groups have been constituted across the Bank to facilitate independent evaluation, monitoring and reporting of various risks. These groups function independently of the business groups/sub-groups.

The Bank has dedicated groups, viz., the Risk Management Group, Compliance Group, Corporate Legal Group, Internal Audit Group and the Financial Crime Prevention & Reputation Risk Management Group, with a mandate to identify, assess and monitor all of the Bank's principal risks in accordance with well-defined policies and procedures. The Risk Management Group is further organised into the Credit Risk Management Group, Market Risk Management Group and Operational Risk Management Group. These groups are completely independent of all business operations and coordinate with representatives of the business units to implement the Bank's risk management policies and methodologies. The internal audit and compliance groups are responsible to the Audit Committee of the Board.

INFORMATION REQUIRED UNDER SEXUAL HARASSMENT OF WOMEN AT WORKPLACE (PREVENTION, PROHIBITION & REDRESSAL) ACT, 2013

Please refer Principle 3 under Section E of the Business Responsibility Report.

CORPORATE GOVERNANCE

The corporate governance framework at ICICI Bank is based on an effective independent Board, the separation of the Board's supervisory role from the executive management and the constitution of Board Committees, which at March 31, 2015 comprised majority of independent Directors and was chaired by independent Directors, to oversee critical areas.

I. Philosophy of Corporate Governance

ICICI Bank's corporate governance philosophy encompasses regulatory and legal requirements, such as the terms of listing agreements with stock exchanges which aims at a high level of business ethics, effective supervision and enhancement of value for all stakeholders. The corporate governance framework adopted by the Bank already encompasses a significant portion of the recommendations contained in the 'Corporate Governance Voluntary Guidelines 2009' issued by the Ministry of Corporate Affairs, Government of India.

Whistle Blower Policy

The Bank has formulated a Whistle Blower Policy. The Policy comprehensively provides an opportunity for any employee/ Director of the Bank to raise any issue concerning breaches of law, accounting policies or any act resulting in financial or reputation loss and misuse of office or suspected or actual fraud. The Policy provides for a mechanism to report such concerns to the Audit Committee through specified channels. The Policy has been periodically communicated to the employees and also posted on the Bank's intranet. The Whistle Blower Policy complies with the requirements of Vigil mechanism as stipulated under Section 177 of the Companies Act, 2013. The details of establishment of the Whistle Blower Policy/Vigil mechanism have been disclosed on the website of the Bank.

ICICI Bank Code of Conduct for Prevention of Insider Trading

In accordance with the requirements of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992, ICICI Bank has instituted a comprehensive code of conduct for prevention of insider trading.

Group Code of Business Conduct and Ethics

The Group Code of Business Conduct and Ethics for Directors and employees of the ICICI Group aims at ensuring consistent standards of conduct and ethical business practices across the constituents of the ICICI Group. This Code is reviewed on an annual basis and the latest Code is available on the website of the Bank (www.icicibank.com). Pursuant to Clause 49 of the Listing Agreement, a confirmation from the Managing Director & CEO regarding compliance with the Code by all the Directors and senior management forms part of the Annual Report.

Material Subsidiaries

In accordance with the requirements of Clause 49 of the Listing Agreement, the Bank has formulated a Policy for determining Material Subsidiaries and the same has been hosted on the website of the Bank (http://www.icicibank.com/managed-assets/docs/investor/policy-for-determining-material-subsidiaries/policy-for-determining-material-subsidiaries.pdf).

Familiarisation Programme for Independent Directors

Independent Directors are familiarised with their roles, rights and responsibilities in the Bank as well as with the nature of industry and business model of the Bank through induction programmes at the time of their appointment as Directors and through presentations on economy & industry overview, key regulatory developments, strategy and performance which are made to the Directors from time to time. The details of the familiarisation programmes have been hosted on the website of the Bank and can be accessed on the link: (http://www.icicibank.com/managed-assets/docs/about-us/board-of-directors/familiarisation-programme-for-independent-directors.pdf).

CEO/CFO Certification

In terms of Clause 49 of the Listing Agreement, the certification by the Managing Director & CEO and Chief Financial Officer on the financial statements and internal controls relating to financial reporting has been obtained.

Board of Directors

ICICI Bank has a broad-based Board of Directors, constituted in compliance with the Banking Regulation Act, 1949, the Companies Act, 2013 and listing agreement prescribed by stock exchanges and in accordance with good corporate governance practices. The Board functions either as a full Board or through various committees constituted to oversee specific operational areas. The Board has constituted 11 committees, viz., Audit Committee, Board Governance, Remuneration & Nomination Committee, Corporate Social Responsibility Committee, Credit Committee, Customer Service Committee, Fraud Monitoring Committee, Information Technology Strategy Committee, Risk Committee, Stakeholders Relationship Committee, Review Committee for Identification of Wilful Defaulters/Non Co-operative Borrowers and Committee of Executive Directors. At March 31, 2015, these Board Committees other than the Committee of Executive Directors comprised majority of independent Directors and all Committees except the Review Committee for Identification of Wilful Defaulters/Non Co-operative Borrowers were chaired by independent Directors.

At March 31, 2015, the Board of Directors consisted of 12 members. There were seven Meetings of the Board during fiscal 2015 - on April 25, July 31, September 9, October 30 and December 5 in 2014 and January 30 and March 31-April 1 in 2015.

The names of the Directors, their attendance at Board Meetings during the year, attendance at the last AGM and the number of other directorships and board committee memberships held by them at March 31, 2015 are set out in the following table:

Name of Director	Board Meetings attended during the year	Attendance at last AGM (June 30, 2014)	Number of other directorships		Number of other committee memberships[3]
			Of Indian public limited companies[1]	Of other companies[2]	
Independent Directors					
K. V. Kamath, *Chairman* (DIN: 00043501)	7/7	Present	1	1	1
Dileep Choksi (DIN: 00016322)	6/7	Present	9	2	9(5)
Homi Khusrokhan (DIN: 00005085)	7/7	Present	3	1	2(1)
M. S. Ramachandran (DIN: 00943629)	6/7	Present	5	2	2
Tushaar Shah (DIN: 03055738)	4/7	Present	–	–	–
V. K. Sharma (DIN : 02449088)	4/7	Present	3	2	–

Name of Director	Board Meetings attended during the year	Attendance at last AGM (June 30, 2014)	Number of other directorships		Number of other committee memberships[3]
			Of Indian public limited companies[1]	Of other companies[2]	
V. Sridar (DIN: 02241339)	7/7	Present	8	–	7(4)
Government Nominee Director					
Arvind Kumar *(upto June 6, 2014)* (DIN: 03567738)	1/1	N.A.	N.A.	N.A.	N.A.
Alok Tandon *(w.e.f June 6, 2014)* (DIN: 01841717)	1/6	Absent	3	2	2(1)
Wholetime/Executive Directors					
Chanda Kochhar (DIN: 00043617)	7/7	Present	4	3	–
N. S. Kannan (DIN: 00066009)	7/7	Absent	4	2	1
K. Ramkumar (DIN: 00244711)	7/7	Present	2	–	1
Rajiv Sabharwal (DIN: 00057333)	7/7	Present	2	–	–

1. *Comprises public limited companies incorporated in India.*
2. *Comprises private limited companies incorporated in India, foreign companies, statutory bodies and insurance corporations but excludes Section 8 companies and not for profit foreign companies.*
3. *Comprises only Audit Committee and Stakeholders Relationship Committee of Indian public limited companies. Figures in parentheses indicate committee chairpersonships.*

In terms of Clause 49 of the Listing Agreement, the number of Committees (Audit Committee and Stakeholder Relationship Committee) of public limited companies in which a Director is a member/chairperson were within the limits provided under Clause 49, for all the Directors of the Bank. The number of directorships of each independent Director is also within the limits prescribed under Clause 49.

The terms of reference of the Board Committees as mentioned earlier, their composition and attendance of the respective Members at the various Committee Meetings held during fiscal 2015 are set out below:

II. Audit Committee

Terms of Reference

The Audit Committee provides direction to the audit function and monitors the quality of internal and statutory audit. The responsibilities of the Audit Committee include examining the financial statements and auditors' report and overseeing the financial reporting process to ensure fairness, sufficiency and credibility of financial statements, recommendation of appointment, terms of appointment and removal of central and branch statutory auditors and chief internal auditor and fixation of their remuneration, approval of payment to statutory auditors for other permitted services rendered by them, review and monitor with the management the auditor's independence, performance and effectiveness of audit process, review of functioning of Whistle Blower Policy, review of the quarterly and annual financial statements before submission to the Board, review of the adequacy of internal control systems and the internal audit function, review of compliance with inspection and audit reports and reports of statutory auditors, review of the findings of internal investigations, approval of transactions with related parties or any subsequent modifications, review of statement of significant related party transactions, review of management letters/letters on internal control weaknesses issued by statutory auditors, reviewing with the management the statement of uses/application of funds raised through an issue (public issue, rights issue, preferential issue, etc.), the statement of funds utilised for the purposes other than those stated in the offer document/prospectus/notice and the report submitted by the monitoring agency, monitoring the utilisation of proceeds of a public or rights issue and making appropriate recommendations to the Board to take steps in this matter, discussion on the scope of audit with external auditors and examination of reasons for substantial defaults, if any, in payment to stakeholders, valuation of undertakings or assets, evaluation of risk management systems, scrutiny of inter-corporate loans and investments. The Audit Committee is also empowered to appoint/oversee the work of any registered public accounting firm, establish procedures for receipt and treatment of complaints received regarding accounting and auditing matters and engage independent counsel as also provide for appropriate funding for compensation to be paid to any firm/advisors. In addition, the Audit Committee also exercises oversight on the regulatory compliance function of the Bank. The Audit Committee is also empowered to approve the appointment of the CFO (i.e., the wholetime Finance Director or any other person heading the finance function or discharging that function) after assessing the qualifications, experience and background, etc. of the candidate.

Composition

At March 31, 2015, the Audit Committee comprised four independent Directors and was chaired by Homi Khusrokhan, an independent Director. There were six Meetings of the Committee during the year.

The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
Homi Khusrokhan, *Chairman*	6/6
Dileep Choksi, *Alternate Chairman*	6/6
M. S. Ramachandran	6/6
V. Sridar	6/6

III. Board Governance, Remuneration & Nomination Committee

Terms of Reference

The functions of the Committee include recommending appointments of Directors to the Board, identifying persons who are qualified to become Directors and who may be appointed in senior management in accordance with the criteria laid down and recommending to the Board their appointment and removal, framing an evaluation framework for the evaluation of the performance of the wholetime/independent Directors and the Board, evaluation of performance of every Director, recommending to the Board a policy relating to the remuneration for the Directors, key managerial personnel and other employees, recommending to the Board the remuneration (including performance bonus and perquisites) to wholetime Directors (WTDs), approving the policy for and quantum of bonus payable to the members of the staff including senior management and key managerial personnel, formulating the criteria for determining qualifications, positive attributes and independence of a Director, framing policy on Board diversity, framing guidelines for the Employees Stock Option Scheme (ESOS) and recommending of grant of the Bank's stock options to employees and WTDs of the Bank and its subsidiary companies.

Composition

At March 31, 2015, the Board Governance, Remuneration & Nomination Committee comprised three independent Directors and was chaired by Homi Khusrokhan, an independent Director. There were five Meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
Homi Khusrokhan, *Chairman (Chairman w.e.f April 25, 2014 effective close of business hours)*	5/5
K. V. Kamath *(Chairman upto April 25, 2014 effective close of business hours)*	5/5
M. S. Ramachandran	5/5

Policy/Criteria for Directors' Appointment

The Bank with the approval of its Board Governance, Remuneration & Nomination Committee (Committee) has put in place a policy on Directors' appointment and remuneration including criteria for determining qualifications, positive attributes, independence of a Director as well as a policy on Board diversity. The policy has been framed based on the broad principles as outlined hereinafter. The Committee would evaluate the composition of the Board and vacancies arising in the Board from time to time. The Committee while recommending candidature of a Director would consider the special knowledge or expertise possessed by the candidate as specified under the Banking Regulation Act, 1949. The Committee would assess the fit and proper credentials of the candidate and the companies/entities with which the candidate is associated either as a director or otherwise as to whether such association is permissible under RBI guidelines and the internal norms adopted by the Bank. For the above assessment, the Committee would be guided by the guidelines issued by RBI in this regard.

The Committee will also evaluate the prospective candidate for the position of a Director from the perspective of the criteria for independence prescribed under the Companies Act, 2013 as well as the listing agreement. For a non-executive Director to be classified as independent he/she must satisfy the criteria of independence as prescribed and sign a declaration of independence. The Committee will review the same and determine the independence of a Director.

The Committee based on the above assessments will make suitable recommendations on the appointment of Directors to the Board.

Remuneration policy

RBI *vide* its circular DBOD No. BC. 72/29.67.001/2011-12 dated January 13, 2012 has issued guidelines on "Compensation of Wholetime Directors/Chief Executive Officers/Risk takers and Control function staff etc." for implementation by private sector banks and foreign banks from the financial year 2012-13. The Bank adopted a Compensation Policy in January 2012 which is amended from time to time based on regulatory requirements. The Compensation Policy of the Bank as adopted in line with the RBI circular is in compliance with the requirements for the Remuneration Policy as prescribed under Companies Act, 2013. Further details with respect to the policy are provided under the section titled "Compensation Policy and Practices".

The remuneration payable to non-executive/independent Directors is governed by the provisions of the Banking Regulation Act, 1949, RBI guidelines issued from time to time and the provisions of the Companies Act, 2013 and related rules to the extent it is not inconsistent with the provisions of the Banking Regulation Act, 1949/RBI guidelines. The permitted modes of remuneration for the non-executive/independent Directors (other than Government nominee) would be sitting fee for attending each Meeting of the Committee/Board as approved by the Board from time to time within the limits as provided under the Companies Act, 2013 and related rules.

For a non-executive Chairman, the remuneration would also include such fixed payments on such periodicity as may be recommended by the Board and approved by the Members and RBI from time to time and maintaining a Chairman's office at the Bank's expense, bearing expenses for travel on official visits and participation in various forums (both in India and abroad) as Chairman of the Bank and bearing travel/halting/other expenses and allowances for attending to duties as Chairman of the Bank and any other modes of remuneration as may be permitted by RBI through any circulars/guidelines as may be issued from time to time.

All the non-executive/independent Directors would be entitled to reimbursement of expenses for attending Board/ Committee Meetings, official visits and participation in various forums on behalf of the Bank.

Performance evaluation of the Board, Committees and Directors

The Bank with the approval of its Board Governance, Remuneration & Nomination Committee has put in place an evaluation framework for evaluation of the Board, Directors and Chairperson. The Board also carries out an evaluation of the working of its Audit Committee, Board Governance, Remuneration & Nomination Committee, Corporate Social Responsibility Committee, Credit Committee, Customer Service Committee, Fraud Monitoring Committee, Information Technology Strategy Committee, Risk Committee, Stakeholders Relationship Committee and Committee of Executive Directors. The evaluation of the Committees is based on the assessment of the compliance with the terms of reference of the Committees.

The evaluations for the Directors and the Board were done through circulation of two questionnaires, one for the Directors and the other for the Board which assessed the performance of the Board on select parameters related to roles, responsibilities and obligations of the Board and functioning of the Committees including assessing the quality, quantity and timeliness of flow of information between the company management and the Board that is necessary for the Board to effectively and reasonably perform their duties. The evaluation criteria for the Directors was based on their participation, contribution and offering guidance to and understanding of the areas which are relevant to them in their capacity as members of the Board. The evaluation process for wholetime Directors is further detailed under the section titled "Compensation Policy and Practices".

Details of Remuneration paid to wholetime Directors

The Board Governance, Remuneration & Nomination Committee determines and recommends to the Board the amount of remuneration, including performance bonus and perquisites, payable to the wholetime Directors.

The following table sets out the details of remuneration (including perquisites and retiral benefits) paid to wholetime Directors for fiscal 2015.

	Details of Remuneration (₹)			
	Chanda Kochhar	N. S. Kannan	K. Ramkumar	Rajiv Sabharwal
Basic	20,166,960	13,322,880	13,322,880	12,592,920
Performance bonus for fiscal 2015[1]	16,655,570	11,164,591	11,164,591	9,593,920
Allowances and perquisites[2]	17,631,924	11,556,823	12,772,714	10,588,149
Contribution to provident fund	2,420,036	1,598,748	1,598,748	1,511,152
Contribution to superannuation fund	–	1,998,432	1,998,432	1,888,938
Contribution to gratuity fund	1,679,908	1,109,796	1,109,796	1,048,990
Stock options[3] (Numbers)				
Fiscal 2015[1]	1,450,000	725,000	725,000	655,000
Fiscal 2014	1,450,000	725,000	725,000	725,000
Fiscal 2013	1,250,000	625,000	625,000	625,000

1. *Bonus and Options granted for fiscal 2015 are subject to RBI approval.*
2. *Allowances and perquisites exclude stock options exercised during fiscal 2015 as it does not constitute remuneration paid to the wholetime Directors for fiscal 2015.*
3. *The number of options as shown in the above table reflect the effect of sub-division retrospectively for the period prior to the record date.*

Perquisites (evaluated as per Income-tax rules wherever applicable and otherwise at actual cost to the Bank) such as the benefit of the Bank's furnished accommodation, gas, electricity, water and furnishings, club fees, group insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund and gratuity were provided in accordance with the scheme(s) and rule(s) applicable from time to time. In line with the staff loan policy applicable to specified grades of employees who fulfill prescribed eligibility criteria to avail loans for purchase of residential property, the wholetime Directors are also eligible for housing loans subject to approval of RBI.

The Members at the AGM held on June 24, 2013 approved the minimum and maximum ranges for remuneration as well as supplementary allowance for the Executive Directors. In terms of the said approvals, the monthly basic salary for Chanda Kochhar, Managing Director & CEO would be within the range of ₹ 1,350,000 – ₹ 2,600,000, N. S. Kannan and K. Ramkumar, Executive Directors would be within the range of ₹ 950,000 – ₹ 1,700,000 and Rajiv Sabharwal, Executive Director would be within the range of ₹ 900,000 – ₹ 1,600,000 effective April 1, 2013. The monthly supplementary allowances for the Managing Director & CEO, would be within the range of ₹ 1,000,000 – ₹ 1,800,000, for N. S. Kannan and K. Ramkumar, Executive Directors would be within the range of ₹ 675,000 – ₹ 1,225,000 and for Rajiv Sabharwal, Executive Director would be within the range of ₹ 650,000 – ₹ 1,200,000. The Board would determine the actual remuneration/supplementary allowance payable within the above ranges from time to time subject to the approval of RBI.

Details of Remuneration paid to non-executive Directors

As provided under Article 132 of the Articles of Association of the Bank, the fees payable to a non-executive Director (other than to the nominee of Government of India) for attending a Meeting of the Board or Committee thereof are decided by the Board of Directors from time to time within the limits prescribed by the Companies Act, 2013 and the rules thereunder. The Board of Directors have approved the payment of ₹ 100,000 as sitting fee for each Meeting of the Board and ₹ 20,000 as sitting fee for each Meeting of the Committee attended.

The Board of Directors at its Meeting held on April 26, 2013 and subsequently the Members at their AGM held on June 24, 2013 approved a revision in the remuneration payable to K. V. Kamath. In terms of the revised remuneration, K. V. Kamath is entitled to be paid a remuneration of upto ₹ 5,000,000 per annum. This remuneration limit is effective May 1, 2014 upto April 30, 2019, being the period for which the shareholders re-appointed K. V. Kamath as Chairman. Within this range, the Board will approve the remuneration payable to K. V. Kamath from time to time subject to approval of RBI. The Board at its Meeting held on October 25, 2013 approved a remuneration of ₹ 3,000,000 per annum effective May 1, 2014. RBI *vide* its letter dated March 25, 2014 while approving the re-appointment of the Chairman for the period May 1, 2014 upto April 30, 2017 has also approved the above remuneration of ₹ 3,000,000 per annum. K. V. Kamath was paid a remuneration of ₹ 3,000,000 for the period May 1, 2014 to April 30, 2015.

Information on the total sitting fees paid to each non-executive Director during fiscal 2015 for attending Meetings of the Board and its Committees is set out in the following table:

Name of Director	**Amount (₹)**
K. V. Kamath	1,600,000
Dileep Choksi	900,000
Homi Khusrokhan	1,540,000
M. S. Ramachandran	1,380,000
Tushaar Shah	400,000
V. K. Sharma	540,000
V. Sridar	1,280,000
Alok Tandon[1]	–
Total	**7,640,000**

1. Being a Government Nominee Director, not entitled to receive sitting fees.

The details of shares and convertible instruments of the Bank held by the non-executive Directors as on March 31, 2015 are set out in the following table:

Name of Director	**Instrument**	**No. of shares held**
K. V. Kamath	Equity	950,000
Dileep Choksi	Equity	2,500
Homi Khusrokhan	Equity	3,500[1]
M. S. Ramachandran	Equity	1,300
Tushaar Shah	–	–
V. K. Sharma	–	–
V. Sridar	–	–
Alok Tandon	–	–

1. Shares held jointly with relatives.

Remuneration disclosures as required under RBI guidelines

The RBI circular DBOD No. BC. 72/29.67.001/2011-12 on "Compensation of Wholetime Directors/Chief Executive Officers/ Risk takers and Control function staff etc." requires the Bank to make following disclosures on remuneration on an annual basis in their Annual Report:

COMPENSATION POLICY AND PRACTICES

(A) Qualitative disclosures

a) Information relating to the composition and mandate of the Remuneration Committee

The Board Governance, Remuneration & Nomination Committee (BGRNC) at March 31, 2015 comprised three independent Directors. The functions of the BGRNC *inter alia* include recommending appointments of Directors to the Board, identifying persons who may be appointed in senior management and recommending to the Board their appointment and removal, evaluation of the performance of the Directors, recommending to the Board the remuneration (including performance bonus and perquisites) to wholetime Directors, approval of the policy for and quantum of bonus payable to the members of the staff, framing of guidelines for the Employees Stock Option Scheme and recommending of grant of the Bank's stock options to employees and wholetime Directors of the Bank and its subsidiary companies.

b) Information relating to design and structure of remuneration processes and the key features and objectives of remuneration policy

The Bank has under the guidance of the Board and the BGRNC, followed compensation practices intended to drive meritocracy within the framework of prudent risk management. This approach has been incorporated in the Compensation Policy approved by the Board on January 31, 2012, pursuant to the guidelines issued by RBI.

The key elements of the Bank's compensation practices are:

- Effective governance of compensation: The BGRNC has oversight over compensation. The BGRNC defines Key Performance Indicators (KPIs) for wholetime Directors and equivalent positions and the organisational performance norms for bonus based on the financial and strategic plan approved by the Board. The KPIs include both quantitative and qualitative aspects. The BGRNC assesses organisational performance as well as the individual performance for wholetime Directors and equivalent positions. Based on its assessment, it makes recommendations to the Board regarding compensation for wholetime Directors and equivalent positions and bonus for employees.
- Alignment of compensation philosophy with prudent risk taking: The Bank seeks to achieve a prudent mix of fixed and variable pay, with a higher proportion of variable pay at senior levels and no guaranteed bonuses. Compensation is sought to be aligned to both financial and non-financial indicators of performance including aspects like risk management and customer service. In addition, the Bank has an employee stock option scheme aimed at aligning compensation to long term performance through stock option grants that vest over a period of time. Compensation of staff in financial and risk control functions is independent of the business areas they oversee and depends on their performance assessment.

c) Description of the ways in which current and future risks are taken into account in the remuneration processes including the nature and type of the key measures used to take account of these risks

The Board approves the risk framework for the Bank and the business activities of the Bank are undertaken within this framework to achieve the financial plan. The risk framework includes the Bank's risk appetite, limits framework and policies and procedures governing various types of risk. KPIs of wholetime Directors & equivalent positions, as well as employees, incorporate relevant risk management related aspects. For example, in addition to performance targets in areas such as growth and profits, performance indicators include aspects such as the desired funding profile and asset quality. The BGRNC takes into consideration all the above aspects while assessing organisational and individual performance and making compensation-related recommendations to the Board.

d) Description of the ways in which the Bank seeks to link performance during a performance measurement period with levels of remuneration

The level of performance bonus, increments in salary and allowances and grant of stock options are determined based on the assessment of performance as described above.

e) Discussion of the Bank's policy on deferral and vesting of variable remuneration and the Bank's policy and criteria for adjusting deferred remuneration before vesting and after vesting

The quantum of bonus for an employee does not exceed a certain percentage (as stipulated in the compensation policy) of the total fixed pay in a year. Within this percentage, if the quantum of bonus exceeds a predefined threshold percentage of the total fixed pay, a part of the bonus is deferred and paid over a period. The deferred portion is subject to malus, under which the Bank would prevent vesting of all or part of the variable pay in the event of an enquiry determining gross negligence, breach of integrity or in the event of a reasonable evidence of deterioration in financial performance. In such cases, variable pay already paid out is subject to clawback arrangements.

f) Description of the different forms of variable remuneration that the Bank utilises and the rationale for using these different forms

The Bank pays performance linked retention pay (PLRP) to its front-line staff and junior management and performance bonus to its middle and senior management. PLRP aims to reward front line and junior managers, mainly on the basis of skill maturity attained through experience and continuity in role which is a key differentiator for customer service. The Bank also pays variable pay to sales officers and relationship managers in wealth management roles while ensuring that such pay-outs are in accordance with the requirement of RBI from time to time. The Bank ensures higher proportion of variable pay at senior levels and lower proportion of variable pay for front-line staff and junior management levels.

(B) Quantitative disclosures

The following table sets forth, for the period indicated, the details of quantitative disclosure for remuneration of wholetime Directors (including MD & CEO) and Presidents.

₹ in million, except numbers

Particulars	Year ended March 31, 2014	**Year ended March 31, 2015**
Number of meetings held by the BGRNC	5	**5**
Remuneration paid to its members (sitting fees)	0.3	**0.3**
Number of employees having received a variable remuneration award	6	**6**
Number and total amount of sign-on awards made	Nil	**Nil**
Details of guaranteed bonus paid as joining/sign on bonus	Nil	**Nil**
Details of severance pay, in addition to accrued benefits	Nil	**Nil**
Total amount of outstanding deferred remuneration		
Cash	72.5	**54.3**
Shares	Nil	**Nil**
Shares-linked instruments (nos.)	13,982,500	**13,057,500**
Other forms	Nil	**Nil**
Total amount of deferred remuneration paid out	8.3	**18.2**
Break-down of amount of remuneration awards		
Fixed[1]	150.1	**172.6**
Variable[2]	65.3	**65.0**
Deferred[3]	26.1	**-**
Non-deferred	39.2	**65.0**
Total amount of outstanding deferred remuneration and retained remuneration exposed to ex-post explicit and/or implicit adjustments at March 31	72.5	**54.3**
Total amount of reductions due to ex-post explicit adjustments	Nil	**Nil**
Total amount of reductions due to ex-post implicit adjustments	Nil	**Nil**

1. *Fixed pay includes basic salary, supplementary allowances, superannuation, contribution to provident fund and gratuity fund by the Bank.*
2. *Variable pay for the year ended March 31, 2015 was awarded in the month of April 2015 and is subject to approval from RBI.*
3. *In line with the Bank's compensation policy, a stipulated percentage of performance bonus is deferred.*

Disclosures required with respect to Section 197(12) of the Companies Act, 2013

The ratio of the remuneration of each Director to the median employee's remuneration and such other details in terms of Section 197(12) of the Companies Act, 2013 read with rule 5 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014.

(i) The ratio of the remuneration of each director to the median remuneration of the employees of the company for the financial year

MD & CEO	97:1
N. S. Kannan	65:1
K. Ramkumar	65:1
Rajiv Sabharwal	62:1

(ii) The percentage increase in remuneration of each director, Chief Financial Officer, Chief Executive Officer, Company Secretary or Manager, if any, in the financial year

The percentage increase in remuneration of each wholetime Director, Chief Financial Officer, Chief Executive Officer and Company Secretary ranges between 12.0% and 15.0%.

(iii) The percentage increase in the median remuneration of employees in the financial year

The percentage increase in the median remuneration of employees in the financial year is around 5.0%.

(iv) The number of permanent employees on the rolls of company

The number of employees, as mentioned in the section on 'Management's Discussion & Analysis' is 67,857. Out of this, the employees on permanent rolls of the company is 66,327, including employees in overseas locations.

(v) The explanation on the relationship between average increase in remuneration and company performance

The Bank follows prudent remuneration practices under the guidance of the Board and the Board Governance, Remuneration & Nomination Committee. The Bank's approach to remuneration is intended to drive meritocracy within the framework of prudent risk management. Remuneration is linked to corporate performance, business performance and individual performance.

The Bank has a judicious and prudent approach to compensation and does not use compensation as the sole lever to attract and retain employees. Employee compensation takes into account a mix of external market pay and internal equity. The total compensation is a prudent mix of fixed pay and variable pay. The proportion of variable pay to total compensation is higher at senior levels and lower at junior levels.

The increase in remuneration is a function of factors outlined above. The performance of the company has bearing on the quantum of variable pay declared for employees across levels.

The increase in Profit After Tax between FY2015 and FY2014 is 13.9% whereas the average increase in the remuneration of employees is around 10.0%.

(vi) Comparison of the remuneration of the Key Managerial Personnel against the performance of the company

For FY2015, the Key Managerial Personnel were paid around 0.14% of the Profit After Tax.

(vii) Variations in the market capitalisation of the company, price earnings ratio as at the closing date of the current financial year and previous financial year and percentage increase or decrease in the market quotations of the shares of the company in comparison to the rate at which the company came out with the last public offer in case of listed companies

	March 31, 2014	**March 31, 2015**
Market capitalisation (₹ billion)	1,437.82	**1,829.03**
Price/Earnings multiple[1]	14.65	**16.33**
Increase in the market quotations of the equity shares in comparison to the rate at which the last public offer made in June 2007	32.5%	**67.8%**

1. Price earnings multiple is the ratio of market price per share to earnings per share.

(viii) Average percentile increase already made in the salaries of employees other than the managerial personnel in the last financial year and its comparison with the percentile increase in the managerial remuneration and justification thereof and point out if there are any exceptional circumstances for increase in the managerial remuneration

The average percentage increase made in the salaries of total employees other than the Key Managerial Personnel for FY2015 is around 10.0%, while the average increase in the remuneration of the Key Managerial Personnel is in the range of 12.0% to 15.0%. This increment is in line with the factors outlined in point (v) above.

(ix) Comparison of remuneration of each of the Key Managerial Personnel against the performance of the company

The ratio of the remuneration of each KMP to the PAT of the Bank is given below:

MD & CEO	0.037%
N. S. Kannan	0.025%
K. Ramkumar	0.025%
Rajiv Sabharwal	0.023%
Chief Financial Officer	0.016%
Company Secretary	0.014%

(x) The key parameters for any variable component of remuneration availed by the directors

The Bank's compensation policy and practices are in line with the guidelines issued by RBI in January 2012. The Bank undertakes an annual strategic planning and budgeting exercise based on which the Key Performance Indicators (KPIs) are fixed for the wholetime Directors by the BGRNC. These KPIs, in addition to financial parameters, include parameters related to risk and compliance. At the end of financial year, the performance of the Bank as well as performance of each wholetime Director based on their respective KPIs (including those pertaining to compliance and risk) is presented to the BGRNC. Based on the performance assessment by the BGRNC, the variable component of the remuneration for the wholetime Directors is recommended to and approved by the Board.

(xi) The ratio of the remuneration of the highest paid director to that of the employees who are not directors but receive remuneration in excess of the highest paid director during the year

Not applicable.

(xii) Affirmation that the remuneration is as per the remuneration policy of the company

Yes.

IV. Corporate Social Responsibility Committee

Terms of Reference

The functions of the Committee include review of corporate social responsibility (CSR) initiatives undertaken by the ICICI Group and the ICICI Foundation for Inclusive Growth, formulation and recommendation to the Board of a CSR Policy indicating the activities to be undertaken by the Company and recommendation of the amount of the expenditure to be incurred on such activities, reviewing and recommending the annual CSR plan to the Board, making recommendations to the Board with respect to the CSR initiatives, policies and practices of the ICICI Group, monitoring the CSR activities, implementation and compliance with the CSR Policy and reviewing and implementing, if required, any other matter related to CSR initiatives as recommended/suggested by RBI or any other body.

Composition

At March 31, 2015, the Corporate Social Responsibility Committee comprised four Directors including two independent Directors, the Government Nominee Director and the Managing Director & CEO and was chaired by M. S. Ramachandran, an independent Director. There were three Meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	**Number of meetings attended**
M. S. Ramachandran, *Chairman*	3/3
Arvind Kumar *(upto June 6, 2014)*	0/1
Tushaar Shah[1]	0/3
Alok Tandon *(w.e.f. July 31, 2014)*	1/1
Chanda Kochhar	3/3

1. Participated in one Meeting through tele-conference.

Details about the policy developed and implemented by the company on corporate social responsibility initiatives taken during the year

The CSR Policy has been hosted on the website of the Bank http://www.icicibank.com/managed-assets/docs/about-us/ICICI-Bank-CSR-Policy.pdf.

The Annual Report on CSR activities is annexed herewith as Annexure E.

V. Credit Committee

Terms of Reference

The functions of the Committee include review of developments in key industrial sectors, major credit portfolios and approval of credit proposals as per the authorisation approved by the Board.

Composition

At March 31, 2015, the Credit Committee comprised four Directors including three independent Directors and the Managing Director & CEO and was chaired by K. V. Kamath, an independent Director. There were 20 Meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	**Number of meetings attended**
K. V. Kamath, *Chairman*	20/20
Homi Khusrokhan	16/20
M. S. Ramachandran	19/20
Chanda Kochhar	19/20

VI. Customer Service Committee

Terms of Reference

The functions of this Committee include review of customer service initiatives, overseeing the functioning of the Customer Service Council and evolving innovative measures for enhancing the quality of customer service and improvement in the overall satisfaction level of customers.

Composition

At March 31, 2015, the Customer Service Committee comprised five Directors including three independent Directors, the Government Nominee Director and the Managing Director & CEO and was chaired by M. S. Ramachandran, an independent Director. There were six Meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	**Number of meetings attended**
M. S. Ramachandran, *Chairman (Chairman w.e.f April 25, 2014 effective close of business hours)*	6/6
K. V. Kamath *(Chairman upto April 25, 2014 effective close of business hours)*	6/6
V. Sridar	5/6
Alok Tandon *(w.e.f. July 31, 2014)*	1/5
Chanda Kochhar	6/6

VII. Fraud Monitoring Committee

Terms of Reference

The Committee monitors and reviews all the frauds involving an amount of ₹ 10.0 million and above with the objective of identifying the systemic lacunae, if any, that facilitated perpetration of the fraud and put in place measures to rectify the same. The functions of this Committee include identifying the reasons for delay in detection, if any, and reporting to top management of the Bank and RBI on the same. The progress of investigation and recovery position is also monitored by the Committee. The Committee also ensures that staff accountability is examined at all levels in all the cases of frauds and action, if required, is completed quickly without loss of time. The role of the Committee is also to review the efficacy of the remedial action taken to prevent recurrence of frauds, such as strengthening of internal controls and put in place other measures as may be considered relevant to strengthen preventive measures against frauds.

Composition

At March 31, 2015, the Fraud Monitoring Committee comprised seven Directors including five independent Directors and the Managing Director & CEO and was chaired by V. Sridar, an independent Director. There were four Meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
V. Sridar, *Chairman*	4/4
Dileep Choksi	4/4
K. V. Kamath	4/4
Homi Khusrokhan	2/4
V. K. Sharma *(w.e.f. June 7, 2014)*	4/4
Chanda Kochhar	4/4
Rajiv Sabharwal	3/4

VIII. Information Technology Strategy Committee

Terms of Reference

The functions of the Committee are to approve strategy for Information Technology (IT) and policy documents, ensure that IT strategy is aligned with business strategy, review IT risks, ensure proper balance of IT investments for sustaining the Bank's growth, oversee the aggregate funding of IT at Bank-level, ascertain if the management has resources to ensure the proper management of IT risks and review contribution of IT to businesses.

Composition

At March 31, 2015, the IT Strategy Committee comprised four Directors including three independent Directors and the Managing Director & CEO and was chaired by Homi Khusrokhan, an independent Director. There were four Meetings of the Committee held during the year. The details of the composition of the Committee and attendance at its Meetings is set out in the following table:

Name of Member	Number of meetings attended
Homi Khusrokhan, *Chairman*	4/4
K. V. Kamath	4/4
V. Sridar	4/4
Chanda Kochhar	4/4

IX. Risk Committee

Terms of Reference

The functions of the Committee are to review ICICI Bank's risk management policies pertaining to credit, market, liquidity, operational, outsourcing, reputation risks, business continuity and disaster recovery plan. The functions of the Committee also include review of the Enterprise Risk Management framework of the Bank, risk appetite, stress testing framework, Internal Capital Adequacy Assessment Process (ICAAP) and framework for capital allocation; review of the status of Basel II and Basel III implementation, risk return profile of the Bank, outsourcing activities, compliance with RBI guidelines pertaining to credit, market and operational risk management systems and the activities of Asset Liability Management Committee. The Committee also reviews the risk profile template and key risk indicators pertaining to various risks. In addition, the Committee has oversight on risks of subsidiaries covered under the Group Risk Management Framework.

Composition

At March 31, 2015, the Risk Committee comprised seven Directors including five independent Directors, Government Nominee Director and the Managing Director & CEO and was chaired by K. V. Kamath, an independent Director. There were six Meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
K. V. Kamath, *Chairman*	6/6
Dileep Choksi	5/6
Homi Khusrokhan	5/6
V. K. Sharma *(w.e.f. June 7, 2014)*	3/5
Arvind Kumar *(upto June 6, 2014)*	0/1
V. Sridar	6/6
Alok Tandon *(w.e.f. July 31, 2014)*	0/3
Chanda Kochhar	5/6

X. Stakeholders Relationship Committee

Terms of Reference

The functions and powers of the Committee include approval and rejection of transfer or transmission of equity shares, preference shares, bonds, debentures and securities, issue of duplicate certificates, allotment of shares and securities issued from time to time, review redressal and resolution of grievances of shareholders, debenture holders and other security holders, delegation of authority for opening and operation of bank accounts for payment of interest, dividend and redemption of securities and the listing of securities on stock exchanges.

Composition

At March 31, 2015, the Stakeholders Relationship Committee comprised three Directors including two independent Directors and was chaired by Homi Khusrokhan, an independent Director. There were four Meetings of the Committee during the year. The details of the composition of the Committee and attendance at its Meetings are set out in the following table:

Name of Member	Number of meetings attended
Homi Khusrokhan, *Chairman*	4/4
V. Sridar	4/4
N. S. Kannan	4/4

P. Sanker, Senior General Manger (Legal) is the Company Secretary of the Bank and Compliance Officer for the purpose of listing agreement with stock exchanges. 112 shareholder complaints received in fiscal 2015 were processed. At March 31, 2015, no complaints were pending.

Sub-division of equity shares

The Board of Directors at its meeting held on September 9, 2014 considered and approved the sub-division of one equity share of the Bank having face value of ₹ 10/- each into five equity shares of face value of ₹ 2/- each and consequential alteration in the relevant clauses relating to capital of the Memorandum of Association and Articles of Association of the Bank. The sub-division of equity shares was approved by the Members of the Bank through postal ballot on November 20, 2014. The record date of December 5, 2014 was fixed to determine the Members eligible to receive equity shares of face value of ₹ 2/- each in lieu of equity shares of face value of ₹ 10/- each and equity shares of face value ₹ 2/- each were accordingly issued to all the Members who were holding equity shares of ₹ 10/- each on December 5, 2014.

Pursuant to the sub-division of equity shares, additional proportionate American Depository Shares (ADS) were issued to maintain the ratio of one ADS to two equity shares.



XI. Review Committee for Identification of Wilful Defaulters/Non Co-operative Borrowers

The Committee was constituted by the Board at its Meeting held on January 30, 2015, pursuant to the Master Circular on Wilful Defaulters updated by RBI through its circular dated January 7, 2015. The Managing Director & CEO is the Chairperson of this Committee and any two independent Directors will comprise the remaining members.

The role of this Committee is to review the order of the Committee for identification of wilful defaulters/non co-operative borrowers (a Committee comprising wholetime Directors and senior executives of the Bank to examine the facts and record the fact of the borrower being a wilful defaulter/non co-operative borrower) and confirm the same for the order to be considered final.

There were no meetings of the Committee held during the period.

XII. Committee of Executive Directors

Terms of reference

The powers of the Committee include approval/renewal of credit proposals, restructuring and settlement as per authorisation approved by the Board, approvals of detailed credit norms related to individual business groups, approvals to facilitate introduction of new products and product variants, program lending within each business segment and asset or liability category, including permissible deviations and delegation of the above function(s) to any committee or individual. The Committee also approves and reviews from time to time limits on exposure to any group or individual company as well as approves underwriting assistance to equity or equity linked issues and subscription to equity shares or equity linked products or preference shares. The Committee also exercises powers in relation to borrowings and treasury operations as approved by the Board, empowers officials of the Bank and its group companies through execution of Power of Attorney, if required under the Common Seal of the Bank, and further exercises powers in relation to premises and property-related matters.

Composition

At March 31, 2015, the Committee of Executive Directors comprised all four wholetime Directors and was chaired by Chanda Kochhar, Managing Director & CEO. The other Members are N. S. Kannan, K. Ramkumar and Rajiv Sabharwal.

XIII. Other Committees

In addition to the above, the Board has from time to time constituted various committees, viz., Asset Liability Management Committee, Committee for Identification of Wilful Defaulters/non co-operative borrowers, Committee of Senior Management (comprising certain wholetime Directors and executives) and Committee of Executives, Compliance Committee, Product & Process Approval Committee, Regional Committees for India and overseas operations, Outsourcing Committee, Operational Risk Management Committee and other Committees (all comprising executives). These Committees are responsible for specific operational areas like asset liability management, approval of credit proposals, approval of products and processes and management of operational risk, under authorisation/supervision of the Board and its Committees.

XIV. General Body Meetings

The details of General Body Meetings held in the last three years are given below:

General Body Meeting	Day, Date	Time	Venue
Eighteenth AGM	Monday, June 25, 2012	12.15 p.m.	Professor Chandravadan Mehta Auditorium, General Education Centre, Opposite D. N. Hall Ground, The Maharaja Sayajirao University, Pratapgunj, Vadodara 390 002
Nineteenth AGM	Monday, June 24, 2013	1.15 p.m.	Sir Sayajirao Nagargruh, Vadodara Mahanagar Seva Sadan, Near GEB Colony, Old Padra Road, Akota, Vadodara 390 020
Twentieth AGM	Monday, June 30, 2014	1.00 p.m.	

The details of the Special Resolutions passed in the General Meetings held in the previous three years are given below:

General Body Meeting	Day, Date	Resolution
Annual General Meeting	Monday, June 25, 2012	Enhancement of limit for Employee Stock Options to ten percent of aggregate of the number of issued equity shares of the Bank and consequent approval to create, offer, issue and allot equity shares under Employee Stock Option Scheme to: ▶ permanent employees and Directors of the Bank ▶ permanent employees and Directors of the subsidiaries of the Bank
Annual General Meeting	Monday, June 30, 2014	1. Amendment to Articles of Association of the Bank pursuant to The Banking Laws (Amendment) Act, 2012 2. Borrowing limits under Section 180(1)(c) of the Companies Act, 2013 3. Private placement of securities under Section 42 of the Companies Act, 2013

Postal Ballot

Special resolution was passed through postal ballot during fiscal 2015 *vide* Postal Ballot Notice dated September 29, 2014, under Section 110 of the Companies Act, 2013, pertaining to amendment to the Capital clause i.e. Clause 5(a) of Articles of Association of the Company.

The Bank followed the procedure as prescribed under Companies (Management and Administration), Rules, 2014 and Members were provided the facility to cast their votes through electronic voting (e-voting) or through postal ballot. The Board of Directors of the Company, appointed Alwyn D'souza of Alwyn D'souza & Co., Practicing Company Secretaries, as the Scrutinizer for conducting the postal ballot voting process. The scrutinizer submitted his report to the Chairman after the completion of the scrutiny of the postal ballots (including e-voting). The combined results of the Postal Ballot via postal ballot forms and e-voting facility was declared on November 20, 2014 and communicated to the stock exchanges and displayed on the Bank's website www.icicibank.com. The results were published in the Business Standard (all editions) and in Vadodara Samachar (Vadodara) for the information of Members. The details of the voting pattern is given below:

Resolution	Total number of votes polled	% of votes polled on outstanding shares	Votes cast in favour of the Resolution	Votes cast against the Resolution	% of votes in favour on votes polled	% of votes against on votes polled	Invalid votes
Amendment to the Articles of Association	617,896,513	53.40	617,881,771	14,742	99.998	0.002	16,772

At present, no special resolution is proposed to be passed through postal ballot.

XIV. Disclosures

1. There are no materially significant transactions with related parties i.e., directors, management, subsidiaries or relatives conflicting with the Bank's interests. The Bank has no promoter.
2. Penalties or strictures imposed on the Bank by any of the stock exchanges, the Securities and Exchange Board of India (SEBI) or any other statutory authority, for any non-compliance on any matter relating to capital markets, during the last three years are detailed hereunder:
   - No penalties or strictures have been imposed on the Bank by RBI, any of the stock exchanges or SEBI for any non-compliance on any matter relating to capital markets during the last three years.
3. In terms of the Whistle Blower Policy of the Bank, no employee of the Bank has been denied access to the Audit Committee.

4. Attention is invited to note no. 25 in schedule – 18 of the financial statements relating to utilisation of reserves for provision towards outstanding funded interest term loans (FITLs). In 2008, RBI issued guidelines on debt restructuring, which also covered the treatment of funded interest in cases of debt restructuring, that is, instances where interest for a certain period is funded by a FITL which is then repaid based on a contracted maturity schedule. In line with these guidelines, the Bank has been providing fully for any interest income which is funded through a FITL for cases restructured subsequent to the issuance of the guideline. However, RBI has now required similar treatment of outstanding FITL pertaining to cases restructured prior to the 2008 guidelines which have not yet been repaid. In view of the above, and since this item relates to prior years, the Bank has with the approval of RBI debited its reserves by ₹ 9.29 billion to fully provide outstanding FITLs pertaining to restructurings prior to the issuance of the guideline. These FITLs relate to pre-2008 restructurings where the borrowers have since been upgraded and this impact would get reversed as FITLs are repaid as per their contractual maturities.

XV. Means of Communication

It is ICICI Bank's belief that all stakeholders should have access to complete information regarding its position to enable them to accurately assess its future potential. ICICI Bank disseminates information on its operations and initiatives on a regular basis. ICICI Bank's website (www.icicibank.com) serves as a key awareness facility for all its stakeholders, allowing them to access information at their convenience. It provides comprehensive information on ICICI Bank's strategy, financial performance, operational performance and the latest press releases.

ICICI Bank's investor relations personnel respond to specific queries and play a proactive role in disseminating information to both analysts and investors. In accordance with SEBI and Securities Exchange Commission (SEC) guidelines, all information which could have a material bearing on ICICI Bank's share price is released through leading domestic and global wire agencies. The information is also disseminated to the National Stock Exchange of India Limited (NSE), the Bombay Stock Exchange Limited (BSE), New York Stock Exchange (NYSE), Singapore Stock Exchange, Japan Securities Dealers Association and SIX Swiss Exchange AG from time to time.

The financial and other information filed by the Bank from time to time is also available on the Corporate Filing and Dissemination System maintained by BSE and NSE and can be accessed on the URL www.corpfiling.co.in. NSE has introduced a NSE Electronic Application Processing (NEAP) System and as intimated by NSE from time to time, various compliances as required/prescribed under the Listing Agreement are also filed through this system in addition to dissemination of information by email or fax. The filing is also done through BSE Listing Centre, an electronic platform introduced by BSE, in addition to dissemination of information by email or fax.

ICICI Bank's quarterly financial results are published either in the Financial Express (Mumbai, Pune, Ahmedabad, New Delhi, Lucknow, Chandigarh, Kolkata, Chennai, Bengaluru, Hyderabad and Kochi editions) or the Business Standard (Ahmedabad, Bengaluru, Bhubaneshwar, Chandigarh, Chennai, Hyderabad, Kochi, Kolkata, Lucknow, Mumbai, New Delhi and Pune editions) and Vadodara Samachar (Vadodara). The financial results, official news releases, analyst call transcripts and presentations are also available on the Bank's website.

The Management's Discussion & Analysis forms part of the Annual Report.

General Shareholder Information

General Body Meeting	Day, Date & Time	Venue
Twenty First AGM	Monday, June 29, 2015 12.00 noon	Sir Sayajirao Nagargruh, Vadodara Mahanagar Seva Sadan, Near GEB Colony, Old Padra Road, Akota, Vadodara 390 020

Financial Calendar	:	April 1 to March 31
Book Closure	:	June 6, 2015 to June 29, 2015
Dividend Payment Date	:	June 30, 2015

Listing of equity shares/ADSs on Stock Exchanges (with stock code)

Stock Exchange	Code for ICICI Bank
Bombay Stock Exchange Limited (BSE) Phiroze Jeejeebhoy Towers Dalal Street, Mumbai 400 001	532174 & 632174[1]
National Stock Exchange of India Limited (NSE) Exchange Plaza, Bandra-Kurla Complex, Bandra (East), Mumbai 400 051	ICICIBANK
New York Stock Exchange (ADSs)[2] 11, Wall Street, New York, NY 10005, United States of America	IBN

1. *FII segment of BSE.*
2. *Each ADS of ICICI Bank represents two underlying equity shares.*

ICICI Bank has paid annual listing fees on its capital for the relevant periods to BSE and NSE where its equity shares are listed and NYSE where its ADSs are listed.

Market Price Information

The reported high and low closing prices and volume of equity shares of ICICI Bank traded during fiscal 2015 on BSE and NSE are set out in the following table:

Month	BSE[1]			NSE[1]			Total Volume on BSE and NSE
	High ₹	Low ₹	Volume	High ₹	Low ₹	Volume	
April 2014	259.81	241.81	22,450,175	259.91	241.83	313,706,905	336,157,080
May 2014	294.22	250.36	28,040,575	293.68	250.48	432,631,510	460,672,085
June 2014	297.32	276.96	20,853,685	298.44	276.93	284,092,085	304,945,770
July 2014	301.16	268.86	27,194,570	301.28	268.85	317,260,590	344,455,160
August 2014	311.31	287.47	15,086,050	311.36	287.43	229,156,355	244,242,405
September 2014	319.77	287.05	17,301,120	319.66	286.71	248,238,470	265,539,590
October 2014	325.09	285.69	14,526,050	325.33	285.77	209,833,250	224,359,300
November 2014	354.59	328.41	14,488,370	354.66	329.14	217,462,685	231,951,055
December 2014	361.85	330.65	15,017,998	362.20	330.70	221,940,633	236,958,631
January 2015	383.85	337.15	15,901,321	384.05	336.90	262,843,423	278,744,744
February 2015	351.75	320.35	23,455,751	351.85	320.05	313,097,509	336,553,260
March 2015	348.85	307.55	19,873,685	307.95	349.35	307,156,018	327,029,703
Fiscal 2015	**383.85**	**241.81**	**234,189,350**	**384.05**	**241.83**	**3,357,419,433**	**3,591,608,783**

1. *One equity share of ₹ 10 has been sub-divided into five equity shares of ₹ 2 each. Accordingly, share price & volumes have been adjusted.*

The reported high and low closing prices and volume of ADRs of ICICI Bank traded during fiscal 2015 on the NYSE are given below:

Month	High (USD)[1]	Low (USD)[1]	Number of ADS traded[1]
April 2014	8.96	8.53	151,533,905
May 2014	10.43	8.54	365,219,700
June 2014	10.45	9.73	196,122,155
July 2014	10.34	9.40	147,623,290
August 2014	10.78	9.82	93,510,365
September 2014	10.99	9.81	96,976,010
October 2014	11.27	9.56	178,297,355
November 2014	12.02	11.27	117,519,565
December 2014	12.25	11.00	105,435,429
January 2015	12.98	11.20	145,984,412
February 2015	11.89	10.86	206,003,475
March 2015	11.77	10.06	200,781,734
Fiscal 2015	**12.98**	**8.53**	**2,005,007,395**

1. *One equity share of ₹ 10 has been sub-divided into five equity shares of ₹ 2 each. Accordingly, share price & volumes have been adjusted. Additionally, proportionate American Depository Shares (ADS) were issued to maintain the ratio of one ADS to two equity shares.*

The performance of the ICICI Bank equity share relative to the BSE Sensitive Index (Sensex), BSE Bank Index (Bankex) and NYSE Financial Index during the period April 1, 2014 to March 31, 2015 is given in the following chart:


170.00
150.00
130.00
110.00
90.00
70.00
50.00
Apr/14
May/14
Jun/14
Jul/14
Aug/14
Sep/14
Oct/14
Nov/14
Dec/14
Jan/15
Feb/15
Mar/15
Sensex
Bankex
NYSE Financial Index
ICICI Bank

Share Transfer System

ICICI Bank's investor services are handled by 3i Infotech Limited (3i Infotech). 3i Infotech is a SEBI registered Category I - Registrar to an Issue & Share Transfer (R&T) Agent. 3i Infotech is an information technology company and in addition to R&T services, provides a wide range of technology & technology-enabled products and services.

ICICI Bank's equity shares are traded mainly in dematerialised form. During the year, 253,691 equity shares of face value ₹ 10 each involving 3,629 certificates and 1,255,710 equity shares of face value ₹ 2/- each involving 3,421 certificates were dematerialised. At March 31, 2015, 86.64% of paid-up equity share capital (including equity shares represented by ADS constituting 29.06% of the paid-up equity share capital) are held in dematerialised form.

Physical share transfer requests are processed and the share certificates are returned normally within a period of seven days from the date of receipt, if the documents are correct, valid and complete in all respects.

The number of equity shares of ICICI Bank transferred during the last three years (excluding electronic transfer of shares in dematerialised form) is given below:

	Fiscal 2013	Fiscal 2014	**Fiscal 2015**	
	Shares of face value ₹ 10	Shares of face value ₹ 10	**Shares of face value ₹ 10**	**Shares of face value ₹ 2**
Number of transfer deeds	1,144	1,014	**706**	**564**
Number of shares transferred	89,962	77,655	**38,382**	**153,150**

As required under Clause 47(c) of the listing agreement prescribed by stock exchanges, a certificate is obtained every six months from a practising Company Secretary that all transfers have been completed within the stipulated time. The certificates are forwarded to BSE and NSE.

In terms of SEBI's circular no. D&CC/FITTC/CIR-16 dated December 31, 2002, as amended *vide* circular no. CIR/MRD/DP/30/2010 dated September 6, 2010 an audit is conducted on a quarterly basis by a firm of Chartered Accountants, for the purpose of, *inter alia*, reconciliation of the total admitted equity share capital with the depositories and in the physical form with the total issued/paid up equity share capital of ICICI Bank. Certificates issued in this regard are placed before the Stakeholders Relationship Committee and forwarded to BSE and NSE, where the equity shares of ICICI Bank are listed.

Physical Share Disposal Scheme

With a view to mitigate the difficulties experienced by physical shareholders in disposing off their shares, ICICI Bank, in the interest of investors holding shares in physical form (upto 250 shares of face value of ₹ 2 each) has instituted a Physical Share Disposal Scheme. The scheme was started in November 2008 and continues to remain open. Interested shareholders may contact the R&T Agent, 3i Infotech Limited for further details.

Registrar and Transfer Agents

The Registrar and Transfer Agent of ICICI Bank is 3i Infotech Limited. Investor services related queries/requests/complaints may be directed to R. C. D'souza at the address as under:

3i Infotech Limited

International Infotech Park
Tower 5, 3rd Floor
Vashi Railway Station Complex
Vashi, Navi Mumbai 400 703
Tel No. : +91-22-6792 8000
Fax No. : +91-22-6792 8099
E-mail : investor@icicibank.com

Queries relating to the operational and financial performance of ICICI Bank may be addressed to:

Rakesh Jha/Anindya Banerjee/Nayan Bhatia
ICICI Bank Limited
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400 051
Tel No. : +91-22-2653 7144
Fax No. : +91-22-2653 1175
E-mail : ir@icicibank.com

Debenture Trustees

SEBI *vide* its circular CIR/IMD/CDF/18/2013 dated October 29, 2013 required companies which have listed their debt securities to disclose the name of their debenture trustees with contact details in their annual report. The following are the debenture trustees for the public issue bonds and privately placed bonds of the Bank:

Bank of Maharashtra Limited "LOKMANGAL" 1501, Shivaji Nagar, Pune 411 005	Axis Bank Limited Axis House, Second Floor, Bombay Dyeing Compound Mill, Pandurang Budhkar Marg, Worli, Mumbai 400 025
Axis Trustee Services Limited Axis House, Second Floor, Bombay Dyeing Compound Mill, Pandurang Budhkar Marg, Worli, Mumbai 400 025	IDBI Trusteeship Services Limited Asian Building, Ground Floor, 17, R Kamani Marg, Ballard Estate, Mumbai 400 001

The details are available on the website of the Bank at the link http://www.icicibank.com/Personal-Banking/investments/icici-bank-bonds/index.page.

Information on Shareholding

Shareholding pattern of ICICI Bank at March 31, 2015

Shareholder Category	Shares	% holding
Deutsche Bank Trust Company Americas (Depositary for ADS holders)	1,684,553,360	29.06
FIIs, NRIs, Foreign Banks, Foreign Companies, OCBs and Foreign Nationals	2,398,379,219	41.36
Insurance Companies	772,187,179	13.32
Bodies Corporate (including Government Companies)	139,056,899	2.40
Banks & Financial Institutions	3,510,495	0.06
Mutual Funds	478,001,630	8.25
Individuals, HUF and Trusts	321,555,863	5.55
Total	**5,797,244,645**	**100.00**

Shareholders of ICICI Bank with more than one percent holding at March 31, 2015

Name of the Shareholder	No. of shares	% to total no. of shares
Deutsche Bank Trust Company Americas (Depositary for ADS holders)	1,684,553,360	29.06
Life Insurance Corporation of India	470,276,753	8.11
Dodge and Cox International Stock Fund	257,911,785	4.45
Europacific Growth Fund	164,528,802	2.84
Carmignac Gestion A\C Carmignac Patrimoine	90,881,374	1.57
Aberdeen Global Indian Equity (Mauritius) Limited	62,100,000	1.07
Total	**2,730,252,074**	**47.10**

Distribution of shareholding of ICICI Bank at March 31, 2015

Range – Shares	No. of Folios	%	No. of Shares	%
Upto 1,000	742,975	93.85	150,327,997	2.59
1,001 – 5,000	41,633	5.26	80,491,141	1.39
5,001 – 10,000	2985	0.38	21,204,742	0.37
10,001 – 50,000	2312	0.29	50,096,257	0.86
50,001 & above	1731	0.22	5,495,124,508	94.79
Total	**791,636**	**100.00**	**5,797,244,645**	**100.00**

Disclosure with respect to shares lying in suspense account

Particulars	Shareholders	Shares
Aggregate number of shareholders and the outstanding shares in the suspense account lying at the beginning of the year (Shares of face value ₹ 10 each)	551	21,455
Number of shareholders who approached ICICI Bank for transfer of shares from suspense account during the year (Shares of face value ₹ 10 each)	39	2146
Number of shareholders to whom shares were transferred from suspense account during the year (Shares of face value ₹ 10 each)	22	586
Number of shareholders to whom shares were transferred from suspense account during the year (Shares of face value ₹ 2 each)	8	930
Aggregate number of shareholders and the outstanding shares in the suspense account lying at the end of the year (Shares of face value ₹ 2 each)	521	103415

Note: The shareholders of the Bank had approved sub-division of equity shares of face value ₹ 10/- each into face value ₹ 2/- each through postal ballot on November 20, 2014. The shares were sub-divided effective December 5, 2014 which was the record date for sub-division.

The voting rights on the shares lying in suspense account are frozen till the rightful owner of such shares claims the shares.

Outstanding GDRs/ADSs/Warrants or any Convertible Debentures, conversion date and likely impact on equity.

ICICI Bank has 842.28 million ADS (equivalent to 1,684.55 million equity shares) outstanding, which constituted 29.06% of ICICI Bank's total equity capital at March 31, 2015. Currently, there are no convertible debentures outstanding.

Plant Locations – Not applicable

Address for Correspondence

P. Sanker
Senior General Manager (Legal) & Company Secretary
or
Ranganath Athreya
General Manager & Joint Company Secretary
ICICI Bank Limited
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400 051
Tel No. : +91-22-2653 8900
Fax No. : +91-22-2653 1230
E-mail : companysecretary@icicibank.com

The Bank has complied with the mandatory and majority of non-mandatory requirements mentioned in the listing agreement, with respect to corporate governance.

ANALYSIS OF CUSTOMER COMPLAINTS

a) Customer complaints in fiscal 2015

No. of complaints pending at the beginning of the year	3,324
No. of complaints received during the year	201,676
No. of complaints redressed during the year	202,113
No. of complaints pending at the end of the year	2,887

Note: The above does not include complaint redressed within 1 working day.

b) Awards passed by the Banking Ombudsman in fiscal 2015

Number of unimplemented awards at the beginning of the year	Nil
Number of awards passed by the Banking Ombudsman during the year	Nil
Number of awards implemented during the year	Nil
Number of unimplemented awards at the end of the year	Nil

COMPLIANCE CERTIFICATE OF THE AUDITORS

ICICI Bank has annexed to this report, a certificate obtained from the statutory auditors, M/s B S R & Co. LLP, Chartered Accountants, regarding compliance of conditions of Corporate Governance as stipulated in Clause 49 of the listing agreement.

EMPLOYEE STOCK OPTION SCHEME

In fiscal 2000, ICICI Bank instituted an Employee Stock Option Scheme (ESOS) to enable the employees and Directors of ICICI Bank and its subsidiaries to participate in future growth and financial success of the Bank. The ESOS aims at achieving the twin objectives of (i) aligning employee interest to that of the shareholders; and (ii) retention of talent. Through employee stock option grants, the Bank seeks to foster a culture of long-term sustainable value creation. As per the ESOS, as amended from time to time, the maximum number of options granted to any employee/Director in a year is limited to 0.05% of ICICI Bank's issued equity shares at the time of the grant, and the aggregate of all such options is limited to 10% of ICICI Bank's issued equity shares on the date of the grant (equivalent to 579.86 million shares of face value ₹ 2 each at April 27, 2015).

The Bank has upto April 27, 2015 granted 364.02 million stock options from time to time aggregating to 6.28% of the issued equity capital of the Bank at April 27, 2015.

On November 20, 2014 the Members of the Bank approved the sub-division of one equity share of ₹ 10 each into five equity shares having a face value of ₹ 2 each through postal ballot. The record date for the sub-division was December 5, 2014. The number of options and the exercise price reflect the effect of sub-division retrospectively where the number of options are multiplied by 5 and the exercise price in Indian rupees is divided by 5.

Options granted from April 2014 onwards vest in a graded manner over a three year period with 30%, 30% and 40% of the grant vesting in each year, commencing from the end of 12 months from the date of the grant; other than 250,000 options which would vest in equal proportions on April 30, 2017 and April 30, 2018. Options granted prior to April 2014 vest in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of the grants vesting in each year commencing from the end of 12 months from the date of grant, other than the following:

- Options granted in April 2009 vest in a graded manner over a five year period with 20%, 20%, 30% and 30% of the grant vesting in each year, commencing from the end of 24 months from the date of the grant.
- Out of the options, the grant of which was approved by the Board at its Meeting held on October 29, 2010 (for which RBI approval for grant to wholetime Directors was received in January 2011), 50% of the options granted vested on April 30, 2014 and the balance 50% vested on April 30, 2015.
- Options granted in September 2011 vest in a graded manner over a five year period with 15%, 20%, 20% and 45% of the grant vesting in each year, commencing from end of 24 months from the date of grant.

The Board at its Meeting held on April 27, 2015 approved a grant of approximately 34.50 million options for fiscal 2015 to eligible employees and wholetime Directors of ICICI Group (options granted to wholetime Directors of ICICI Bank being subject to RBI approval). Each option confers on the employee a right to apply for one equity share of face value of ₹ 2 of ICICI Bank at ₹ 308.25 which was closing price on the stock exchange which recorded the highest trading volume in ICICI Bank shares on April 24, 2015. The grant price is calculated as per the SEBI guidelines. These options would vest over a three year period, with 30%, 30%, and 40% respectively of the grant vesting in each year commencing from the end of 12 months from the date of grant.

Options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. The price for options granted (other than the grants approved by the Board at its Meeting held on October 29, 2010 where the grant price was the average closing price of the ICICI Bank stock on the stock exchange during the six months upto October 28, 2010) is equal to the closing price on the stock exchange which recorded the highest trading volume preceding the date of grant of options. The above disclosure is in line with the SEBI guidelines.

Particulars of options granted by ICICI Bank upto April 27, 2015 are given below:

Options granted till April 27, 2015[1] (excluding options forfeited/lapsed)	364,018,995
Options forfeited/lapsed	57,741,030
Options exercised	183,528,245
Total number of options in force	180,490,750
Options vested	287,163,365
Number of shares allotted pursuant to exercise of options	183,528,245
Extinguishment or modification of options	Nil
Amount realised by exercise of options (₹)	12,006,254,611

1. *Includes options granted to wholetime Directors of ICICI Bank subject to RBI approval.*

No employee was granted options during any one year equal to or exceeding 0.05% of the issued equity shares of ICICI Bank at the time of the grant.

The diluted earnings per share (EPS) pursuant to issue of shares on exercise of options calculated in accordance with AS 20-Earnings per share was ₹ 19.13 in fiscal 2015 compared to basic EPS of ₹ 19.32. The Bank recognised a compensation cost of ₹ 16.4 million in fiscal 2015 based on the intrinsic value of options. However, if the Bank had used the fair value of options based on the binomial tree model, compensation cost in fiscal 2015 would have been higher by ₹ 2,819.5 million and proforma profit after tax would have been ₹ 108.93 billion. On a proforma basis, the Bank's basic and diluted earnings per share would have been ₹ 18.83 and ₹ 18.65 respectively.

The key assumptions used to estimate the fair value of options granted during fiscal 2015 are given below.

Risk-free interest rate	8.36% to 9.10%
Expected life	2.85 to 5.87 years
Expected volatility	31.55% to 47.57%
Expected dividend yield	1.43% to 1.77%

The weighted average fair value of options granted during fiscal 2015 is ₹ 90.09 (March 31, 2014: ₹ 118.59).

CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNINGS AND OUTGO

The Bank has undertaken various initiatives for energy conservation at its premises, further details are given under Principle 6 of Section E of the Business Responsibility Report. The Bank has used information technology extensively in its operations, for more details please refer the section on Information Technology under Business Overview.

GREEN INITIATIVES IN CORPORATE GOVERNANCE

In line with the 'Green Initiative' since the last four years, the Bank has effected electronic delivery of Notice of Annual General Meeting and Annual Report to those shareholders whose email ids were registered with the respective Depository Participants and downloaded from the depositories viz. National Securities Depository Limited/Central Depository Services (India) Limited. The Companies Act, 2013 and the underlying rules as well as Clause 32 of the Listing Agreement permit the dissemination of financial statements in electronic mode to the shareholders. Your Directors are thankful to the shareholders for actively participating in the Green Initiative and seek your continued support for implementation of the green initiative.

DIRECTORS' RESPONSIBILITY STATEMENT

The Directors confirm:

1. that in the preparation of the annual accounts, the applicable accounting standards had been followed along with proper explanation relating to material departures;
2. that they have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent, so as to give a true and fair view of the state of affairs of the company at the end of the financial year and of the profit of the company for that period;
3. that they have taken proper and sufficient care for the maintenance of adequate accounting records, in accordance with the provisions of the Banking Regulation Act, 1949 and the Companies Act, 2013 for safeguarding the assets of the Bank and for preventing and detecting fraud and other irregularities;
4. that they have prepared the annual accounts on a going concern basis;
5. that they have laid down internal financial controls to be followed by the Bank and that such internal financial controls are adequate and were operating effectively; and
6. that they have devised proper systems to ensure compliance with the provisions of all applicable laws and that such systems were adequate and operating effectively.

ACKNOWLEDGEMENTS

ICICI Bank is grateful to the Government of India, RBI, SEBI, IRDA and overseas regulators for their continued co-operation, support and guidance. ICICI Bank wishes to thank its investors, the domestic and international banking community, rating agencies and stock exchanges for their support.

ICICI Bank would like to take this opportunity to express sincere thanks to its valued clients and customers for their continued patronage. The Directors express their deep sense of appreciation of all the employees, whose outstanding professionalism, commitment and initiative has made the organisation's growth and success possible and continues to drive its progress. Finally, the Directors wish to express their gratitude to the Members for their trust and support.

For and on behalf of the Board

K. V. Kamath
Chairman

May 22, 2015

Compliance with the Group Code of Business Conduct and Ethics

I confirm that all Directors and members of the senior management have affirmed compliance with Group Code of Business Conduct and Ethics for the year ended March 31, 2015.

Chanda Kochhar
Managing Director & CEO

May 22, 2015

ANNEXURE A

Performance and financial position of subsidiaries and associates of the Bank as on March 31, 2015

Name of the entity	Net assets[1]		Annual Profit/(loss)	
	% of total consolidated net assets	Amount (₹ in million)	% of total consolidated net profit	Amount (₹ in million)
Parent				
ICICI Bank Limited	95.0%	804,293.3	91.3%	111,753.5
Subsidiaries				
Indian				
ICICI Securities Primary Dealership Limited	1.0%	8,106.3	1.8%	2,173.7
ICICI Securities Limited	0.4%	3,521.3	2.0%	2,439.6
ICICI Home Finance Company Limited	1.8%	14,916.6	1.6%	1,975.8
ICICI Trusteeship Services Limited	0.0%	4.8	0.0%	0.3
ICICI Investment Management Company Limited	0.0%	134.1	(0.0%)	(20.3)
ICICI Venture Funds Management Company Limited	0.3%	2,187.6	0.0%	8.6
ICICI Prudential Life Insurance Company Limited	6.4%	54,404.7	13.3%	16,342.9
ICICI Lombard General Insurance Company Limited	3.8%	31,792.8	4.4%	5,356.1
ICICI Prudential Trust Limited	0.0%	12.4	0.0%	2.2
ICICI Prudential Asset Management Company Limited	0.5%	4,390.3	2.0%	2,468.2
ICICI Prudential Pension Funds Management Company Limited	0.0%	258.7	0.0%	1.0
Foreign				
ICICI Bank UK PLC	4.0%	34,089.3	0.9%	1,121.1
ICICI Bank Canada	4.6%	38,698.5	1.5%	1,815.3
ICICI International Limited	0.0%	93.0	(0.0%)	(7.9)
ICICI Securities Holdings Inc.	0.1%	603.3	(0.0%)	(0.7)
ICICI Securities Inc.	0.0%	94.5	0.0%	20.6
Other consolidated entities				
Indian				
ICICI Equity Fund	0.0%	390.7	(0.0%)	(5.7)
I-Ven Biotech Limited	0.0%	267.1	0.0%	11.7
ICICI Strategic Investments Fund	0.1%	551.4	(0.4%)	(477.7)
Foreign				
NIL	–	–	–	–
Minority interests	**(3.0%)**	**(25,058.1)**	**(5.7%)**	**(6,954.3)**
Associates				
Indian				
Fino Pay Tech Limited	–	–	0.0%	17.2
I-Process Services (India) Private Limited	–	–	(0.0%)	(2.0)
NIIT Institute of Finance Banking and Insurance Training Limited	–	–	(0.0%)	(11.5)
ICICI Merchant Services Private Limited	–	–	–	–
India Infradebt Limited	–	–	0.1%	67.5
India Advantage Fund III	–	–	0.1%	135.4
India Advantage Fund IV	–	–	0.0%	26.4
Foreign				
NIL	–	–	–	–
Joint Ventures				
NIL	–	–	–	–
Inter-company adjustments	(15.0%)	(126,707.2)	(12.9%)	(15,788.3)
Total consolidated	**100.0%**	**847,045.4**	**100.0%**	**122,468.7**

1. Total assets minus total liabilities.

ANNEXURE B

FORM NO. MR-3

Secretarial Audit Report

for the financial year ended March 31, 2015

(Pursuant to Section 204 (1) of the Companies Act, 2013 and rule No. 9 of the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014)

To,

The Members,
ICICI Bank Limited

We have conducted the secretarial audit of the compliance of applicable statutory provisions and the adherence to good corporate practices by ICICI Bank Limited (hereinafter called the Company). Secretarial Audit was conducted in a manner that provided us a reasonable basis for evaluating the corporate conducts/statutory compliances and expressing our opinion thereon.

Based on our verification of the ICICI Bank Limited's books, papers, minute books, forms and returns filed and other records maintained by the Company and also the information provided by the Company, its officers, agents and authorised representatives during the conduct of secretarial audit and the representations and clarifications made by the Company, we hereby report that in our opinion, the Company has, during the audit period covering the financial year ended on March 31, 2015 generally complied with the statutory provisions listed hereunder and also that the Company has proper Board processes and compliance mechanism in place to the extent, in the manner and subject to the reporting made hereinafter:

We have examined the books, papers, minute books, forms and returns filed and other records made available to us and maintained by ICICI Bank Limited for the financial year ended on March 31, 2015 according to the provisions of:

i. The Companies Act, 2013 (the Act) and the rules made thereunder;

ii. The Securities Contract (Regulation) Act, 1956 ('SCRA') and the rules made thereunder;

iii. The Depositories Act, 1996 and the Regulations and Bye-laws framed thereunder;

iv. Foreign Exchange Management Act, 1999 and the rules and regulations made thereunder to the extent of Foreign Direct Investment, Overseas Direct Investment and External Commercial Borrowings;

v. The following Regulations and Guidelines prescribed under the Securities and Exchange Board of India Act, 1992 ('SEBI Act')

   (a) The Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011;

   (b) The Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992; and

   (c) The Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2009;

   (d) The Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999;

   (e) The Securities and Exchange Board of India (Issue and Listing of Debt Securities) Regulations, 2008;

vi. Other laws including Banking Regulation Act, 1949 applicable to the Company as per the representation given by the Company.

   We have also examined compliance with the applicable clauses of the following:

   (i) Secretarial Standards with respect to board and general meetings of The Institute of Company Secretaries of India are not in force as on the date of this report.

(ii) The Listing Agreements entered into by the Company with BSE Limited and National Stock Exchange of India Limited.

During the period under review and as per the representations and clarifications made, the Company has generally complied with the provisions of the Act, Rules, Regulations, Guidelines, etc. mentioned above. However, as against the prescribed 2% threshold, the Company has spent 1.8% of the average net profits of the Company for the last three financial years (as calculated in accordance with the Companies Act, 2013) towards Corporate Social Responsibility.

We further report that:

The Board of Directors of the Company is duly constituted with proper balance of Executive Directors, Non-Executive Directors and Independent Directors. The changes in the composition of the Board of Directors that took place during the period under review were carried out in compliance with the provisions of the Act.

Adequate notice was given to all Directors at least seven days in advance to schedule the Board Meetings. Agenda and detailed notes on Agenda were sent in advance, and a system exists for seeking and obtaining further information and clarifications on the Agenda items before the Meeting and for meaningful participation at the Meeting.

Decisions at the Board Meetings, as represented by the management, were taken unanimously.

We further report that there are adequate systems and processes in the Company commensurate with the size and operations of the Company to monitor and ensure compliance with applicable laws, rules, regulations and guidelines.

We further report that during the audit period no events have occurred during the year which have a major bearing on the Company's affairs. However, the following events have occurred during the period under review:

a. Sub-division of equity shares of the Bank where 1 share of face value ₹ 10/- each were sub-divided into 5 shares of face value ₹ 2/- each were approved by the shareholders through postal ballot in November 2014 and the shares were sub-divided effective December 5, 2014.

b. The Bank concluded the sale of ICICI Bank Eurasia Limited Liability Company, a wholly–owned non-material subsidiary of the Bank in Russia, to Sovcombank, a Russian bank on March 17, 2015.

For **Parikh Parekh & Associates**

Mumbai
April 27, 2015

P. N. Parikh
FCS No.: 327 CP No.: 1228

This Report is to be read with our letter of even date which is annexed as Appendix A and forms an integral part of this report.

APPENDIX A

To,

The Members
ICICI Bank Limited

Our report of even date is to be read along with this letter.

1. Maintenance of Secretarial record is the responsibility of the management of the Company. Our responsibility is to express an opinion on these secretarial records based on our audit.
2. We have followed the audit practices and process as were appropriate to obtain reasonable assurance about the correctness of the contents of the Secretarial records. The verification was done on test basis to ensure that correct facts are reflected in Secretarial records. We believe that the process and practices, we followed provide a reasonable basis for our opinion.
3. We have not verified the correctness and appropriateness of financial records and Books of Accounts of the Company.
4. Wherever required, we have obtained the Management representation about the Compliance of laws, rules and regulations and happening of events etc.
5. The Compliance of the provisions of Corporate and other applicable laws, rules, regulations, standards is the responsibility of the management. Our examination was limited to the verification of procedure on test basis.
6. The Secretarial Audit report is neither an assurance as to the future viability of the Company nor of the efficacy or effectiveness with which the management has conducted the affairs of the Company.

For **Parikh Parekh & Associates**

Mumbai
April 27, 2015

P. N. Parikh
FCS No.: 327 CP No.: 1228

ANNEXURE C

Details of material related party transactions at an aggregate level for year ended March 31, 2015

Sr. No.	Nature of contracts/ transactions	Name of the related party	Nature of relationship	Duration of contracts	Salient terms of contracts/ transactions	₹ in million
1.	Term deposits placed with the Bank	ICICI Lombard General Insurance Company Limited	Subsidiary	Various maturities	Interest at applicable coupon rate	1,900.0
		India Infradebt Limited	Associate	Various maturities	Interest at applicable coupon rate	19,579.0
		Life Insurance Corporation of India	Others	Various maturities	Interest at applicable coupon rate	10,000.0
2.	Subscription to bonds issued by the Bank	ICICI Prudential Life Insurance Company Limited	Subsidiary	10 years	Interest at applicable coupon rate	1,500.0
		ICICI Securities Primary Dealership Limited	Subsidiary	10 years	Interest at applicable coupon rate	1,100.0
		Life Insurance Corporation of India	Others	10 years	Interest at applicable coupon rate	29,500.0
3.	Short-term borrowing by the Bank	ICICI Bank Eurasia LLC	Subsidiary	1 day	Interest at market rate	1,257.7
4.	Short-term lending by the Bank	ICICI Securities Primary Dealership Limited	Subsidiary	Various maturities	Interest at market rate	136,800.0
		ICICI Bank Eurasia LLC	Subsidiary	183 days	Interest at market rate	902.6
5.	Loans and advances given	ICICI Venture Funds Management Company Limited	Subsidiary	5 years	Term loan facility at contractual interest rate	1,844.6
		ICICI Prudential Asset Management Company Limited	Subsidiary	–	Outstanding overdraft amount at March 31, 2015 at contractual interest rate	1,311.9
6.	Purchases of investment securities of third parties	ICICI Securities Primary Dealership Limited	Subsidiary	–	At market price	4,801.5
		ICICI Prudential Life Insurance Company Limited	Subsidiary	–	At market price	1,180.0
7.	Sale of investment securities of third parties	ICICI Lombard General Insurance Company Limited	Subsidiary	–	At market price	697.5
		ICICI Securities Primary Dealership Limited	Subsidiary	–	At market price	600.7
		Life Insurance Corporation of India	Others	–	At market price	4,004.7
8.	Purchase of bank guarantees	ICICI Bank UK PLC	Subsidiary	1 year	Purchase of bank guarantee issued to a customer by ICICI Bank UK PLC	1,329.4
9.	Purchase of loan	ICICI Bank Eurasia LLC	Subsidiary	1.05 year	Purchase of a loan given to a customer at market comparative rate	766.7
10.	Risk participation	ICICI Bank UK PLC	Subsidiary	Various maturities	Funded risk participation in underlying loans given to customers by ICICI Bank UK PLC at market competitive rates	3,632.9

Sr. No.	Nature of contracts/ transactions	Name of the related party	Nature of relationship	Duration of contracts	Salient terms of contracts/ transactions	₹ in million
11.	Current account deposits	ICICI Prudential Life Insurance Company Limited	Subsidiary	–	Outstanding balance at March 31, 2015 in current account deposits maintained for normal banking transactions	745.0
		ICICI Securities Limited	Subsidiary	–		700.0
		Life Insurance Corporation of India	Others	–		4,802.3
12.	Advance for services	3i Infotech Limited	Associate	-	Outstanding advance against outsourcing of services and resources at March 31, 2015	736.5
13.	Principal amounts of foreign currencies transactions including derivatives such as swaps and forwards contracts	ICICI Securities Primary Dealership Limited	Subsidiary	Various maturities	At market rates	170,422.6
		ICICI Bank UK Plc.	Subsidiary	Various maturities	At market rates	8,811.2
		ICICI Bank Canada	Subsidiary	521 days	At market rate	2,470.0
		ICICI Prudential Life Insurance Company Limited	Subsidiary	–	At market rates	2,161.1
		ICICI Securities Limited	Subsidiary	–	At market rates	750.0
14.	Commission income on insurance products	ICICI Prudential Life Insurance Company Limited	Subsidiary	3 years	Commission for corporate agency services to solicit and procure the sale and distribution of the policies	3,065.7
		ICICI Lombard General Insurance Company Limited	Subsidiary	3 years		677.2
15.	Administration, publicity and marketing support income	ICICI Prudential Life Insurance Company Limited	Subsidiary	6 years	Charges for publicity and advertisements at branches and ATMs	3,243.4
16.	Expenses towards service provider arrangements	ICICI Home Finance Company Limited	Subsidiary	20 years	Verification and valuation services of the borrowers' properties	613.5
		I-Process Services (India) Private Limited	Associate	1 year	Outsourcing of services and resources	2,362.7
		ICICI Merchant Services Private Limited	Associate	–	Merchant management fees	1,927.5
		3i Infotech Limited	Associate	–	Outsourcing of services and resources	859.6
17.	Interest expenses	Life Insurance Corporation of India	Others	–	Interest on bonds/term deposits at applicable rates	20,120.1
18.	Interest income	ICICI Home Finance Company Limited	Subsidiary	–	Interest on loans and advances at applicable rates	942.1

May 22, 2015

K. V. Kamath
Chairman

ANNEXURE D

FORM NO. MGT-9

Extract of Annual Return
as on the financial year ended on March 31, 2015

[Pursuant to section 92(3) of the Companies Act, 2013 and rule 12(1) of the Companies (Management and Administration) Rules, 2014]

I. REGISTRATION AND OTHER DETAILS

CIN	L65190GJ1994PLC021012
Registration Date	January 5, 1994
Name of the Company	ICICI Bank Limited
Category/Sub-Category of the Company	Company limited by shares/Indian Non-Government Company
Address of the Registered office and contact details	Landmark, Race Course Circle, Vadodara - 390 007 Tel.: +91-265-6722222 Fax: +91-265-6722020 Email: companysecretary@icicibank.com
Whether listed company	Yes
Name, Address and Contact details of Registrar and Transfer Agent, if any	3i Infotech Limited International Infotech Park Tower 5, 3rd Floor Vashi Railway Station Complex Vashi, Navi Mumbai - 400 703 Tel.: +91-22-67928000 Fax: +91-22-67928098 Email: investor@icicibank.com

II. PRINCIPAL BUSINESS ACTIVITIES OF THE COMPANY

All the business activities contributing 10% or more of the total turnover of the company shall be stated:

Sr. No.	Name and Description of main products/services	NIC Code of the product/service	% to total turnover of the Company
1.	Banking and Financial Services	64191	100%

The Bank is a publicly held banking company engaged in providing a wide range of banking and financial services including retail banking, corporate banking and treasury operations all of which contribute to the turnover of the Company which was ₹ 612.67 billion for the year ended March 31, 2015.

III. PARTICULARS OF HOLDING, SUBSIDIARY AND ASSOCIATE COMPANIES

Sr. No.	Name and address of the Company	CIN/GLN*	Holding/ Subsidiary/ Associate	% of shares held	Applicable Section
1.	ICICI Bank Canada, Canada 150 Ferrand Drive Suite 1200 Toronto, ON M3C 3E5 Canada		Subsidiary Company	100.00%	2(87)
2.	ICICI Bank UK PLC, UK Registered Office: One Thomas More Square Five Thomas More Street London E1W 1YN		Subsidiary Company	100.00%	2(87)
3.	ICICI Home Finance Company Limited Registered Office: ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051	U65922MH1999PLC120106	Subsidiary Company	100.00%	2(87)
4.	ICICI International Limited, Mauritius Registered Office: IFS Court Twenty Eight, Cybercity Ebene Mauritius		Subsidiary Company	100.00%	2(87)
5.	ICICI Investment Management Company Limited Registered Office: ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051	U65990MH2000PLC124773	Subsidiary Company	100.00%	2(87)
6.	ICICI Lombard General Insurance Company Limited Registered Office: ICICI Lombard House, 414 Veer Savarkar Marg, Near Siddhivinayak Temple Pradhadevi Mumbai 400 025	U67200MH2000PLC129408	Subsidiary Company	72.97%	2(87)
7.	ICICI Prudential Life Insurance Company Limited Registered Office: ICICI PruLife Towers 1089 Appasaheb Marathe Marg Prabhadevi Mumbai 400 025	U66010MH2000PLC127837	Subsidiary Company	73.71%	2(87)
8.	ICICI Securities Primary Dealership Limited Registered Office: ICICI Centre H. T. Parekh Marg Churchgate Mumbai 400 020	U72900MH1993PLC131900	Subsidiary Company	100.00%	2(87)
9.	ICICI Securities Limited Registered Office: ICICI Centre H. T. Parekh Marg Churchgate Mumbai 400 020	U67120MH1995PLC086241	Subsidiary Company	100.00%	2(87)

Sr. No.	Name and address of the Company	CIN/GLN*	Holding/ Subsidiary/ Associate	% of shares held	Applicable Section
10.	ICICI Securities Holding Inc., USA Registered Office: 2711 Centerville Road Suite 400 Wilmington, DE 19808 United States of America		Subsidiary Company	100.00%	2(87)
11.	ICICI Securities Inc., USA Registered Office: 2711 Centerville Road Suite 400 Wilmington, DE 19808 United States of America		Subsidiary Company	100.00%	2(87)
12.	ICICI Trusteeship Services Limited Registered Office: ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051	U65991MH1999PLC119683	Subsidiary Company	100.00%	2(87)
13.	ICICI Venture Funds Management Company Limited Registered Office: ICICI Venture House, Ground Floor Appasaheb Marathe Marg Prabhadevi Mumbai 400 025	U72200MH1989PLC166901	Subsidiary Company	100.00%	2(87)
14.	ICICI Prudential Asset Management Company Limited Registered Office: 12th floor, Narain Manzil 23, Barakhamba Road New Delhi 110 001	U99999DL1993PLC054135	Subsidiary Company	51.00%	2(87)
15.	ICICI Prudential Trust Limited Registered Office: 12th floor, Narain Manzil 23, Barakhamba Road New Delhi 110 001	U74899DL1993PLC054134	Subsidiary Company	50.80%	2(87)
16.	ICICI Prudential Pension Funds Management Company Limited Registered Office: ICICI Prulife Towers 1089, Appasaheb Marathe Marg Prabhadevi Mumbai 400 025	U66000MH2009PLC191935	Subsidiary Company	100.00%	2(87)
17.	India Infradebt Limited Registered Office: ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051	U65923MH2012PLC237365	Associate Company	31.00%	2(6)
18.	FINO PayTech Limited Shree Sawan Knowledge Park Plot No D-507, Second floor MIDC Turbhe Navi Mumbai 400 705	U72900MH2006PLC162656	Associate Company	27.05%	2(6)
19.	ICICI Merchant Services Private Limited Registered Office: Edelweiss House, 7th Floor, South Wing Off CST Road, Vidhyanagari Marg Santacruz (E) Mumbai 400 098	U74140MH2009PTC194399	Associate Company	19.00%	2(6)

Sr. No.	Name and address of the Company	CIN/GLN*	Holding/ Subsidiary/ Associate	% of shares held	Applicable Section
20.	I-Process Services (India) Private Limited Registered Office: Acme Plaza, 4th Floor, Unit # 408-409 Andheri-Kurla Road, Opp.Sangam Cinema Mumbai 400 059	U72900MH2005PTC152504	Associate Company	19.00%	2(6)
21.	NIIT Institute of Finance Banking and Insurance Training Limited Registered Office: 8, Balaji Estate, First Floor Guru Ravi Das Marg, Kalkaji, New Delhi 110 019	U80903DL2006PLC149721	Associate Company	18.79%	2(6)
22.	Escorts Motors Limited # Registered Office: 1 Shivji Marg Westend Greens, NH – 8 New Delhi 110 037	U74899DL1994PLC060077	Associate Company	30.00%	2(6)
23.	Jhagadia Copper Limited # Registered Office: Plot No 747 GIDC Industrial Estate, P O Jhagadia Bharuch 393 110	L27202GJ1962PLC040548	Associate Company	24.70%	2(6)
24.	Rajasthan Asset Management Company Private Limited # Registered Office: 7th Floor, Ganga Heights, Bapu Nagar, Tonk Road Jaipur 302 015	U65999RJ2002PTC017380	Associate Company	24.30%	2(6)
25.	OTC Exchange of India Limited # Registered Office: 92-93 Maker Tower F, Cuffe Parade Mumbai 400 005	U67120MH1990NPL058298	Associate Company	20.00%	2(6)
26.	3i Infotech Limited # Registered Office: Tower # 5, International Infotech Park Vashi Station Complex, Navi Mumbai 400 703	L67120MH1993PLC074411	Associate Company	25.17%	2(6)
27.	Falcon Tyres Limited # Registered Office: K R S Road, Metagalli Mysore 570 016	L25114KA1973PLC002455	Associate Company	29.50%	2(6)

** CIN has been mentioned for Indian subsidiaries/Associate Companies.*

 # These companies are not considered as associates in the financial statements, in accordance with the provisions of AS 23 on 'Accounting for Investments in Associates in Consolidated Financial Statements'.

IV. SHAREHOLDING PATTERN (Equity Share Capital Break-up as percentage of Total Equity)

i. Category-wise Shareholding

Sl No.	Category of shareholders	No. of Shares held at the beginning of the year (April 1, 2014)				**No. of Shares held at the end of the year (March 31, 2015)**				% change during the year
		Demat	Physical	Total	% of Total Shares	**Demat**	**Physical**	**Total**	**% of Total Shares**	
A	**Promoters**									
(1)	**Indian**									
a)	Individual/HUF	0	0	0	–	**0**	**0**	**0**	–	–
b)	Central Govt	0	0	0	–	**0**	**0**	**0**	–	–
c)	State Govt(s)	0	0	0	–	**0**	**0**	**0**	–	–
d)	Bodies Corp.	0	0	0	–	**0**	**0**	**0**	–	–
e)	Banks/FI	0	0	0	–	**0**	**0**	**0**	–	–
f)	Any Other	0	0	0	–	**0**	**0**	**0**	–	–
	Sub-total (A) (1)	**0**	**0**	**0**	**–**	**0**	**0**	**0**	–	–
(2)	**Foreign**								–	–
a)	NRIs - Individuals	0	0	0	–	**0**	**0**	**0**	–	–
b)	Other - Individuals	0	0	0	–	**0**	**0**	**0**	–	–
c)	Bodies Corp.	0	0	0	–	**0**	**0**	**0**	–	–
d)	Banks/FI	0	0	0	–	**0**	**0**	**0**	–	–
e)	Any Other	0	0	0	–	**0**	**0**	**0**	–	–
	Sub-total (A) (2)	**0**	**0**	**0**	**–**	**0**	**0**	**0**	–	–
	Total Shareholding of Promoter (A) = (A)(1)+(A)(2)	**0**	**0**	**0**	**–**	**0**	**0**	**0**	–	–
B	**Public Shareholding**								–	–
(1)	**Institutions**								–	–
a)	Mutual Funds	437,204,700	69,640	437,274,340	7.57	**477,932,370**	**69,260**	**478,001,630**	**8.25**	0.68
b)	Banks/FI	912,605	109,450	1,022,055	0.02	**3,401,295**	**109,200**	**3,510,495**	**0.06**	0.04
c)	Central Govt	1,817,670	390	1,818,060	0.03	**3,624,764**	**390**	**3,625,154**	**0.06**	0.03
d)	State Govt(s)	0	0	0	–	**0**	**0**	**0**	–	–
e)	Venture Capital Funds	0	0	0	–	**0**	**0**	**0**	–	–
f)	Insurance Companies	894,292,965	1,100	894,294,065	15.49	**772,186,079**	**1,100**	**772,187,179**	**13.32**	(2.17)
g)	FIIs	2,300,787,690	117,300	2,300,904,990	39.85	**2,375,508,640**	**117,300**	**2,375,625,940**	**40.98**	1.13
h)	Foreign Venture Capital Funds	0	0	0	–	**0**	**0**	**0**	–	–
i)	Others (specify)								–	–
	Foreign Banks	209,095	925,840	1,134,935	0.02	**1,065,825**	**925,840**	**1,991,665**	**0.03**	0.01
	FII - DR	5,597,330	0	5,597,330	0.10	**4,609,825**	**0**	**4,609,825**	**0.08**	(0.02)
	Sub-total (B) (1)	**3,640,822,055**	**1,223,720**	**3,642,045,775**	**63.08**	**3,638,328,798**	**1,223,090**	**3,639,551,888**	**62.78**	**(0.30)**
(2)	**Non-Institutions**				–				–	–
a	Bodies Corp.				–				–	–
	i Indian	125,944,195	1,493,330	127,437,525	2.21	**125,663,508**	**1,422,515**	**127,086,023**	**2.19**	(0.02)
	ii Overseas	0	3,000	3,000	0.00	**0**	**3,000**	**3,000**	**0.00**	(0.00)
b	Individuals				–				–	–
	i Individual shareholders holding nominal share capital upto ₹ 1 lakh	203,390,395	32,663,310	236,053,705	4.09	**232,753,765**	**29,197,395**	**261,951,160**	**4.52**	0.43
	ii Individual shareholders holding nominal share capital excess of ₹ 1 lakh	31,253,410	144,475	31,397,885	0.54	**36,601,690**	**144,475**	**36,746,165**	**0.63**	0.09
c	Others (specify)								–	–
	Trust	9,087,725	1,575	9,089,300	0.16	**13,012,726**	**1,075**	**13,013,801**	**0.23**	0.07
	Directors & their Relatives (Resident)	4,982,300	0	4,982,300	0.09	**3,554,026**	**0**	**3,554,026**	**0.06**	(0.02)
	Non-Resident Indian Directors	0	0	0	–	**0**	**0**	**0**	–	–
	Foreign Nationals	71,930	0	71,930	0.00	**73,540**	**0**	**73,540**	**0.00**	0.00
	Non-Resident Indians	7,934,365	382,665	8,317,030	0.14	**12,040,344**	**391,100**	**12,431,444**	**0.22**	0.08



Sl No.	Category of shareholders	No. of Shares held at the beginning of the year (April 1, 2014)				**No. of Shares held at the end of the year (March 31, 2015)**				% change during the year
		Demat	Physical	Total	% of Total Shares	**Demat**	**Physical**	**Total**	**% of Total Shares**	
	Clearing Member	22,127,700	0	22,127,700	0.38	**8,345,722**	**0**	**8,345,722**	**0.14**	(0.24)
	Hindu Undivided Families	5,387,625	37,915	5,425,540	0.09	**6,254,001**	**36,710**	**6,290,711**	**0.11**	0.01
	Foreign Companies	2,500	143,200	145,700	0.00	**0**	**143,200**	**143,200**	**0.00**	(0.00)
	Foreign Bodies - DR	3,500,605	0	3,500,605	0.06	**3,500,605**	**0**	**3,500,605**	**0.06**	(0.00)
	NRI - DR	0	0	0	–	**0**	**0**	**0**	**-**	–
	Sub-total (B) (2)	**413,682,750**	**34,869,470**	**448,552,220**	**7.76**	**441,799,927**	**31,339,470**	**473,139,397**	**8.16**	**0.40**
	Total Public Shareholding (B) = (B)(1)+(B)(2)	**4,054,504,805**	**36,093,190**	**4,090,597,995**	**70.84**	**4,080,128,725**	**32,562,560**	**4,112,691,285**	**70.94**	**0.10**
C	**Shares held by Custodian for ADRs**	**1,683,565,850**	**0**	**1,683,565,850**	**29.16**	**1,684,553,360**	**0**	**1,684,553,360**	**29.06**	**(0.10)**
	Grand Total (A+B+C)	**5,738,070,655**	**36,093,190**	**5,774,163,845**	**100.00**	**5,764,682,085**	**32,562,560**	**5,797,244,645**	**100.00**	**-**

Note:

1. *The shareholders of the Bank have approved the sub-division of each equity shares having a face value of ₹ 10 into five equity shares having a face value of ₹ 2 each through postal ballot on November 20, 2014. The record date for sub-division was December 5, 2014. The number of shares and per share information for the period prior to December 5, 2014 reflects the effect of sub-division.*
2. *Percentage figures are rounded off to the nearest two decimal point.*

(ii) Shareholding of Promoters

N.A. – ICICI Bank Limited does not have any promoters.

(iii) Change in Promoters' Shareholding (please specify, if there is no change)

N.A. – ICICI Bank Limited does not have any promoters.

(iv) Shareholding of top ten shareholders (other than Directors, Promoters and Holders of ADRs)

Top Ten Shareholders	Shareholding at the beginning of the year (April 1, 2014)		**Shareholding at the end of the year (March 31, 2015)**	
	No of shares	% of total shares of the company	**No of shares**	**% of total shares of the company**
Life Insurance Corporation of India*	50,46,12,830	8.74	**47,02,76,753**	**8.11**
Dodge and Cox International Stock Fund*	20,78,73,785	3.60	**25,79,11,785**	**4.45**
Europacific Growth Fund*	12,92,85,960	2.24	**16,45,28,802**	**2.84**
Carmignac Gestion a\c Carmignac Patrimoine*	9,15,84,415	1.59	**9,08,81,374**	**1.57**
Aberdeen Global Indian Equity (Mauritius) Limited*	9,04,00,000	1.57	**6,21,00,000**	**1.07**
Merrill Lynch Capital Markets Espana S.A. S.V.@	7,51,68,630	1.30	**2,96,55,662**	**0.51**
Centaura Investments (Mauritius) PTE Ltd@	7,10,63,140	1.23	**3,70,45,215**	**0.64**
SBI Life Insurance Co Ltd@	6,04,67,010	1.05	**4,27,05,445**	**0.74**
Bajaj Holdings and Investment Ltd*	5,40,09,085	0.94	**5,09,09,085**	**0.88**
Vanguard Emerging Markets Stock Index fund, a series of Vanguard International Equity Index Fund*	5,13,43,660	0.89	**5,08,20,891**	**0.88**
Government of Singapore#	5,03,62,735	0.87	**4,89,64,722**	**0.84**
Carmignac Gestion a/c Carmignac Investissement#	4,57,45,960	0.79	**4,57,45,960**	**0.78**
HDFC Standard Life Insurance Company Limited#	4,98,32,100	0.86	**4,49,39,640**	**0.78**

Note:

1. *The shares of the Bank are substantially held in dematerialised form, and are traded on a daily basis and hence the date wise increase/decrease in shareholding is not indicated.*
2. ** Common top 10 shareholders as on April 1, 2014 and March 31, 2015*
   @Top 10 shareholders only as on April 1, 2014
   # Top 10 shareholders only as on March 31, 2015
3. *The shareholders of the Bank have approved the sub-division of each equity shares having a face value of ₹ 10 into five equity shares having a face value of ₹ 2 each through postal ballot on November 20, 2014. The record date for sub-division was December 5, 2014. The number of shares and per share information for the period prior to December 5, 2014 reflects the effect of sub-division.*

(v) Shareholding of Directors and Key Managerial Personnel

Sl. No.	Name of the Director	Shareholding at the beginning of the year (reflects effect of sub-division)		Cumulative Shareholding during the Year	
		No of shares	% of total shares of the company	No of shares	% of total shares of the company
1.	**K. V. Kamath**				
	At the beginning of the year	**2,700,000**	**0.05**	**2,700,000**	**0.05**
	June 18, 2014 Sale	(250,000)	0.00	2,450,000	0.04
	June 19, 2014 Sale	(500,000)	0.01	1,950,000	0.03
	November 3, 2014 Sale	(500,000)	0.01	1,450,000	0.03
	November 5, 2014 Sale	(500,000)	0.01	950,000	0.02
	At the end of the year	**950,000**	**0.02**	**950,000**	**0.02**
2.	**Dileep Choksi**				
	At the beginning of the year	**2,500**	**0.00**	**2,500**	**0.00**
	At the end of the year	**2,500**	**0.00**	**2,500**	**0.00**
3.	**Homi Khusrokhan**				
	At the beginning of the year	**3,500**	**0.00**	**3,500**	**0.00**
	At the end of the year	**3,500**	**0.00**	**3,500**	**0.00**
4.	**M. S. Ramachandran**				
	At the beginning of the year	**1,000**	**0.00**	**1,000**	**0.00**
	March 26, 2015 Market Purchase	300	0.00	1,300	0.00
	At the end of the year	**1,300**	**0.00**	**1,300**	**0.00**
5.	**Chanda Kochhar**				
	At the beginning of the year	**1,719,625**	**0.03**	**1,719,625**	**0.03**
	March 27,2015 Allotment	125,000	0.00	1,844,625	0.03
	At the end of the year	**1,844,625**	**0.03**	**1,844,625**	**0.03**
6.	**N. S. Kannan**				
	At the beginning of the year	**401,125**	**0.01**	**401,125**	**0.01**
	May 13, 2014 Sale	(150,000)	0.00	251,125	0.00
	October 20, 2014 Allotment	50,000	0.00	301,125	0.01
	November 21, 2014 Sale	(125,000)	0.00	176,125	0.00
	January 12, 2015 Allotment	250,000	0.00	426,125	0.01
	At the end of the year	**426,125**	**0.01**	**426,125**	**0.01**
7.	**K. Ramkumar**				
	At the beginning of the year	**0**	**0.00**	**0**	**0.00**
	May 19, 2014 Allotment	210,000	0.00	210,000	0.00
	May 23, 2014 Sale	(210,000)	0.00	0	0.00
	August 14, 2014 Allotment	300,000	0.01	300,000	0.01
	August 21, 2014 Sale	(300,000)	0.01	0	0.00
	October 6, 2014 Allotment	220,000	0.00	220,000	0.00
	November 3, 2014 Sale	(220,000)	0.00	0	0.00
	November 20, 2014 Allotment	275,000	0.00	275,000	0.00
	November 26, 2014 Sale	(275,000)	0.00	0	0.00
	December 10, 2014 Allotment	400,000	0.01	400,000	0.01
	December 19, 2014 Sale	(400,000)	0.01	0	0.00
	February 9, 2015 Allotment	585,000	0.01	585,000	0.01
	February 12, 2015 Allotment	245,000	0.00	830,000	0.01
	February 16, 2015 Sale	(205,000)	0.00	625,000	0.01
	March 30, 2015 Sale	(300,000)	0.01	325,000	0.01
	March 31, 2015 Sale	(3,574)	0.00	321,426	0.01
	At the end of the year	**321,426**	**0.01**	**321,426**	**0.01**

Sl. No.	Name of the Director	Shareholding at the beginning of the year (reflects effect of sub-division)		Cumulative Shareholding during the Year	
		No of shares	% of total shares of the company	No of shares	% of total shares of the company
8.	**Rajiv Sabharwal**				
	At the beginning of the year	**0**	**0.00**	**0**	**0.00**
	May 19, 2014 Allotment	210,000	0.00	210,000	0.00
	June 9, 2014 Sale	(75,000)	0.00	135,000	0.00
	August 5, 2014 Sale	(40,280)	0.00	94,720	0.00
	August 18, 2014 Sale	(94,720)	0.00	0	0.00
	September 8, 2014 Allotment	300,000	0.01	300,000	0.01
	November 3, 2014 Sale	(300,000)	0.01	0	0.00
	At the end of the year	**0**	**0.00**	**0**	**0.00**

Note: The cumulative shareholding column reflects the balance as on day end.

Sl No.	Name of the Key Managerial Personnel	Shareholding at the beginning of the year (reflects effect of sub-division)		Cumulative Shareholding during the Year	
		No of shares	% of total shares of the company	No of shares	% of total shares of the company
1.	**Rakesh Jha**				
	At the beginning of the year	**0**	**0.00**	**0**	**0.00**
	April 11, 2014 Allotment	20,000	0.00	20,000	0.00
	April 28, 2014 Sale	(5,000)	0.00	15,000	0.00
	April 29, 2014 Sale	(7,500)	0.00	7,500	0.00
	April 30, 2014 Sale	(7,500)	0.00	0	0.00
	May 6, 2014 Allotment	20,000	0.00	20,000	0.00
	May 14, 2014 Sale	(20,000)	0.00	0	0.00
	May 19, 2014 Allotment	20,000	0.00	20,000	0.00
	May 23, 2014 Sale	(20,000)	0.00	0	0.00
	May 26, 2014 Allotment	33,750	0.00	33,750	0.00
	June 2, 2014 Allotment	42,500	0.00	76,250	0.00
	June 10, 2014 Sale	(24,750)	0.00	51,500	0.00
	June 12, 2014 Sale	(25,250)	0.00	26,250	0.00
	June 13, 2014 Sale	(10,000)	0.00	16,250	0.00
	June 19, 2014 Sale	(16,250)	0.00	0	0.00
	July 28, 2014 Allotment	30,000	0.00	30,000	0.00
	August 7, 2014 Sale	(30,000)	0.00	0	0.00
	August 25, 2014 Allotment	30,000	0.00	30,000	0.00
	September 2, 2014 Sale	(30,000)	0.00	0	0.00
	September 8, 2014 Allotment	37,500	0.00	37,500	0.00
	September 19, 2014 Sale	(30,000)	0.00	7,500	0.00
	November 10, 2014 Allotment	17,500	0.00	25,000	0.00
	November 13, 2014 Sale	(20,000)	0.00	5,000	0.00
	November 24, 2014 Allotment	30,000	0.00	35,000	0.00
	November 28, 2014 Sale	(27,500)	0.00	7,500	0.00
	December 10, 2014 Allotment	11,250	0.00	18,750	0.00
	At the end of the year	**18,750**	**0.00**	**18,750**	**0.00**

Sl No.	Name of the Key Managerial Personnel	Shareholding at the beginning of the year (reflects effect of sub-division)		Cumulative Shareholding during the Year	
		No of shares	% of total shares of the company	No of shares	% of total shares of the company
2.	**P. Sanker**				
	At the beginning of the year	**0**	**0.00**	**0**	**0.00**
	May 19, 2014 Allotment	20,000	0.00	20,000	0.00
	August 14, 2014 Allotment	20,000	0.00	40,000	0.00
	August 19, 2014 Sale	(10,000)	0.00	30,000	0.00
	August 28, 2014 Sale	(10,000)	0.00	20,000	0.00
	September 22, 2014 Sale	(10,000)	0.00	10,000	0.00
	November 5, 2014 Sale	(5,000)	0.00	5,000	0.00
	At the end of the year	**5,000**	**0.00**	**5,000**	**0.00**

Note: The cumulative shareholding column reflects the balance as on day end.

V. INDEBTEDNESS

Indebtedness of the Company including interest outstanding/accrued but not due for payment

₹ in Crores

	Secured Loans excluding deposits	Unsecured Loans	Deposits	Total Indebtedness
Indebtedness at the beginning of the financial year				
i) Principal Amount	8,330.77	146,428.28	–	154,759.05
ii) Interest due but not paid	–	–	–	–
iii) Interest accrued but not due	16.44	2,371.98	–	2,388.42
Total (i+ii+iii)	**8,347.21**	**148,800.26**	**–**	**157,147.47**
Change in Indebtedness during the financial year (see note 1 & 2)				
▶ Addition	4,574.90	35,313.00	–	39,887.90
▶ Reduction	–	22,229.61	–	22,229.61
Net Change	4,574.90	13,083.39	–	17,658.30
Indebtedness at the end of the financial year				
i) Principal Amount	12,905.68	159,511.67	–	172,417.35
ii) Interest due but not paid	–	–	–	–
iii) Interest accrued but not due	3.53	2,471.90	–	2,475.43
Total (i+ii+iii)	**12,909.21**	**161,983.58**	**–**	**174,892.78**

Data is pertaining to Schedule 4 borrowings under "Secured Loans/Unsecured loans".

Notes:

1. *Movement in short-term market borrowing is shown on net basis.*
2. *Unamortised premium and accrual of discount is included under "Addition" row.*
3. *Principal amount for secured and unsecured loan consists of Schedule 4 borrowings balance.*
4. *Secured loans include borrowings under Collateralised Borrowing and Lending Obligation, market repurchase transactions with banks and financial institutions and transactions under Liquidity Adjustment Facility and Marginal Standing Facility.*
5. *Being a banking company, there are no public deposits.*

VI. REMUNERATION OF DIRECTORS AND KEY MANAGERIAL PERSONNEL

A. Remuneration to Managing Director, Whole-time Directors and/or Manager:

Sl. No.	Particulars of Remuneration	Chanda Kochhar	N. S. Kannan	K. Ramkumar	Rajiv Sabharwal	
		Amount in ₹				Total(₹)
1.	**Gross Salary** **(a) Salary as per provisions contained in Section 17(1) of the Income-tax Act, 1961**					
	Salary and Allowances for fiscal 2015 - (A)	37,076,818	23,076,540	23,017,326	22,137,896	105,308,580
	Bonus paid in fiscal 2015 including deferred bonus for previous three years - (B)	13,441,054	9,009,916	9,009,916	8,447,368	39,908,254
	(b) Value of perquisites u/s 17(2) of the Income-tax Act, 1961					
	Perquisites - (C)	570,862[1]	3,621,143	4,878,031	2,751,659	11,821,695
	(c) Profits in lieu of salary under section 17(3) of the Income-tax Act, 1961	0	0	0	0	0
2.	Stock Option (Perquisite on stock options exercised in fiscal 2015, w.r.t. options granted upto 10 years prior to date of exercise)	31,470,000	78,712,800	308,029,220	62,170,260	480,382,280
3.	Sweat Equity	0	0	0	0	0
4.	Commission (as % of Profit/Others)	0	0	0	0	0
5.	Others	0	0	0	0	0
	(A)+(B)+(C) Total remuneration paid in fiscal 2015 (excludes perquisites on stock options reported in point 2)	**51,088,734**	**35,707,599**	**36,905,273**	**33,336,923**	**157,038,529**
	Ceiling as per the Act[2]					

1. *Does not include superannuation perquisite, since it is cashed out and hence included in Salary and Allowances for fiscal 2015 - (A).*
2. *Being a Banking Company, the provisions of Banking Regulation Act, 1949 apply to the Bank and the remuneration of every wholetime Director is subject to the approval of Reserve Bank of India. The remuneration is however well within the limits prescribed under the Companies Act, 2013.*

B. Remuneration to other directors:

1. Independent Directors

Particulars of Remuneration	Name of Directors							Total Amount
	K. V. Kamath	Dileep Choksi	Homi Khusrokhan	M. S. Ramachandran	Tushaar Shah	V. K. Sharma	V. Sridar	
▶ Fee for attending Board/Committee meetings	1,600,000	900,000	1,540,000	1,380,000	400,000	540,000	1,280,000	7,640,000
▶ Commission								
▶ Others, please specify (refer Note 1)	3,000,000	–	–	–	–	–	–	3,000,000
Total (1)	**4,600,000**	**900,000**	**1,540,000**	**1,380,000**	**400,000**	**540,000**	**1,280,000**	**10,640,000**
2. Other Non-Executive Directors - Please refer Note 2								
Total (2)	–	–	–	–	–	–	–	–
Total (B)=(1+2)	**4,600,000**	**900,000**	**1,540,000**	**1,380,000**	**400,000**	**540,000**	**1,280,000**	**10,640,000**
Total Managerial Remuneration								**167,678,529**
Overall Ceiling as per the Act (refer Note 3)								

Note 1: Pursuant to Section 35B of the Banking Regulation Act, 1949 the appointment/re-appointment and remuneration payable to the Chairman of a Bank is subject to approval of RBI. The Chairman is paid an annual remuneration of ₹ 3,000,000 which has been approved by RBI.

Note 2: *Alok Tandon is a non-executive Director nominated by the Government of India. As a Government Nominee Director he is not eligible to be paid any sitting fees, he is only entitled to reimbursement of expenses for attending Board/Committee Meetings.*

Note 3: *Being a Banking Company, the provisions of Banking Regulation Act, 1949 apply to the Bank and any payments to Non-Executive/ Independent Directors other than sitting fees can be paid only with the approval of RBI. Presently Independent Directors are paid only sitting fees except for Chairman who is paid an annual remuneration with the approval of RBI as mentioned in Note 1. All Non-executive/Independent Directors are entitled to reimbursement of expenses for attending Board/Committee Meetings. The remuneration is however well within the limits prescribed under the Companies Act, 2013.*

C. REMUNERATION TO KEY MANAGERIAL PERSONNEL OTHER THAN MD/MANAGER/WTD

Sl. No.	Particulars of Remuneration	P. Sanker	Rakesh Jha	
		Company Secretary	CFO	
		Amount in ₹		Total(₹)
1.	**Gross Salary** **(a) Salary as per provisions contained in section 17(1) of the Income-tax Act, 1961**			
	Salary and Allowances for fiscal 2015 - (A)	13,226,693	14,535,333	27,762,026
	Bonus Paid in fiscal 2015 - (B)	3,969,900	4,667,040	8,636,940
	(b) Value of perquisites u/s 17(2) of the Income-tax Act, 1961			
	Perquisites – (C)	1,242,713	3,478,852	4,721,565
	(c) Profits in lieu of salary under section 17(3) of the Income-tax Act, 1961	0	0	0
2.	Stock Option (Perquisite on stock options exercised in fiscal 2015, w.r.t. options granted upto 10 years prior to date of exercise)	4,675,120	58,296,803	62,971,923
3.	Sweat Equity	0	0	0
4.	Commission (as % of Profit/Others)	0	0	0
5.	Others	0	0	0
	(A)+(B)+(C) Total Remuneration paid in fiscal 2015 (excludes perquisites on stock options reported in point 2)	18,439,306	22,681,225	41,120,531

VII. PENALTIES/PUNISHMENT/COMPOUNDING OF OFFENCES

Type	Section of the Companies Act	Brief Description	Details of Penalty/ Punishment/ Compounding fees imposed	Authority [RD/NCLT/ Court]	Appeal made, if any (give details)
A. COMPANY					
Penalty					
Punishment			None		
Compounding					
B. DIRECTORS					
Penalty					
Punishment			None		
Compounding					
C. OTHER OFFICERS IN DEFAULT					
Penalty					
Punishment			None		
Compounding					

May 22, 2015

K. V. Kamath
Chairman

ANNEXURE E

Annual Report on Corporate Social Responsibility activities

1. **A brief outline of the company's CSR policy, including overview of projects or programmes proposed to be undertaken and a reference to the web-link to the CSR policy and projects or programmes**

   Corporate Social Responsibility (CSR) has been a long-standing commitment at ICICI Bank. The Bank's contribution to social sector development includes several pioneering interventions and is implemented through the involvement of stakeholders within the Bank and through the broader community. The Bank established the ICICI Foundation for Inclusive Growth (ICICI Foundation) in 2008 with a view to significantly expand the activities in the area of CSR. Over the last few years ICICI Foundation has developed significant projects in specific areas, and has built capabilities for direct project implementation as opposed to extending financial support to other organisations.

   The CSR Policy of the Bank sets the framework guiding the Bank's CSR activities. It outlines the governance structure, operating framework, monitoring mechanism, and CSR activities that would be undertaken. The CSR Committee is the governing body that articulates the scope of CSR activities and ensures compliance with the CSR Policy. The Bank's CSR activities are largely focused in the areas of education, health, skill development and financial inclusion and other activities as the Bank may choose to select in fulfilling its CSR objectives.

   The CSR Policy was approved by the Committee in July 2014, and subsequently was put up on the Bank's website. Web-link to the Bank's CSR Policy:
   http://www.icicibank.com/managed-assets/docs/about-us/ICICI-Bank-CSR-Policy.pdf

2. **The Composition of the CSR Committee**

   The Bank's CSR Committee comprises three independent Directors and the Managing Director & CEO of the Bank, and is chaired by an independent Director. The composition of the Committee is set out below:

   - M. S. Ramachandran, Chairman
   - Tushaar Shah
   - Alok Tandon
   - Chanda Kochhar

   The functions of the Committee include: review of CSR initiatives undertaken by the ICICI Group and ICICI Foundation; formulation and recommendation to the Board of a CSR Policy indicating the activities to be undertaken by the Company and recommendation of the amount of the expenditure to be incurred on such activities; reviewing and recommending the annual CSR plan to the Board; making recommendations to the Board with respect to the CSR initiatives, policies and practices of the ICICI Group; monitoring the CSR activities, implementation of and compliance with the CSR Policy; and reviewing and implementing, if required, any other matter related to CSR initiatives as recommended/suggested by RBI or any other body.

3. **Average net profit of the company for last three financial years**

   The average net profit of the Company for the last three financial years calculated as specified by the Companies Act, 2013 was ₹ 85.79 billion.

4. **Prescribed CSR Expenditure (two per cent of the amount as in item 3 above)**

   The prescribed CSR expenditure requirement for FY2015 is ₹ 1.72 billion.

5. **Details of CSR spent during the financial year**

   (a) Total amount to be spent for the financial year

   Total amount spent towards CSR during FY2015 was ₹ 1.56 billion.

   (b) Amount unspent, if any

   Amount unspent was ₹ 0.16 billion.

(c) Manner in which the amount spent during the financial year is detailed below:

S. No.	CSR Project or activity identified	Sector in which the project is covered	Projects or programs 1. Local area or other 2. Specify the state and district where projects or programs were undertaken	Amount outlay (budget) project or program wise (₹ million)	Amount spent on the projects or programs Sub-heads 1. Direct expenditure on projects or programs 2. Overheads (₹ million)	Cumulative expenditure upto the reporting period	Amount spent directly or through implementing agency*
1.	Projects of ICICI Foundation for Inclusive Growth	1. Promoting education, employment enhancing vocational skills, livelihood enhancement projects. 2. Eradication of hunger, poverty and malnutrition; promoting preventive healthcare.	▶ Ten fully operational skill development centres opened. Centres located in Jaipur, Kolhapur, Coimbatore, Patna, Hyderabad, Chennai, Bangalore, Pune, Guwahati and Durg. ▶ Elementary education projects in Rajasthan and Chhattisgarh. ▶ Healthcare programmes in Puri (Odisha), Mehsana (Gujarat), Baran (Rajasthan) and Pune (Maharashtra).	412.8	260.0	260.0	Amount spent through ICICI Foundation for Inclusive Growth. The Foundation was set up in 2008 to focus on activities in the area of CSR.
2.	Financial inclusion initiatives including village digitisation & financial literacy	Rural development	**Major States – No. of districts** AP 7 Assam 3 Bihar 22 Chhattisgarh 14 Gujarat 13 Haryana 15 Jharkhand 13 Karnataka 2 MP 31 Maharashtra 23 Meghalaya 2 Orissa 10 Punjab 13 Rajasthan 32 Tamil Nadu 27 Telangana 5 UP 38 Uttarakhand 1 West Bengal 5	1,300.0	1,137.7	1,137.7	Direct & through Bank's business correspondent network.

S. No.	CSR Project or activity identified	Sector in which the project is covered	Projects or programs 1. Local area or other 2. Specify the state and district where projects or programs were undertaken	Amount outlay (budget) project or program wise (₹ million)	Amount spent on the projects or programs Sub-heads 1. Direct expenditure on projects or programs 2. Overheads (₹ million)	Cumulative expenditure upto the reporting period	Amount spent directly or through implementing agency*
3.	Relief & welfare	Contribution to Prime Minister's relief fund	Jammu & Kashmir	37.0	37.8	37.8	Direct
4.	Education & research	Promoting education	Ahmedabad and Mumbai	53.0	54.0	54.0	1. Indian Institute of Management, Ahmedabad towards endowing a chair for research in finance and banking and enhancing the endowment fund created for awarding teaching excellence. 2. Teach to Lead in Mumbai to support their Teach for India fellowship programme.
5.	Health awareness and supporting hospital maintenance	Promoting preventive healthcare	Maharashtra and Rajasthan	–	6.2	6.2	1. National Health Mission awareness campaign conducted in Maharashtra. 2. Hospitals in Jaipur towards maintenance, cleaning and other requirements.
6.	Clean energy initiatives	Ensuring environment sustainability	At multiple offices of the Bank, including Mumbai and at 124 rural branches	32.3	28.9	28.9	Direct
7.	Skill development for banking sector, especially capability building at institutions	Promoting education; employment enhancing vocational skills	At multiple centres	17.0	15.7	15.7	Direct

S. No.	CSR Project or activity identified	Sector in which the project is covered	Projects or programs 1. Local area or other 2. Specify the state and district where projects or programs were undertaken	Amount outlay (budget) project or program wise (₹ million)	Amount spent on the projects or programs Sub-heads 1. Direct expenditure on projects or programs 2. Overheads (₹ million)	Cumulative expenditure upto the reporting period	Amount spent directly or through implementing agency*
8.	Financial Counsellling	Promoting education	At multiple centres	15.0	9.2	9.2	Disha Trust set up to assist consumers in financial crisis, counselling and providing options.
9.	Miscellaneous	–	–	–	5.9	5.9	–

6. In case the company has failed to spend the 2% of the average net profits of the last three financial years or any part thereof, the company shall provide the reasons for not spending the amount in its Board report.

The amount spent was ₹ 1.56 billion, marginally lower than 2% of average net profits of the last three financial years. The lower spend vis-à-vis the budget was due to lower than budgeted fund requirement from implementing agencies and lower than anticipated direct spends.

7. A responsibility statement of the CSR Committee that the implementation and monitoring of CSR Policy, is in compliance with CSR objectives and Policy of the company.

The CSR Committee hereby confirms that the implementation and monitoring of CSR activities is in compliance with CSR objectives and the CSR Policy of the company.

Chanda Kochhar
Managing Director & CEO

M. S. Ramachandran
CSR Committee Chairman

May 13, 2015

Auditor's Certificate on Corporate Governance

To the Members of ICICI Bank Limited

We have examined the compliance of conditions of corporate governance by ICICI Bank Limited ('the Bank') for the year ended 31 March 2015, as stipulated in Clause 49 of the Listing Agreement of the Bank with The Bombay Stock Exchange Limited ('BSE') and The National Stock Exchange of India Limited ('NSE') (together referred to as the 'Stock Exchanges').

The compliance of conditions of corporate governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Bank for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Bank.

In our opinion, and to the best of our information and according to the explanations given to us, we certify that the Bank has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We further state that such compliance is neither an assurance as to the future viability of the Bank nor the efficiency or effectiveness with which the management has conducted the affairs of the Bank.

This certificate is issued solely for the purposes of complying with the aforesaid Regulations and may not be suitable for any other purpose.

For **B S R & Co LLP**
Chartered Accountants
Firm's Registration No:101248W/W-100022

Venkataramanan Vishwanath
Partner
Membership No: 113156

Mumbai
22 May 2015

Business Overview

ECONOMIC OUTLOOK

The key trends in the global economy during fiscal 2015 were an improvement in growth in the United States; subdued growth in the Euro Area and Japan; a slowdown in emerging market economies, including China; divergent monetary policies across economies; and a sharp decline in commodity prices, particularly crude oil. In India, the formation of a stable government with a strong electoral mandate in May 2014 led to an improvement in market sentiment. There was recovery in key economic parameters during the year. Economic growth improved, inflation moderated, the current account deficit and exchange rates remained stable and interest rates came down during the year. The corporate investment cycle continued to remain subdued; the focus remained on working towards cashflow generation from existing projects and addressing profitability & liquidity challenges in the corporate and small & medium enterprises (SME) sectors. The government has taken several steps to improve the operating environment and also announced several reforms. These measures are expected to positively influence economic conditions going forward.

For a detailed discussion of economic developments in fiscal 2015, please refer "Management's Discussion & Analysis".

BUSINESS REVIEW

Retail Banking

The retail banking landscape is transforming rapidly with a steady stream of technology-driven innovations and changing consumer preferences. ICICI Bank has been at the forefront in leveraging technology in banking, through the launch of innovative products and solutions aimed at making banking more convenient to customers. The Bank has a multi-channel delivery model in line with its strategy to be present where its customers are. The Bank offers customers the choice to bank at the channel, time and place of their preference. The Bank also strives to anticipate the future needs of customers and deliver those expectations through technology-based solutions. In fiscal 2015, the Bank scaled up its offerings across various channels – branch, mobile, internet and social media.

The Bank expanded its network to 4,050 branches and 12,451 ATMs at March 31, 2015, the largest branch network among private sector banks. Of these, 52% of the branches were in rural and semi-urban areas. While expanding the branch network, the Bank has focused on enhancing customer convenience through its automation strategy. The Bank is also the first in the country to create a network of fully automated Touch Banking branches, available 24X7. At March 31, 2015, the Bank had 101 Touch Banking branches across 33 cities. The Bank has also deployed 1,000 self-service kiosks for accepting cash, where anyone (even non-account holders) can deposit cash in an ICICI Bank account in a completely automated manner with the account receiving instant credit instead of filling up a pay-in-slip and manually depositing cash at the teller counter. To avail this service, users have to simply use their debit card and pin number or enter the account number at the kiosk. These self-service kiosks are spread across 390 cities, with about 131 available at branches across India and over one-fourth being available round-the-clock.

The Bank introduced a range of innovative products and services in fiscal 2015 leveraging digital technology and mobile communications. 'Pockets', India's first digital bank was one of the major innovative offerings launched by the Bank. Anyone, including those who are not the Bank's existing customers can instantly download the e-wallet, fund it from any domestic bank account and start transacting immediately. This is the only e-wallet which allows users to transact on any website or mobile application in India. It allows users to instantly send/request money to/from any e-mail id, mobile number, friends on Facebook and bank account. The users can also pay bills, recharge prepaid mobiles, book movie tickets, order food, send physical & e-gifts and split & share expenses with friends by using this e-wallet. Users can choose to add a savings account to the wallet, which will allow them to earn interest on their idle money.

Social media continues to play an ever-increasing role in our lives. In line with the Bank's strategy of being present where its customers are, the Bank launched banking services on Twitter in fiscal 2015 becoming the first bank in Asia to offer customers the facility to transfer funds through a social media site. Through 'icicibankpay' on Twitter, customers can check their account balance, view their last three transactions and recharge prepaid mobiles in a completely secure manner.

The Bank launched the country's first 'contactless' debit and credit cards, enabling its customers to make electronic payments by just waving the card close to the merchant terminal instead of dipping or swiping them. Based on the Near Field Communication (NFC) technology, these cards provide customers the convenience of speed as they require significantly less time than traditional cards to complete a transaction along with enhanced security as they remain in the control of the customer. In the field of transit payments, the Bank tied up with metro rail operators in Delhi, Mumbai,

Bengaluru and Hyderabad to offer 'ICICI Bank Unifare Metro Card'. The card offers the dual benefit of an ICICI Bank credit or debit card and the metro operator's smart card. It is the first card in the country to offer a unique auto recharge facility of loading money when the balance drops below a stipulated amount. This auto recharge facility eliminates the need to wait in queues at ticket counters and vending machines.

Another major innovation was the deployment of voice-recognition technology for authentication of customers at the Bank's Phone Banking service. The Bank is the first in the country and among the few in the world to use this technology to serve customers. The new facility enables the Bank's savings account and credit card account customers to call and request for transferring funds to registered beneficiaries or pay bills without having to enter the 16-digit card number or PIN. To ensure safety and second factor authentication, this feature is enabled only for calls made from the customers' registered phone numbers.

In fiscal 2014, the Bank introduced Tab Banking using which the Bank's executives assist customers in opening a bank account at the time and place of convenience for customers. The Bank has now integrated Aadhaar based electronic know your customer (e-KYC) process with Tab Banking. With this, the Bank can electronically verify an applicant's credentials from the UIDAI data base. There is no need to collect physical KYC documents, capture image of customers or fill in the details manually. The customers can also update their Aadhar number by way of sending an SMS from their registered mobile numbers or by visiting any branch of the Bank.

In fiscal 2015, the Bank continued to focus on convenience for its retail loan customers. The Bank has digitised the entire process of offering mortgage loan, thereby making it more convenient and faster for the customers. The Bank has increased the number of centers offering retail loan products during the year. Further, the Bank has also launched a mobile app called 'iLoans', which allows customers to check their loan details on their mobile phones.

The Bank has a dedicated business unit to service the small businesses. The lending portfolio is diversified and comprises manufacturers, traders, service providers and importers/exporters. Most of the lending is to proprietorship or partnership firms and small private companies.

All these initiatives have helped the Bank achieve robust growth in its retail business. The Bank continued to see strong momentum in acquisition of retail deposit customers and consequently robust growth in the retail deposit base. The Bank's savings account deposits grew by 15.9% to ₹ 1,148.60 billion at March 31, 2015. The Bank's retail assets' disbursements grew by 31.5% in fiscal 2015. The Bank's mortgage loan and auto loan disbursements grew by 33% and 20% respectively. The retail loan portfolio (including business banking and rural banking) grew by 24.6% year-on-year at March 31, 2015.

Small & Medium Enterprises

SMEs form the foundation of India's manufacturing and services sectors. They are an important constituent supporting the growing requirements of a rapidly changing economy. The Bank believes that to enable development and growth, appropriate levers need to be provided to strengthen the SME sector.

The Bank, offers a full suite of banking products and solutions to SMEs for meeting their business and growth requirements. The Bank's experience in partnering with SMEs has enabled it to develop non-traditional techniques for assessing credit risk and providing appropriate solutions distinct to their needs. The Bank also offers supply chain financing solutions and funding to the channel partners of large corporates. The Bank has set up dedicated desks in 360 branches catering to SMEs and has specialised teams for current accounts, trade finance, cash management services and doorstep banking. The Bank has also tailored its internet banking platform to cater to the unique banking needs of SMEs. The Bank continues to focus on technology-based solutions for the SMEs to enable them to access banking products in an online environment.

During fiscal 2015, the economic environment remained challenging for SMEs in terms of pressure on profitability and subdued overall investment activity. The Bank continued to pursue a strategy of calibrated growth of the SME portfolio with higher focus on managing concentration risks, diversification of portfolio, monitoring and enhancement of collateral.

Wholesale Banking

The Wholesale Banking Group focuses on servicing corporate customers through customised financial solutions for enabling business in India and key overseas geographies. The group specialises in analyzing business and financial requirements of its clients and providing solutions through various products, such as working capital finance, export finance, trade, transaction & commercial banking and rupee and foreign currency term loans. The group comprises several teams focused on specific areas to facilitate specialisation and customised product offerings to the Bank's clients.

The Corporate Banking Group is the relationship team, which develops and maintains corporate relationships by acting as a single point of contact for clients and catering to their business requirements. The relationship team works closely with other specialised teams like Commercial Banking, Loan Syndication, Project Finance, Structured Finance and the Markets Group to develop suitable products and devise solutions that fulfill specific needs of clients.

The Commercial Banking Group provides support in terms of managing banking transactions, trade-based requirements and cash management requirements of corporate customers. The Commercial Banking Group helps in improving client servicing capabilities at an operational level. It enhances granularity and stability of revenues for the Bank by working closely with clients' on a daily basis. Consistently superior customer service levels through the Bank's 'mega branches' combined with constantly evolving technology-enabled solutions have helped in growing the transaction banking business.

The Syndications Group is one of the leaders in the loan syndication market for corporate and project finance transactions. It is an active player for India-linked loans in the primary and secondary loan distribution market and leverages on strong relationships with financial market participants like banks, financial institutions, non-banking financial companies and insurance companies.

The Structured Finance Group provides customised solutions to meet the complex needs of large corporates in synergy with Corporate Banking Group and International Banking Group, by leveraging its structuring capabilities. The Group is engaged in developing tailor-made structures for deals across the entire financial spectrum including acquisition financing, asset financing and structured trade.

The relationship teams also work with the Markets Group to provide customised solutions to address the currency and interest rate risks in clients' businesses. The Markets Group also supports clients in arranging market related funding products.

During fiscal 2015, the Wholesale Banking Group focused on proactive monitoring of the portfolio given the challenging economic environment, while continuing to grow its commercial and transaction banking business. Going forward, the group will look at sourcing new businesses and generating new income streams, while continuing to offer comprehensive financial solutions to corporate clients with a focus on profitability and risk mitigation.

Project Finance

The project finance environment continued to remain challenging during fiscal 2015 largely due to a slowdown in new project commitments by corporates, coupled with implementation and operational issues affecting ongoing project investments. During the year, several growth-oriented policy initiatives were unveiled by the Government to resolve existing bottlenecks, improve ease of doing business and unlock project profitability. As the benefits of these measures become visible, the Bank expects to see an improvement in the investment outlook in the economy.

The enactment of the Coal Mine (Special Provisions) Act, 2015, the finalisation of the mine allocation and auction framework and the revised coal linkage policy which is under consideration are initiatives that will provide an impetus to the power and coal mining sectors. In the power sector, projects in regional and inter-regional transmission corridors would augment and strengthen the national grid. Also, the renewable energy segment is witnessing considerable interest and new investments in solar and wind energy are expected.

The roads sector is expected to gain momentum during fiscal 2016. The National Highways Authority of India (NHAI) is expected to award road projects primarily through engineering, procurement & construction (EPC) contracts, which would improve liquidity in the sector. Proposed changes relating to amendment of Model Concession Agreement, introduction of hybrid annuity model, expediting claim settlement and easing of exit norms for developers are expected to provide an impetus to the sector.

In the port sector, the focus is towards rationalisation of the public-private-partnership (PPP) model and promoting coastal shipping and inland waterways. Further, the Government has proposed a new initiative to evolve a model of port-led development called 'Sagar Mala,' which envisages modernisation of existing ports and also development of new world class ports. The Central Government has also announced plans to corporatise the major state-owned ports in the country, which is expected to provide scope for modernisation and bring in operational efficiency.

The Government is likely to privatise six key airports currently managed by the Airport Authority of India (AAI). Bidding for greenfield airports like Navi Mumbai International Airport is also expected to commence in fiscal 2016. In the oil and gas sector, investments are anticipated in the setting up of new liquefied natural gas (LNG) terminals, upgradation of existing refineries and strategic crude storage facilities.

The Bank's deep sectoral expertise along with innovative structuring capabilities has enabled the team to pursue opportunities that cater to the long-term financing requirements of Indian corporates. Manufacturing and infrastructure development are critical focus areas to improve the economic potential of the country and the Bank remains committed to partnering with companies in financing viable projects.

International Banking

The Bank's international banking strategy is focused on specific growth drivers: providing end-to-end solutions for the international banking requirements of its Indian corporate clients; leveraging economic corridors between India and the rest of the world; and establishing ICICI Bank as the preferred bank for Non-Resident Indians (NRI) in key global markets. Further, ICICI Bank's International Banking Group seeks to partner with global corporations as they expand in India. The Bank also seeks to build stable and diversified international funding sources and strong syndication capabilities to support its corporate and investment banking business.

The Bank's international footprint consists of subsidiaries in the United Kingdom and Canada, branches in the United States, Singapore, Bahrain, Hong Kong, Sri Lanka, Dubai International Finance Centre and Qatar Financial Centre and representative offices in the United Arab Emirates, China, South Africa, Bangladesh, Malaysia and Indonesia. The Bank's wholly-owned subsidiary ICICI Bank UK Plc has nine branches in the United Kingdom and a branch each in Belgium and Germany. ICICI Bank Canada has eight branches. During fiscal 2015, the Bank divested its shareholding in ICICI Bank Eurasia, wholly-owned Russian subsidiary, to a Russia-based bank and closed the representative office at Thailand. The Bank also received an approval to open a branch in Shanghai, China, by upgrading the existing representative office there.

During fiscal 2015, the Bank's focus continued to be on managing the risks in its international operations given the global economic environment. The Bank also focused on diversifying the mix of its funding profile in the international operations. The Bank continued to focus on expanding its trade finance business and relationships with global corporates doing business in India.

India continues to receive the highest amount of remittance in the world. ICICI Bank is one of the leaders in the remittance business. This has been achieved through a combination of customer friendly products, cutting-edge technology and customised service offerings that meet the requirements of the widely dispersed NRI diaspora. In fiscal 2015, the Bank introduced a new account opening process which greatly reduced the time taken to open accounts and also introduced the fastest channel to remit money into India. Such initiatives enabled ICICI Bank to retain its leadership in the remittance business.

Rural & Inclusive Banking

The Indian rural market is undergoing a paradigm change with structural shifts in the economy, rising non-farm incomes, changing consumption preferences and increasing awareness among the rural consumers. This transformation is supported by several factors including rapidly rising connectivity, infrastructure development and emergence of new business opportunities. The Bank has always believed in the potential of rural India as an important contributor to India's economic growth and its progress being integral to ensure a sustainable and balanced development. The Bank has always endeavoured to meet the financial needs of the segment through several innovative channels, products and services.

The Bank's rural expansion strategy involves multiple channels, an enhanced distribution network and innovative products and services to suit the financial needs of the market. In the last few years, the Bank has strategically expanded its branch network in rural and semi-urban locations. At the end of fiscal 2015, the Bank had more than 2,100 branches in rural and semi-urban locations, comprising 52% of the Bank's branch network. Of these, 460 branches are in villages, which were previously unbanked.

The Bank offers institutional credit to rural customers at their doorstep through its relationship banking approach. The Bank offers various types of loans covering the entire agricultural value chain including loans to seed/input dealers, crop loans and loans for purchasing irrigation equipment, raising cattle and purchasing tractors & other farm equipments. The Bank also offers financial solutions to commodity traders and processors and to small & medium enterprises engaged in agriculture-linked businesses operating in rural and semi-urban areas. It also provides loans against warehouse receipt, loans to Self Help Groups (SHGs) and loans to Micro Finance Institutions (MFIs) for lending to customers. Through its SHG Bank linkage programme, ICICI Bank caters to over 1.3 million women. The Bank's employees visit SHGs in their villages rather than requiring the group to visit the branch. This provides a deeper understanding of the needs of the group in their local surrounding and each trip saved by SHG members allows them to utilise their time for additional earnings. The Bank has undertaken a detailed analysis of the customer segments in each micro-market where it operates and has suitably framed its lending policy in order to mitigate the inherent risks of rural businesses. As a result, the Bank has been able to maintain the quality of loan portfolio in its rural lending business. In fiscal 2015, the Bank achieved a growth of over 40% in its direct agriculture lending portfolio under priority sector lending.

Financial inclusion is a national priority and is being pursued by multiple stakeholders including the Government, banks and non-bank enterprises. ICICI Bank has emerged as a significant player in the financial inclusion space in the country.

Treasury

The treasury operations at ICICI Bank comprises the Proprietary Trading Group, Markets Group and Asset Liability Management Group.

The Proprietary Trading Group manages investments within risk limits as approved by the investment policy of the Bank. The Bank is also a leading arranger for debt private placements of bonds/debentures and has dedicated sales coverage of institutional debt investors across various segments. ICICI Bank continues to be ranked among the top three in the overall league table rankings for private placement of debt. In fiscal 2014, the Bank arranged the first Basel III Additional Tier 1 bond issue in India by a public sector bank and the first long-term infrastructure bond issued by a bank. The Bank also continuously engages with regulators, policy makers and industry bodies at various forums for the structural development of the market.

The Markets Group offers foreign exchange and derivative solutions to clients and continues to be a major player in this segment. The Bank provides global coverage of markets with a detailed knowledge of local markets. It provides clients with regular market updates as well as quantitative and qualitative research on topics related to macroeconomics and financial markets.

The Asset Liability Management Group continued to actively manage the Bank's liquidity and securities portfolio held for compliance with statutory and regulatory requirements. The Group focuses on optimisation of yield on the overall portfolio while maintaining an appropriate portfolio duration given the volatile interest rate environment.

Risk Management

Risk is an integral part of the banking business and the Bank aims at achieving an appropriate trade-off between risk and returns. Key risks include credit, market, liquidity, operational, legal, compliance and reputation risks. The Bank has in place an Enterprise Risk Management framework that articulates the risk appetite of the Bank and details the limit framework for various categories of risk. It also includes the risk governance framework, which ensures oversight & accountability, continuous monitoring of the environment and an integrated evaluation for effective management of risk.

The Board of Directors has oversight on all the risks assumed by the Bank. The Board has established Committees to facilitate focused oversight of various risks. These Committees have specific terms of reference. Policies approved from time to time by the Board of Directors or Committees of the Board constitute the governing framework for each type of risk. Business activities are undertaken within this policy framework. Independent groups and sub-groups have been constituted across the Bank to facilitate independent evaluation, monitoring and reporting of various risks. These groups function independently of the business groups.

Every year, the Risk Committee approves a detailed calendar of reviews. The calendar of reviews include reviews of risk management policies in relation to various risks, risk profile of the Bank, its overseas banking subsidiaries and key non-banking subsidiaries, assessment of capital adequacy based on the risk profile of the balance sheet, status with respect to implementation of advanced approaches under the Basel framework and review of regulatory compliance issues. The Credit Committee also approves every year a detailed calendar of reviews covering the Bank's exposure to various industries and outlook for those industries, analysis of non-performing loans, overdues, incremental sanctions and specific review of each portfolio. A summary of the reviews carried out by the Credit Committee and Risk Committee is reported to the Board of Directors. The Asset Liability Management Committee is responsible for managing the balance sheet within the risk parameters laid down by the Board and Risk Committee and reviewing the Bank's asset-liability position.

The Bank has dedicated groups, namely the Risk Management Group, Compliance Group, Corporate Legal Group, Internal Audit Group and Financial Crime Prevention and Reputation Risk Management Group, with a mandate to identify, assess and monitor the Bank's principal risks in accordance with well-defined policies and procedures. These groups are independent of all business operations and coordinate with representatives of the business units to implement ICICI Bank's risk management methodologies. The Compliance Group reports to the Audit Committee of the Board.

Credit Risk

Credit risk is the risk that a borrower is unable to meet its financial obligations to the lender. All credit risk related aspects are governed by a Credit and Recovery policy, which is approved by our Board of Directors. The Credit and Recovery policy outlines the type of products that can be offered, customer categories, targeted customer profile and the credit approval process and limits.

In order to assess the credit risk associated with any corporate financing proposal, the Bank assesses a variety of risks related to the borrower and the relevant industry. The Bank has a structured and standardised credit approval process, which includes a well-established procedure of comprehensive credit appraisal and credit rating. The Bank has developed internal credit rating methodologies for rating obligors, which involves assessment of quantitative and qualitative parameters. In case of facilities backed by third party comforts such as corporate guarantees, letters of comfort, put option or shortfall undertaking, the rating of the borrower for such facilities is anchored to that of the comfort provider. The rating serves as a key input in the approval as well as post-approval credit processes. The Bank has a framework for conducting asset reviews. The risk based review framework outlines the review schedule to be a function of the rating and quantum of exposure as a result of which the asset quality reviews have to be done on quarterly, half-yearly or annual basis. Industry knowledge is constantly updated through field visits and interactions with clients, sector regulators and industry experts.

The Bank has a strong framework for the appraisal and execution of project finance transactions that involves a detailed evaluation of technical, commercial, financial, marketing and management factors and the sponsor's financial strength and experience. The Bank identifies the project risks, mitigating factors and residual risks associated with the project. As a part of the due diligence process, the Bank appoints consultants, including technical advisors, business analysts, legal counsel and insurance consultants, wherever considered necessary. Risk mitigating factors in these financings include creation of debt service reserves and channeling project revenues through a trust and retention account. The Bank's project finance loans are generally fully secured and have full recourse to the borrower. In some cases, the Bank also takes additional credit comforts such as corporate or personal guarantees from one or more sponsors of the project or a pledge of the sponsors' equity holding in the project company.

In case of retail loans, sourcing and approval are undertaken by independent groups. The Credit Risk Management Group has oversight on the credit risk issues for retail assets including vetting of all credit policies and operating notes proposed for approval by the Board of Directors or forums authorised by the Board. The Credit Risk Management Group is also involved in portfolio monitoring for all retail assets and suggesting and implementing policy changes. The Retail Credit and Policy Group is an independent unit which focuses on policy formulation and portfolio tracking and monitoring. This group also includes the Credit Administration Unit that services various retail business units for credit underwriting. In addition, there is also a Business Intelligence Unit to provide support for analytics, score card development and database management.

The credit officers evaluate retail credit proposals on the basis of the product policy vetted by the Credit Risk Management Group and approved by the Committee of Executive Directors. These criteria vary across product segments but typically include factors like the borrower's income, the loan-to-value ratio and demographic parameters. The technical valuations in case of residential mortgages are carried out by empanelled valuers or technical teams. External agencies such as field investigation agencies and credit processing agencies are used to facilitate a comprehensive due diligence process including visits to offices and homes in the case of loans to individual borrowers. Before disbursements are made, the credit officer checks a centralised delinquent database and reviews the borrower's profile. In making credit decisions, the

Bank also draws upon reports from credit information bureaus. The Bank also uses the services of certain fraud control agencies operating in India to check applications before disbursement.

In addition, the Credit Middle Office Group, the Treasury Control and Services Group and the Operations Group monitor operational adherence to regulations, policies and internal approvals. The Bank has centralised operations to manage operational risk in most back office processes of the Bank's retail loan business. The Bank has established the Financial Crime Prevention Group as a dedicated and independent group, handling the fraud prevention, detection, investigation, monitoring, reporting and awareness creation functions. The segregation of responsibilities and oversight by groups external to the business groups ensure adequate checks and balances.

The Bank's credit approval authorisation framework is laid down by the Board of Directors. Several levels of credit approval authorities have been established for corporate banking activities like the Credit Committee of the Board of Directors, the Committee of Executive Directors (COED), the Committee of Senior Management, the Committee of Executives (Credit) and the Regional Committee (Credit). The authorisation framework is risk based with lower rated borrowers and/or larger exposures being escalated to higher committees. Retail Credit Forums and Small Enterprise Group Forums have been created for approval of retail loans and credit facilities to small enterprises and agri based enterprises respectively. In addition, the Bank carries out programme lending which involves a cluster-based approach wherein a lending programme is implemented for a homogeneous group of individuals/business entities that comply with certain laid down parameterised norms. All such programmes and applicable limits are to be pre-approved by the COED. Individual executives have been delegated with powers in case of policy based retail products to approve financial assistance within the exposure limits set by our Board of Directors.

Market Risk

Market risk is the risk whereby movements in market factors such as foreign exchange rates, interest rates, credit spreads and equity prices reduce the Bank's income or the market value of its portfolios. Exposure to market risk is segregated into two portfolios-trading and structural banking books. Trading portfolios comprise positions arising from market making activity and trading on own account. Market risk on the trading portfolio is assessed and managed through measures such as price value of one basis point, value-at-risk, stop loss and net overnight open position limits. The structural banking book comprises the non-trading portfolio, which arises from management of the Bank's corporate and retail assets and liabilities, and available for sale and held to maturity positions. The risks associated with non-trading portfolios are measured through metrics such as duration of equity, earnings at risk and liquidity gap limits. The limits are stipulated in our Investment Policy, Asset Liability Management Policy and Derivatives Policy, which are reviewed and approved by the Board of Directors of the Bank.

The Asset Liability Management Committee (ALCO) comprises wholetime Directors and senior executives. The ALCO meets periodically to review the Bank's business profile, its impact on asset liability management and determines the asset liability management strategy in light of the current and expected business environment. The ALCO reviews positions of the trading groups and the interest rate and liquidity gap positions on the banking book. The ALCO also sets deposit and benchmark lending rates. The Market Risk Management Group recommends changes in risk policies and controls and the processes and methodologies for quantifying and assessing market risks. Risk limits including position limits and stop loss limits for the trading book are monitored by the Treasury Control & Services Group and reviewed periodically. Foreign exchange risk is monitored through the net overnight open position limit. Interest rate risk is measured through the use of re-pricing gap analysis and duration analysis. Interest rate risk is further monitored through interest rate risk limits approved by the ALCO.

The Bank uses various tools for measurement of liquidity risk including the statement of structural liquidity, dynamic liquidity gap statements, liquidity ratios and stress testing. The Bank maintains diverse sources of liquidity to facilitate flexibility in meeting funding requirements. Incremental operations in the domestic market are principally funded by accepting deposits from retail and corporate depositors. The deposits are augmented by borrowings in the short-term inter-bank market and through the issuance of bonds, including long-term bonds (for financing infrastructure projects and affordable housing). Loan maturities and sale of investments also provide liquidity. The Bank's international branches are primarily funded by debt capital market issuances, lines of financing from export credit agencies, syndicated loans, bilateral loans and bank lines, while its international subsidiaries raise deposits in their local markets.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people or systems, or from external events. Operational risk includes legal risk but excludes strategic and reputational risks. Operational risk is inherent in the Bank's business activities in both domestic as well as overseas operations and covers a wide spectrum of issues. Operational risk can result from a variety of factors, including (but not limited to) failure to obtain proper internal authorisations, improperly documented transactions, failure of operational and information security procedures, computer systems, software or equipment, fraud, inadequate training and employee errors. Operational risk in the Bank is managed through a comprehensive system of internal controls, systems and procedures to monitor transactions, key backup procedures and undertaking regular contingency planning. The control framework is designed based on categorisation of functions into front-office comprising business groups, middle office comprising credit and treasury middle offices, back-office comprising operations, corporate and support functions.

The Bank's operational risk management governance and framework is defined in the Operational Risk Management (ORM) Policy approved by the Board of Directors. The Policy is applicable across the Bank including overseas branches, ensuring a clear accountability and responsibility for management and mitigation of operational risk, developing a common understanding of operational risk and helping the business and operation groups to improve internal controls, thereby reducing the probability and potential impact of losses from operational risks. While the Policy provides a broad framework, detailed standard operating procedures for operational risk management processes have been established. The Bank has adopted the three lines of defence approach for management of operational risk within the Bank. The business, operation and support functions are responsible for managing the operational risks inherent in the products, processes, services and activities undertaken by them. A functionally independent Operational Risk Management Group (ORMG) is the second line of defence, complementing and challenging the business line's operational risk management activities. The ORMG is responsible for design, implementation and enhancement of operational risk management framework and to support business and operations groups in operational risk management on an on-going basis. The Internal Audit Department (IAD) is the third line of defence which undertakes an independent review of the first and second lines. The Operational risk management framework in the Bank comprises identification and assessment of risks and controls, new products and process approval framework, measurement through incidents and exposure reporting, monitoring through key risk indicators and mitigation through process and control enhancement and insurance. The objective of the Bank's operational risk management is to manage and control operational risks within targeted levels of operational risk consistent with the Bank's risk appetite as specified in the ORM Policy.

The Board level committees that undertake supervision and review of operational risk aspects are the Risk Committee, Fraud Monitoring Committee, Audit Committee and Information Technology Strategy Committee. The Bank has also constituted an Operational Risk Management Committee (ORMC) to oversee the operational risk management in the Bank. The ORM Policy specifies the composition, roles and responsibilities of the ORMC. Other executive level committees that oversee operational risk related aspects are Product and Process Approval Committee, Outsourcing Committee, Information Security Committee and Business Continuity Management Steering Committee.

Human Resources

In January 2015, the ICICI Group celebrated 60 years of service to the nation. This was a celebration of not only the spirit of ICICI as an institution but also of the work and efforts of the employees and leaders of the institution. The Bank appreciates that the professionalism, commitment and initiative shown by its employees have contributed to the organisation's growth and success. The Bank believes that its people are its true assets. The relationship the Bank and its employees share is characterised by the contribution the Bank makes into employees in terms of providing them with challenging roles and assignments, opportunities for personal growth, relevant and timely performance support, training and an enabling work environment. The Bank believes that good service is integral to the quality of business generated and when employees personally experience such service at work they would display the same towards the Bank's customers. This belief led to the launch of the Bank's *Saath Aapka* philosophy which was the Bank's promise to its employees, similar to its *Khayaal Aapka* philosophy towards its customers. Through *Saath Aapka*, the Bank has clearly articulated what employees can expect from it.

This year the Bank conducted the third Employee Alignment Survey (EAS), conducted since the launch of *Saath Aapka* in 2011, with 96% of eligible employees participating in the survey. The findings showed an upward shift in endorsement scores at an overall level as compared to the last survey. This indicates that employees across various roles, grades and demographic profiles have positively experienced the *Saath Aapka* proposition.

The Bank strongly believes in nurturing talent within the Bank. In line with this belief, the Bank has put in place several initiatives that focus on leadership and talent development across grades. The Bank has built a robust leadership bench not only at the senior management level but also for all critical positions up to the middle management level and frontline roles in sales, service & operations. The Bank has created a second line of leaders for all critical positions. This ensures managerial continuity and facilitates a long-term and steady association with customers. In a recent global survey called 'Top Companies for Leaders' conducted by AON Hewitt, the Bank was ranked among the top five organisations in the world, who invest time and effort in building a leadership pipeline across all levels. This ranking demonstrates the efficacy and robustness of the Bank's leadership identification and development processes.

The Bank continues to leverage its internal, role-linked and functional training academies to provide the requisite knowledge and skills to employees and enhancing the pool of suitable successors for critical roles. These academies provide banking knowledge with a focus on practical application. The Branch Banking Academy conducts the 'Branch Leadership Program' to train and certify eligible employees to assume leadership roles at branches. 'Skill through Drill', a 12-week audio-video based programme, is conducted for all branch employees to build skills in threshold service behaviours through regular practice and role plays. The 'STAR' (Sales Talent Acceleration and Recognition) programme, which was launched last year, continues to serve as a structured career progression plan for high performing sales personnel. Under this, high performing sales personnel are selected into the Probationary Officers' programme of the Bank. The STAR programme aims to inculcate strong relationship skills in the frontline managers in line with the Bank's philosophy of *Khayaal Aapka*. This year, the Bank has launched the Young Leaders Programme (YLP) to provide a structured career progression plan for high performing employees at the Assistant Manager grade. This programme is a one year residential course (jointly offered with NMIMS, a management institute in Mumbai) with six months of internship, which prepares employees for critical positions like credit manager, wealth manager and in branch banking roles.

The industry-academia programmes which include the Institute for Finance, Banking & Insurance (IFBI) for entry level jobs in customer service and operations for the banking and financial services sector; ICICI Bank Sales Academy for frontline customer acquisition roles; ICICI Manipal Academy (IMA) for entry level managerial roles and ICICI Business Leadership Programmes for roles in risk management, wholesale banking, treasury and IT, continue to provide pre-trained skilled manpower for specialised roles in the Bank. All these programmes have significant focus on skill building through practice sessions in classrooms as well as structured internship in the Bank's branches and offices. They provide inputs on the Bank's products, norms, IT systems, service philosophy and the regulatory guidelines, equipping the new employees with required knowledge and skills even before they join the Bank. The various industry-academia programmes serve the twin objectives of acculturation and ensuring first day-first hour productivity of the new hires. The 'young faculty immersion programme', which the Bank conducts for the faculty of ICICI Manipal Academy, also ensures that the faculty is sufficiently imbued with the Bank's culture and processes.

ICICI Bank has leveraged technology and used innovative methods to assist employees to serve the customers effectively. The Bank has deployed games and simulation based trainings to develop service and transaction processing skills in employees. Since the last few years, the Bank has implemented several real-time performance support tools for employees through the launch of 'Business Companion'. These are smart phone/tab based performance support tools for employees across business groups who are in the field and need real-time access to critical product and process related information. Easy access to such knowledge, while on the move, has helped relationship teams and operations groups to reduce rework and deliver superior service to its customers.

ICICI Bank has liberal leave policies which are aligned to various life stage needs of employees. Special holidays are given for adoption, childcare, fertility treatment and maternity in addition to privilege leave, casual leave and sick leave. It has also established a 24X7 emergency helpline to support employees and their family members. The Bank has launched a Quick Response Team (QRT) to respond to women employees if they are in distress while commuting. A QRT is a specially equipped vehicle which is provided with a GPS, a stretcher and fire extinguishers along with a team trained to deal with medical and personal safety related emergencies. ICICI Bank believes in the philosophy of being a caring meritocracy. The leaders in the Bank while being demanding on performance from colleagues, are also sensitised to be considerate towards the needs of team members. They should support their team members during difficult times and invest in developing capabilities within the team. Care and sensitivity are important behavioural characteristics that the Bank evaluates during the annual leadership potential assessment exercise. Care for customers and fellow colleagues, treating others with respect, dignity and empathy are important aspects of ICICI Bank's culture. The Bank ensures that all the employee policies and practices are underpinned by its philosophy of being a caring meritocracy.

Information Technology

ICICI Bank has always leveraged technology to deliver convenience to its customers. In line with its philosophy of *Khayaal Aapka*, the Bank has been offering innovative and cutting-edge products to its customers with the objective of enabling banking transactions at any time and from anywhere. The Bank's technology strategy has evolved in tune with the current consumer trends of social collaboration, mobility, cloud-based platforms and big data analytics. Digitisation and excellence in operations has been core to the Bank's strategy in providing convenience to customers. It has resulted in a reduction in turnaround time and extended benefits to the Bank's customers.

During fiscal 2015, the Bank launched a new redesigned website. The website has a responsive design to offer a seamless and customised experience across multiple devices, based on user behaviour and location. It also gives differential experience to different customer segments.

Taking forward the social media initiative, in addition to the banking platform on Facebook, the Bank launched an application on Twitter during fiscal 2015. This first-of-its-kind initiative in Asia enables customers to transfer funds while they are on Twitter. In line with the global trend of quick and easy payments, the Bank also launched India's first digital bank called Pockets, which allows any individual, and not necessarily a bank customer, to instantly activate the e-wallet to transfer funds to any e-mail id, mobile number, friends on Facebook and bank account. The e-wallet is among India's most comprehensive wallets, which can be used to pay on all websites and mobile apps in the country.

The Bank also launched mobility based solutions such as:

- **Insta Banking:** It enables customers to initiate transactions at any time through technology-based channels like internet and ATMS, up to seven days prior to visiting the branch;
- **mPassbook:** It helps customers to view recent savings, credit card and public provident fund account transactions on their mobile phone;
- **Video Banking:** It enables the Bank's Wealth and NRI customers to carry out a video chat with a customer-care executive;
- **iTrack:** It lets customers know the status of deliverables including cheque book, debit card/ATM card, bank statements which are dispatched by the Bank; and
- **iLoans:** Customers can check their loan details including the loan summary, loan statement, EMI schedule, interest certificate, etc. on their mobile phones.

The Bank extended its mobile platform to the customers in UK and Canada. It also extended i-Bizz, the current account mobility platform, to cash management services (CMS) and trade customers.

In addition, the Bank launched a range of products to offer more convenience to customers in the field of remittances. The list includes Express eTransfer through which customers can send money to any bank in India within four hours and Call2Remit for transfer of money anytime, anywhere by simply calling the Bank's 24X7 customer care centre. The Bank also deployed kiosks which offer remittance services to India from Bahrain and Singapore. This new channel for remittances to India capitalises upon an established base of third party self-service kiosks, thereby providing a wide reach of remittance touch points to customers.

The Bank has also introduced iSurePay across all ICICI Bank branches to provide benefits to customers and corporates. Now customers can make payments to educational institutions, insurance companies, municipalities and other aggregators on a real time basis. During the year, the Bank upgraded its treasury trading infrastructure to a state-of-the-art IP telephony based architecture. The Bank has also extensively enhanced its existing process of automation in the treasury business, enhancing market competitiveness as well as reducing trading risks.

Further, in line with the *Saath Aapka* philosophy, the Bank provides services to its employees through mobile applications thereby improving employee engagement and service levels. The Bank has also rolled out a comprehensive video platform iStudio for the purpose of multi-way conferencing, employee engagement and remote learning.

While supporting the needs of its customers, the Bank has enhanced its infrastructure by implementing state-of-the-art technologies for in-memory computing, infrastructure monitoring and data centre optimisation.

The Bank's efforts were recognised and appreciated by the Indian Banks' Association (IBA) at the IBA Banking Technology Awards 2015. ICICI Bank was adjudged the winner in six and the first runner-up in one category out of a total of eight categories for private sector banks. The Bank won the overall award of the 'Best Technology Bank of the Year'.

KEY SUBSIDIARIES

ICICI Prudential Life Insurance Company (ICICI Life)

ICICI Life enhanced its leadership among private players in terms of new business premium on a retail weighted basis, achieving a market share of over 11% in fiscal 2015. ICICI Life's total premium for fiscal 2015 was ₹ 153.07 billion and new business annualised premium equivalent premium was ₹ 47.44 billion. The profit after tax was ₹ 16.34 billion in fiscal 2015 compared to ₹ 15.67 billion in fiscal 2014. The in-force sum assured by ICICI Life, including the group insurance business, increased by 14.3% from ₹ 2,682.80 billion at March 31, 2014 to ₹ 3,065.31 billion at March 31, 2015. During the year, ICICI Life crossed the milestone of ₹ 1 trillion in assets under management (AUM). The embedded value on Indian Embedded Value (IEV) basis at March 31, 2015 was ₹ 137.21 billion.

ICICI Lombard General Insurance Company (ICICI General)

ICICI General's Gross Written Premium (GWP) was ₹ 69.14 billion in fiscal 2015. The company maintained its market leadership in the private sector with an overall share of 8.6% (excluding monoline companies). The company witnessed an increase in policy volumes by 24% from 11.2 million in FY2014 to 13.9 million in FY2015. ICICI General's profit before tax increased from ₹ 5.20 billion in FY2014 to ₹ 6.91 billion in FY2015. However, the increase in profit after tax was lower from ₹ 5.11 billion in FY2014 to ₹ 5.36 billion in FY2015, due to lower tax charge in FY2014 as a result of tax benefit on losses carried forward from earlier years.

ICICI Prudential Asset Management Company (AMC)

ICICI AMC had quarterly average assets under management of ₹ 1,485.60 billion for the quarter ended March 2015. The company increased its overall market share to 12.9% at March 31, 2015, with equity market share increasing from 11.1% at March 31, 2014 to 13.5% at March 31, 2015. The company won several awards for its fund performance including the 'Asia Asset Management Annual Best of the Best Awards 2014' for India's Best Fund House, the Outlook Money 2014 - Best Fund House Award and Money Today - FPCIL 2014 Best Debt Fund House Award. The profit after tax increased from ₹ 1.83 billion in fiscal 2014 to ₹ 2.47 billion in fiscal 2015.

ICICI Venture Funds Management Company (ICICI Venture)

ICICI Venture has established itself as one of India's most diversified alternative asset managers with a presence across private equity, real estate, infrastructure and special situations. During fiscal 2015, the special situations fund (AION) to which ICICI Venture is an advisor under a strategic alliance with a leading global company (Apollo Global Management, US) concluded its final closing at USD 825 million. AION is one of the largest India focused alternative funds ever raised from the global investor community. ICICI Venture's momentum of new investments and exits since 2009 was sustained during fiscal 2015 as well. ICICI Venture has concluded 45 exits worth about USD 1 billion since 2009 which is among the highest in the Indian market for this period. ICICI Venture achieved a profit after tax of ₹ 0.01 billion in fiscal 2015 compared to ₹ 0.33 billion in fiscal 2014.

ICICI Securities (I-Sec)

In fiscal 2015, ICICI Securities continued to expand its client base across various business segments, assisting its customers in meeting their financial goals by providing them with research, advisory and execution services. The company's client base comprises corporates, institutional investors and over 3.3 million retail customers. The company's was able to leverage its strong franchise to capitalise on the positive momentum in capital markets and achieve a consolidated profit after tax ₹ 2.94 billion in fiscal 2015 compared to ₹ 0.91 billion in fiscal 2014.

ICICI Securities Primary Dealership (I-Sec PD)

I-Sec PD maintained its leadership in auction bidding and underwriting as well as in the secondary market in Government securities. The Company also increased its outreach to the FII segment, generating significant amount of activity in both Government securities and corporate bonds. The Company is one of the fund managers managing the corpus belonging to Employees Provident Fund Organisation, India's largest retirement fund. The Company managed multiple corporate debt placements aggregating to ₹ 1,241.13 billion in fiscal 2015. The Company was adjudged as the 'Best Domestic Bond House' in India at The Asset Triple A Asian Awards 2014. I-Sec PD's profit after tax was ₹ 2.17 billion in fiscal 2015 compared to ₹ 1.22 billion in fiscal 2014.

ICICI Bank UK Plc (ICICI Bank UK)

ICICI Bank UK's profit after tax for fiscal 2015 was USD 18.3 million compared to USD 25.2 million in fiscal 2014. At March 31, 2015, ICICI Bank UK had total assets of USD 4.13 billion compared to USD 4.47 billion at March 31, 2014. It had a capital adequacy ratio of 19.2% at March 31, 2015 compared to 21.8% at March 31, 2014. During fiscal 2015, ICICI Bank UK repatriated USD 75 million of equity capital to ICICI Bank.

ICICI Bank Canada

ICICI Bank Canada's profit after tax for fiscal 2015 was CAD 33.7 million compared to CAD 48.3 million in fiscal 2014. At March 31, 2015, ICICI Bank Canada had total assets of CAD 5.9 billion compared to CAD 5.5 billion at March 31, 2014. ICICI Bank Canada had a capital adequacy ratio of 28.5% at March 31, 2015 compared to 29.7% at March 31, 2014. During fiscal 2015, ICICI Bank Canada repatriated CAD 80 million of equity capital to ICICI Bank.

CREDIT RATING

ICICI Bank's credit ratings by various agencies at March 31, 2015 are given below:

Rating Agency	Rating
ICRA Limited	[ICRA] AAA
Credit Analysis & Research Limited (CARE)	CARE AAA
CRISIL Limited	CRISIL AAA
Moody's Investors Service	Baa3[1]
Standard and Poor's (S&P)	BBB-[1]
Japan Credit Rating Agency (JCRA)	BBB+[1]

1. Senior foreign currency debt ratings

Vision

To be the leading provider of financial services in India and enhance our positioning among global banks through sustainable value creation.

Mission

To create value for our stakeholders by:

- being the financial services provider of first choice for our customers by delivering high quality, world-class products and services
- playing a proactive role in the full realisation of India's potential and contributing positively in all markets where we operate
- maintaining high standards of governance and ethics; and balancing growth, profitability and risk to deliver and sustain healthy returns on capital

Management's Discussion & Analysis

BUSINESS ENVIRONMENT

Global growth was 3.4% during calendar year (CY) 2014, similar to CY2013. Growth in the United States improved to 2.4% in CY2014 compared to 2.2% in CY2013. Growth in the Euro Area and Japan, however, continued to remain subdued. There was a slowdown in economic growth in emerging market economies. China's economy grew by 7.4% in CY2014 compared to 7.8% in CY2013. Monetary policies were divergent across economies during the year. While the United States withdrew quantitative easing in 2014, the Euro Zone and Japan expanded their monetary easing programmes. A key highlight during the year was the sharp decline in commodity prices, particularly of crude oil. The price of benchmark Brent crude fell from USD 108/barrel in the beginning of fiscal 2015 to USD 55/barrel by end-March 2015.

In India, the formation of a stable government with a strong electoral mandate in May 2014 led to an improvement in market sentiment. There was recovery in key economic parameters during the year. Economic growth improved, inflation moderated, the current account deficit and exchange rates remained stable and interest rates came down during the year. The corporate investment cycle continued to remain subdued; the focus remained on working towards cashflow generation from existing projects and addressing profitability and liquidity challenges in the corporate and SME sectors. The government has taken several steps to improve the operating environment and also announced several reforms. These measures are expected to positively influence economic conditions going forward.

In fiscal 2015, the Central Statistical Organisation (CSO) introduced a new methodology for calculation of Gross Domestic Product (GDP) and also revised the base year from fiscal 2005 to fiscal 2012. Notable changes in the methodology included replacing GDP at factor cost with GDP at market prices as the official GDP estimate. The sector-wise break-up of GDP is now represented by Gross Value Added (GVA) at market prices. As per the revised methodology, India's GDP grew by 7.4% during the first nine months of fiscal 2015 compared to a growth of 7.0% in the corresponding period of fiscal 2014. Private consumption recorded a growth of 5.4% and investments, as measured by gross fixed capital formation, grew by 3.9% during the first nine months of fiscal 2015, compared to a growth of 5.9% in private consumption and 4.7% in investments during the first nine months of fiscal 2014. Government expenditure grew by 9.7% during the first nine months of fiscal 2015 compared to an increase of 14.0% in the corresponding period of fiscal 2014. On GVA basis, the agriculture sector grew by 1.4%, industrial sector by 5.3% and services sector by 10.7% during the first nine months of fiscal 2015 compared to 3.4%, 4.6% and 10.0% respectively, in the corresponding period of fiscal 2014. As a proportion of GVA, agriculture comprised 17.2%, industry 31.7% and services 51.1% as per the revised estimates. The CSO has estimated GDP growth for fiscal 2015 at 7.4% compared to 6.9% in fiscal 2014 and 5.1% in fiscal 2013.

Inflation, measured by the Consumer Price Index (CPI), moderated sharply during fiscal 2015 partly supported by the drop in international crude oil prices. CPI, which was recalibrated to a new base year fiscal 2012 from the earlier base year fiscal 2010, eased from 8.3% in March 2014 to 5.2% in March 2015. Food inflation dropped from 8.6% in March 2014 to 6.2% in March 2015, housing inflation eased from 12.7% to 4.8%, and services inflation from 6.4% to 3.0% during the period. Core CPI inflation, excluding food and fuel, reduced significantly from 8.0% in March 2014 to 3.8% in March 2015. The average CPI inflation for fiscal 2015 was 6.0%.

In the first bi-monthly monetary policy review for fiscal 2015, the Reserve Bank of India (RBI) had articulated an inflation target of 8.0% by January 2015 and 6.0% by January 2016. During fiscal 2015, RBI remained focused on the inflation trend and accordingly the repo rate was kept unchanged at 8.0% during the first nine months of fiscal 2015. RBI announced a 25 basis points reduction in the repo rate from 8.0% to 7.75% on January 15, 2015 and another 25 basis points reduction to 7.50% on March 4, 2015. In March 2015, RBI entered into a monetary policy framework agreement with the Government of India wherein the RBI would pursue a target of bringing down the inflation level below 6.0% by January 2016 with the target for fiscal 2017 and all subsequent years set at 4.0% (with a band of +/- 2%). Further, RBI reduced the statutory liquidity ratio (SLR) by an aggregate 150 basis points from 23.0% to 21.5% during fiscal 2015, with 50 basis points reduction each in June 2014, August 2014 and February 2015. The ceiling for inclusion of government securities forming part of SLR in the held-to-maturity (HTM) category was reduced from 24.5% of net demand and time liabilities (NDTL) to 24.0% of NDTL in August 2014. In September 2014, RBI announced a further reduction in the ceiling on SLR securities under the HTM category to 22.0% of NDTL with a phased reduction of 50 basis points each in January 2015, April 2015, July 2015 and September 2015. RBI continued to reduce the access of banks to the Liquidity Adjustment Facility (LAF) window. On April 1, 2014, access to liquidity through LAF was reduced from 0.50% of NDTL to 0.25% of NDTL. Correspondingly, liquidity through 7-day and 14-day term repos was increased from 0.50% of NDTL to 0.75% of NDTL.

Indian equity markets saw significant gains during fiscal 2015 supported by positive developments in the domestic environment. The benchmark equity index, the S&P BSE Sensex, increased by 24.9% during fiscal 2015, rising from 22,386 at March 31, 2014 to 27,957 at March 31, 2015. As per the Securities and Exchange Board of India (SEBI), Foreign Institutional Investment (FII) flows were significantly higher in fiscal 2015 with net inflows of around USD 45.06 billion compared to a net inflow of USD 9.07 billion during fiscal 2014. There was a net inflow of USD 18.07 billion in equity markets and USD 26.99 billion in debt markets during fiscal 2015. Foreign Direct Investment (FDI) improved to USD 24.63 billion during the first nine months of fiscal 2015 compared to USD 20.98 billion during the corresponding period of fiscal 2014, while External Commercial Borrowings (ECBs) moderated to USD 4.19 billion during the first nine months of fiscal 2015 compared to USD 5.81 billion during the corresponding period of fiscal 2014.

India's current account deficit remained stable at 1.6% of GDP during the first nine months of fiscal 2015 compared to a deficit of 1.7% of GDP during the corresponding period in fiscal 2014. However, during fiscal 2015, exports remained weak and declined by 1.2% while imports declined by 0.6%. The rupee depreciated by 4.2% during fiscal 2015 from ₹ 60.1 per US dollar at end-March 2014 to ₹ 62.6 per US dollar at end-March 2015 partly owing to a strengthening of the US dollar against major currencies.

During fiscal 2015, the government took a number of initiatives including enhancing the foreign investment limit in defence, railways and insurance sectors; fuel subsidy reforms in terms of deregulation of diesel prices, review of gas pricing and direct transfer of LPG subsidies into the beneficiaries' accounts; improving access to long-term financing for infrastructure projects; and auction of coal mines and spectrum. A comprehensive financial inclusion scheme, the Pradhan Mantri Jan-Dhan Yojana, was launched in August 2014 with the objective of opening a bank account for every household in the country. Between August 2014 and March 2015, banks opened 147.2 million basic savings accounts. In the Union Budget for fiscal 2016, announced on February 28, 2015, key measures included an increase in capital expenditure during fiscal 2016, formulating a plug-and-play model for awarding long-term projects, proposing reduction in the corporate tax rate from 30.0% to 25.0% over the next four years along with rationalisation of exemptions and setting a target for the Goods & Services Tax (GST) regime to be implemented from April 1, 2016. The government has set a fiscal deficit target of 3.9% in fiscal 2016, 3.5% in fiscal 2017 and 3.0% by fiscal 2018.

With regard to trends in banking, non-food credit growth remained subdued during fiscal 2015. Credit growth remained in the range of 10-11% for most part of the year, before increasing to 13.2% year-on-year at April 3, 2015 compared to 13.8% at April 4, 2014. Based on sector-wise credit data available as of March 20, 2015, year-on-year growth in credit to agriculture was 15.0%, industry was 5.6% and services sector was 5.6%, while retail loan growth was 15.4%. Deposit growth slowed down from 14.6% at April 4, 2014 to 12.8% year-on-year at April 3, 2015. Demand deposit growth remained volatile during the year, before increasing sharply to 25.0% year-on-year at April 3, 2015 compared to 14.3% at April 4, 2014.

First year retail premium underwritten in the life insurance sector (on weighted received premium basis) was ₹ 335.09 billion during April 2014-February 2015 compared to ₹ 388.29 billion in April 2013-February 2014. Gross premium of the non-life insurance sector (excluding specialised insurance institutions) grew by 10.1% to ₹ 721.90 billion during April 2014-February 2015 from ₹ 655.63 billion during April 2013-February 2014. The average assets under management of mutual funds increased by 31.4% from ₹ 9,045.49 billion in March 2014 to ₹ 11,886.90 billion in March 2015.

Some key regulatory measures announced since April 2014 (through April 30, 2015) were:

- In April 2014, RBI granted 'in-principle' license to two new banks under the guidelines on licensing of new private sector banks. Further, in November 2014, RBI issued guidelines on licensing of payments banks and small finance banks. The minimum capital requirement for both types banks is ₹ 1.00 billion, of which the promoters' initial minimum contribution would be at least 40.0% with a lock-in period of five years. According to the guidelines, payments banks are permitted to accept only demand deposits not exceeding ₹ 100,000 per individual customer, required to invest 75.0% of deposits in government securities of up to one year maturity and are allowed to sell credit products of other banks as business correspondents. Small finance banks can provide all basic banking products with at least 50.0% of their portfolio constituting loans up to ₹ 2.5 million and must meet a priority sector lending requirement of 75.0% of adjusted net bank credit. 41 applications for payment bank licenses and 72 applications for small finance bank licenses were submitted by the prescribed deadline for such applications;

- In May 2014, RBI issued guidelines instructing banks not to charge foreclosure charges or pre-payment penalties on floating rate term loans. Banks were also directed not to levy penal charges for non-maintenance of minimum balance in non-operative accounts;
- In May 2014, RBI allowed banks to include the outstanding mandated investments in government funds like Rural Infrastructure Development Fund at March 31 of the fiscal year in indirect agriculture lending and overall priority sector lending. Also, such investments at March 31 of the preceding year were required to be included in the adjusted net bank credit for determining priority sector lending requirements;
- In May 2014, the working group of the Financial Stability & Development Council released its report on Resolution Regime for Financial Institutions. The report recommends setting up of an independent Financial Resolution Authority which would be responsible for implementation of the resolution framework in coordination with respective financial sector regulators. The framework identifies a set of tools like liquidation, purchase & assumption and bail-in which involve converting existing creditors into shareholders and temporary public ownership. In case of financial institutions under distress and deemed to be systemically important, government taking control of the financial institution can be the last option for resolution when all other options fail;
- In May 2014, the RBI released the report of the Committee to Review Governance of Boards of Banks in India. The committee recommended a new governance structure for public sector banks and a reduction in the government's stake in public sector banks to less than 50%. It proposed a phased transition towards empowering the boards of public sector banks which would eventually lead to the government only acting as an investor rather than exercising ownership functions. With respect to governance in private sector banks, the committee proposed creation of Authorised Bank Investors comprising funds that would be permitted to hold 20% equity stake without regulatory approval (15% if they were to have a seat on the bank's board). Also, other financial investors would be permitted to hold equity stake of up to 10% compared to the current limit of 5.0%;
- In June 2014, RBI issued final guidelines on the Liquidity Coverage Ratio (LCR), a ratio of the stock of high quality liquid assets (HQLA) to the total net cash outflows over the next 30 calendar days. These guidelines are applicable from January 1, 2015 starting with a minimum LCR requirement of 60.0%, increasing in a phased manner to 100.0% from January 1, 2019. RBI has also defined categories of assets qualifying as high quality liquid assets. In September 2014, RBI allowed banks to include SLR securities up to 5.0% of net demand and time liabilities as HQLA in the computation of the LCR. Further, as per guidelines issued on liquidity standards in November 2014, RBI allowed banks to avail a special liquidity facility against the SLR securities forming part of HQLA called Facility to Avail Liquidity for Liquidity Coverage Ratio (FALLCR);
- In June 2014, RBI permitted banks to engage non-deposit taking NBFCs as business correspondents. It also removed the distance criteria that business correspondents should operate within 30 kms of a base branch;
- In July 2014, RBI allowed banks to issue long-term bonds for financing infrastructure projects and low-cost housing. These bonds have a minimum maturity of seven years and are exempted from reserve requirements like Cash Reserve Ratio (CRR) and SLR, and are also permitted to be deducted from adjusted net bank credit for the purpose of priority sector lending targets. Further, as per revised guidelines on priority sector lending issued by RBI in April 2015, banks can either include loans backed by long term bonds under priority sector lending or take the benefit of exemption from adjusted net bank credit, but not both;
- In July 2014, RBI issued guidelines permitting banks to structure long-term project loans to infrastructure and other core industries, with the intent of refinancing these loans at periodic intervals without such refinancing being considered as restructuring. Such loans may have tenors linked to the economic life of the project and can extend up to 25 years. The amortisation schedule of the loans can be modified once during the course of the loan without classifying them as restructured loans provided they meet certain specific requirements like being a standard asset with no loss on the net present value and the debt amortisation being scheduled within 85% of the economic life of the project. Further, in December 2014, RBI permitted flexible structuring of loans for existing project loans to infrastructure and other core industries subject to certain conditions;
- In July 2014, RBI issued the final framework on capital surcharge for Domestic Systemically Important Banks (D-SIBs). D-SIBs are banks which, due to their size, cross-jurisdictional activities, complexity, lack of substitutability and inter-connectedness, become systemically important and their disorderly failure has the potential to cause significant

disruption to the essential services they provide to the banking system, and in turn, to the overall economic activity. The higher capital requirements applicable to D-SIBs would be implemented in a phased manner from April 2016 to April 2019. D-SIBs would be required to have additional Core Equity Tier 1 (CET1) capital ranging from 0.2% to 0.8% of risk-weighted assets. The names of the banks classified as D-SIBs will be disclosed in the month of August every year starting from fiscal 2016;

- In August 2014, RBI issued guidelines with regard to refinancing of existing project loans. According to the guidelines, banks are permitted to refinance such loans by way of full or partial take-out financing, even without a pre-determined agreement with other banks, without such refinancing being considered as restructuring. In case of partial take-out financing, a minimum 25.0% of the outstanding loan by value must be taken over by the new set of lenders from the existing lenders as against the earlier requirement of 50.0%. Also, the total exposure of all institutional lenders to such projects must be at least ₹ 10.00 billion. This facility would be available only once during the life of the project loan;
- In August 2014, RBI issued guidelines allowing banks to fund project cost overruns arising on account of extension of the date of commencement of commercial operations, without treating them as restructured assets. According to the guidelines, such funding would be allowed provided certain conditions are fulfilled including the condition that there is no change in the debt equity ratio as agreed initially, disbursement of funds commences only after the promoters bring in their share of funds, and funding for financing project cost overruns excluding interest costs is limited to 10% of the original project cost;
- In August 2014, RBI released a draft charter of customer rights which comprises five basic customer rights and the responsibilities of financial service providers. The customer rights include: fair treatment; transparency, fair & honest dealing; suitability of products being offered; privacy; and grievance redressal & compensation. The charter envisages a common financial industry supported portal to enable customers to compare products and prices;
- In August 2014, RBI issued instructions reducing the number of free transactions at ATMs for savings account holders. Free transactions at ATMs of other banks were reduced from five to three per month. This reduction is applicable only at ATMs located in metropolitan cities. For transactions by customers at their own bank ATMs, a bank is required to provide at least five free transactions, beyond which banks may levy transaction charges;
- In September 2014, RBI issued amendments to the implementation of Basel III capital regulations. The changes in the regulations include re-introduction of temporary write-down features for non-equity capital instruments, reduction in the minimum period for exercise of call option on perpetual debt instruments from 10 years to five years, reduction in the maturity period for Tier 2 capital instruments from 10 years to five years and removal of limits on recognition of non-equity capital instruments in the computation of Tier 1 and Tier 2 capital. Further the guidelines permit banks to issue capital instruments to retail investors subject to approval of their boards and adherence to investor protection requirements;
- In November 2014, RBI issued guidelines for implementation of the Bharat Bill Payment System (BBPS), aimed at creating an integrated bill payment system in the country. The system would offer an interoperable and accessible bill payment service through a network of agents and enable multiple payment modes. Banks can also participate subject to prior approval from RBI;
- In January 2015, RBI revised the guidelines on the methodology for calculation of the base rate. According to the notification, banks will have the freedom to calculate cost of funds either on the basis of average cost of funds or on the basis of marginal cost of funds or any other methodology which is reasonable and transparent. In case the card rate for deposits of one or more tenor is the basis for calculation, the deposits in the chosen tenors should have the largest share in the deposit base of the bank. Further, banks are required to review the methodology every three years against the earlier period of five years. In April 2015, in the Annual Monetary Policy Statement for fiscal 2016, RBI indicated that banks will be encouraged to calculate cost of funds on the basis of marginal cost of funds;
- In January 2015, RBI issued a revised leverage ratio framework. Leverage ratio is calculated as the ratio of Tier 1 capital and total exposure. As per the guidelines, exposure towards off-balance sheet items will be converted into credit exposure equivalents by multiplying with the credit conversion factors (CCF) used in the standardised approach. Unconditionally cancellable undrawn commitments receive a CCF of 10%. RBI will monitor banks on an indicative leverage ratio of 4.5% till the final ratio is stipulated by the Basel Committee by end-2017. The framework is effective from April 1, 2015;

- In February 2015, RBI issued final guidelines on implementation of the Counter Cyclical Capital Buffer (CCCB) which proposes higher capital requirements for banks ranging from 0% to 2.5% of risk-weighted assets, during periods of high economic growth. The capital requirement would be determined based on certain triggers such as deviation of the credit-to-GDP ratio from its long-term average and other indicators. While the framework is effective, banks would be required to comply with the CCCB requirement only when activated. RBI has stated that circumstances currently do not warrant activation of CCCB;
- In March 2015, RBI issued amendments to prudential guidelines on capital adequacy and liquidity standards to align them with internationally agreed standards. In this regard, the risk weight of 1111% applicable earlier for certain exposures was revised to 1250%. These guidelines are effective from April 1, 2015;
- In March 2015, RBI issued guidelines regarding sale of non-performing assets (NPAs) to securitisation and reconstruction companies. RBI permitted banks to reverse the excess provision arising out of sale of NPAs at a value higher than the net book value to the profit and loss account;
- In March 2015, RBI released a discussion paper on the large exposures framework and enhancing credit supply through market mechanism. The framework proposes a limit of 25.0% of the eligible capital base in respect of exposures to each counterparty, which will include a group of connected counterparties. The group will be identified on the basis of economic interdependence and the eligible capital base is defined as the Tier 1 capital of the bank as against the current norm of capital funds;
- In March 2015, the Parliament approved amendments to legislation governing the insurance sector, which, inter alia, raised the foreign shareholding limit in insurance companies from 26% to 49%, while requiring the companies to be Indian owned and controlled;
- In March 2015, the Insurance Regulatory and Development Authority of India released draft regulations regarding registration of corporate agents. As per the draft guidelines, registered corporate agents, including banks, will have to sell insurance products of at least two insurers with a maximum cap of three insurers. Business sourced for a single insurer as a proportion of the total insurance business sourced by the agent would have to be reduced in a phased manner to 50% over four years. The above requirement would be applied separately for life, non-life and health insurance. Only a single corporate agent registration would be allowed for a business group as a whole. Further, corporate agents would not be allowed to sell group products offered by the insurers; and
- In April 2015, RBI issued revised guidelines on priority sector lending, based on the report of the internal working group set up to revisit priority sector lending. As per the guidelines, the overall target for priority sector lending would continue to be 40% of adjusted net bank credit; sub-targets for direct and indirect lending to agriculture were combined; and sub-targets of 8.0% for lending to small & marginal farmers and 7.5% lending target to micro-enterprises were introduced. These sub-targets are to be achieved in a phased manner by March 2017. Sectors qualifying for priority sector lending have been broadened to include medium enterprises, social infrastructure and renewable energy. Priority sector lending achievement would be evaluated on a quarterly average basis from fiscal 2017.

STANDALONE FINANCIALS AS PER INDIAN GAAP

Summary

Profit after tax increased by 13.9% from ₹ 98.10 billion in fiscal 2014 to ₹ 111.75 billion in fiscal 2015. The increase in profit after tax was mainly due to a 15.6% increase in net interest income and a 16.8% increase in non-interest income offset, in part, by a 11.5% increase in non-interest expenses and a 48.5% increase in provisions and contingencies (excluding provisions for tax).

Net interest income increased by 15.6% from ₹ 164.75 billion in fiscal 2014 to ₹ 190.40 billion in fiscal 2015, reflecting an increase of 15 basis points in net interest margin and an increase of 10.6% in average interest-earning assets.

Non-interest income increased by 16.8% from ₹ 104.28 billion in fiscal 2014 to ₹ 121.76 billion in fiscal 2015. The increase in non-interest income was primarily due to a gain of ₹ 16.93 billion from treasury-related activities in fiscal 2015 compared to a gain of ₹ 10.17 billion in fiscal 2014 and a 20.3% increase in dividend income from subsidiaries from



₹ 12.96 billion in fiscal 2014 to ₹ 15.59 billion in fiscal 2015. Fee income increased by 6.8% from ₹ 77.58 billion in fiscal 2014 to ₹ 82.87 billion in fiscal 2015.

Non-interest expenses increased by 11.5% from ₹ 103.09 billion in fiscal 2014 to ₹ 114.96 billion in fiscal 2015 primarily due to an increase in other administrative expenses. Provisions and contingencies (excluding provisions for tax) increased by 48.5% from ₹ 26.26 billion in fiscal 2014 to ₹ 39.00 billion in fiscal 2015. The increase in provisions and contingencies (excluding provisions for tax) was primarily due to additions to non-performing assets (including slippages from the restructured asset portfolio) and restructured loans.

Total assets increased by 8.7% from ₹ 5,946.42 billion at March 31, 2014 to ₹ 6,461.29 billion at March 31, 2015. Total deposits increased by 8.9% from ₹ 3,319.14 billion at March 31, 2014 to ₹ 3,615.63 billion at March 31, 2015. Savings account deposits increased by 15.9% from ₹ 991.33 billion at March 31, 2014 to ₹ 1,148.60 billion at March 31, 2015. Current account deposits increased by 14.5% from ₹ 432.45 billion at March 31, 2014 to ₹ 495.20 billion at March 31, 2015. Term deposits increased by 4.0% from ₹ 1,895.35 billion at March 31, 2014 to ₹ 1,971.83 billion at March 31, 2015. The current and savings account (CASA) ratio was 45.5% at March 31, 2015 compared to 42.9% at March 31, 2014. Total advances increased by 14.4% from ₹ 3,387.03 billion at March 31, 2014 to ₹ 3,875.22 billion at March 31, 2015 primarily due to an increase in domestic advances. The net NPA ratio increased from 0.82% at March 31, 2014 to 1.40% at March 31, 2015.

The Bank continued to expand its branch network in India. The branch network of the Bank in India increased from 3,753 branches at March 31, 2014 to 4,050 branches at March 31, 2015. The ATM network of the Bank increased from 11,315 ATMs at March 31, 2014 to 12,451 ATMs at March 31, 2015.

The Bank is subject to the Basel III capital adequacy guidelines stipulated by RBI. The total capital adequacy ratio of the Bank at March 31, 2015 in accordance with RBI guidelines on Basel III was 17.02% with a Tier-1 capital adequacy ratio of 12.78% as compared to 17.70% at March 31, 2014 with a Tier-1 capital adequacy ratio of 12.78%.

Operating results data

The following table sets forth, for the periods indicated, the operating results data.

₹ in billion, except percentages

Particulars	Fiscal 2014	**Fiscal 2015**	% change
Interest income	₹ 441.78	**₹ 490.92**	11.1%
Interest expense	277.03	**300.52**	8.5
Net interest income	**164.75**	**190.40**	**15.6**
Non-interest income			
- Fee income[1]	77.58	**82.87**	6.8
- Treasury income	10.17	**16.93**	66.5
- Dividend from subsidiaries	12.96	**15.59**	20.3
- Other income (including lease income)[2]	3.57	**6.37**	78.4
Operating income	**269.03**	**312.16**	**16.0**
Operating expenses	103.09	**114.96**	11.5
Operating profit	**165.94**	**197.20**	**18.8**
Provisions, net of write-backs	26.26	**39.00**	48.5
Profit before tax	**139.68**	**158.20**	**13.3**
Tax, including deferred tax	41.58	**46.45**	11.7
Profit after tax	**₹ 98.10**	**₹ 111.75**	**13.9%**

1. *Includes merchant foreign exchange income and margin on customer derivative transactions.*
2. *Includes exchange gains related to overseas operations.*
3. *All amounts have been rounded off to the nearest ₹ 10.0 million.*
4. *Prior period figures have been re-grouped/re-arranged, where necessary.*

Key ratios

The following table sets forth, for the periods indicated, the key financial ratios.

Particulars	Fiscal 2014	**Fiscal 2015**
Return on average equity (%)[1]	13.73	**14.32**
Return on average assets (%)[2]	1.76	**1.86**
Earnings per share (₹)[3]	17.00	**19.32**
Book value per share (₹)	126.80	**138.74**
Fee to income (%)	28.87	**26.55**
Cost to income (%)[4]	38.25	**36.83**

1. *Return on average equity is the ratio of the net profit after tax to the quarterly average equity share capital and reserves.*
2. *Return on average assets is the ratio of net profit after tax to average assets.*
3. *The shareholders of the Bank have approved the sub-division of one equity share of ₹ 10 into five equity shares having a face value of ₹ 2 each. The record date for the sub-division was December 5, 2014. Face value and number of shares have been re-stated and related ratios recomputed for all the previous periods presented to reflect the sub-division.*
4. *Cost represents operating expense. Income represents net interest income and non-interest income.*

Net interest income and spread analysis

The following table sets forth, for the periods indicated, the net interest income and spread analysis.

₹ in billion, except percentages

	Fiscal 2014	**Fiscal 2015**	% change
Interest income	₹ 441.78	**₹ 490.92**	11.1%
Interest expense	277.03	**300.52**	8.5
Net interest income	**164.75**	**190.40**	**15.6**
Average interest-earning assets[1]	4,951.57	**5,476.64**	10.6
Average interest-bearing liabilities[1]	₹ 4,462.54	**₹ 4,870.63**	9.1%
Net interest margin	3.33%	**3.48%**	–
Average yield	8.92%	**8.96%**	–
Average cost of funds	6.21%	**6.17%**	–
Interest spread	2.71%	**2.79%**	–

1. *Average balances are the averages of daily balances, except averages of the foreign branches which were calculated for RBI reporting days and at month-end till September 2014. From October 2014, averages of the foreign branches are averages of daily balances.*
2. *All amounts have been rounded off to the nearest ₹ 10.0 million.*

Net interest income increased by 15.6% from ₹ 164.75 billion in fiscal 2014 to ₹ 190.40 billion in fiscal 2015 reflecting an increase in the net interest margin from 3.33% in fiscal 2014 to 3.48% in fiscal 2015 and a 10.6% increase in the average volume of interest-earning assets.

The yield on interest-earning assets increased from 8.92% in fiscal 2014 to 8.96% in fiscal 2015 and cost of funds decreased from 6.21% in fiscal 2014 to 6.17% in fiscal 2015. The interest spread increased from 2.71% in fiscal 2014 to 2.79% in fiscal 2015. The net interest margin increased from 3.33% in fiscal 2014 to 3.48% in fiscal 2015.

The net interest margin of domestic operations increased from 3.68% for fiscal 2014 to 3.90% for fiscal 2015 primarily due to an increase in the yield on interest-earning assets and a decrease in cost of funds. The yield on interest-earning assets increased primarily due to an increase in the yield on statutory liquidity ratio (SLR) investments and other interest-earning assets, offset, in part by a decrease in the yield on advances and non-SLR investments. The cost of funds decreased primarily due to a decrease in the cost of deposits, offset, in part by an increase in cost of borrowings.

The net interest margin of overseas branches decreased from 1.71% for fiscal 2014 to 1.65% for fiscal 2015 primarily on account of a decrease in the yield on interest-earning assets.

The following table sets forth, for the periods indicated, the trend in yield, cost, spread and margin.

	Fiscal 2014	**Fiscal 2015**
Yield on interest-earning assets	**8.92%**	**8.96%**
- On advances	10.00	**9.95**
- On investments	7.48	**7.47**
- On SLR investments	*7.83*	***8.01***
- On other investments	*6.89*	***6.60***
- On other interest-earning assets	4.55	**5.08**
Cost of interest-bearing liabilities	**6.21**	**6.17**
- Cost of deposits	6.11	**6.18**
- Current and savings account (CASA) deposits	*2.99*	***3.00***
- Term deposits	*8.15*	***8.25***
- Cost of borrowings	6.39	**6.16**
Interest spread	**2.71**	**2.79**
Net interest margin	**3.33%**	**3.48%**

The yield on average interest-earning assets increased by 4 basis points from 8.92% in fiscal 2014 to 8.96% in fiscal 2015 primarily due to an increase in the yield on SLR investments and other interest-earning assets offset, in part, by a decrease in yield on non-SLR investments and advances.

- The yield on SLR investments increased from 7.83% in fiscal 2014 to 8.01% in fiscal 2015 primarily due to purchase of medium tenor securities at higher yields in the held-to-maturity (HTM) category, maturity/sale of lower-yielding shorter tenor securities during the year and re-set of coupons on floating rate bonds at a higher yield as compared to fiscal 2014.
- The yield on other interest-earning assets increased from 4.55% in fiscal 2014 to 5.08% in fiscal 2015.

  Interest on income tax refund was higher at ₹ 2.71 billion in fiscal 2015 compared to ₹ 1.82 billion in fiscal 2014. The receipt, amount and timing of such income depend on the nature and timing of determinations by tax authorities and are neither consistent nor predictable.

  The above factors were offset, in part, by a decrease in the following:

- The yield on average advances decreased by 5 basis points from 10.00% in fiscal 2014 to 9.95% in fiscal 2015 primarily due to a decrease in the yield on both domestic and overseas advances, offset, in part, by a change in the mix of domestic and overseas advances in favour of higher yielding domestic advances.

  RBI reduced the repo rate by 50 basis points from 8.00% to 7.50% in two phases on January 15, 2015 and March 4, 2015. The Bank reduced its base rate by 25 basis points to 9.75% with effect from April 10, 2015. The impact of this decrease will reflect in the yield on advances in fiscal 2016.

- The yield on non-SLR investments decreased from 6.89% in fiscal 2014 to 6.60% in fiscal 2015 primarily due to decrease in yield on pass through certificates (PTCs) and higher investment in lower yielding Rural Infrastructure Development Fund (RIDF) and other related investments.

The cost of funds decreased by 4 basis points from 6.21% in fiscal 2014 to 6.17% in fiscal 2015 primarily due to a decrease in the cost of borrowings, offset, in part by an increase in the cost of deposits.

- The cost of borrowings decreased by 23 basis points from 6.39% in fiscal 2014 to 6.16% in fiscal 2015 primarily due to an increase in foreign currency bond borrowings and term borrowings which are lower cost, offset, in part by an increase in the cost of refinance borrowings.
- The cost of average deposits increased by 7 basis points from 6.11% in fiscal 2014 to 6.18% in fiscal 2015 primarily due to an increase in cost of average term deposits by 10 basis points from 8.15% in fiscal 2014 to 8.25% in fiscal 2015. The cost of both domestic and overseas term deposits declined. However, the cost of term deposits increased due to a decrease in the proportion of overseas term deposits, which are lower cost, in total term deposits.

The following table sets forth, for the period indicated, the trend in average interest-earning assets and average interest-bearing liabilities:

₹ in billion, except percentages

	Fiscal 2014	**Fiscal 2015**	% change
Advances	₹ 3,144.21	**₹ 3,579.93**	13.9%
Interest-earning investments	1,544.96	**1,598.33**	3.5
Other interest-earning assets	262.40	**298.38**	13.7
Total interest-earning assets	**4,951.57**	**5,476.64**	**10.6**
Deposits	2,922.42	**3,285.52**	12.4
Borrowings[1]	1,540.12	**1,585.11**	2.9
Total interest-bearing liabilities	**₹ 4,462.54**	**₹ 4,870.63**	**9.1%**

1. *Borrowings exclude preference share capital.*
2. *Average investments and average borrowings include average short-term repurchase transactions.*
3. *Average balances are the averages of daily balances, except averages of the foreign branches which were calculated at RBI reporting days and at month-end till September 2014. From October 2014, averages of the foreign branches are averages of daily balances.*
4. *All amounts have been rounded off to the nearest ₹ 10.0 million.*

The average volume of interest-earning assets increased by 10.6% from ₹ 4,951.57 billion in fiscal 2014 to ₹ 5,476.64 billion in fiscal 2015. The increase in average interest-earning assets was primarily on account of an increase in average advances by ₹ 435.72 billion and average interest-earning investments by ₹ 53.37 billion.

Average advances increased by 13.9% from ₹ 3,144.21 billion in fiscal 2014 to ₹ 3,579.93 billion in fiscal 2015, on account of an increase in domestic advances.

Average interest-earning investments increased by 3.5% from ₹ 1,544.96 billion in fiscal 2014 to ₹ 1,598.33 billion in fiscal 2015, primarily due to an increase in average SLR investments by 2.9% from ₹ 964.73 billion in fiscal 2014 to ₹ 992.42 billion in fiscal 2015. Average non-SLR investments increased by 4.4% from ₹ 580.23 billion in fiscal 2014 to ₹ 605.91 billion in fiscal 2015 primarily due to an increase in PTCs and RIDF & other related investments, offset, in part, by a decrease in certificates of deposits and bonds & debentures. Interest-earning non-SLR investments primarily include investments in corporate bonds & debentures, certificates of deposits, commercial paper, RIDF & related investments and investments in liquid mutual funds.

Average interest-bearing liabilities increased by 9.1% from ₹ 4,462.54 billion in fiscal 2014 to ₹ 4,870.63 billion in fiscal 2015 on account of an increase of ₹ 363.10 billion in average deposits and an increase of ₹ 44.99 billion in average borrowings. The ratio of average CASA deposits to average deposits was at 39.5% in fiscal 2015 compared to 39.4% in fiscal 2014.

Non-interest income

The following tables set forth, for the periods indicated, the principal components of non-interest income.

₹ in billion, except percentages

Particulars	Fiscal 2014	**Fiscal 2015**	% change
Fee income[1]	₹ 77.58	**₹ 82.87**	6.8%
Income from treasury-related activities	10.17	**16.93**	66.5
Dividend from subsidiaries	12.96	**15.59**	20.3
Other income (including lease income)[2]	3.57	**6.37**	78.4
Total non-interest income	**₹ 104.28**	**₹ 121.76**	**16.8%**

1. *Includes merchant foreign exchange income and income on customer derivative transactions.*
2. *Includes exchange gains related to overseas operations.*
3. *All amounts have been rounded off to the nearest ₹ 10.0 million.*

Non-interest income primarily includes fee and commission income, income from treasury-related activities, dividend from subsidiaries and other income including lease income. The non-interest income increased by 16.8% from ₹ 104.28 billion in fiscal 2014 to ₹ 121.76 billion in fiscal 2015.

Fee income

Fee income primarily includes fees from corporate clients such as loan processing fees and transaction banking fees and fees from retail customers such as loan processing fees, fees from credit cards business, account servicing charges and third party referral fees.

Fee income increased by 6.8% from ₹ 77.58 billion in fiscal 2014 to ₹ 82.87 billion in fiscal 2015 primarily due to an increase in income from transaction banking fees, third party referral fees and commercial banking fees, offset, in part by a decrease in merchant foreign exchange income and income on customer derivative transactions and lending linked fees.

Profit/(loss) on treasury-related activities (net)

Income from treasury-related activities includes income from sale of investments and revaluation of investments on account of changes in unrealised profit/(loss) in the fixed income, equity and preference share portfolio, units of venture funds and security receipts issued by asset reconstruction companies.

Profit from treasury-related activities increased from ₹ 10.17 billion in fiscal 2014 to ₹ 16.93 billion in fiscal 2015 primarily due to higher gains on government securities and other fixed income positions and realised gains on equity and preference share investments, offset, in part, by lower gains on security receipts.

Dividend from subsidiaries

Dividend from subsidiaries increased by 20.3% from ₹ 12.96 billion in fiscal 2014 to ₹ 15.59 billion in fiscal 2015. Dividend from subsidiaries in fiscal 2015 primarily included dividend of ₹ 6.17 billion from ICICI Prudential Life Insurance Company Limited, ₹ 1.87 billion from ICICI Bank UK, ₹ 1.86 billion from ICICI Securities Limited and ₹ 1.61 billion from ICICI Home Finance Company Limited. Dividend from subsidiaries amounting to ₹ 12.96 billion in fiscal 2014 primarily included dividend of ₹ 6.90 billion from ICICI Prudential Life Insurance Company Limited, ₹ 2.86 billion from ICICI Bank Canada, ₹ 1.54 billion from ICICI Bank UK and ₹ 1.14 billion from ICICI Home Finance Company Limited.

Other income (including lease income)

Other income increased from ₹ 3.57 billion in fiscal 2014 to ₹ 6.37 billion in fiscal 2015 primarily on account of net exchange gains relating to overseas operations amounting to ₹ 6.42 billion in fiscal 2015 as compared to ₹ 2.22 billion in fiscal 2014.

Non-interest expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

₹ in billion, except percentages

Particulars	Fiscal 2014	**Fiscal 2015**	% change
Payments to and provisions for employees	₹ 42.20	**₹ 47.50**	12.6%
Depreciation on own property (including non-banking assets)	5.44	**6.24**	14.7
Other administrative expenses	55.13	**60.87**	10.4
Total non-interest expense (excluding lease depreciation)	**102.77**	**114.61**	**11.5**
Depreciation (net of lease equalisation) on leased assets	0.32	**0.35**	9.4
Total non-interest expense	**₹ 103.09**	**₹ 114.96**	**11.5%**

1. *All amounts have been rounded off to the nearest ₹ 10.0 million.*

Non-interest expenses primarily include employee expenses, depreciation on assets and other administrative expenses. Non-interest expenses increased by 11.5% from ₹ 103.09 billion in fiscal 2014 to ₹ 114.96 billion in fiscal 2015.

Payments to and provisions for employees

Employee expenses increased by 12.6% from ₹ 42.20 billion in fiscal 2014 to ₹ 47.50 billion in fiscal 2015. Employee expenses increased due to annual increments and promotions and a higher provision requirement for retirement benefit obligations due to a decrease in the discount rate, which is linked to the yield on government securities. The number of employees decreased from 72,226 at March 31, 2014 to 67,857 at March 31, 2015. The employee base includes sales executives, employees on fixed term contracts and interns.

Depreciation

Depreciation on owned property increased by 14.7% from ₹ 5.44 billion in fiscal 2014 to ₹ 6.24 billion in fiscal 2015 due to an increase in fixed assets with higher depreciation rates. Depreciation on leased assets increased from ₹ 0.32 billion in fiscal 2014 to ₹ 0.35 billion in fiscal 2015.

Other administrative expenses

Other administrative expenses primarily include rent, taxes and lighting, advertisement and publicity, repairs and maintenance and direct marketing expenses. Other administrative expenses increased by 10.4% from ₹ 55.13 billion in fiscal 2014 to ₹ 60.87 billion in fiscal 2015. The increase in other administrative expenses was primarily due to an increase in the Bank's branch and ATM network and retail business volumes. The number of branches in India increased from 3,753 at March 31, 2014 to 4,050 at March 31, 2015. The ATM network of the Bank increased from 11,315 ATMs at March 31, 2014 to 12,451 ATMs at March 31, 2015.

Provisions and contingencies (excluding provisions for tax)

The following tables set forth, for the periods indicated, the components of provisions and contingencies.

₹ in billion, except percentages

Particulars	Fiscal 2014	**Fiscal 2015**	% change
Provision for non-performing and other assets[1]	₹ 22.52	**₹ 31.41**	39.5%
Provision for investments (including credit substitutes) (net)	0.71	**2.98**	–
Provision for standard assets	2.49	**3.85**	54.6
Others	0.54	**0.76**	40.7
Total provisions and contingencies (excluding provisions for tax)	**₹ 26.26**	**₹ 39.00**	**48.5%**

1. *Includes restructuring related provision.*
2. *All amounts have been rounded off to the nearest ₹ 10.0 million.*

Provisions are made by the Bank on standard, sub-standard and doubtful assets at rates prescribed by RBI. Loss assets and the unsecured portion of doubtful assets are provided for/written off as required by RBI guidelines. For loans and advances of overseas branches, provisions are made as per RBI regulations or host country regulations whichever is higher. Provisions on retail non-performing loans are made at the borrower level in accordance with the retail assets provisioning policy of the Bank, subject to the minimum provisioning levels prescribed by RBI. The specific provisions on retail loans and advances held by the Bank are higher than the minimum regulatory requirement. Provision on loans and advances restructured/rescheduled is made in accordance with the applicable RBI guidelines on restructuring of loans and advances by banks. In addition to the specific provision on NPAs, the Bank maintains a general provision on standard loans and advances at rates prescribed by RBI. For standard loans and advances in overseas branches, the general provision is made at the higher of host country regulatory requirements and the RBI requirements.

Provisions and contingencies (excluding provisions for tax) increased by 48.5% from ₹ 26.26 billion in fiscal 2014 to ₹ 39.00 billion in fiscal 2015. Provision for non-performing and other assets increased from ₹ 22.52 billion in fiscal 2014 to ₹ 31.41 billion in fiscal 2015 primarily due to additions to non-performing assets (including slippages from the restructured asset portfolio) and restructured loans.

The provision coverage ratio at March 31, 2015 computed as per the extant RBI guidelines was 58.6%.

Provision for investments increased from ₹ 0.71 billion in fiscal 2014 to ₹ 2.98 billion in fiscal 2015.

Provision on standard assets increased from ₹ 2.49 billion in fiscal 2014 to ₹ 3.85 billion in fiscal 2015 primarily due to additional general provisioning on account of unhedged foreign currency exposure. The general provision in fiscal 2015 includes ₹ 1.75 billion of additional general provision on account of unhedged foreign currency exposure. The Bank held a cumulative general provision of ₹ 23.34 billion at March 31, 2015.

Tax expense

The income tax expense (including wealth tax) increased by 11.7% from ₹ 41.58 billion in fiscal 2014 to ₹ 46.45 billion in fiscal 2015. The effective tax rate decreased from 29.8% in fiscal 2014 to 29.4% in fiscal 2015.

Financial condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

₹ in billion, except percentages

Assets	At March 31, 2014	**At March 31, 2015**	% change
Cash and bank balances	₹ 415.30	**₹ 423.04**	1.9%
Investments	1,770.22	**1,865.80**	5.4
- Government and other approved investments[1]	951.65	**1,056.11**	11.0
- RIDF and other related investments[2]	248.19	**284.51**	14.6
- Equity investment in subsidiaries	120.22	**110.89**	(7.8)
- Other investments	450.16	**414.29**	(8.0)
Advances	3,387.03	**3,875.22**	14.4
- Domestic	2,490.07	**2,934.02**	17.8
- Overseas branches	896.96	**941.20**	4.9
Fixed assets (including leased assets)	46.78	**47.26**	1.0
Other assets	327.09	**249.97**	(23.6)
Total assets	**₹ 5,946.42**	**₹ 6,461.29**	**8.7%**

1. *Banks in India are required to maintain a specified percentage, currently 21.5%, of their net demand and time liabilities by way of liquid assets like cash, gold or approved unencumbered securities.*
2. *Investments made in Rural Infrastructure Development Fund and other such entities pursuant to shortfall in the amount required to be lent to certain specified sectors called priority sector as per RBI guidelines.*
3. *All amounts have been rounded off to the nearest ₹ 10.0 million.*

Total assets of the Bank increased by 8.7% from ₹ 5,946.42 billion at March 31, 2014 to ₹ 6,461.29 billion at March 31, 2015, primarily due to a 14.4% increase in advances and 5.4% increase in investments, offset, in part by a decrease in other assets.

Cash and cash equivalents

Cash and cash equivalents include cash in hand and balances with RBI and other banks, including money at call and short notice. Cash and cash equivalents increased from ₹ 415.30 billion at March 31, 2014 to ₹ 423.04 billion at March 31, 2015 primarily due to an increase in balances with RBI and balances with banks outside India, offset, in part by a decrease in money at call and short notice.

Investments

Total investments increased by 5.4% from ₹ 1,770.22 billion at March 31, 2014 to ₹ 1,865.80 billion at March 31, 2015 primarily due to an increase in investment in government securities by ₹ 104.46 billion, increase in RIDF and other related investments made in lieu of shortfall in directed lending requirements by ₹ 36.32 billion and investment in commercial paper by ₹ 23.06 billion. This increase was, offset, in part, by a decrease in certificates of deposits by ₹ 52.62 billion, equity investments in subsidiaries by ₹ 9.33 billion and bonds and debentures by ₹ 5.38 billion. At March 31, 2015, the Bank had an outstanding net investment of ₹ 8.41 billion in security receipts issued by asset reconstruction companies compared to ₹ 8.84 billion at March 31, 2014.

Advances

Net advances increased by 14.4% from ₹ 3,387.03 billion at March 31, 2014 to ₹ 3,875.22 billion at March 31, 2015 primarily due to an increase in domestic advances. Net retail advances increased by 24.6% from ₹ 1,320.11 billion at March 31, 2014 to ₹ 1,644.41 billion at March 31, 2015. Net advances of overseas branches, in dollar terms, increased marginally from USD 15.0 billion at March 31, 2014 to USD 15.1 billion at March 31, 2015. However, due to rupee depreciation from ₹ 59.92 per US dollar at March 31, 2014 to ₹ 62.50 per US dollar at March 31, 2015, net advances of overseas branches, in rupee terms, increased by 4.9% from ₹ 896.96 billion at March 31, 2014 to ₹ 941.20 billion at March 31, 2015.

Fixed and other assets

Fixed assets (net block) increased marginally from ₹ 46.78 billion at March 31, 2014 to ₹ 47.26 billion at March 31, 2015. Other assets decreased from ₹ 327.09 billion at March 31, 2014 to ₹ 249.97 billion at March 31, 2015 primarily due to decrease in MTM amount and receivables on foreign exchange and derivative transactions and trade receivables pending settlement.

Liabilities

The following table sets forth, at the dates indicated, the principal components of liabilities (including capital and reserves).

₹ in billion, except percentages

Liabilities	At March 31, 2014	**At March 31, 2015**	% change
Equity share capital	₹ 11.55	**₹ 11.60**	0.4%
Reserves	720.58	**792.69**	10.0
Deposits	3,319.14	**3,615.63**	8.9
- Savings deposits	991.33	**1,148.60**	15.9
- Current deposits	432.45	**495.20**	14.5
- Term deposits	1,895.35	**1,971.83**	4.0
Borrowings (excluding subordinated debt and preference share capital)	1,142.24	**1,315.29**	11.4
- Domestic	333.38	**456.29**	36.9
- Overseas branches	808.86	**859.00**	6.2
Subordinated debt (included in Tier-1 and Tier-2 capital)	401.85	**405.39**	0.9
- Domestic	381.51	**384.16**	0.7
- Overseas branches	20.34	**21.23**	4.4
Preference share capital[1]	3.50	**3.50**	0.0
Other liabilities	347.56	**317.19**	(8.7)
Total liabilities	**₹ 5,946.42**	**₹ 6,461.29**	**8.7%**

1. *Included in Schedule 4 - "Borrowings" of the balance sheet.*
2. *All amounts have been rounded off to the nearest ₹ 10.0 million.*

Total liabilities (including capital and reserves) increased by 8.7% from ₹ 5,946.42 billion at March 31, 2014 to ₹ 6,461.29 billion at March 31, 2015, primarily due to a 8.9% increase in deposits and a 11.4% increase in borrowings.

Deposits

Deposits increased by 8.9% from ₹ 3,319.14 billion at March 31, 2014 to ₹ 3,615.63 billion at March 31, 2015. Term deposits increased by 4.0% from ₹ 1,895.35 billion at March 31, 2014 to ₹ 1,971.83 billion at March 31, 2015, while savings account deposits increased by 15.9% from ₹ 991.33 billion at March 31, 2014 to ₹ 1,148.60 billion at March 31, 2015 and current account deposits increased by 14.5% from ₹ 432.45 billion at March 31, 2014 to ₹ 495.20 billion at March 31, 2015. At March 31, 2015, deposits constituted 67.8% of the funding (i.e., deposits and borrowings, other than preference share capital). Deposits of overseas branches, in dollar terms, decreased from USD 2.6 billion at March 31, 2014 to USD 1.8 billion at March 31, 2015 and, in rupee terms, decreased by 28.6% from ₹ 157.59 billion at March 31, 2014 to ₹ 112.53 billion at March 31, 2015.

Borrowings

Borrowings increased by 11.4% from ₹ 1,547.59 billion at March 31, 2014 to ₹ 1,724.18 billion at March 31, 2015 primarily due to an increase in bond borrowings including long-term bonds (for financing infrastructure projects and affordable housing) and foreign currency bond borrowings, refinance borrowings, term borrowings and borrowings from RBI under liquidity adjustment facility, offset, in part, by a decrease in call money borrowed and commercial paper borrowings. The increase in overseas borrowing also reflects the depreciation of the rupee from ₹ 59.92 per US dollar at March 31, 2014 to ₹ 62.50 per US dollar at March 31, 2015.

Other liabilities

Other liabilities decreased by 8.7% from ₹ 347.56 billion at March 31, 2014 to ₹ 317.19 billion at March 31, 2015 primarily due to decrease in MTM amount and payables on forex and derivative transactions.

Equity share capital and reserves

Equity share capital and reserves increased from ₹ 732.13 billion at March 31, 2014 to ₹ 804.29 billion at March 31, 2015 primarily due to accretion to reserves out of profit, offset, in part, by proposed dividend and utilisation from reserves an amount of ₹ 9.29 billion with the approval of RBI on account of provisioning for outstanding funded interest term loans pertaining to restructurings prior to 2008. *See also "Financials – Schedules - Schedule 18 - Notes forming part of the Accounts - 25. Provision on Funded Interest Term Loan".*

Off balance sheet items, commitments and contingencies

The following table sets forth, for the periods indicated, the principal components of contingent liabilities.

₹ in billion

	March 31, 2014	**March 31, 2015**
Claims against the Bank, not acknowledged as debts	₹ 42.24	**₹ 39.77**
Liability for partly paid investments	0.07	**0.07**
Notional principal amount of outstanding forward exchange contracts	2,691.37	**2,898.72**
Guarantees given on behalf of constituents	1,022.06	**993.27**
Acceptances, endorsements and other obligations	505.54	**496.59**
Notional principal amount of currency swaps	594.39	**514.31**
Notional principal amount of interest rate swaps and currency options and interest rate futures	2,919.04	**3,538.30**
Other items for which the Bank is contingently liable	39.60	**38.75**
Total	**₹ 7,814.31**	**₹ 8,519.78**

1. All amounts have been rounded off to the nearest ₹ 10.0 million.

Contingent liabilities increased from ₹ 7,814.31 billion at March 31, 2014 to ₹ 8,519.78 billion at March 31, 2015 primarily due to an increase in the notional amount of interest rate swaps and currency options. The notional amount of interest rate swaps and currency options increased from ₹ 2,919.04 billion at March 31, 2014 to ₹ 3,538.30 billion at March 31, 2015.

Claims against the Bank, not acknowledged as debts represents demands made in certain tax and legal matters against the Bank in the normal course of business and customer claims arising in fraud cases. In accordance with the Bank's accounting policy and Accounting Standard 29, the Bank has reviewed and classified these items as possible obligation based on legal opinion/judicial precedents/assessment by the Bank. No provision in excess of provisions already made in the financial statements is considered necessary.

The Bank enters into foreign exchange contracts in its normal course of business, to exchange currencies at a pre-fixed price at a future date. This item represents the notional principal amount of such contracts, which are derivative instruments. With respect to the transactions entered into with its customers, the Bank generally enters into off-setting transactions in the inter-bank market. This results in generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio, while the net market risk is lower.

As a part of project financing and commercial banking activities, the Bank has issued guarantees to support regular business activities of clients. These generally represent irrevocable assurances that the Bank will make payments in the event that the customer fails to fulfill its financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary where a customer fails to make payment towards a specified financial obligation including advance payment guarantee. Performance guarantees are obligations to pay a third party beneficiary where a customer fails to perform a non-financial contractual obligation. The guarantees are generally for a period not exceeding 10 years. The credit risks associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. Cash margins available to us to reimburse losses realised under guarantees amounted to ₹ 67.47 billion at March 31, 2015 and ₹ 52.31 billion at March 31, 2014. Other property or security may also be available to us to cover losses under guarantees.

The Bank is obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. Estimated amounts of contracts remaining to be executed on capital account in domestic operations aggregated to ₹ 5.39 billion at March 31, 2015 compared to ₹ 5.69 billion at March 31, 2014.

Capital resources

The Bank actively manages its capital to meet regulatory norms and current and future business needs considering the risks in its businesses, expectations of rating agencies, shareholders and investors and the available options for raising capital. The capital management framework of the Bank is administered by the Finance Group and the Risk Management Group under the supervision of the Board and the Risk Committee. The capital adequacy position and assessment is reported to the Board and the Risk Committee periodically.

Regulatory capital

The Bank is subject to Basel III guidelines issued by RBI, effective from April 1, 2013, which is implemented in a phased manner through till March 31, 2019 as per the transitional arrangement provided by RBI for Basel III implementation. The Basel III rules on capital consist of measures on improving the quality, consistency and transparency of capital, enhancing risk coverage, introducing a supplementary leverage ratio, reducing pro-cyclicality and promoting counter-cyclical buffers and addressing systemic risk and inter-connectedness.

At March 31, 2015, the Bank is required to maintain minimum Common Equity Tier-1 (CET1) capital ratio of 5.50%, minimum Tier-1 capital ratio of 7.00% and minimum total capital ratio of 9.00%. Under Pillar 1 of RBI guidelines on Basel III, the Bank follows the standardised approach for measurement of credit risk, standardised duration method for measurement of market risk and basic indicator approach for measurement of operational risk.

The following table sets forth the capital adequacy ratios computed in accordance with Basel III guidelines of RBI at March 31, 2014 and March 31, 2015.

₹ in billion, except percentages

Basel III	At March 31, 2014	**At March 31, 2015**
CET1 capital	₹ 637.38	**₹ 696.61**
Tier-1 capital	637.38	**696.61**
Tier-2 capital	245.13	**230.83**
Total capital	**882.51**	**927.44**
Credit Risk – Risk Weighted Assets (RWA)	4,409.13	**4,741.56**
On balance sheet	3,353.64	**3,678.25**
Off balance sheet	1,055.49	**1,063.31**
Market Risk – RWA	265.74	**334.23**
Operational Risk – RWA	311.16	**373.17**
Total RWA	**₹ 4,986.03**	**₹ 5,448.96**
Total capital adequacy ratio	**17.70%**	**17.02%**
CET1 capital adequacy ratio	12.78%	**12.78%**
Tier-1 capital adequacy ratio	12.78%	**12.78%**
Tier-2 capital adequacy ratio	4.92%	**4.24%**

1. *All amounts have been rounded off to the nearest ₹ 10.0 million.*

At March 31, 2015, the Bank's Tier-1 capital adequacy ratio was 12.78% as against the current requirement of 7.00% and total capital adequacy ratio was 17.02% as against the current requirement of 9.00%.

Movement in the capital funds and risk weighted assets from March 31, 2014 to March 31, 2015 as per Basel III norms

Capital funds (net of deductions) increased by ₹ 44.93 billion from ₹ 882.51 billion at March 31, 2014 to ₹ 927.44 billion at March 31, 2015 primarily due to inclusion of profit for fiscal 2015, lower deduction for investment in subsidiaries due to repatriation of capital from overseas banking subsidiaries and increase in share premium and general provisions, offset, in part, by decrease in eligible amount of non-common equity capital due to discounting as per Basel III grandfathering rules and utilisation from reserves an amount of ₹ 9.29 billion with the approval of RBI on account of provisioning for outstanding funded interest term loans pertaining to restructurings prior to 2008. *See also "Financials – Schedules - Schedule 18 - Notes forming part of the Accounts - 25. Provision on Funded Interest Term Loan".*

Credit risk RWA increased by ₹ 332.43 billion from ₹ 4,409.13 billion at March 31, 2014 to ₹ 4,741.56 billion at March 31, 2015 primarily due to increase of ₹ 324.61 billion in RWA for on-balance sheet assets and increase of ₹ 7.82 billion in RWA for off-balance sheet assets.

Market risk RWA increased by ₹ 68.49 billion from ₹ 265.74 billion at March 31, 2014 to ₹ 334.23 billion at March 31, 2015 primarily due to increase in fixed rate investments and investment in government securities with longer tenor.

The operational risk RWA at March 31, 2015 is ₹ 373.17 billion (capital charge of ₹ 33.58 billion). The operational risk capital charge is computed based on 15% of average of previous three financial years' gross income and is revised on an annual basis at June 30.

Internal assessment of capital

The capital management framework of the Bank includes a comprehensive internal capital adequacy assessment process conducted annually, which determines the adequate level of capitalisation necessary to meet regulatory norms and current and future business needs, including under stress scenarios. The internal capital adequacy assessment process is formulated at both standalone bank level and the consolidated group level. The internal capital adequacy assessment process encompasses capital planning for a four year time horizon, identification and measurement of material risks and the relationship between risk and capital.

The capital management framework is complemented by the risk management framework, which includes a comprehensive assessment of material risks. Stress testing, which is a key aspect of the internal capital adequacy assessment process and the risk management framework, provides an insight on the impact of extreme but plausible scenarios on the Bank's risk profile and capital position. Based on the Bank's Board-approved stress testing framework, the Bank conducts stress tests on various portfolios and assesses the impact on the capital ratios and the adequacy of capital buffers for current and future periods. The Bank periodically assesses and refines its stress tests in an effort to ensure that the stress scenarios capture material risks as well as reflect possible extreme market moves that could arise as a result of market conditions. The business and capital plans and the stress testing results of the group entities are integrated into the internal capital adequacy assessment process.

Based on the internal capital adequacy assessment process, the Bank determines the level of capital that needs to be maintained by considering the following in an integrated manner:

- strategic focus, business plan and growth objectives;
- regulatory capital requirements as per RBI guidelines;
- assessment of material risks and impact of stress testing;
- perception of credit rating agencies, shareholders and investors;
- future strategy with regard to investments or divestments in subsidiaries; and
- evaluation of options to raise capital from domestic and overseas markets, as permitted by RBI from time to time.

The Bank continues to monitor further developments and believe that its current robust capital adequacy position and demonstrated track record of access to domestic and overseas markets for capital raising will enable it to maintain the necessary levels of capital as required by regulations while continuing to grow its business.

ASSET QUALITY AND COMPOSITION

Loan concentration

The Bank follows a policy of portfolio diversification and evaluates its total financing in a particular sector in light of its forecasts of growth and profitability for that sector. The Bank's Credit Risk Management Group monitors all major sectors of the economy and specifically tracks sectors in which the Bank has loans outstanding. The Bank seeks to respond to economic weakness through active portfolio management, by restricting exposure to weak sectors and increasing exposure to the segments that are growing and have been resilient.

The following tables set forth, at the dates indicated, the composition of the Bank's gross advances (net of write-offs).

₹ in billion, except percentages

	March 31, 2014		**March 31, 2015**	
	Total advances	% of total advances	**Total advances**	**% of total advances**
Retail finance[1,2]	₹ 1,418.23	40.8%	**₹ 1,736.27**	**43.5%**
Power	221.43	6.4	**248.07**	**6.2**
Road, ports, telecom, urban development and other infrastructure	253.96	7.3	**244.96**	**6.1**
Services – non-finance	218.77	6.3	**233.13**	**5.8**
Iron/steel and products	188.32	5.4	**221.17**	**5.6**
Services – finance	122.00	3.5	**129.25**	**3.2**
Wholesale/retail trade	66.13	1.9	**116.59**	**2.9**
Crude petroleum/refining and petrochemicals	103.47	3.0	**114.56**	**2.9**
Construction	83.75	2.4	**99.98**	**2.5**
Metal & products (excluding iron & steel)	69.01	2.0	**92.26**	**2.3**
Cement	76.74	2.2	**91.31**	**2.3**
Mining	60.96	1.8	**71.10**	**1.8**
Electronics and engineering	80.09	2.3	**69.22**	**1.7**
Shipping	59.46	1.7	**66.03**	**1.7**
Food and beverages	71.25	2.1	**61.69**	**1.6**
Manufacturing products (excluding metal)	37.63	1.1	**34.98**	**0.9**
Other industries[3]	340.92	9.8	**359.05**	**9.0**
Total	**₹ 3,472.12**	**100.0%**	**₹ 3,989.62**	**100.0%**

1. *Includes home loans, automobile loans, commercial business loans, dealer financing and small ticket loans to small businesses, personal loans, credit cards, rural loans and loans against securities.*
2. *Includes loans against FCNR deposits of ₹ 67.84 billion at March 31, 2015 (March 31, 2014: ₹ 65.03 billion).*
3. *Other industries primarily include developer financing portfolio, gems and jewellery, chemical and fertilizers, textile, automobiles, drugs and pharmaceuticals and FMCG.*
4. *All amounts have been rounded off to the nearest ₹ 10.0 million.*

The following table sets forth, at the dates indicated, the composition of the Bank's gross (net of write-offs) outstanding retail finance portfolio.

₹ in billion, except percentages

	March 31, 2014		**March 31, 2015**	
	Total retail advances	% of total retail advances	**Total retail advances**	**% of total retail advances**
Home loans	₹ 709.17	50.0%	**₹ 894.81**	**51.6%**
Automobile loans	155.15	10.9	**189.97**	**10.9**
Commercial business	125.31	8.8	**109.36**	**6.3**
Business banking[1]	83.10	5.9	**97.11**	**5.6**
Personal loans	46.90	3.3	**71.28**	**4.1**
Credit cards	36.16	2.6	**41.42**	**2.4**
Others[2,3]	262.44	18.5	**332.32**	**19.1**
Total retail finance portfolio[3]	**₹ 1,418.23**	**100.0%**	**₹ 1,736.27**	**100.0%**

1. *Includes dealer financing and small ticket loans to small businesses.*
2. *Includes rural loans and loans against securities.*
3. *Includes loans against FCNR deposits of ₹ 67.84 billion at March 31, 2015 (March 31, 2014: ₹ 65.03 billion).*
4. *All amounts have been rounded off to the nearest ₹ 10.0 million.*

The net retail loan portfolio of the Bank grew by 24.6% during fiscal 2015.

Directed lending

RBI requires banks to lend to certain sectors of the economy. Such directed lending comprises priority sector lending and export credit.

RBI guideline on priority sector lending requires the banks to lend 40.0% of their adjusted net bank credit (ANBC) to certain activities carried out by the specified borrowers. The definition of ANBC includes certain investments and is computed with reference to the respective amounts at March 31 of the previous year. Further, RBI allowed exclusion from ANBC for loans extended in India against incremental FCNR (B)/NRE deposits from the date of July 26, 2013 and outstanding as on March 7, 2014.

Priority sector includes lending to agricultural sector, food and agri-based industries, small enterprises/businesses and housing finance up to certain limits. Out of the 40.0%, banks are required to lend a minimum of 18.0% of their ANBC to the agriculture sector and the balance to certain specified sectors. The banks are also required to lend 10.0% of their ANBC to certain borrowers under weaker sections category.

The Bank is required to comply with the priority sector lending requirements prescribed by RBI from time to time. The shortfall in the amount required to be lent to the priority sectors and weaker sections may be required to be deposited with government sponsored Indian development banks like the National Bank for Agriculture and Rural Development/Small Industries Development Bank of India/National Housing Bank/other Financial Institutions, as decided by RBI from time to time, based on the allocations made by RBI. These deposits have a maturity of up to seven years and carry interest rates lower than market rates. At March 31, 2015, the Bank's total investment in such bonds was ₹ 284.51 billion, of which the amount eligible for consideration in overall priority sector achievement was ₹ 243.23 billion.

The Bank's priority sector lending increased from ₹ 1,010.30 billion at March 31, 2014 to ₹ 1,130.07 billion at March 31, 2015, constituting 41.0% (March 31, 2014: 43.4%) of ANBC against the requirement of 40.0% of ANBC. The qualifying total agriculture loans increased from ₹ 250.61 billion at March 31, 2014 to ₹ 332.67 billion at March 31, 2015, constituting 12.1% (March 31, 2014: 10.8%) of ANBC against the requirement of 18.0%. The advances to direct agriculture increased from ₹ 145.85 billion at March 31, 2014 to ₹ 208.73 billion at March 31, 2015, constituting about 56.1% (March 31, 2014: 46.4%) of the requirement. The advances to weaker sections increased from ₹ 62.78 billion at March 31, 2014 to ₹ 94.89 billion at March 31, 2015 constituting about 34.5% (March 31, 2014: 27.0%) of the requirement.

In April 2015, RBI issued revised guidelines on priority sector lending, based on the report of the internal working group set up to revisit priority sector lending. As per the guidelines, the overall target for priority sector lending would continue to be 40% of adjusted net bank credit; sub-targets for direct and indirect lending to agriculture were combined; and sub-targets of 8.0% for lending to small & marginal farmers and 7.5% lending target to micro-enterprises were introduced. These sub-targets are to be achieved in a phased manner by March 2017. Sectors qualifying for priority sector lending have been broadened to include medium enterprises, social infrastructure and renewable energy. Priority sector lending achievement would be evaluated on a quarterly average basis from fiscal 2017.

Classification of loans

The Bank classifies its assets as performing and non-performing in accordance with RBI guidelines. Under RBI guidelines, an asset is classified as non-performing if any amount of interest or principal remains overdue for more than 90 days, in respect of term loans. In respect of overdraft or cash credit, an asset is classified as non-performing if the account remains out of order for a period of 90 days and in respect of bills, if the account remains overdue for more than 90 days. Loans and advances held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the RBI guidelines, are classified as non-performing to the extent of amount outstanding in the host country.

RBI has separate guidelines for restructured loans. A fully secured standard asset can be restructured by re-schedulement of principal repayments and/or the interest element, but must be separately disclosed as a restructured asset. The diminution in the fair value of the loan, if any, measured in present value terms, is either written off or a provision is made to the extent of the diminution involved. Similar guidelines apply to sub-standard loans.

The following table sets forth, at the dates indicated, information regarding the asset classification of the Bank's gross non-performing assets (net of write-offs, interest suspense and derivative income reversals).

₹ in billion

	March 31, 2014	**March 31, 2015**
Non-performing assets		
Sub-standard assets	₹ 22.42	**₹ 26.27**
Doubtful assets	62.74	**100.63**
Loss assets	20.38	**25.52**
Total non-performing assets[1]	**₹ 105.54**	**₹ 152.42**

1. *Include advances, lease receivables and credit substitutes like debentures and bonds. Excludes preference shares.*
2. *All amounts have been rounded off to the nearest ₹ 10.0 million.*

The following table sets forth, at the dates indicated, information regarding the Bank's non-performing assets (NPAs).

₹ in billion, except percentages

Year ended	Gross NPA[1]	Net NPA	Net customer assets	% of net NPA to net customer assets[2]
March 31, 2013	₹ 96.47	₹ 22.34	₹ 3,517.62	0.64%
March 31, 2014	105.54	33.01	4,037.08	0.82
March 31, 2015	**₹ 152.42**	**₹ 63.25**	**₹ 4,516.34**	**1.40%**

1. *Net of write-offs, interest suspense and derivatives income reversal.*
2. *Include advances, lease receivables and credit substitutes like debentures and bonds. Excludes preference shares.*
3. *All amounts have been rounded off to the nearest ₹ 10.0 million.*

With the slowdown in economic growth and high interest rate environment since fiscal 2012, Indian corporates have experienced a decline in sales and profit growth, and also an elongation of working capital cycles and a high level of receivables. Given the concerns over growth, companies have found it difficult to access other sources of funding and are relatively highly leveraged. As a result, the Indian banking sector, including the Bank, experienced a rise in non-performing assets and restructured loans. Further, the prolonged slowdown and relatively gradual recovery also resulted in slippages from the restructured loan portfolio into non-performing status. Gross NPAs (net of write-offs, interest suspense and derivatives income reversal) of the Bank increased from ₹ 105.54 billion at March 31, 2014 to ₹ 152.42 billion at March 31, 2015. The additions to NPAs included slippages of ₹ 45.29 billion from the restructured loan portfolio. Net NPAs were ₹ 63.25 billion at March 31, 2015 compared to ₹ 33.01 billion at March 31, 2014. The ratio of net NPAs to net customer assets increased from 0.82% at March 31, 2014 to 1.40% at March 31, 2015. During fiscal 2015, the Bank wrote-off NPAs, including retail NPAs, of an aggregate amount of ₹ 17.03 billion compared to ₹ 21.77 billion during fiscal 2014.

Provision coverage ratio of the Bank (i.e. total provisions made against NPAs as a percentage of gross NPAs) at March 31, 2015 was 58.6%. At March 31, 2015, total general provision held against standard assets was ₹ 23.34 billion.

The following table sets forth, at March 31, 2014 and March 31, 2015, the composition of gross non-performing assets by industry sector.

₹ in billion, except percentages

	March 31, 2014		**March 31, 2015**	
	Amount	%	**Amount**	**%**
Retail finance[1]	₹ 41.17	39.0%	**₹ 33.78**	**22.2%**
Services – non-finance	15.18	14.4	**23.53**	**15.4**
Road, ports, telecom, urban development and other infrastructure	8.19	7.8	**18.27**	**12.0**
Shipping	0.67	0.6	**15.00**	**9.8**
Iron/steel and products	2.43	2.3	**9.74**	**6.4**
Electronics and engineering	2.93	2.8	**8.06**	**5.3**
Construction	3.19	3.0	**7.36**	**4.8**
Manufacturing products (excluding metal)	4.91	4.6	**4.78**	**3.1**

₹ in billion, except percentages

	March 31, 2014		**March 31, 2015**	
	Amount	%	**Amount**	**%**
Wholesale/retail trade	4.07	3.9	**4.53**	**3.0**
Food and beverages	3.68	3.5	**3.94**	**2.6**
Metal & products (excluding iron & steel)	1.05	1.0	**1.72**	**1.1**
Mining	0.20	0.2	**0.93**	**0.6**
Services – finance	0.57	0.5	**0.56**	**0.4**
Cement	0.30	0.3	**0.30**	**0.2**
Power	0.07	0.1	**–**	**–**
Crude petroleum/refining and petrochemicals	0.02	0.0	**0.02**	**0.0**
Other industries[2]	16.91	16.0	**19.90**	**13.1**
Total	**₹ 105.54**	**100.0%**	**₹ 152.42**	**100.0%**

1. *Includes home loans, automobile loans, commercial business loans, dealer financing and small ticket loans to small businesses, personal loans, credit cards, rural loans and loans against securities.*
2. *Other industries primarily include textile, chemical and fertilizers, gems and jewellery, drugs and pharmaceuticals, FMCG, automobiles and developer financing.*
3. *All amounts have been rounded off to the nearest ₹ 10.0 million.*

At March 31, 2015, net non-performing loans in the retail portfolio were 0.60% of net retail loans as compared with 0.62% at March 31, 2014. The decline in the ratio was primarily on account of continued lower accretion to retail NPAs.

The Bank's aggregate investments in security receipts issued by asset reconstruction companies were ₹ 8.41 billion at March 31, 2015 as compared to ₹ 8.84 billion at March 31, 2014.

The gross outstanding loans of borrowers whose facilities have been restructured increased from ₹ 116.52 billion at March 31, 2014 to ₹ 119.46 billion at March 31, 2015. During fiscal 2015, the Bank restructured loans of borrowers classified as standard, as well as made additional disbursements to borrowers whose loans had been restructured in prior years, aggregating ₹ 53.69 billion, as compared to ₹ 66.32 billion in fiscal 2014. Further, during fiscal 2015, restructured standard loans amounting to ₹ 45.29 billion slipped into the non-performing category as compared to slippages of ₹ 7.27 billion during fiscal 2014.

Segment information

RBI in its guidelines on "segmental reporting" has stipulated specified business segments and their definitions, for the purposes of public disclosures on business information for banks in India.

The standalone segmental report for fiscal 2015, based on the segments identified and defined by RBI, has been presented as follows:

- Retail Banking includes exposures of the Bank, which satisfy the four qualifying criteria of 'regulatory retail portfolio' as stipulated by RBI guidelines on the Basel III framework.
- Wholesale Banking includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included in the Retail Banking segment, as per RBI guidelines for the Bank.
- Treasury includes the entire investment portfolio of the Bank.
- Other Banking includes leasing operations and other items not attributable to any particular business segment of the Bank.

Framework for transfer pricing

All liabilities are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirement and directed lending requirements.

Retail banking segment

The profit before tax of the retail banking segment increased from ₹ 18.30 billion in fiscal 2014 to ₹ 27.24 billion in fiscal 2015 due to an increase in net interest income and non-interest income, offset, in part, by increase in non-interest expenses.

Net interest income increased by 23.7% from ₹ 57.73 billion in fiscal 2014 to ₹ 71.42 billion in fiscal 2015 primarily due to growth in the loan portfolio and increase in average current account and savings account deposits.

Non-interest income increased by 18.1% from ₹ 36.21 billion in fiscal 2014 to ₹ 42.77 billion in fiscal 2015, primarily due to a higher level of loan processing fees, third party product distribution fees, fees from credit card portfolio and transaction banking fees.

Non-interest expenses increased by 12.5% from ₹ 76.58 billion in fiscal 2014 to ₹ 86.15 billion in fiscal 2015, primarily due to increase in retail lending business and increase in operating expenses due to expansion in branch network.

In fiscal 2015, there was a provision charge of ₹ 0.68 billion compared to a write-back of ₹ 0.80 billion in fiscal 2014.

Wholesale banking segment

Profit before tax of the wholesale banking segment decreased from ₹ 65.88 billion in fiscal 2014 to ₹ 62.24 billion in fiscal 2015 primarily due to increase in provisions, offset, in part, by an increase in net interest income.

Net interest income increased by 12.0% from ₹ 75.39 billion in fiscal 2014 to ₹ 84.47 billion in fiscal 2015 primarily due to growth in loan portfolio in the wholesale banking segment. Non-interest income decreased by 3.8% from ₹ 40.57 billion in fiscal 2014 to ₹ 39.01 billion in fiscal 2015, primarily due to decrease in fee income. Provisions were higher primarily due to higher provisions on the corporate and SME loan portfolio reflecting higher additions to NPAs (including slippages from the restructured loans) and restructured loans in these segments.

Treasury segment

Profit before tax of the treasury segment increased from ₹ 52.52 billion in fiscal 2014 to ₹ 64.50 billion in fiscal 2015 primarily due to increase in non-interest income. The non-interest income was higher primarily due to higher gains on government securities & other fixed income securities, exchange gain on overseas related operations, dividend income from subsidiaries and gains on equity and mutual fund investments portfolio.

Other banking segment

Profit before tax of other banking segment in fiscal 2015 was ₹ 4.22 billion compared to profit of ₹ 2.98 billion in fiscal 2014 primarily due to higher net interest income.

CONSOLIDATED FINANCIALS AS PER INDIAN GAAP

The consolidated profit after tax including the results of operations of ICICI Bank's subsidiaries and other consolidating entities increased by 10.9% from ₹ 110.41 billion in fiscal 2014 to ₹ 122.47 billion in fiscal 2015 primarily due to increase in the profit of ICICI Bank, consolidated profit of ICICI Securities Limited, ICICI Securities Primary Dealership Limited, ICICI Prudential Life Insurance Company Limited and ICICI Prudential Asset Management Company Limited, offset, in part, by decrease in profit of ICICI Bank Canada and ICICI Bank UK PLC. The consolidated return on average equity increased from 14.91% in fiscal 2014 to 14.99% in fiscal 2015. At March 31, 2015, consolidated Tier-1 capital adequacy ratio was 12.88% as against the current requirement of 7.00% and total consolidated capital adequacy ratio was 17.20% as against the current requirement of 9.00%.

Profit after tax of ICICI Prudential Life Insurance Company Limited (ICICI Life) increased from ₹ 15.67 billion in fiscal 2014 to ₹ 16.34 billion in fiscal 2015 due to increase in net premium earned and investment income and decrease in claims and benefits paid, offset, in part, by increase in transfer to linked funds and provision for policyholder liabilities. The retail weighted received premium increased by 41.3% from ₹ 32.53 billion in fiscal 2014 to ₹ 45.96 billion in fiscal 2015.

Profit before tax of ICICI General increased from ₹ 5.20 billion in fiscal 2014 to ₹ 6.91 billion in fiscal 2015 primarily due to decrease in claims and benefits paid and increase in commission income and investment income, offset, in part, by decrease in net earned premium and increase in operating expenses. However, the increase in profit after tax was lower from ₹ 5.11 billion in fiscal 2014 to ₹ 5.36 billion in fiscal 2015 due to increase in income tax from ₹ 0.09 billion in fiscal 2014 to ₹ 1.55 billion in fiscal 2015. During fiscal 2014, income tax was lower due to tax benefit on losses carried forward from earlier years.

Profit after tax of ICICI Bank Canada decreased from ₹ 2.77 billion (CAD 48.3 million) in fiscal 2014 to ₹ 1.82 billion (CAD 33.7 million) in fiscal 2015 primarily due to increase in provisions and decrease in net interest income. The decrease in net interest income was due to decrease in net interest margin.

Profit after tax of ICICI Bank UK PLC decreased from ₹ 1.52 billion (USD 25.2 million) in fiscal 2014 to ₹ 1.12 billion (USD 18.3 million) in fiscal 2015 primarily due to increase in provisions and decrease in fee income, offset, in part, by increase in treasury income and net interest income.

During fiscal 2015, the Bank sold its entire equity shareholdings in ICICI Bank Eurasia LLC. Accordingly, ICICI Bank Eurasia LLC has ceased to be a subsidiary of the Bank.

Profit after tax of ICICI Securities Primary Dealership Limited increased from ₹ 1.32 billion in fiscal 2014 to ₹ 2.17 billion in fiscal 2015 due to increase in trading gains and fee income offset, in part, by decrease in net interest income.

Consolidated profit after tax of ICICI Securities Limited and its subsidiaries increased from ₹ 0.91 billion in fiscal 2014 to ₹ 2.94 billion in fiscal 2015 primarily due to increase in brokerage and fees income, offset, in part, by increase in staff cost.

Profit after tax of ICICI Home Finance Company Limited decreased from ₹ 2.23 billion in fiscal 2014 to ₹ 1.98 billion in fiscal 2015 primarily due to decrease in net interest income and dividend income and increase in administrative expenses, offset, in part, by increase in fee income.

Profit after tax of ICICI Prudential Asset Management Company Limited increased from ₹ 1.83 billion in fiscal 2014 to ₹ 2.47 billion in fiscal 2015 primarily due to increase in fee income on account of increase in average assets under management, change in mix in favor of equity mutual funds and increase in margins on mutual fund operations. This was, offset, in part, by increase in administrative expenses.

Profit after tax of ICICI Venture Funds Management Company Limited decreased from ₹ 0.33 billion in fiscal 2014 to ₹ 0.01 billion in fiscal 2015 primarily due to decrease in income from venture capital funds and increase in interest on borrowings.

Consolidated assets of the Bank and its subsidiaries and other consolidating entities increased from ₹ 7,475.26 billion at March 31, 2014 to ₹ 8,260.79 billion at March 31, 2015 primarily due to increase in assets of ICICI Bank, ICICI Life and ICICI Securities Primary Dealership Limited. Consolidated advances of the Bank and its subsidiaries increased from ₹ 3,873.42 billion at March 31, 2014 to ₹ 4,384.90 billion at March 31, 2015.

The following table sets forth, for the periods indicated, the performance and financial position of the Bank's subsidiaries, associates and joint ventures.

₹ in billion

	Profit after tax		Total assets	
	Fiscal 2014	**Fiscal 2015**	At March 31, 2014	**At March 31, 2015**
ICICI Prudential Life Insurance Company Limited	₹ 15.67	**₹ 16.34**	₹ 814.93	**₹ 1,012.16**
ICICI Lombard General Insurance Company Limited	5.11	**5.36**	135.45	**136.56**
ICICI Bank Canada	2.77	**1.82**	295.81	**291.19**
ICICI Bank UK PLC	1.52	**1.12**	267.89	**258.11**
ICICI Bank Eurasia Limited Liability Company[3]	0.14	–	7.06	–
ICICI Securities Primary Dealership Limited	1.32	**2.17**	108.09	**146.88**
ICICI Securities Limited (consolidated)	0.91	**2.94**	15.73	**13.63**
ICICI Home Finance Company Limited	2.23	**1.98**	72.58	**82.99**
ICICI Prudential Asset Management Company Limited	1.83	**2.47**	4.56	**7.28**
ICICI Venture Funds Management Company Limited	₹ 0.33	**₹ 0.01**	₹ 2.88	**₹ 5.14**

1. *See also "Financials- Statement Pursuant to Section 129 of the Companies Act, 2013".*
2. *All amounts have been rounded off to the nearest ₹ 10.0 million.*
3. *The investment in equity shares of ICICI Bank Eurasia LLC has been sold during Q4-2015. Accordingly, ICICI Bank Eurasia Limited Liability Company has ceased to be a subsidiary of the Bank.*


Key Financial Indicators: Last Ten Years

(₹ in billion, except per share data and percentages)

	2006	2007	2008	2009	2010	2011	2012	2013	2014	**2015**
Total deposits	1,650.83	2,305.10	2,444.31	2,183.48	2,020.17	2,256.02	2,555.00	2,926.14	3,319.14	**3,615.63**
Total advances	1,461.63	1,958.66	2,256.16	2,183.11	1,812.06	2,163.66	2,537.28	2,902.49	3,387.03	**3,875.22**
Equity capital & reserves	222.06	243.13	464.71	495.33	516.18	550.91	604.05	667.06	732.13	**804.29**
Total assets	2,513.89	3,446.58	3,997.95	3,793.01	3,634.00	4,062.34	4,890.69	5,367.95	5,946.42	**6,461.29**
Total capital adequacy ratio	13.4%	11.7%	14.0%[1]	15.5%[1]	19.4%[1]	19.5%[1]	18.5%[1]	18.7%[1]	17.7%[2]	**17.0%[2]**
Net interest income	39.07	56.37	73.04	83.67	81.14	90.17	107.34	138.66	164.75	**190.40**
Net interest margin	2.27%	2.19%	2.22%	2.43%	2.49%	2.64%	2.73%	3.11%	3.33%	**3.48%**
Profit after tax	25.40	31.10	41.58	37.58	40.25	51.51	64.65	83.25	98.10	**111.75**
Earnings per share (Basic)[3]	6.50	6.97	7.88	6.75	7.23	9.05	11.22	14.44	17.00	**19.32**
Earnings per share (Diluted)[3]	6.43	6.93	7.83	6.74	7.20	9.01	11.19	14.39	16.93	**19.13**
Return on average equity	16.4%	13.4%	11.1%	7.7%	7.9%	9.6%	11.1%	12.9%	13.7%	**14.3%**
Dividend per share[3]	1.70	2.00	2.20	2.20	2.40	2.80	3.30	4.00	4.60	**5.00**

1. *Total capital adequacy ratio has been calculated as per Basel II framework.*
2. *Total capital adequacy ratio has been calculated as per Basel III framework.*
3. *During the year ended March 31, 2015, the shareholders of the Bank have approved the sub-division of each equity share having a face value of ₹ 10 into five equity shares having a face value of ₹ 2 each through postal ballot on November 20, 2014. Per share information reflect the effect of sub-division for each of the periods presented.*

Independent Auditors' Report

To the Members of
ICICI Bank Limited

REPORT ON THE STANDALONE FINANCIAL STATEMENTS

1. We have audited the accompanying standalone financial statements of ICICI Bank Limited ('the Bank'), which comprise the Balance Sheet as at 31 March 2015, the Profit and Loss Account, the Cash Flow Statement for the year then ended, a summary of significant accounting policies and other explanatory information in which are incorporated the returns of the Singapore, Bahrain, Hong Kong, Dubai, Qatar and Sri Lanka branches of the Bank, audited by branch auditors.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

2. The Bank's Board of Directors is responsible for the matters stated in section 134(5) of the Companies Act, 2013 ('the Act') with respect to the preparation of these standalone financial statements that give a true and fair view of the financial position, financial performance and cash flows of the Bank in accordance with the accounting principles generally accepted in India, including the Accounting Standards specified under section 133 of the Act read with Rule 7 of the Companies (Accounts) Rules, 2014, provisions of Section 29 of the Banking Regulation Act, 1949 and the Reserve Bank of India's ('RBI') circulars, guidelines and directions. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Bank and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies, making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

AUDITOR'S RESPONSIBILITY

3. Our responsibility is to express an opinion on these standalone financial statements based on our audit. We have taken into account the applicable provisions of the Companies Act, 2013, Banking Regulation Act, 1949 and circulars and guidelines issued by the RBI from time to time, the accounting and auditing standards and matters which are required to be included in the audit report under the aforesaid provisions. We conducted our audit in accordance with Standards on Auditing ('the Standards') specified under section 143(10) of the Act. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements.

4. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Bank's preparation of the financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on whether the Bank has in place an adequate internal financial controls system over financial reporting and the operating effectiveness of such controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by Bank's Directors, as well as evaluating the overall presentation of the financial statements.

5. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the standalone financial statements.

OPINION

6. In our opinion and to the best of our information and according to the explanations given to us, the aforesaid standalone financial statements give the information required by the Banking Regulation Act, 1949 as well as the relevant requirements of the Companies Act, 2013, in the manner so required for banking companies and give a true and fair view in conformity with accounting principles generally accepted in India (including the Accounting Standards specified under section 133 of the Act read with Rule 7 of the Companies (Accounts) Rules, 2014 and provisions of Section 29 of the Banking Regulation Act, 1949 and the RBI's circulars, guidelines as well as matter referred to under emphasis of matter paragraph below) of the state of affairs of the Company as at 31 March 2015, and its profit and its cash flows for the year ended on that date.

Independent Auditors' Report

EMPHASIS OF MATTER

7. We draw attention to note 25 to the standalone financial statements, which provides details with regard to the creation of provision relating to Funded Interest Term Loan through the utilization of reserves, as permitted by the RBI vide letter dated 6 January 2015. Our opinion is not modified in respect of this matter.

OTHER MATTERS

8. We did not audit the financial statements of the Singapore, Bahrain, Hong Kong, Dubai, Qatar and Sri Lanka branches of the Bank, whose financial statements reflect total assets of ₹ 1,48,083 crores as at 31 March 2015, total revenues of ₹ 7,088 crores for the year ended 31 March 2015 and net cash outflows amounting to ₹ 11,534 crores for the year ended 31 March 2015. These financial statements have been audited by other auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us by the Management and our opinion, in so far as it relates to such branches is based solely on the reports of the other auditors. Our opinion is not modified in respect of this matter.

9. The standalone financial statements of the Bank for the year ended 31 March 2014 were audited by another auditor who expressed an unmodified opinion on those statements on 25 April 2014.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

10. The Balance Sheet and the Profit and Loss Account have been drawn up in accordance with the provisions of Section 29 of the Banking Regulation Act, 1949 read with Section 129 of the Companies Act, 2013.

11. As required sub section (3) of section 30 of the Banking Regulation Act, 1949, we report that:

    (a) we have obtained all the information and explanations which, to the best of our knowledge and belief, were necessary for the purpose of our audit and have found them to be satisfactory;

    (b) the transactions of the Bank, which have come to our notice, have been within the powers of the Bank; and

    (c) since the key operations of the Bank are automated with the key applications integrated to the core banking systems, the audit is carried out centrally as all the necessary records and data required for the purposes of our audit are available therein. However, during the course of our audit we have visited 97 branches. As stated above, returns from six foreign branches were received duly audited by other auditors and were found adequate for the purposes of our audit.

12. Further, as required by section 143(3) of the Companies Act, 2013, we further report that:

    (i) we have sought and obtained all the information and explanation which to the best of our knowledge and belief were necessary for the purpose of our audit;

    (ii) in our opinion, proper books of account as required by law have been kept by the Bank so far as appears from our examination of those books and proper returns adequate for the purposes of our audit have been received from the foreign branches not visited by us.

    (iii) the reports on the accounts of the foreign branch offices audited by the respective branch auditors of the Bank under section 143(8) of the Companies Act, 2013 have been sent to us and have been properly dealt with by us in preparing this report.

    (iv) the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account and with the returns received from the foreign branches not visited by us;

Independent Auditors' Report

(v) in our opinion, the aforesaid standalone financial statements comply with the Accounting Standards specified under Section 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014, to the extent they are not inconsistent with the accounting policies prescribed by the RBI and to the extent of the direction given by the RBI in respect to the matter dealt with in the Emphasis of Matter paragraph above;

(vi) on the basis of written representations received from the directors as on 31 March 2015 taken on record by the Board of Directors, none of the directors is disqualified as on 31 March 2015 from being appointed as a director in terms of Section 164 (2) of the Act.

(vii) with respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, in our opinion and to the best of our information and according to the explanations given to us:

a) the Bank has disclosed the impact of pending litigations on its financial position in its financial statements - Refer note 38 to the standalone financial statements;

b) the Bank has made provision, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts - Refer note 38 to the standalone financial statements;

c) there has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Bank.

For **B S R & Co. LLP**
Chartered Accountants
Firm's Registration No: 101248W/W-100022

Venkataramanan Vishwanath
Partner
Membership No: 113156

Mumbai
27 April 2015

Financial Statements of ICICI Bank Limited

Balance Sheet

at March 31, 2015

₹ in '000s

	Schedule	At 31.03.2015	At 31.03.2014
CAPITAL AND LIABILITIES			
Capital	1	**11,596,608**	11,550,446
Employees stock options outstanding		**74,388**	65,744
Reserves and surplus	2	**792,622,557**	720,517,086
Deposits	3	**3,615,627,301**	3,319,136,570
Borrowings	4	**1,724,173,498**	1,547,590,539
Other liabilities and provisions	5	**317,198,572**	347,555,454
TOTAL CAPITAL AND LIABILITIES		**6,461,292,924**	**5,946,415,839**
ASSETS			
Cash and balances with Reserve Bank of India	6	**256,529,069**	218,218,262
Balances with banks and money at call and short notice	7	**166,517,084**	197,077,695
Investments	8	**1,865,800,348**	1,770,218,164
Advances	9	**3,875,220,728**	3,387,026,492
Fixed assets	10	**47,255,187**	46,781,360
Other assets	11	**249,970,508**	327,093,866
TOTAL ASSETS		**6,461,292,924**	**5,946,415,839**
Contingent liabilities	12	**8,519,776,091**	7,814,304,451
Bills for collection		**162,129,670**	135,349,056
Significant accounting policies and notes to accounts	17 & 18		

The Schedules referred to above form an integral part of the Balance Sheet.

As per our Report of even date.

For **B S R & Co. LLP**
Chartered Accountants
ICAI Firm Registration no.: 101248W/W-100022

Venkataramanan Vishwanath
Partner
Membership no.: 113156

Place : Mumbai
Date : April 27, 2015

For and on behalf of the Board of Directors

K. V. Kamath
Chairman

Homi Khusrokhan
Director

Chanda Kochhar
Managing Director & CEO

N. S. Kannan
Executive Director

K. Ramkumar
Executive Director

Rajiv Sabharwal
Executive Director

P. Sanker
Senior General Manager (Legal) & Company Secretary

Rakesh Jha
Chief Financial Officer

Ajay Mittal
Chief Accountant

Financial Statements of ICICI Bank Limited

Profit and Loss Account

for the year ended March 31, 2015

₹ in '000s

		Schedule	Year ended 31.03.2015	Year ended 31.03.2014
I.	**INCOME**			
	Interest earned	13	**490,911,399**	441,781,528
	Other income	14	**121,761,305**	104,278,721
	TOTAL INCOME		**612,672,704**	**546,060,249**
II.	**EXPENDITURE**			
	Interest expended	15	**300,515,294**	277,025,886
	Operating expenses	16	**114,958,307**	103,088,614
	Provisions and contingencies (refer note 18.38)		**85,445,554**	67,840,979
	TOTAL EXPENDITURE		**500,919,155**	**447,955,479**
III.	**PROFIT/(LOSS)**			
	Net profit for the year		**111,753,549**	98,104,770
	Profit brought forward		**133,185,885**	99,022,874
	TOTAL PROFIT/(LOSS)		**244,939,434**	**197,127,644**
IV.	**APPROPRIATIONS/TRANSFERS**			
	Transfer to Statutory Reserve		**27,939,000**	24,530,000
	Transfer to Reserve Fund		**7,660**	46,146
	Transfer to Capital Reserve		**2,919,250**	760,000
	Transfer to/(from) Investment Reserve Account		**(1,270,000)**	1,270,000
	Transfer to Revenue and other reserves		**–**	–
	Transfer to Special Reserve		**11,000,000**	9,000,000
	Dividend (including corporate dividend tax) for the previous year paid during the year		**29,784**	(539,685)
	Proposed equity share dividend		**28,988,072**	26,562,812
	Proposed preference share dividend		**35**	35
	Corporate dividend tax		**2,711,469**	2,312,451
	Balance carried over to balance sheet		**172,614,164**	133,185,885
	TOTAL		**244,939,434**	**197,127,644**
	Significant accounting policies and notes to accounts	17 & 18		
	Earnings per share (Refer note 18.1)			
	Basic (₹)		**19.32**	17.00
	Diluted (₹)		**19.13**	16.93
	Face value per share (₹)		**2.00**	2.00

The Schedules referred to above form an integral part of the Profit and Loss Account.

As per our Report of even date.

For **B S R & Co. LLP**
Chartered Accountants
ICAI Firm Registration no.: 101248W/W-100022

Venkataramanan Vishwanath
Partner
Membership no.: 113156

Place : Mumbai
Date : April 27, 2015

For and on behalf of the Board of Directors

K. V. Kamath
Chairman

Homi Khusrokhan
Director

Chanda Kochhar
Managing Director & CEO

N. S. Kannan
Executive Director

K. Ramkumar
Executive Director

Rajiv Sabharwal
Executive Director

P. Sanker
Senior General Manager (Legal) & Company Secretary

Rakesh Jha
Chief Financial Officer

Ajay Mittal
Chief Accountant

Financial Statements of ICICI Bank Limited

Cash Flow Statement

for the year ended March 31, 2015

₹ in '000s

		Year ended 31.03.2015	Year ended 31.03.2014
Cash flow from operating activities			
Profit before taxes		**158,199,234**	139,681,708
Adjustments for:			
Depreciation and amortisation		**7,344,649**	6,547,956
Net (appreciation)/depreciation on investments		**(152,338)**	(420,558)
Provision in respect of non-performing and other assets		**31,412,687**	22,522,704
Prudential provision for standard assets		**3,847,873**	2,487,696
Provision for contingencies & others		**760,070**	542,464
Income from subsidiaries, joint ventures and consolidated entities		**(15,750,993)**	(13,158,016)
(Profit)/loss on sale of fixed assets		**(69,186)**	(1,363,815)
Employees stock options grants		**16,390**	20,909
	(i)	**185,608,386**	**156,861,048**
Adjustments for:			
(Increase)/decrease in investments		**10,840,731**	78,314,244
(Increase)/decrease in advances		**(539,603,596)**	(510,443,893)
Increase/(decrease) in deposits		**296,490,730**	393,000,313
(Increase)/decrease in other assets		**53,816,573**	(50,813,059)
Increase/(decrease) in other liabilities and provisions		**(13,721,352)**	21,377,255
	(ii)	**(192,176,914)**	**(68,565,140)**
Refund/(payment) of direct taxes	(iii)	**(41,676,358)**	**(41,609,922)**
Net cash flow from/(used in) operating activities (i)+(ii)+(iii)	(A)	**(48,244,886)**	**46,685,986**
Cash flow from investing activities			
Redemption from/(investments in) subsidiaries and/or joint ventures (including application money)		**8,724,904**	6,129,087
Income from subsidiaries, joint ventures and consolidated entities		**15,750,993**	13,158,016
Purchase of fixed assets		**(7,874,256)**	(6,784,647)
Proceeds from sale of fixed assets		**313,705**	1,992,598
(Purchase)/sale of held to maturity securities		**(108,910,985)**	(136,959,843)
Net cash used in investing activities	(B)	**(91,995,639)**	**(122,464,789)**
Cash flow from financing activities			
Proceeds from issue of share capital (including ESOPs)		**3,477,284**	761,819
Proceeds from long term borrowings		**352,031,564**	269,599,448
Repayment of long term borrowings		**(217,591,059)**	(163,836,426)
Net proceeds/(repayment) of short term borrowings		**41,044,010**	(12,686,924)
Dividend and dividend tax paid		**(28,905,082)**	(25,454,225)
Net cash generated from/(used in) financing activities	(C)	**150,056,717**	**68,383,692**
Effect of exchange fluctuation on translation reserve	(D)	**(2,065,996)**	**8,515,880**
Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)		**7,750,196**	**1,120,769**
Cash and cash equivalents at beginning of the year		**415,295,957**	414,175,188
Cash and cash equivalents at end of the year		**423,046,153**	415,295,957

Significant accounting policies and notes to accounts (refer schedule 17 & 18)
The Schedules referred to above form an integral part of the Balance Sheet.

As per our Report of even date.

For **B S R & Co. LLP**
Chartered Accountants
ICAI Firm Registration no.: 101248W/W-100022

Venkataramanan Vishwanath
Partner
Membership no.: 113156

Place : Mumbai
Date : April 27, 2015

For and on behalf of the Board of Directors

K. V. Kamath
Chairman

Homi Khusrokhan
Director

Chanda Kochhar
Managing Director & CEO

N. S. Kannan
Executive Director

K. Ramkumar
Executive Director

Rajiv Sabharwal
Executive Director

P. Sanker
Senior General Manager
(Legal) & Company Secretary

Rakesh Jha
Chief Financial Officer

Ajay Mittal
Chief Accountant

Financial Statements of ICICI Bank Limited

Schedules

forming part of the Balance Sheet

₹ in '000s

	At 31.03.2015	At 31.03.2014
SCHEDULE 1 - CAPITAL		
Authorised capital		
6,375,000,000 equity shares of ₹ 2 each (March 31, 2014: 6,375,000,000 equity shares of ₹ 2 each)	**12,750,000**	12,750,000
15,000,000 shares of ₹ 100 each (March 31, 2014: 15,000,000 shares of ₹ 100 each)[1]	**1,500,000**	1,500,000
350 preference shares of ₹ 10 million each (March 31, 2014: 350 preference shares of ₹ 10 million each)[2]	**3,500,000**	3,500,000
Equity share capital		
Issued, subscribed and paid-up capital		
5,774,163,845 equity shares of ₹ 2 each (March 31, 2014: 5,767,908,575 equity shares)	**11,548,327**	11,535,817
Add: 23,080,800 equity shares of ₹ 2 each (March 31, 2014: 7,027,700 equity shares) issued pursuant to exercise of employee stock options	**46,162**	14,055
Less: Nil equity shares of ₹ 10 each forfeited (March 31, 2014: 154,486 equity shares)	**–**	1,545
	11,594,489	**11,548,327**
Less: Calls unpaid	**–**	–
Add: 266,089 equity shares of ₹ 10 each forfeited (March 31, 2014: 266,089 equity shares)	**2,119**	2,119
TOTAL CAPITAL	**11,596,608**	**11,550,446**

1. *These shares will be of such class and with such rights, privileges, conditions or restrictions as may be determined by the Bank in accordance with the Articles of Association of the Bank and subject to the legislative provisions in force for the time being in that behalf.*
2. *Pursuant to RBI circular the issued and paid-up preference shares are grouped under Schedule 4 - "Borrowings".*
3. *The shareholders of the Bank have approved the sub-division of each equity share having a face value of ₹ 10 into five equity shares having a face value of ₹ 2 each through postal ballot on November 20, 2014. The record date for the sub-division was December 5, 2014. All shares and per share information in the financial results reflect the effect of sub-division for each of the periods presented.*

Schedules

forming part of the Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2015	At 31.03.2014
SCHEDULE 2 - RESERVES AND SURPLUS		
I. Statutory reserve		
Opening balance	**135,266,519**	110,736,519
Additions during the year	**27,939,000**	24,530,000
Deductions during the year	**–**	–
Closing balance	**163,205,519**	135,266,519
II. Special reserve		
Opening balance	**54,790,000**	45,790,000
Additions during the year	**11,000,000**	9,000,000
Deductions during the year	**–**	–
Closing balance	**65,790,000**	54,790,000
III. Securities premium		
Opening balance	**314,976,217**	314,030,282
Additions during the year[1]	**3,438,867**	945,935
Deductions during the year	**–**	–
Closing balance	**318,415,084**	314,976,217
IV. Investment reserve account		
Opening balance	**1,270,000**	–
Additions during the year	**–**	1,270,000
Deductions during the year	**(1,270,000)**	–
Closing balance	**–**	1,270,000
V. Capital reserve		
Opening balance	**22,932,500**	22,172,500
Additions during the year[2]	**2,919,250**	760,000
Deductions during the year	**–**	–
Closing balance	**25,851,750**	22,932,500
VI. Foreign currency translation reserve		
Opening balance	**22,341,844**	13,825,964
Additions during the year	**5,475,445**	10,738,333
Deductions during the year[3]	**(7,541,441)**	(2,222,453)
Closing balance	**20,275,848**	22,341,844
VII. Reserve fund		
Opening balance	**95,865**	49,719
Additions during the year[4]	**7,660**	46,146
Deductions during the year[5]	**(66,831)**	–
Closing balance	**36,694**	95,865
VIII. Revenue and other reserves		
Opening balance	**35,658,256**	49,850,534
Additions during the year[5]	**66,831**	–
Deductions during the year[6]	**(9,291,589)**	(14,192,278)
Closing balance	**26,433,498**	35,658,256
IX. Balance in profit and loss account	**172,614,164**	**133,185,885**
TOTAL RESERVES AND SURPLUS	**792,622,557**	**720,517,086**

1. *Includes ₹3,431.1 million (March 31, 2014: ₹731.7 million) on exercise of employee stock options.*
2. *Includes appropriations made for profit on sale of investments in held-to-maturity category, net of taxes and transfer to Statutory Reserve and profit on sale of land and buildings, net of taxes and transfer to Statutory Reserve.*

Financial Statements of ICICI Bank Limited
Schedules
forming part of the Balance Sheet *(Contd.)*

3. *Represents exchange profit on repatriation of retained earnings from overseas branches.*
4. *Includes appropriations made to Reserve Fund and Investment Fund Account for the year ended March 31, 2014 and Reserve Fund for the year ended March 31, 2015 in accordance with regulations applicable to Sri Lanka branch.*
5. *In accordance with guidelines issued by Central Bank of Sri Lanka, banks in Sri Lanka are no longer required to make appropriation towards Investment Fund Account and has advised banks to transfer the balance in the account to retained earnings. Hence, the balance of ₹ 66.8 million outstanding in Investment Fund Account has been transferred to revenue and other reserves.*
6. *Represents*
   - *i. At March 31, 2015, amount utilised with approval of RBI to provide for outstanding Funded Interest Term Loans (FITL) related to accounts restructured prior to the issuance of RBI guideline in 2008, refer detailed note no. 25 in schedule - 18.*
   - *ii At March 31, 2014, amount utilised for creation of deferred tax liability on balance in Special Reserve at March 31, 2013 in accordance with RBI circular dated December 20, 2013.*

₹ in '000s

	At 31.03.2015	At 31.03.2014
SCHEDULE 3 - DEPOSITS		
A. I. Demand deposits		
i) From banks	**37,831,640**	25,476,803
ii) From others	**457,365,884**	406,977,333
II. Savings bank deposits	**1,148,601,209**	991,329,979
III. Term deposits		
i) From banks	**82,869,479**	102,299,809
ii) From others	**1,888,959,089**	1,793,052,646
TOTAL DEPOSITS	**3,615,627,301**	**3,319,136,570**
B. I. Deposits of branches in India	**3,503,097,631**	3,161,544,668
II. Deposits of branches outside India	**112,529,670**	157,591,902
TOTAL DEPOSITS	**3,615,627,301**	**3,319,136,570**

Schedules

forming part of the Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2015	At 31.03.2014
SCHEDULE 4 - BORROWINGS		
I. Borrowings in India		
i) Reserve Bank of India	**119,500,000**	85,800,000
ii) Other banks	**18,750,000**	2,995,750
iii) Other institutions and agencies		
a) Government of India	**–**	–
b) Financial institutions	**134,879,740**	99,395,771
iv) Borrowings in the form of bonds and debentures (excluding subordinated debt)	**83,975,239**	15,713,962
v) Application money-bonds	**–**	–
vi) Capital instruments		
a) Innovative Perpetual Debt Instruments (IPDI) (qualifying as additional Tier 1 capital)	**13,010,000**	13,010,000
b) Hybrid debt capital instruments issued as bonds/debentures (qualifying as Tier 2 capital)	**98,159,787**	98,166,998
c) Redeemable Non-Cumulative Preference Shares (RNCPS) (350 RNCPS of ₹ 10.0 million each issued to preference share holders of erstwhile ICICI Limited on amalgamation, redeemable at par on April 20, 2018)	**3,500,000**	3,500,000
d) Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	**216,743,837**	216,411,732
TOTAL BORROWINGS IN INDIA	**688,518,603**	**534,994,213**
II. Borrowings outside India		
i) Capital instruments		
a) Innovative Perpetual Debt Instruments (IPDI) (qualifying as additional Tier 1 capital)	**21,227,648**	20,336,164
b) Hybrid debt capital instruments issued as bonds/debentures (qualifying as Tier 2 capital)	**56,250,000**	53,923,500
ii) Bonds and notes	**404,197,597**	382,510,395
iii) Other borrowings[1]	**553,979,650**	555,826,267
TOTAL BORROWINGS OUTSIDE INDIA	**1,035,654,895**	**1,012,596,326**
TOTAL BORROWINGS	**1,724,173,498**	**1,547,590,539**

1. *Includes borrowings guaranteed by Government of India for the equivalent of ₹ 13,336.4 million (March 31, 2014: ₹ 16,353.2 million)*
2. *Secured borrowings in I and II above amount to Nil (March 31, 2014: Nil) except borrowings of ₹ 129,056.8 million (March 31, 2014: ₹ 83,307.7 million) under Collateralised Borrowing and Lending Obligation, market repurchase transactions with banks and financial institutions and transactions under Liquidity Adjustment Facility and Marginal Standing Facility.*

Financial Statements of ICICI Bank Limited

Schedules

forming part of the Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2015	At 31.03.2014
SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS		
I. Bills payable	**48,691,161**	48,448,212
II. Inter-office adjustments (net)	**2,268,830**	–
III. Interest accrued	**41,023,668**	38,695,810
IV. Sundry creditors	**43,107,796**	45,130,364
V. Provision for standard assets	**23,336,041**	19,317,632
VI. Others[1]	**158,771,076**	195,963,436
TOTAL OTHER LIABILITIES AND PROVISIONS	**317,198,572**	**347,555,454**

1. *Includes:*
   a) *Proposed dividend amounting to ₹ 28,988.1 million (March 31, 2014: ₹ 26,562.8 million).*
   b) *Corporate dividend tax payable amounting to ₹ 2,711.5 million (March 31, 2014: ₹ 2,312.5 million).*

₹ in '000s

	At 31.03.2015	At 31.03.2014
SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA		
I. Cash in hand (including foreign currency notes)	**66,777,513**	51,869,228
II. Balances with Reserve Bank of India in current accounts	**189,751,556**	166,349,034
TOTAL CASH AND BALANCES WITH RESERVE BANK OF INDIA	**256,529,069**	**218,218,262**

₹ in '000s

	At 31.03.2015	At 31.03.2014
SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE		
I. In India		
i) Balances with banks		
a) In current accounts	**2,836,503**	4,529,211
b) In other deposit accounts	**65,000**	27,032
ii) Money at call and short notice		
a) With banks	**–**	4,793,200
b) With other institutions	**–**	27,865,322
TOTAL	**2,901,503**	**37,214,765**
II. Outside India		
i) In current accounts	**117,452,072**	29,188,494
ii) In other deposit accounts	**26,879,172**	44,399,063
iii) Money at call and short notice	**19,284,337**	86,275,373
TOTAL	**163,615,581**	**159,862,930**
TOTAL BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE	**166,517,084**	**197,077,695**

Schedules

forming part of the Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2015	At 31.03.2014
SCHEDULE 8 - INVESTMENTS		
I. Investments in India [net of provisions]		
i) Government securities	**1,056,108,701**	951,820,555
ii) Other approved securities	**-**	-
iii) Shares (includes equity and preference shares)	**23,196,661**	24,017,918
iv) Debentures and bonds	**115,823,333**	121,203,629
v) Subsidiaries and/or joint ventures	**65,482,766**	65,482,766
vi) Others (commercial paper, mutual fund units, pass through certificates, security receipts, certificate of deposits, Rural Infrastructure Development Fund deposits and other related investments)	**526,688,538**	533,636,254
TOTAL INVESTMENTS IN INDIA	**1,787,299,999**	**1,696,161,122**
II. Investments outside India [net of provisions]		
i) Government securities	**17,824,004**	7,095,945
ii) Subsidiaries and/or joint ventures abroad (includes equity and preference shares)	**49,803,396**	59,553,372
iii) Others (equity shares, bonds and certificate of deposits)	**10,872,949**	7,407,725
TOTAL INVESTMENTS OUTSIDE INDIA	**78,500,349**	**74,057,042**
TOTAL INVESTMENTS	**1,865,800,348**	**1,770,218,164**
A. Investments in India		
Gross value of investments	**1,813,593,571**	1,719,617,326
Less: Aggregate of provision/depreciation/(appreciation)	**26,293,572**	23,456,204
Net investments	**1,787,299,999**	1,696,161,122
B. Investments outside India		
Gross value of investments	**79,061,690**	74,375,855
Less: Aggregate of provision/depreciation/(appreciation)	**561,341**	318,813
Net investments	**78,500,349**	74,057,042
TOTAL INVESTMENTS	**1,865,800,348**	**1,770,218,164**

Financial Statements of ICICI Bank Limited
Schedules
forming part of the Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2015	At 31.03.2014
SCHEDULE 9 - ADVANCES [net of provisions]		
A. i) Bills purchased and discounted	**124,699,264**	83,655,926
ii) Cash credits, overdrafts and loans repayable on demand	**678,157,310**	552,132,982
iii) Term loans	**3,072,364,154**	2,751,237,584
TOTAL ADVANCES	**3,875,220,728**	**3,387,026,492**
B. i) Secured by tangible assets (includes advances against book debts)	**3,246,003,157**	2,858,197,549
ii) Covered by bank/government guarantees	**96,877,890**	41,650,261
iii) Unsecured	**532,339,681**	487,178,682
TOTAL ADVANCES	**3,875,220,728**	**3,387,026,492**
C. I. Advances in India		
i) Priority sector	**762,092,862**	645,517,532
ii) Public sector	**35,374,080**	27,754,783
iii) Banks	**146,618**	287,641
iv) Others	**2,136,406,625**	1,816,506,450
TOTAL ADVANCES IN INDIA	**2,934,020,185**	**2,490,066,406**
II. Advances outside India		
i) Due from banks	**2,483,044**	5,935,596
ii) Due from others		
a) Bills purchased and discounted	**44,434,806**	33,737,778
b) Syndicated and term loans	**765,973,178**	752,854,831
c) Others	**128,309,515**	104,431,881
TOTAL ADVANCES OUTSIDE INDIA	**941,200,543**	**896,960,086**
TOTAL ADVANCES	**3,875,220,728**	**3,387,026,492**

₹ in '000s

	At 31.03.2015	At 31.03.2014
SCHEDULE 10 - FIXED ASSETS		
I. Premises		
At cost at March 31 of preceding year	**39,639,238**	38,822,279
Additions during the year	**1,095,947**	1,448,393
Deductions during the year	**(212,565)**	(631,434)
Depreciation to date[1]	**(9,896,951)**	(8,668,942)
Net block[2]	**30,625,669**	**30,970,296**
II. Other fixed assets (including furniture and fixtures)		
At cost at March 31 of preceding year	**42,567,275**	40,314,014
Additions during the year	**6,173,584**	4,986,935
Deductions during the year	**(2,518,833)**	(2,733,674)
Depreciation to date[3]	**(31,918,804)**	(29,089,823)
Net block	**14,303,222**	**13,477,452**
III. Assets given on lease		
At cost at March 31 of preceding year	**17,299,544**	17,299,544
Additions during the year	**–**	–
Deductions during the year	**–**	–
Depreciation to date, accumulated lease adjustment and provisions[4]	**(14,973,248)**	(14,965,932)
Net block	**2,326,296**	**2,333,612**
TOTAL FIXED ASSETS	**47,255,187**	**46,781,360**

1. *Includes depreciation charge amounting to ₹ 1,270.2 million (March 31, 2014: ₹ 1,222.7 million).*
2. *Includes assets of ₹ 2.0 million (March 31, 2014: ₹ 12.7 million) which are held for sale.*
3. *Includes depreciation charge amounting to ₹ 4,968.7 million (March 31, 2014: ₹ 4,220.0 million).*
4. *Includes depreciation charge/lease adjustment amounting to ₹ 350.6 million (March 31, 2014: ₹ 317.0 million).*

Schedules

forming part of the Balance Sheet *(Contd.)*

₹ in '000s

SCHEDULE 11 - OTHER ASSETS	At 31.03.2015	At 31.03.2014
I. Inter-office adjustments (net)	–	1,816,918
II. Interest accrued	**57,085,691**	47,159,107
III. Tax paid in advance/tax deducted at source (net)	**32,298,374**	39,263,411
IV. Stationery and stamps	**2,230**	2,995
V. Non-banking assets acquired in satisfaction of claims[1]	**687,962**	671,126
VI. Advance for capital assets	**1,841,577**	936,223
VII. Deposits	**11,403,692**	11,123,670
VIII. Deferred tax asset (net)	**14,480,041**	7,468,610
IX. Others	**132,170,940**	218,651,805
TOTAL OTHER ASSETS	**249,970,508**	**327,093,866**

1. *Includes certain non-banking assets acquired in satisfaction of claims which are in the process of being transferred in the Bank's name.*

₹ in '000s

SCHEDULE 12 - CONTINGENT LIABILITIES	At 31.03.2015	At 31.03.2014
I. Claims against the Bank not acknowledged as debts	**39,770,154**	42,236,215
II. Liability for partly paid investments	**65,787**	65,787
III. Liability on account of outstanding forward exchange contracts[1]	**2,898,724,970**	2,691,373,680
IV. Guarantees given on behalf of constituents		
a) In India	**755,159,468**	759,132,326
b) Outside India	**238,105,768**	262,927,479
V. Acceptances, endorsements and other obligations	**496,588,147**	505,542,096
VI. Currency swaps[1]	**514,309,351**	594,394,058
VII. Interest rate swaps, currency options and interest rate futures[1]	**3,538,297,671**	2,919,036,799
VIII. Other items for which the Bank is contingently liable	**38,754,775**	39,596,011
TOTAL CONTINGENT LIABILITIES	**8,519,776,091**	**7,814,304,451**

1. *Represents notional amount.*

Financial Statements of ICICI Bank Limited
Schedules
forming part of the Profit and Loss Account

₹ in '000s

	Year ended 31.03.2015	Year ended 31.03.2014
SCHEDULE 13 - INTEREST EARNED		
I. Interest/discount on advances/bills	**356,310,839**	314,279,281
II. Income on investments	**119,445,664**	115,570,556
III. Interest on balances with Reserve Bank of India and other inter-bank funds	**1,950,994**	1,999,808
IV. Others[1,2]	**13,203,902**	9,931,883
TOTAL INTEREST EARNED	**490,911,399**	**441,781,528**

1. *Includes interest on income tax refunds amounting to ₹ 2,707.7 million (March 31, 2014: ₹ 1,824.1 million).*
2. *Includes interest and amortisation of premium on non-trading interest rate swaps and foreign currency swaps.*

₹ in '000s

	Year ended 31.03.2015	Year ended 31.03.2014
SCHEDULE 14 - OTHER INCOME		
I. Commission, exchange and brokerage	**69,798,945**	63,073,383
II. Profit/(loss) on sale of investments (net)[1]	**15,502,667**	4,173,819
III. Profit/(loss) on revaluation of investments (net)	**(18,002)**	3,479,783
IV. Profit/(loss) on sale of land, buildings and other assets (net)[2]	**69,186**	1,363,815
V. Profit/(loss) on exchange transactions (net)[1,3]	**20,420,685**	18,265,273
VI. Income earned by way of dividends, etc. from subsidiary companies and/or joint ventures abroad/in India	**15,590,636**	12,956,193
VII. Miscellaneous income (including lease income)	**397,188**	966,455
TOTAL OTHER INCOME	**121,761,305**	**104,278,721**

1. *For year ended March 31, 2015, includes loss on account of sale of entire equity investment in ICICI Bank Eurasia LLC, a wholly owned subsidiary.*
2. *Includes profit/(loss) on sale of assets given on lease.*
3. *Includes exchange profit/(loss) on repatriation of retained earnings/capital from overseas branches/subsidiaries.*

₹ in '000s

	Year ended 31.03.2015	Year ended 31.03.2014
SCHEDULE 15 - INTEREST EXPENDED		
I. Interest on deposits	**202,939,485**	178,681,896
II. Interest on Reserve Bank of India/inter-bank borrowings	**12,632,629**	21,496,888
III. Others (including interest on borrowings of erstwhile ICICI Limited)	**84,943,180**	76,847,102
TOTAL INTEREST EXPENDED	**300,515,294**	**277,025,886**

₹ in '000s

	Year ended 31.03.2015	Year ended 31.03.2014
SCHEDULE 16 - OPERATING EXPENSES		
I. Payments to and provisions for employees	**47,498,752**	42,201,084
II. Rent, taxes and lighting[1]	**8,904,434**	8,339,594
III. Printing and stationery	**1,276,509**	1,480,840
IV. Advertisement and publicity	**1,616,167**	1,834,023
V. Depreciation on Bank's property	**6,238,893**	5,442,682
VI. Depreciation (including lease equalisation) on leased assets	**350,597**	316,981
VII. Directors' fees, allowances and expenses	**7,517**	4,440
VIII. Auditors' fees and expenses	**66,793**	56,898
IX. Law charges	**382,258**	431,654
X. Postages, courier, telephones, etc.	**2,624,947**	2,629,880
XI. Repairs and maintenance	**8,662,192**	7,305,725
XII. Insurance	**3,604,748**	2,980,844
XIII. Direct marketing agency expenses	**7,915,023**	5,754,856
XIV. Other expenditure	**25,809,477**	24,309,113
TOTAL OPERATING EXPENSES	**114,958,307**	**103,088,614**

1. *Includes lease payment of ₹ 6,463.1 million (March 31, 2014: ₹ 5,774.8 million).*

Schedules

forming part of the Accounts *(Contd.)*

SCHEDULE 17

SIGNIFICANT ACCOUNTING POLICIES

Overview

ICICI Bank Limited (ICICI Bank or the Bank), incorporated in Vadodara, India is a publicly held banking company engaged in providing a wide range of banking and financial services including commercial banking and treasury operations. ICICI Bank is a banking company governed by the Banking Regulation Act, 1949. The Bank also has overseas branches in Bahrain, Dubai, Hong Kong, Qatar, Sri Lanka, China, Singapore, United States of America and Offshore Banking Unit.

Basis of preparation

The financial statements have been prepared in accordance with requirements prescribed under the Third Schedule of the Banking Regulation Act, 1949. The accounting and reporting policies of ICICI Bank used in the preparation of these financial statements conform to Generally Accepted Accounting Principles in India (Indian GAAP), the guidelines issued by Reserve Bank of India (RBI) from time to time, Companies Act, 2013 and the Accounting Standards (AS) issued by the Institute of Chartered Accountants of India (ICAI) and notified under the Companies (Accounting Standards) Rules, 2006 to the extent applicable and practices generally prevalent in the banking industry in India. The Bank follows the historical cost convention and the accrual method of accounting, except in the case of interest income on non-performing assets (NPAs) where it is recognised upon realisation.

The preparation of financial statements requires the management to make estimates and assumptions that are considered in the reported amounts of assets and liabilities (including contingent liabilities) as of the date of the financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the financial statements are prudent and reasonable. Future results could differ from these estimates.

Significant Accounting Policies

1. Revenue recognition

a) Interest income is recognised in the profit and loss account as it accrues except in the case of non-performing assets (NPAs) where it is recognised upon realisation, as per the income recognition and asset classification norms of RBI.

b) Income from finance leases is calculated by applying the interest rate implicit in the lease to the net investment outstanding on the lease over the primary lease period. Finance leases entered into prior to April 1, 2001 have been accounted for as per the Guidance Note on Accounting for Leases issued by ICAI. The finance leases entered post April 1, 2001 have been accounted for as per Accounting Standard 19 - Leases.

c) Income on discounted instruments is recognised over the tenure of the instrument on a constant yield basis.

d) Dividend income is accounted on accrual basis when the right to receive the dividend is established.

e) Loan processing fee is accounted for upfront when it becomes due.

f) Project appraisal/structuring fee is accounted for on the completion of the agreed service.

g) Arranger fee is accounted for as income when a significant portion of the arrangement/syndication is completed.

h) Commission received on guarantees issued is amortised on a straight-line basis over the period of the guarantee.

i) All other fees are accounted for as and when they become due.

j) Net income arising from sell-down/securitisation of loan assets prior to February 1, 2006 has been recognised upfront as interest income. With effect from February 1, 2006, net income arising from securitisation of loan assets is amortised over the life of securities issued or to be issued by the special purpose vehicle/special purpose entity to which the assets are sold. Net income arising from sale of loan assets through direct assignment with recourse obligation is amortised over the life of underlying assets sold and net income from sale of loan assets through direct assignment, without any recourse obligation, is recognised at the time of sale. Net loss arising on account of the sell-down/securitisation and direct assignment of loan assets is recognised at the time of sale.

k) The Bank deals in bullion business on a consignment basis. The difference between price recovered from customers and cost of bullion is accounted for at the time of sales to the customers. The Bank also deals in bullion on a borrowing and lending basis and the interest paid/received is accounted on accrual basis.

2. Investments

Investments are accounted for in accordance with the extant RBI guidelines on investment classification and valuation as given below.

1. All investments are classified into 'Held to Maturity', 'Available for Sale' and 'Held for Trading'. Reclassifications, if any, in any category are accounted for as per RBI guidelines. Under each classification, the investments are further categorised as (a) government securities, (b) other approved securities, (c) shares, (d) bonds and debentures, (e) subsidiaries and joint ventures and (f) others.
2. 'Held to Maturity' securities are carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of fixed rate and floating rate securities acquired is amortised over the remaining period to maturity on a constant yield basis and straight line basis respectively.
3. 'Available for Sale' and 'Held for Trading' securities are valued periodically as per RBI guidelines. Any premium over the face value of fixed rate and floating rate investments in government securities, classified as 'Available for Sale', is amortised over the remaining period to maturity on constant yield basis and straight line basis respectively. Quoted investments are valued based on the trades/quotes on the recognised stock exchanges, subsidiary general ledger account transactions, price list of RBI or prices declared by Primary Dealers Association of India jointly with Fixed Income Money Market and Derivatives Association (FIMMDA), periodically.

   The market/fair value of unquoted government securities which are in the nature of Statutory Liquidity Ratio (SLR) securities included in the 'Available for Sale' and 'Held for Trading' categories is as per the rates published by FIMMDA. The valuation of other unquoted fixed income securities wherever linked to the Yield-to-Maturity (YTM) rates, is computed with a mark-up (reflecting associated credit risk) over the YTM rates for government securities published by FIMMDA.

   Unquoted equity shares are valued at the break-up value, if the latest balance sheet is available, or at ₹ 1, as per RBI guidelines.

   Securities are valued scrip-wise and depreciation/appreciation is aggregated for each category. Net appreciation in each category, if any, being unrealised, is ignored, while net depreciation is provided for. Non-performing investments are identified based on the RBI guidelines.
4. Treasury bills, commercial papers and certificate of deposits being discounted instruments, are valued at carrying cost.
5. Costs including brokerage and commission pertaining to investments, paid at the time of acquisition, are charged to the profit and loss account. Cost of investments is computed based on the First-In-First-Out (FIFO) method.
6. Equity investments in subsidiaries/joint ventures are categorised as 'Held to Maturity' in accordance with RBI guidelines. The Bank assesses these investments for any permanent diminution in value and appropriate provisions are made.
7. Profit/loss on sale of investments in the 'Held to Maturity' category is recognised in the profit and loss account and profit is thereafter appropriated (net of applicable taxes and statutory reserve requirements) to Capital Reserve. Profit/loss on sale of investments in 'Available for Sale' and 'Held for Trading' categories is recognised in the profit and loss account.
8. Market repurchase and reverse repurchase transactions are accounted for as borrowing and lending transactions respectively in accordance with the extant RBI guidelines. The transactions with RBI under Liquidity Adjustment Facility (LAF) are accounted for as borrowing and lending transactions.
9. Broken period interest (the amount of interest from the previous interest payment date till the date of purchase/ sale of instruments) on debt instruments is treated as a revenue item.

10. At the end of each reporting period, security receipts issued by the asset reconstruction companies are valued in accordance with the guidelines applicable to such instruments, prescribed by RBI from time to time. Accordingly, in cases where the cash flows from security receipts issued by the asset reconstruction companies are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Bank reckons the net asset value obtained from the asset reconstruction company from time to time, for valuation of such investments at each reporting period end.

11. The Bank follows trade date method of accounting for purchase and sale of investments, except for government of India and state government securities where settlement date method of accounting is followed in accordance with RBI guidelines.

3. Provision/write-offs on loans and other credit facilities

The Bank classifies its loans and investments, including at overseas branches and overdues arising from crystallised derivative contracts, into performing and NPAs in accordance with RBI guidelines. Loans and advances held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the extant RBI guidelines, are classified as NPAs to the extent of amount outstanding in the host country. Further, NPAs are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by RBI.

In the case of corporate loans and advances, provisions are made for sub-standard and doubtful assets at rates prescribed by RBI. Loss assets and the unsecured portion of doubtful assets are provided/written-off as per the extant RBI guidelines. For loans and advances booked in overseas branches, which are standard as per the extant RBI guidelines but are classified as NPAs based on host country guidelines, provisions are made as per the host country regulations. For loans and advances booked in overseas branches, which are NPAs as per the extant RBI guidelines and as per host country guidelines, provisions are made at the higher of the provisions required under RBI regulations and host country regulations. Provisions on homogeneous retail loans and advances, subject to minimum provisioning requirements of RBI, are assessed at a borrower level, on the basis of the ageing of the loans in the non-performing category. In respect of borrowers classified as non-cooperative borrowers, wilful defaulters and NPAs covered under distressed assets framework of RBI, the Bank makes accelerated provisions as per extant RBI guidelines.

The Bank holds specific provisions against non-performing loans and advances, general provision against performing loans and advances and floating provision taken over from erstwhile Bank of Rajasthan upon amalgamation. The assessment of incremental specific provisions is made after taking into consideration the existing specific provision held. The specific provisions on retail loans and advances held by the Bank are higher than the minimum regulatory requirements.

a) Provision on loans and advances restructured/rescheduled is made in accordance with the applicable RBI guidelines on restructuring of loans and advances by the Bank.

   In respect of non-performing loans and advances accounts subjected to restructuring, the account is upgraded to standard only after the specified period i.e. a period of one year after the date when first payment of interest or of principal, whichever is later, falls due, subject to satisfactory performance of the account during the period. A standard restructured loan is upgraded to the standard category when satisfactory payment performance is evidenced during the specified period and after the loan reverts to the normal level of standard asset provisions/ risk weights.

b) Amounts recovered against debts written-off in earlier years and provisions no longer considered necessary in the context of the current status of the borrower are recognised in the profit and loss account.

c) In addition to the specific provision on NPAs, the Bank maintains a general provision on performing loans and advances at rates prescribed by RBI. For performing loans and advances in overseas branches, the general provision is made at higher of host country regulations requirement and RBI requirement.

d) In addition to the provisions required to be held according to the asset classification status, provisions are held for individual country exposures including indirect country risk (other than for home country exposure). The countries are categorised into seven risk categories namely insignificant, low, moderately low, moderate, moderately high, high and very high, and provisioning is made on exposures exceeding 180 days on a graded scale ranging from

0.25% to 25%. For exposures with contractual maturity of less than 180 days, provision is required to be held at 25% of the rates applicable to exposures exceeding 180 days. The indirect exposure is reckoned at 50% of the exposure. If the country exposure (net) of the Bank in respect of each country does not exceed 1% of the total funded assets, no provision is required on such country exposure.

4. Transfer and servicing of assets

The Bank transfers commercial and consumer loans through securitisation transactions. The transferred loans are de-recognised and gains/losses are accounted for, only if the Bank surrenders the rights to benefits specified in the underlying securitised loan contract. Recourse and servicing obligations are accounted for net of provisions.

In accordance with the RBI guidelines for securitisation of standard assets, with effect from February 1, 2006, the Bank accounts for any loss arising from securitisation immediately at the time of sale and the profit/premium arising from securitisation is amortised over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. With effect from May 7, 2012, the RBI guidelines require the profit/premium arising from securitisation to be amortised over the life of the transaction based on the method prescribed in the guidelines.

In the case of loans sold to an asset reconstruction company, the excess provision is not reversed but is utilised to meet the shortfall/loss on account of sale of other financial assets to securitisation company (SC)/reconstruction company (RC) in accordance with RBI guideline dated July 13, 2005. With effect from February 26, 2014, in accordance with RBI guidelines, in case of non-performing loans sold to SCs/RCs, the Bank reverses the excess provision in profit and loss account in the year in which amounts are received.

Further, the RBI circular dated March 11, 2015 has allowed banks to reverse the excess provision/reserve on account of sale of NPAs to SCs/RCs prior to February 26, 2014 to profit and loss account.

5. Fixed assets and depreciation

Premises and other fixed assets are carried at cost less accumulated depreciation and impairment, if any. Cost includes freight, duties, taxes and incidental expenses related to the acquisition and installation of the asset. Depreciation is charged over the estimated useful life of a fixed asset on a straight-line basis. The useful lives of the groups of fixed assets, are given below.

Asset	Useful life
Premises owned by the Bank	60 years
Leased assets and improvements to leasehold premises	60 years or lease period whichever is lower
ATMs[1]	8 years
Plant and machinery[1] (including office equipments)	10 years
Computers	3 years
Furniture and fixtures[1]	6 years, 8 months
Motor vehicles[1]	5 years
Others (including software and system development expenses)[1]	4 years

1. *The useful life of assets is based on historical experience of the Bank, which is different from the useful life as prescribed in Schedule II to the Companies Act, 2013.*

a) Assets purchased/sold during the year are depreciated on a pro-rata basis for the actual number of days the asset has been put to use.

b) Items costing upto ₹ 5,000/- are depreciated fully over a period of 12 months from the date of purchase.

c) Assets at residences of Bank's employees are depreciated over the estimated useful life of 5 years.

d) In case of revalued/impaired assets, depreciation is provided over the remaining useful life of the assets with reference to revised asset values.

Schedules

forming part of the Accounts *(Contd.)*

6. Transactions involving foreign exchange

Foreign currency income and expenditure items of domestic operations are translated at the exchange rates prevailing on the date of the transaction. Income and expenditure items of integral foreign operations (representative offices) are translated at daily closing rates, and income and expenditure items of non-integral foreign operations (foreign branches and offshore banking units) are translated at quarterly average closing rates.

Monetary foreign currency assets and liabilities of domestic and integral foreign operations are translated at closing exchange rates notified by Foreign Exchange Dealers' Association of India (FEDAI) relevant to the balance sheet date and the resulting gains/losses are included in the profit and loss account.

Both monetary and non-monetary foreign currency assets and liabilities of non-integral foreign operations are translated relevant to closing exchange rates notified by FEDAI at the balance sheet date and the resulting gains/losses from exchange differences are accumulated in the foreign currency translation reserve until the disposal of the net investment in the non-integral foreign operations. On the disposal/partial disposal of a non-integral foreign operation, the cumulative/proportionate amount of the exchange differences which has been accumulated in the foreign currency translation reserve and which relates to that operation are recognised as income or expenses in the same period in which the gain or loss on disposal is recognised.

The premium or discount arising on inception of forward exchange contracts that are entered into to establish the amount of reporting currency required or available at the settlement date of a transaction is amortised over the life of the contract. All other outstanding forward exchange contracts are revalued based on the exchange rates notified by FEDAI for specified maturities and at interpolated rates for contracts of interim maturities. The contracts of longer maturities where exchange rates are not notified by FEDAI are revalued based on the forward exchange rates implied by the swap curves in respective currencies. The resultant gains or losses are recognised in the profit and loss account.

Contingent liabilities on account of guarantees, endorsements and other obligations denominated in foreign currencies are disclosed at the closing exchange rates notified by FEDAI relevant to the balance sheet date.

7. Accounting for derivative contracts

The Bank enters into derivative contracts such as foreign currency options, interest rate and currency swaps, credit default swaps and cross currency interest rate swaps.

The swap contracts entered to hedge on-balance sheet assets and liabilities are structured such that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and liabilities and accounted pursuant to the principles of hedge accounting. Hedge swaps are accounted for on an accrual basis and are not marked to market unless their underlying transaction is marked to market.

Foreign currency and rupee derivative contracts entered into for trading purposes are marked to market and the resulting gain or loss (net of provisions, if any) is accounted for in the profit and loss account. Pursuant to RBI guidelines, any receivables under derivative contracts which remain overdue for more than 90 days and mark-to-market gains on other derivative contracts with the same counter-parties are reversed through profit and loss account.

8. Employee Stock Option Scheme (ESOS)

The Employees Stock Option Scheme (the Scheme) provides for grant of options on the Bank's equity shares to wholetime directors and employees of the Bank and its subsidiaries. The Scheme provides that employees are granted an option to subscribe to equity shares of the Bank that vest in a graded manner. The options may be exercised within a specified period. The Bank follows the intrinsic value method to account for its stock-based employee compensation plans. Compensation cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date and amortised over the vesting period. The fair market price is the latest closing price, immediately prior to the grant date, which is generally the date of the meeting of the Board Governance, Remuneration & Nomination Committee in which the options are granted, on the stock exchange on which the shares of the Bank are listed. If the shares are listed on more than one stock exchange, then the stock exchange where there is highest trading volume on the said date is considered.

Schedules

forming part of the Accounts *(Contd.)*

9. Employee Benefits

Gratuity

The Bank pays gratuity, a defined benefit plan, to employees who retire or resign after a minimum prescribed period of continuous service and in case of employees at overseas locations as per the rules in force in the respective countries. The Bank makes contribution to a trust which administers the funds on its own account or through insurance companies.

The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Actuarial valuation of the gratuity liability is determined by an actuary appointed by the Bank. Actuarial valuation of gratuity liability is determined based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method.

Superannuation Fund

The Bank contributes 15.00% of the total annual basic salary of certain employees to superannuation funds, a defined contribution plan, managed and administered by insurance companies for its employees. The Bank also gives an option to its employees, allowing them to receive the amount contributed by the Bank along with their monthly salary during their employment.

The amount so contributed/paid by the Bank to the superannuation fund or to employee during the year is recognised in the profit and loss account.

Pension

The Bank provides for pension, a defined benefit plan covering eligible employees of erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan. The Bank makes contribution to a trust which administers the funds on its own account or through insurance companies. The plan provides for pension payment including dearness relief on a monthly basis to these employees on their retirement based on the respective employee's years of service with the Bank and applicable salary.

Actuarial valuation of the pension liability is determined by an actuary appointed by the Bank. Actuarial valuation of pension liability is calculated based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method.

The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Employees covered by the pension plan are not eligible for employer's contribution under the provident fund plan.

Provident Fund

The Bank is statutorily required to maintain a provident fund, a defined benefit plan, as a part of retirement benefits to its employees. Each employee contributes a certain percentage of his or her basic salary and the Bank contributes an equal amount for eligible employees. The Bank makes contribution as required by The Employees' Provident Funds and Miscellaneous Provisions Act, 1952 to Employees' Pension Scheme administered by the Regional Provident Fund Commissioner. The Bank makes balance contributions to a fund administered by trustees. The funds are invested according to the rules prescribed by the Government of India.

Actuarial valuation for the interest rate guarantee on the provident fund balances is determined by an actuary appointed by the Bank.

The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Leave encashment

The Bank provides for leave encashment benefit based on actuarial valuation conducted by an independent actuary.

Schedules

forming part of the Accounts *(Contd.)*

10. Income Taxes

Income tax expense is the aggregate amount of current tax and deferred tax expense incurred by the Bank. The current tax expense and deferred tax expense is determined in accordance with the provisions of the Income Tax Act, 1961 and as per Accounting Standard 22 - Accounting for Taxes on Income respectively. Deferred tax adjustments comprise changes in the deferred tax assets or liabilities during the year. Deferred tax assets and liabilities are recognised by considering the impact of timing differences between taxable income and accounting income for the current year, and carry forward losses. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. The impact of changes in deferred tax assets and liabilities is recognised in the profit and loss account. Deferred tax assets are recognised and re-assessed at each reporting date, based upon management's judgement as to whether their realisation is considered as reasonably/virtually certain.

11. Impairment of Assets

The immovable fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is treated as impaired when its carrying amount exceeds its recoverable amount. The impairment is recognised by debiting the profit and loss account and is measured as the amount by which the carrying amount of the impaired assets exceeds their recoverable value.

12. Provisions, contingent liabilities and contingent assets

The Bank estimates the probability of any loss that might be incurred on outcome of contingencies on the basis of information available up to the date on which the financial statements are prepared. A provision is recognised when an enterprise has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. Provisions are determined based on management estimates of amounts required to settle the obligation at the balance sheet date, supplemented by experience of similar transactions. These are reviewed at each balance sheet date and adjusted to reflect the current management estimates. In cases where the available information indicates that the loss on the contingency is reasonably possible but the amount of loss cannot be reasonably estimated, a disclosure to this effect is made in the financial statements. In case of remote possibility neither provision nor disclosure is made in the financial statements. The Bank does not account for or disclose contingent assets, if any.

The Bank estimates the probability of redemption of customer loyalty reward points using an actuarial method by employing an independent actuary and accordingly makes provision for these reward points. Actuarial valuation is determined based on certain assumptions regarding mortality rate, discount rate, cancellation rate and redemption rate.

13. Earnings per share (EPS)

Basic and diluted earnings per share are computed in accordance with Accounting Standard 20 – Earnings per share.

Basic earnings per share is calculated by dividing the net profit or loss after tax for the year attributable to equity shareholders by the weighted average number of equity shares outstanding during the year.

Diluted earnings per share reflect the potential dilution that could occur if contracts to issue equity shares were exercised or converted during the year. Diluted earnings per equity share is computed using the weighted average number of equity shares and dilutive potential equity shares outstanding during the year, except where the results are anti-dilutive.

14. Lease transactions

Lease payments for assets taken on operating lease are recognised as an expense in the profit and loss account over the lease term on straight line basis.

15. Cash and cash equivalents

Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

SCHEDULE 18

NOTES FORMING PART OF THE ACCOUNTS

The following additional disclosures have been made taking into account the requirements of Accounting Standards (ASs) and Reserve Bank of India (RBI) guidelines in this regard.

1. Earnings per share

Basic and diluted earnings per equity share are computed in accordance with AS 20 – Earnings per share. Basic earnings per equity share are computed by dividing net profit after tax by the weighted average number of equity shares outstanding during the year. The diluted earnings per equity share is computed using the weighted average number of equity shares and weighted average number of dilutive potential equity shares outstanding during the year.

The following table sets forth, for the periods indicated, the computation of earnings per share.

₹ in million, except per share data

	Year ended March 31, 2015	Year ended March 31, 2014
Basic		
Weighted average no. of equity shares outstanding	**5,785,726,485**	5,771,587,885
Net profit	**111,753.5**	98,104.8
Basic earnings per share (₹)	**19.32**	17.00
Diluted		
Weighted average no. of equity shares outstanding	**5,842,092,456**	5,794,468,950
Net profit	**111,753.5**	98,104.8
Diluted earnings per share (₹)	**19.13**	16.93
Nominal value per share (₹)	**2.00**	2.00

The dilutive impact is due to options granted to employees by the Bank.

The shareholders of the Bank have approved the sub-division of one equity share of ₹ 10 into five equity shares having a face value of ₹ 2 each through postal ballot on November 20, 2014. The record date for the sub-division was December 5, 2014. All shares and per share information in the financial results reflect the effect of sub-division for each of the periods presented.

2. Business/information ratios

The following table sets forth, for the periods indicated, the business/information ratios.

		Year ended March 31, 2015	Year ended March 31, 2014
(i)	Interest income to working funds[1]	**8.19%**	8.00%
(ii)	Non-interest income to working funds[1]	**2.03%**	1.89%
(iii)	Operating profit to working funds[1,2]	**3.29%**	3.00%
(iv)	Return on assets[3]	**1.86%**	1.78%
(v)	Net profit per employee[4] (₹ in million)	**1.6**	1.4
(vi)	Business (average deposits plus average advances) per employee[4,5] (₹ in million)	**83.2**	74.7

1. *For the purpose of computing the ratio, working funds represent the monthly average of total assets computed for reporting dates of Form X submitted to RBI under Section 27 of the Banking Regulation Act, 1949.*
2. *Operating profit is profit for the year before provisions and contingencies.*
3. *For the purpose of computing the ratio, assets represent monthly average of total assets computed for reporting dates of Form X submitted to RBI under Section 27 of the Banking Regulation Act, 1949.*
4. *Computed based on average number of employees which include sales executives, employees on fixed term contracts and interns.*
5. *The average deposits and the average advances represent the simple average of the figures reported in Form A to RBI under Section 42(2) of the Reserve Bank of India Act, 1934.*

3. Capital adequacy ratio

The Bank is subject to the Basel III capital adequacy guidelines stipulated by RBI with effect from April 1, 2013. The guidelines provide a transition schedule for Basel III implementation till March 31, 2019. As per the guidelines, the Tier-1 capital is made up of Common Equity Tier-1 (CET1) and Additional Tier-1.

At March 31, 2015, Basel III guidelines require the Bank to maintain a minimum capital to risk-weighted assets ratio (CRAR) of 9.0% with minimum CET1 CRAR of 5.5% and minimum Tier-1 CRAR of 7.0%.

The following table sets forth, for the period indicated, computation of capital adequacy as per Basel III framework.

₹ in million, except percentages

	At March 31, 2015	At March 31, 2014
Common Equity Tier 1 CRAR (%)	**12.78%**	12.78%
Tier-1 CRAR (%)	**12.78%**	12.78%
Tier-2 CRAR (%)	**4.24%**	4.92%
Total CRAR (%)	**17.02%**	17.70%
Amount of equity capital raised	–	–
Amount of Additional Tier-1 capital raised; of which		
Perpetual Non-Cumulative Preference Shares	–	–
Perpetual Debt Instruments	–	–
Amount of Tier-2 capital raised; of which		
Debt capital instrument	–	–
Preference Share Capital Instruments	–	–
[Perpetual Cumulative Preference Shares (PCPS)/Redeemable Non-Cumulative Preference Shares (RNCPS)/Redeemable Cumulative Preference Shares (RCPS)]		

4. Liquidity coverage ratio

The Basel Committee for Banking Supervision (BCBS) had proposed the liquidity coverage ratio (LCR) in order to ensure that a bank has an adequate stock of unencumbered high quality liquid assets (HQLA) to survive a significant liquidity stress lasting for a period of 30 days. LCR is defined as a ratio of HQLA to the total net cash outflows estimated for the next 30 calendar days. As per the RBI guidelines the minimum LCR required to be maintained by banks shall be implemented in the phased manner from January 1, 2015 as given below.

Starting from January 1	2015	2016	2017	2018	2019
Minimum LCR	60.0%	70.0%	80.0%	90.0%	100.0%

The Bank has been computing its LCR on a monthly basis since January 2015 as per the RBI guidelines. The following table sets forth the average of unweighted and weighted value of the LCR of the Bank, based on month end values, for the three months ended March 31, 2015.

₹ in million

Particulars	Total unweighted value (average)	Total weighted value (average)
High quality liquid assets		
1 Total high quality liquid assets	N.A.	569,153.4
Cash outflows		
2 Retail deposits and deposits from small business customers, of which:	2,126,588.6	192,404.6
(i) Stable deposits	405,084.6	20,254.2
(ii) Less stable deposits	1,721,504.0	172,150.4
3 Unsecured wholesale funding, of which:	840,202.0	392,978.7
(i) Operational deposits (all counterparties)	320,279.2	80,069.8
(ii) Non-operational deposits (all counterparties)	477,248.4	270,234.5
(iii) Unsecured debt	42,674.5	42,674.5

Schedules

forming part of the Accounts *(Contd.)*

₹ in million

	Particulars	Total unweighted value (average)	Total weighted value (average)
4	Secured wholesale funding	N.A.	–
5	Additional requirements, of which:	391,367.9	61,066.2
	(i) Outflows related to derivative exposures and other collateral requirements	11,577.8	11,577.8
	(ii) Outflows related to loss of funding on debt products	476.8	476.8
	(iii) Credit and liquidity facilities	379,313.3	49,011.6
6	Other contractual funding obligations	39,648.7	39,648.7
7	Other contingent funding obligations	1,936,332.7	96,816.6
8	**Total cash outflows**	**N.A.**	**782,914.9**
9	Secured lending (e.g. reverse repos)	–	–
10	Inflows from fully performing exposures	252,788.5	197,031.7
11	Other cash inflows	43,314.3	24,867.1
12	**Total cash inflows**	**296,102.8**	**221,898.8**
13	**Total HQLA**	**N.A.**	**569,153.4**
14	Total net cash outflows	N.A.	561,016.1
15	**Liquidity coverage ratio (%)**	**N.A.**	**101.45%**

Liquidity of the Bank is managed by the Asset Liability Management Group (ALMG) under the central oversight of the Asset Liability Management Committee (ALCO). For the domestic operations of the Bank, ALMG-India is responsible for the overall management of liquidity. For the overseas branches of the Bank, a decentralised approach is followed for day-to-day liquidity management, while a centralised approach is followed for long term funding in co-ordination with Head-Office. Liquidity in overseas branches is maintained taking into consideration both host country as well as the RBI regulations.

The Bank during the three months ended March 31, 2015 maintained average HQLA (after haircut) of ₹ 569,153.4 million against the average liquidity requirement of ₹ 336,609.6 million at minimum LCR requirement of 60%. HQLA primarily included cash, balance in excess of cash reserve requirement with RBI and the central banks of countries where Bank's branches are located amounting to ₹ 119,941.0 million, government securities in excess of minimum statutory liquidity ratio (SLR) and to the extent allowed under marginal standing facility (MSF) and facility to avail liquidity for LCR (FALLCR) of ₹ 405,228.9 million. Further, average level 2 assets primarily consisting of AA- and above rated corporate bonds and commercial papers were ₹ 29,028.0 million.

The Bank has been focusing on increasing its core liabilities, including current and savings account (CASA) deposits, retail term deposits and long-term bond borrowings in order to reduce its dependence on wholesale short-term liabilities and elongate the maturity profile of liabilities. At March 31, 2015, top liability products/instruments and their percentage contribution to the total liabilities of the Bank were saving account deposits 17.78%, term deposits 30.52%, bond borrowings 13.83% and current account deposits 7.66%. It may be noted that top 20 depositors constituted 6.43% of total deposits of the Bank at March 31, 2015. Further, the total borrowings mobilised from significant counterparties (from whom, the funds borrowed were more than 1.00% of the Bank's total liabilities), were 13.66% of the total liabilities of the Bank at March 31, 2015.

The weighted cash outflows are primarily driven by unsecured wholesale funding which includes operational deposits, non-operational deposits and unsecured debt. The unsecured wholesale funding contributed 50.19% of the total weighted cash outflows. The non-operational deposits includes term deposits with premature withdrawal facility. Retail deposits including deposits from small business customers and other contingent funding obligations contributed 24.58% and 12.37% of the total weighted cash outflows respectively. The other contingent funding obligations primarily include bank guarantees (BGs) and letters of credit (LCs) issued on behalf of the Bank's clients.

Liquidity requirement of the Bank on account of market valuation changes for derivative transactions was limited as the Bank has not signed Credit Support Annex (CSA) with any of its clients/interbank counterparties. However, the Bank may be required to post additional collateral due to market valuation changes on derivative transactions settled through Clearing Corporation of India (CCIL) which is a Qualified Central Counterparty (QCCP) in India. The outflow on account of market valuation change for derivative transactions with CCIL has been considered based on the prescribed look back approach.

Based on the above, monthly average LCR of the Bank for the three months ended March 31, 2015 was 101.45%. It may be noted that during the three months ended on March 31, 2015, other than Indian Rupee, USD was the only significant foreign currency which constituted more than 5.00% of the balance sheet size of the Bank. Average LCR of the Bank for USD currency was 100.83% for the three months ended March 31, 2015.

5. Information about business and geographical segments

Business Segments

Pursuant to the guidelines issued by RBI on AS 17 - Segment Reporting- Enhancement of Disclosures dated April 18, 2007, effective from year ended March 31, 2008, the following business segments have been reported.

- **Retail Banking** includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in BCBS document "International Convergence of Capital Measurement and Capital Standards: A Revised Framework".
- **Wholesale Banking** includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.
- **Treasury** includes the entire investment and derivative portfolio of the Bank.
- **Other Banking** includes leasing operations and other items not attributable to any particular business segment.

Income, expenses, assets and liabilities are either specifically identified with individual segments or are allocated to segments on a systematic basis.

All liabilities are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirements.

The transfer pricing mechanism of the Bank is periodically reviewed. The segment results are determined based on the transfer pricing mechanism prevailing for the respective reporting periods.

The following tables set forth, for the periods indicated, the business segment results on this basis.

₹ in million

	Particulars	For the year ended March 31, 2015				
		Retail Banking	Wholesale Banking	Treasury	Other Banking Business	Total
1	Revenue	329,911.8	335,025.1	439,310.6	15,815.1	**1,120,062.6**
2	Less: Inter-segment revenue					**507,389.9**
3	Total revenue (1)–(2)					**612,672.7**
4	**Segment results**	**27,242.8**	**62,240.7**	**64,499.5**	**4,216.2**	**158,199.2**
5	Unallocated expenses					–
6	Operating profit (4)-(5)					**158,199.2**
7	Income tax expenses (including deferred tax credit)					**46,445.7**
8	**Net profit (6)-(7)**					**111,753.5**
9	Segment assets	1,297,275.5	2,612,211.8	2,379,339.6	125,687.6	**6,414,514.5**
10	Unallocated assets[1]					**46,778.4**
11	**Total assets (9)+(10)**					**6,461,292.9**
12	Segment liabilities	2,661,620.1	1,038,243.2	2,656,157.0[2]	105,272.6	**6,461,292.9**
13	Unallocated liabilities					–
14	**Total liabilities (12)+(13)**					**6,461,292.9**
15	Capital expenditure	6,109.1	1,110.3	16.4	33.7	**7,269.5**
16	Depreciation	5,111.4	1,073.5	12.8	391.8	**6,589.5**

1. Includes tax paid in advance/tax deducted at source (net) and deferred tax asset (net).
2. Includes share capital and reserves and surplus.

Schedules

forming part of the Accounts *(Contd.)*

₹ in million

Particulars		For the year ended March 31, 2014				
		Retail Banking	Wholesale Banking	Treasury	Other Banking Business	Total
1	Revenue	274,116.0	324,024.8	392,682.6	9,363.4	**1,000,186.8**
2	Less: Inter-segment revenue					**454,126.6**
3	Total revenue (1)–(2)					**546,060.2**
4	**Segment results**	**18,295.2**	**65,886.3**	**52,522.7**	**2,977.5**	**139,681.7**
5	Unallocated expenses					-
6	Operating profit (4)-(5)					**139,681.7**
7	Income tax expenses (including deferred tax charge)					**41,576.9**
8	**Net profit (6)-(7)**					**98,104.8**
9	Segment assets	991,908.9	2,426,741.3	2,371,079.1	109,954.5	**5,899,683.8**
10	Unallocated assets[1]					**46,732.0**
11	**Total assets (9)+(10)**					**5,946,415.8**
12	Segment liabilities	2,388,971.3	1,048,445.5	2,408,745.2[2]	100,253.8	**5,946,415.8**
13	Unallocated liabilities					-
14	**Total liabilities (12)+(13)**					**5,946,415.8**
15	Capital expenditure	5,765.3	628.6	18.8	22.6	**6,435.3**
16	Depreciation	4,357.2	1,044.3	12.5	345.7	**5,759.7**

1. *Includes tax paid in advance/tax deducted at source (net) and deferred tax asset (net).*
2. *Includes share capital and reserves and surplus.*

Geographical segments

The Bank reports its operations under the following geographical segments.

- **Domestic operations** comprise branches in India.
- **Foreign operations** comprise branches outside India and offshore banking unit in India.

The following table sets forth, for the periods indicated, geographical segment revenues.

₹ in million

Revenue	**Year ended March 31, 2015**	Year ended March 31, 2014
Domestic operations	**557,994.4**	487,110.5
Foreign operations	**54,678.3**	58,949.7
Total	**612,672.7**	**546,060.2**

The following table sets forth, for the periods indicated, geographical segment assets.

₹ in million

Assets	**At March 31, 2015**	At March 31, 2014
Domestic operations	**5,210,699.8**	4,853,261.8
Foreign operations	**1,203,814.7**	1,046,422.0
Total	**6,414,514.5**	**5,899,683.8**

Segment assets do not include tax paid in advance/tax deducted at source (net) and deferred tax asset (net).

The following table sets forth, for the periods indicated, capital expenditure and depreciation thereon for the geographical segments.

₹ in million

	Capital expenditure incurred during		Depreciation provided during	
	Year ended March 31, 2015	Year ended March 31, 2014	**Year ended March 31, 2015**	Year ended March 31, 2014
Domestic operations	**7,203.7**	6,357.7	**6,539.1**	5,710.7
Foreign operations	**65.8**	77.6	**50.4**	49.0
Total	**7,269.5**	**6,435.3**	**6,589.5**	**5,759.7**

6. Maturity pattern

The following table sets forth, the maturity pattern of assets and liabilities of the Bank at March 31, 2015.

₹ in million

Maturity buckets	**Loans & Advances[1]**	**Investment securities[1]**	**Deposits[1]**	**Borrowings[1,2]**	**Total foreign currency assets[3]**	**Total foreign currency liabilities[3]**
Day 1	13,214.3	141,697.8	41,567.5	598.0	151,131.3	4,647.3
2 to 7 days	16,158.5	141,036.3	119,412.1	84,014.6	14,229.3	14,626.4
8 to 14 days	25,935.4	78,590.9	75,983.5	24,794.1	28,086.5	18,353.3
15 to 28 days	63,509.3	112,192.5	95,239.7	29,923.7	50,989.7	27,824.4
29 days to 3 months	240,409.2	68,952.6	239,316.0	94,042.6	102,526.4	100,679.1
3 to 6 months	273,277.9	103,536.7	265,327.9	157,163.6	95,118.0	126,379.4
6 months to 1 year	403,853.0	242,846.2	335,020.7	264,608.5	84,371.5	234,962.4
1 to 3 years	1,563,199.5	186,318.4	533,335.7	384,309.3	360,253.4	486,870.8
3 to 5 years	592,051.6	274,314.4	976,972.0	217,966.7	193,476.2	205,960.2
Above 5 years	683,612.0	516,314.5	933,452.2	466,752.4	241,727.0	188,573.1
Total	**3,875,220.7**	**1,865,800.3**	**3,615,627.3**	**1,724,173.5**	**1,321,909.3**	**1,408,876.4**

1. *Includes foreign currency balances.*
2. *Includes borrowings in the nature of subordinated debts and preference shares.*
3. *Excludes off-balance sheet assets and liabilities.*

The following table sets forth the maturity pattern of assets and liabilities of the Bank at March 31, 2014.

₹ in million

Maturity buckets	Loans & Advances[1]	Investment securities[1]	Deposits[1]	Borrowings[1,2]	Total foreign currency assets[3]	Total foreign currency liabilities[3]
Day 1	7,090.4	100,869.4	30,987.9	173.8	83,845.9	3,628.9
2 to 7 days	15,166.4	129,722.6	124,279.6	78,866.5	58,461.8	6,619.5
8 to 14 days	11,959.4	63,889.9	80,752.1	3,004.0	11,590.2	12,801.0
15 to 28 days	45,665.4	102,418.3	85,790.7	8,006.7	20,316.2	23,962.2
29 days to 3 months	200,983.8	74,321.1	232,027.7	99,579.6	94,827.5	114,376.6
3 to 6 months	253,002.3	110,122.2	243,371.3	165,350.3	79,410.7	152,308.7
6 months to 1 year	358,047.7	218,245.0	427,548.7	197,353.7	65,366.6	215,464.8
1 to 3 years	1,297,203.9	222,735.7	499,966.0	306,698.1	303,865.2	416,447.5
3 to 5 years	596,859.7	243,349.4	817,290.8	191,218.9	237,859.4	171,501.1
Above 5 years	601,047.5	504,544.6	777,121.8	497,338.9	279,832.0	265,202.2
Total	**3,387,026.5**	**1,770,218.2**	**3,319,136.6**	**1,547,590.5**	**1,235,375.5**	**1,382,312.5**

1. *Includes foreign currency balances.*
2. *Includes borrowings in the nature of subordinated debts and preference shares.*
3. *Excludes off-balance sheet assets and liabilities.*

Schedules

forming part of the Accounts *(Contd.)*

7. Preference shares

Certain government securities amounting to ₹ 3,088.6 million at March 31, 2015 (March 31, 2014: ₹ 2,970.9 million) have been earmarked against redemption of preference shares issued by the Bank, which fall due for redemption on April 20, 2018, as per the original terms of the issue.

8. Employee Stock Option Scheme (ESOS)

In terms of the ESOS, as amended, the maximum number of options granted to any eligible employee in a financial year shall not exceed 0.05% of the issued equity shares of the Bank at the time of grant of the options and aggregate of all such options granted to the eligible employees shall not exceed 10% of the aggregate number of the issued equity shares of the Bank on the date(s) of the grant of options. Under the stock option scheme, eligible employees are entitled to apply for equity shares. Options vest in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of the grants vesting in each year, commencing from the end of 12 months from the date of grant. Options granted in April, 2009 vest in a graded manner over a five-year period with 20%, 20%, 30% and 30% of grant vesting each year, commencing from the end of 24 months from the date of grant. Options granted in September, 2011 vest in a graded manner over a five-years period with 15%, 20%, 20% and 45% of grant vesting each year, commencing from the end of 24 months from the date of the grant. Options granted after April, 2014 vest in a graded manner over a three-year period with 30%, 30% and 40% of the grant vesting in each year, commencing from the end of 12 months from the date of grant. Out of the total options granted, for a grant of 50,000, 50% of the options granted would vest on April 30, 2017 and the balance are scheduled to vest on April 30, 2018. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. The exercise price of Bank's options was the last closing price on the stock exchange, which recorded highest trading volume preceding the date of grant of options. Hence, there was no compensation cost based on intrinsic value of options.

In February 2011, the Bank granted 15,175,000 options to eligible employees and whole-time Directors of the Bank and certain of its subsidiaries at an exercise price of ₹ 193.40. Of these options granted, 50% vested on April 30, 2014 and the balance 50% would vest on April 30, 2015. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. Based on intrinsic value of options, compensation cost of ₹ 16.4 million was recognised during the year ended March 31, 2015 (March 31, 2014: ₹ 20.9 million).

If the Bank had used the fair value of options based on binomial tree model, compensation cost in the year ended March 31, 2015 would have been higher by ₹ 2,819.5 million and proforma profit after tax would have been ₹ 108.93 billion. On a proforma basis, the Bank's basic and diluted earnings per share would have been ₹ 18.83 and ₹ 18.65 respectively. The key assumptions used to estimate the fair value of options granted during the year ended March 31, 2015 are given below.

Risk-free interest rate	8.36% to 9.10%
Expected life	2.85 to 5.87 years
Expected volatility	31.55% to 47.57%
Expected dividend yield	1.43% to 1.77%

The weighted average fair value of options granted during the year ended March 31, 2015 is ₹ 90.09 (March 31, 2014: ₹ 118.59).

The following table sets forth, for the periods indicated, the summary of the status of the Bank's stock option plan.

₹ except number of options

Particulars	Stock options outstanding			
	Year ended March 31, 2015		Year ended March 31, 2014	
	Number of options	**Weighted average exercise price**	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	**140,521,765**	**183.74**	129,902,265	171.04
Add: Granted during the year	**32,375,500**	**259.96**	22,098,250	235.43
Less: Lapsed during the year, net of re-issuance	**1,382,765**	**235.40**	4,451,050	192.33
Less: Exercised during the year	**23,080,800**	**150.66**	7,027,700	106.11
Outstanding at the end of the year	**148,433,700**	**205.02**	140,521,765	183.74
Options exercisable	**75,938,800**	**180.80**	73,041,715	166.70

The following table sets forth, the summary of stock options outstanding at March 31, 2015.

Range of exercise price (₹ per share)	**Number of shares arising out of options**	**Weighted average exercise price (₹ per share)**	**Weighted average remaining contractual life (Number of years)**
60-99	4,771,000	80.81	2.41
100-199	74,346,685	177.35	4.41
200-299	69,291,015	243.22	8.06
300-399	25,000	321.17	9.59

The following table sets forth, the summary of stock options outstanding at March 31, 2014.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (Number of years)
60-99	10,216,665	77.64	2.81
100-199	90,398,800	175.81	5.26
200-299	39,906,300	228.84	8.15
300-399	–	–	–

The options were exercised regularly throughout the period and weighted average share price as per NSE price volume data during the year ended March 31, 2015 was ₹ 311.74 (March 31, 2014: ₹ 209.32)

9. Subordinated debt

During the year ended March 31, 2015, the Bank has not raised subordinated debt qualifying for Tier-2 capital (March 31, 2014: Nil).

10. Repurchase transactions

The following tables set forth for the periods indicated, the details of securities sold and purchased under repo and reverse repo transactions respectively including transactions under Liquidity Adjustment Facility (LAF) and Marginal Standing Facility (MSF).

₹ in million

	Minimum outstanding balance during the	**Maximum outstanding balance during the**	**Daily average outstanding balance during the**	**Outstanding balance at March 31, 2015**
	Year ended March 31, 2015			
Securities sold under Repo, LAF and MSF				
i) Government Securities	54.0	153,941.9	66,700.1	128,782.2
ii) Corporate Debt Securities	–	–	–	–
Securities purchased under Reverse Repo and LAF				
i) Government Securities	–	105,439.7	10,113.8	–
ii) Corporate Debt Securities	–	–	–	–

1. *Amounts reported are based on face value of securities under repo, reverse repo, LAF and MSF.*

Schedules

forming part of the Accounts *(Contd.)*

₹ in million

	Minimum outstanding balance during the	Maximum outstanding balance during the	Daily average outstanding balance during the	Outstanding balance at March 31, 2014
	Year ended March 31, 2014			
Securities sold under Repo and LAF				
i) Government Securities	5,003.7	199,735.6	84,099.8	71,810.8
ii) Corporate Debt Securities	–	550.0	3.2	–
Securities purchased under Reverse Repo and LAF				
i) Government Securities	43.3	50,227.0	5,978.8	29,955.9
ii) Corporate Debt Securities	–	1,050.0	6.2	–

1. *Amounts reported are based on face value of securities under repo, reverse repo and LAF.*

11. Investments

The following table sets forth, for the periods indicated, the details of investments and the movement of provision held towards depreciation on investments of the Bank.

₹ in million

Particulars	At March 31, 2015	At March 31, 2014
1. Value of Investments		
i) Gross value of investments		
a) In India	**1,813,593.6**	1,719,617.3
b) Outside India	**79,061.7**	74,375.9
ii) Provision for depreciation		
c) In India	**(26,293.6)**	(23,456.2)
d) Outside India	**(561.3)**	(318.8)
iii) Net value of investments		
e) In India	**1,787,300.0**	1,696,161.1
f) Outside India	**78,500.4**	74,057.1
2. Movement of provisions held towards depreciation on investments		
i) Opening balance	**23,775.0**	27,623.0
ii) Add: Provisions made during the year	**5,631.7**	1,112.8
iii) Less: Write-off/(write-back) of excess provisions during the year	**(2,551.8)**	(4,960.8)
iv) Closing balance	**26,854.9**	23,775.0

12. Investment in securities, other than government and other approved securities (Non-SLR investments)

i) Issuer composition of investments in securities, other than government and other approved securities

The following table sets forth, the issuer composition of investments of the Bank in securities, other than government and other approved securities at March 31, 2015.

₹ in million

Sr. No.	Issuer	**Amount**	**Extent of private placement[2]**	**Extent of 'below investment grade' securities**	**Extent of 'unrated' securities[3,4]**	**Extent of 'unlisted' securities[4]**
			(a)	(b)	(c)	(d)
1	PSUs	16,011.7	10,870.8	–	–	–
2	FIs	37,028.6	25,340.3	–	–	–
3	Banks	121,737.0	107,104.2	–	–	–
4	Private corporates	97,754.7	88,835.8	7,836.4	4,054.6	3,032.8
5	Subsidiaries/Joint ventures	117,751.2	–	–	–	6,861.9
6	Others[5,6,7]	427,259.2	141,016.6	16,888.7	–	–
7	Provision held towards depreciation	(25,674.7)	N.A.	N.A.	N.A.	N.A.
	Total	**791,867.7**	**373,167.7**	**24,725.1**	**4,054.6**	**9,894.7**

1. *Amounts reported under columns (a), (b), (c) and (d) above are not mutually exclusive.*
2. *Includes ₹ 33,050.4 million of application money towards corporate bonds/debentures and pass through certificates.*

3. *Excludes investments, amounting to ₹ 4,396.9 million in preference shares of subsidiaries and ₹ 2,465.0 million in subordinated bonds of subsidiary ICICI Bank Canada.*
4. *Excludes equity shares, units of equity-oriented mutual fund, units of venture capital fund, pass through certificates, security receipts, commercial papers, certificates of deposit, non-convertible debentures (NCDs) with original or initial maturity up to one year issued by corporate (including NBFCs), unlisted convertible debentures and securities acquired by way of conversion of debt.*
5. *"Others" include deposits under rural infrastructure development fund/rural housing development fund (RIDF/RHDF) deposit schemes amounting to ₹ 284,508.2 million.*
6. *Excludes investments in non-Indian government securities by overseas branches amounting to ₹ 17,824.0 million*
7. *Excludes investments in non-SLR Indian government securities amounting to ₹ 90.8 million.*

The following table sets forth, the issuer composition of investments of the Bank in securities, other than government and other approved securities at March 31, 2014.

₹ in million

Sr. No.	Issuer	Amount	Extent of private placement[2]	Extent of 'below investment grade' securities	Extent of 'unrated' securities[3,4]	Extent of 'unlisted' securities[4]
			(a)	(b)	(c)	(d)
1	PSUs	27,510.9	23,311.0	–	–	–
2	FIs	25,421.2	23,007.1	–	–	–
3	Banks	139,816.8	129,718.0	–	–	–
4	Private corporates	107,977.7	96,624.5	4,415.7	4,385.7	7,538.0
5	Subsidiaries/Joint ventures	127,746.7	–	–	–	7,519.7
6	Others[5,6,7]	405,366.0	153,885.7	17,769.5	–	–
7	Provision held towards depreciation	(22,537.6)	N.A.	N.A.	N.A.	N.A.
	Total	**811,301.7**	**426,546.3**	**22,185.2**	**4,385.7**	**15,057.7**

1. *Amounts reported under columns (a), (b), (c) and (d) above are not mutually exclusive.*
2. *Includes ₹ 44,898.3 million of application money towards corporate bonds/debentures and pass through certificates.*
3. *Excludes investments, amounting to ₹ 4,809.1 million in preference shares of subsidiaries and ₹ 2,710.6 million in subordinated bonds of subsidiary ICICI Bank Canada.*
4. *Excludes equity shares, units of equity-oriented mutual fund, units of venture capital fund, pass through certificates, security receipts, commercial papers, certificates of deposit, non-convertible debentures (NCDs) with original or initial maturity up to one year issued by corporate (including NBFCs), unlisted convertible debentures and securities acquired by way of conversion of debt.*
5. *"Others" include deposits under rural infrastructure development fund/rural housing development fund (RIDF/RHDF) deposit schemes amounting to ₹ 248,192.8 million.*
6. *Excludes investments in non-Indian government securities by overseas branches amounting to ₹ 7,095.9 million.*
7. *Excludes investments in non-SLR Indian government securities amounting to ₹ 167.8 million.*

ii) Non-performing investments in securities, other than government and other approved securities

The following table sets forth, for the periods indicated, the movement in gross non-performing investments in securities, other than government and other approved securities.

₹ in million

Particulars	Year ended March 31, 2015	Year ended March 31, 2014
Opening balance	**4,414.0**	4,936.4
Additions during the year	**7,633.5**	708.4
Reduction during the year	**(549.8)**	(1,230.8)
Closing balance	**11,497.7**	4,414.0
Total provision held	**8,262.2**	4,272.3

13. Sales and transfers of securities to/from Held to Maturity (HTM) category

During the year ended March 31, 2015 the value of sales and transfers of securities to/from HTM category (excluding one-time transfer of securities to/from HTM category with the approval of Board of Directors permitted to be undertaken by banks at the beginning of the accounting year, sale to RBI under pre-announced Open Market Operation auctions and repurchase of Government securities by Government of India) had exceeded 5% of the book value of the investments held in HTM category at the beginning of the year. The market value of investments held in the HTM category was ₹ 1,271,386.6 million at March 31, 2015 which includes investments in subsidiaries/joint ventures and RIDF deposits carried at cost.

14. CBLO transactions

Collateralised Borrowing and Lending Obligation (CBLO) is a discounted money market instrument, established by The Clearing Corporation of India Limited (CCIL) and approved by RBI, which involves secured borrowings and lending transactions. At March 31, 2015, the Bank had outstanding borrowings amounting to Nil (March 31, 2014: ₹ 11,496.9 million) and outstanding lending amounting to Nil (March 31, 2014: Nil) in the form of CBLO. The amortised book value of securities given as collateral by the Bank to CCIL for availing the CBLO facility was ₹ 84,853.6 million at March 31, 2015 (March 31, 2014: ₹ 86,251.8 million).

15. Derivatives

The Bank is a major participant in the financial derivatives market. The Bank deals in derivatives for balance sheet management, proprietary trading and market making purposes whereby the Bank offers derivative products to its customers, enabling them to hedge their risks.

Dealing in derivatives is carried out by identified groups in the treasury of the Bank based on the purpose of the transaction. Derivative transactions are entered into by the treasury front office. Treasury Control and Service Group (TCSG) conducts an independent check of the transactions entered into by the front office and also undertakes activities such as confirmation, settlement, accounting, risk monitoring and reporting and ensures compliance with various internal and regulatory guidelines.

The market making and the proprietary trading activities in derivatives are governed by the Investment policy and Derivative policy of the Bank, which lays down the position limits, stop loss limits as well as other risk limits. The Risk Management Group (RMG) lays down the methodology for computation and monitoring of risk. The Risk Committee of the Board (RCB) reviews the Bank's risk management policy in relation to various risks including credit and recovery policy, investment policy, derivative policy, Asset Liability Management (ALM) policy and operational risk management policy. The RCB comprises independent directors and the Managing Director and CEO.

The Bank measures and monitors risk of its derivatives portfolio using such risk metrics as Value at Risk (VAR), stop loss limits and relevant greeks for options. Risk reporting on derivatives forms an integral part of the management information system.

The use of derivatives for hedging purposes is governed by the hedge policy approved by Asset Liability Management Committee (ALCO). Subject to prevailing RBI guidelines, the Bank deals in derivatives for hedging fixed rate, floating rate or foreign currency assets/liabilities. Transactions for hedging and market making purposes are recorded separately. For hedge transactions, the Bank identifies the hedged item (asset or liability) at the inception of the hedge itself. The effectiveness is assessed at the time of inception of the hedge and periodically thereafter.

Hedge derivative transactions are accounted for pursuant to the principles of hedge accounting based on guidelines issued by RBI. Derivatives for market making purpose are marked to market and the resulting gain/loss is recorded in the profit and loss account. The premium on option contracts is accounted for as per Foreign Exchange Dealers Association of India (FEDAI) guidelines.

Over the counter (OTC) derivative transactions are covered under International Swaps and Derivatives Association (ISDA) master agreements with the respective counter parties. The exposure on account of derivative transactions is computed as per RBI guidelines.

The following table sets forth, for the period indicated, the details of derivative positions.

₹ in million

Particulars	At March 31, 2015	
	Currency derivatives[1]	**Interest rate derivatives[2]**
1 Derivatives (Notional principal amount)		
a) For hedging	23,695.3	463,792.9
b) For trading	1,027,190.7	2,537,928.1
2 Marked to market positions[3]		
a) Asset (+)	43,892.8	17,658.3
b) Liability (-)	(43,608.8)	(19,957.6)
3 Credit exposure[4]	99,796.9	65,281.4
4 Likely impact of one percentage change in interest rate (100*PV01)[5]		
a) On hedging derivatives[6]	218.1	14,423.4
b) On trading derivatives	1,027.8	694.3
5 Maximum and minimum of 100*PV01 observed during the year[5]		
a) On hedging[6]		
Maximum	345.4	15,651.1
Minimum	172.3	13,067.2
b) On trading		
Maximum	1,080.8	832.8
Minimum	714.7	73.9

1. *Exchange traded and Over the Counter (OTC) options, cross currency interest rate swaps and currency futures are included in currency derivatives.*
2. *Interest rate swaps, forward rate agreements, swaptions and exchange traded interest rate derivatives are included in interest rate derivatives.*
3. *For trading portfolio including accrued interest.*
4. *Includes accrued interest and has been computed based on Current Exposure method.*
5. *Amounts given are absolute values on a net basis, excluding options.*
6. *The swap contracts entered into for hedging purpose would have an opposite and off-setting impact with the underlying on-balance sheet items.*

The following table sets forth, for the period indicated, the details of derivative positions.

₹ in million

Particulars	At March 31, 2014	
	Currency derivatives[1]	Interest rate derivatives[2]
1 Derivatives (Notional principal amount)		
a) For hedging	18,866.1	403,298.3
b) For trading	1,025,968.1	2,065,298.3
2 Marked to market positions[3]		
a) Asset (+)	55,248.0	25,994.1
b) Liability (-)	(57,603.6)	(26,320.9)
3 Credit exposure[4]	128,606.7	69,221.6
4 Likely impact of one percentage change in interest rate (100*PV01)[5]		
a) On hedging derivatives[6]	269.0	14,263.6
b) On trading derivatives	812.0	241.5

Schedules

forming part of the Accounts *(Contd.)*

₹ in million

Particulars			At March 31, 2014	
			Currency derivatives[1]	Interest rate derivatives[2]
5	**Maximum and minimum of 100*PV01 observed during the year[5]**			
	a)	On hedging[6]		
		Maximum	457.0	15,131.8
		Minimum	208.1	12,626.8
	b)	On trading		
		Maximum	859.2	1,334.1
		Minimum	0.1	3.0

1. *Exchange traded and OTC options, cross currency interest rate swaps and currency futures are included in currency derivatives.*
2. *Interest rate swaps, forward rate agreements, swaptions and exchange traded interest rate derivatives are included in interest rate derivatives.*
3. *For trading portfolio including accrued interest.*
4. *Includes accrued interest and has been computed based on Current Exposure method.*
5. *Amounts given are absolute values on a net basis, excluding options.*
6. *The swap contracts entered into for hedging purpose would have an opposite and off-setting impact with the underlying on-balance sheet items.*

The following tables set forth, for the periods indicated, the details of forex contracts.

₹ in million

Sr. No.	Particulars	**At March 31, 2015**		At March 31, 2014	
		Trading	**Non-trading**	Trading	Non-trading
1.	Forex contracts (Notional principal amount)	**2,380,384.1**	**518,340.9**	2,176,060.0	515,313.7
2.	Marked to market positions				
	Asset (+)	**22,585.2**	**3,660.1**	38,418.7	8,549.7
	Liability (-)	**(19,159.2)**	**(5,425.4)**	(32,983.5)	(9,654.1)
3.	Credit exposure	**84,003.9**	**13,116.0**	95,046.9	10,899.3
4.	Likely impact of one percentage change in interest rate (100*PV01)	**23.5**	**189.1**	72.4	396.1

The net overnight open position at March 31, 2015 was ₹ 1,193.1 million (March 31, 2014: ₹ 511.7 million).

The Bank has no exposure in credit derivative instruments (funded and non-funded) including credit default swaps (CDS) and principal protected structures at March 31, 2015 (March 31, 2014: Nil).

The Bank offers deposits to customers of its offshore branches with structured returns linked to interest, forex, credit or equity benchmarks. The Bank covers these exposures in the inter-bank market. At March 31, 2015, the net open notional position on this portfolio was Nil (March 31, 2014: Nil) with mark-to-market position of net gain of ₹ 1.4 million (March 31, 2014: net gain of ₹ 6.2 million).

The profit and loss impact on the above portfolio on account of mark-to-market and realised profit and loss during the year ended March 31, 2015 was a net loss of ₹ 22.0 million (March 31, 2014: net loss of ₹ 22.0 million). Non-Rupee denominated derivatives are marked to market by the Bank based on counter-party valuation quotes, or internal models using inputs from market sources such as Bloomberg/Reuters, counter-parties and Fixed Income Money Market and Derivative Association (FIMMDA). Rupee denominated credit derivatives are marked to market by the Bank based on FIMMDA published CDS curve.

16. Exchange traded interest rate derivatives and currency options

Exchange traded interest rate derivatives

The following table sets forth, for the periods indicated, the details of exchange traded interest rate derivatives.

₹ in million

	Particulars	At March 31, 2015	At March 31, 2014
i)	Notional principal amount of exchange traded interest rate derivatives undertaken during the year - 10 year Government Security Notional Bond	**76,383.2**	10,057.6
ii)	Notional principal amount of exchange traded interest rate derivatives outstanding - 10 year Government Security Notional Bond	**9,125.0**	–
iii)	Notional principal amount of exchange traded interest rate derivatives outstanding and not "highly effective"	**N.A.**	N.A.
iv)	Mark-to-market value of exchange traded interest rate derivatives outstanding and not "highly effective"	**N.A.**	N.A.

Exchange traded currency options

The following table sets forth, for the periods indicated, the details of exchange traded currency options.

₹ in million

	Particulars	At March 31, 2015	At March 31, 2014
i)	Notional principal amount of exchange traded currency options undertaken during the year	**148,171.1**	37,806.3
ii)	Notional principal amount of exchange traded currency options outstanding	**4,645.4**	–
iii)	Notional principal amount of exchange traded currency options outstanding and not "highly effective"	**N.A.**	N.A.
iv)	Mark-to-market value of exchange traded currency options outstanding and not "highly effective"	**N.A.**	N.A.

Exchange traded currency futures

The following table sets forth, for the periods indicated, the details of exchange traded currency futures.

₹ in million

	Particulars	At March 31, 2015	At March 31, 2014
i)	Notional principal amount of exchange traded currency futures undertaken during the year	**625,328.4**	425,257.3
ii)	Notional principal amount of exchange traded currency futures outstanding	**1,324.8**	–
iii)	Notional principal amount of exchange traded currency futures outstanding and not "highly effective"	**N.A.**	N.A.
iv)	Mark-to-market value of exchange traded currency futures outstanding and not "highly effective"	**N.A.**	N.A.

17. Forward rate agreement (FRA)/Interest rate swaps (IRS)

The Bank enters into FRA and IRS contracts for balance sheet management and market making purposes whereby the Bank offers derivative products to its customers to enable them to hedge their interest rate risk within the prevalent regulatory guidelines.

A FRA is a financial contract between two parties to exchange interest payments for 'notional principal' amount on settlement date, for a specified period from start date to maturity date. Accordingly, on the settlement date, cash payments based on contract rate and the settlement rate, which is the agreed bench-mark/reference rate prevailing on the settlement date, are made by the parties to one another. The benchmark used in the FRA contracts of the Bank is London Inter-Bank Offered Rate (LIBOR) of various currencies.

Schedules

forming part of the Accounts *(Contd.)*

An IRS is a financial contract between two parties exchanging or swapping a stream of interest payments for a 'notional principal' amount on multiple occasions during a specified period. The Bank deals in interest rate benchmarks like Mumbai Inter-Bank Offered Rate (MIBOR), Indian government securities Benchmark rate (INBMK), Mumbai Inter Bank Forward Offer Rate (MIFOR) and LIBOR of various currencies.

These contracts are subject to the risks of changes in market interest rates as well as the settlement risk with the counterparties.

The following table sets forth, for the periods indicated, the details of the forward rate agreements/interest rate swaps.

₹ in million

	Particulars	At March 31, 2015	At March 31, 2014
i)	The notional principal of FRA/IRS	**2,936,228.7**	2,401,993.1
ii)	Losses which would be incurred if all counter parties failed to fulfil their obligations under the agreement[1]	**22,018.1**	29,809.2
iii)	Collateral required by the Bank upon entering into FRA/IRS	**–**	–
iv)	Concentration of credit risk[2]	**1,610.7**	1,766.6
v)	The fair value of FRA/IRS[3]	**15,174.9**	13,005.0

1. *For trading portfolio both mark-to-market and accrued interest have been considered and for hedging portfolio, only accrued interest has been considered.*
2. *Credit risk concentration is measured as the highest net receivable under swap contracts from a particular counter party.*
3. *Fair value represents mark-to-market including accrued interest.*

The following tables set forth, the nature and terms of FRA/IRS at March 31, 2015

Hedging

₹ in million

Benchmark	Type	Notional principal	No. of deals
USD LIBOR	Fixed receivable v/s floating payable	434,676.8	90
JPY LIBOR	Fixed receivable v/s floating payable	2,602.4	1
SGD SOR	Fixed receivable v/s floating payable	12,960.7	7
AUD LIBOR	Fixed receivable v/s floating payable	7,130.3	3
CHF LIBOR	Fixed receivable v/s floating payable	6,422.8	2
Total		**463,792.9**	**103**

Trading

₹ in million

Benchmark	Type	Notional principal	No. of deals
INBMK	Floating receivable v/s fixed payable	46,379.6	74
INBMK	Fixed receivable v/s floating payable	18,000.0	36
MIBOR	Floating receivable v/s fixed payable	398,742.0	605
MIBOR	Fixed receivable v/s floating payable	406,038.1	625
MIBOR	Floating receivable v/s floating payable	2,000.0	1
MIFOR	Floating receivable v/s fixed payable	243,425.0	526
MIFOR	Fixed receivable v/s floating payable	261,565.0	553
Other	Fixed receivable v/s fixed payable	20,128.0	118
USD LIBOR	Floating receivable v/s fixed payable	481,636.8	447
USD LIBOR	Fixed receivable v/s floating payable	488,955.8	684
USD LIBOR	Floating receivable v/s floating payable	26,810.1	43
JPY LIBOR	Floating receivable v/s fixed payable	4,439.3	8
JPY LIBOR	Fixed receivable v/s floating payable	8,470.7	16
JPY LIBOR	Floating receivable v/s floating payable	2,264.8	4
EURIBOR	Floating receivable v/s fixed payable	6,277.3	12
EURIBOR	Fixed receivable v/s floating payable	7,249.0	19
EURIBOR	Floating receivable v/s floating payable	670.7	1

Trading

₹ in million

Benchmark	Type	Notional principal	No. of deals
SGD SOR	Floating receivable v/s fixed payable	21.8	3
CAD CDOR	Floating receivable v/s fixed payable	13,609.4	8
CAD CDOR	Fixed receivable v/s floating payable	12,872.4	5
CHF LIBOR	Floating receivable v/s fixed payable	706.5	2
CHF LIBOR	Fixed receivable v/s floating payable	2,890.2	1
CHF LIBOR	Floating receivable v/s floating payable	642.3	1
GBP LIBOR	Floating receivable v/s fixed payable	6,601.8	9
GBP LIBOR	Fixed receivable v/s floating payable	8,894.9	11
USD LIBOR v/s EURIBOR	Floating receivable v/s floating payable	3,144.2	2
Total		**2,472,435.8**	**3,814**

The following tables set forth, the nature and terms of FRA/IRS at March 31, 2014

Hedging

₹ in million

Benchmark	Type	Notional principal	No. of deals
AUD LIBOR	Fixed receivable v/s floating payable	8,294.6	3
CHF LIBOR	Fixed receivable v/s floating payable	6,781.2	2
JPY LIBOR	Fixed receivable v/s floating payable	2,901.8	1
SGD SOR	Fixed receivable v/s floating payable	13,558.5	7
USD LIBOR	Fixed receivable v/s floating payable	371,762.3	74
Total		**403,298.4**	**87**

Trading

₹ in million

Benchmark	Type	Notional principal	No. of deals
CAD CDOR	Fixed receivable v/s floating payable	19,463.3	8
CAD CDOR	Floating receivable v/s fixed payable	16,962.5	9
CHF LIBOR	Fixed receivable v/s floating payable	3,390.6	2
CHF LIBOR	Floating receivable v/s fixed payable	2,576.8	5
CHF LIBOR	Floating receivable v/s floating payable	678.1	1
EURIBOR	Fixed receivable v/s floating payable	6,727.1	16
EURIBOR	Floating receivable v/s fixed payable	6,574.0	8
EURIBOR	Floating receivable v/s floating payable	2,480.8	2
GBP LIBOR	Fixed receivable v/s floating payable	8,079.8	7
GBP LIBOR	Floating receivable v/s fixed payable	5,632.5	6
INBMK	Fixed receivable v/s floating payable	21,061.0	59
INBMK	Floating receivable v/s fixed payable	51,327.8	98
JPY LIBOR	Fixed receivable v/s floating payable	8,876.4	16
JPY LIBOR	Floating receivable v/s fixed payable	2,440.0	7
JPY LIBOR	Floating receivable v/s floating payable	2,988.4	5
MIBOR	Fixed receivable v/s floating payable	239,380.5	445
MIBOR	Floating receivable v/s fixed payable	249,716.4	441
MIBOR	Floating receivable v/s floating payable	2,000.0	1
MIFOR	Fixed receivable v/s floating payable	222,525.0	500
MIFOR	Floating receivable v/s fixed payable	218,335.0	475
Other	Fixed receivable v/s fixed payable	5,881.5	143
SGD SOR	Fixed receivable v/s floating payable	68.5	3
SGD SOR	Floating receivable v/s fixed payable	68.6	3
USD LIBOR	Fixed receivable v/s floating payable	410,297.7	614
USD LIBOR	Floating receivable v/s fixed payable	464,096.7	488
USD LIBOR	Floating receivable v/s floating payable	27,065.8	39
Total		**1,998,694.7**	**3,401**

18. Non-Performing Assets

The following table sets forth, for the periods indicated, the details of movement of gross non-performing assets (NPAs), net NPAs and provisions.

₹ in million

Particulars	At March 31, 2015	At March 31, 2014
i) Net NPAs (funded) to net advances (%)	**1.61%**	0.97%
ii) Movement of NPAs (Gross)		
a) Opening balance[1]	**105,058.4**	96,077.5
b) Additions: Fresh NPAs during the year	**79,674.1**	45,314.4
Sub-total (1)	**184,732.5**	141,391.9
c) Reductions during the year		
▶ Upgradations	**(5,501.6)**	(3,856.7)
▶ Recoveries (excluding recoveries made from upgraded accounts)	**(11,322.6)**	(10,707.3)
▶ Technical/prudential write-offs	**(8,593.5)**	(19,679.7)
▶ Write-offs other than technical/prudential write-offs	**(8,367.9)**	(2,089.8)
Sub-total (2)	**(33,785.6)**	(36,333.5)
d) Closing balance[1] (1-2)	**150,946.9**	105,058.4
iii) Movement of Net NPAs		
a) Opening balance[1]	**32,979.6**	22,305.6
b) Additions during the year	**50,210.1**	26,316.4
c) Reductions during the year	**(20,634.4)**	(15,642.4)
d) Closing balance[1]	**62,555.3**	32,979.6
iv) Movement of provision for NPAs (excluding provision on standard assets)		
a) Opening balance[1]	**72,078.8**	73,771.9
b) Addition during the year	**38,134.8**	26,379.3
Sub-total (1)	**110,213.6**	100,151.2
c) Write-off/(write-back) of excess provisions		
▶ Write-back of excess provision on account of upgradations	**(1,342.7)**	(1,084.5)
▶ Write-back of excess provision on account of reduction in NPAs	**(5,048.6)**	(5,333.2)
▶ Provision utilised for write-offs	**(15,430.7)**	(21,654.7)
Sub-total (2)	**(21,822.0)**	**(28,072.4)**
d) Closing balance[1] (1-2)	**88,391.6**	72,078.8

1. *Net of write-off.*
2. *For NPAs in credit cards, the difference between the opening and closing balances (other than accounts written off during the year) is included in additions/reductions during the year.*

The following table sets forth, for the periods indicated, the details of movement in technical/prudential write-offs.

₹ in million

Particulars	At March 31, 2015	At March 31, 2014
Opening balance	**47,826.5**	29,177.7
Add: Technical/prudential write-offs during the year	**8,593.5**	19,679.7
Sub-total (1)	**56,420.0**	48,857.4
Less: Recoveries made from previously technical/prudential written-off accounts during the year (2)	**(1,525.4)**	(1,030.9)
Closing balance (1)-(2)	**54,894.6**	47,826.5

In accordance with RBI guidelines, the loans and advances held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the extant RBI guidelines, are classified as NPAs to the extent of amount outstanding in the host country.

Schedules

forming part of the Accounts *(Contd.)*

19. Provision on standard assets

Standard assets provision amounting to ₹ 3,847.9 million was made during the year ended March 31, 2015 (March 31, 2014: ₹ 2,487.7 million) as per applicable RBI guidelines.

The provision on standard assets (including incremental provision on unhedged foreign currency exposure (UFCE)) held by the Bank at March 31, 2015 was ₹ 23,336.0 million (March 31, 2014: ₹ 19,317.6 million).

The Bank assesses the unhedged foreign currency exposures of the borrowers through its credit appraisal and internal ratings process. The Bank also undertakes reviews of such exposures through thematic reviews by Risk Committee based on market developments evaluating the impact of exchange rate fluctuations on the Bank's portfolio, portfolio specific reviews by the RMG and scenario-based stress testing approach as detailed in the Internal Capital Adequacy Assessment Process (ICAAP). In addition, a periodic review of the forex exposures of the borrowers' having significant external commercial borrowings is conducted by RMG.

RBI, through its circular dated January 15, 2014 had advised banks to create incremental provision on standard loans and advances to entities with UFCE. Incremental provision of ₹ 1,750.0 million on standard loans and advances due to UFCE was made during the year.

The Bank held incremental capital of ₹ 4,050.0 million at March 31, 2015 on UFCE.

20. Provision Coverage Ratio

The provision coverage ratio of the Bank at March 31, 2015 computed as per the extant RBI guidelines is 58.6% (March 31, 2014: 68.6%).

21. Securitisation

The Bank sells loans through securitisation and direct assignment. The following tables set forth, for the periods indicated, the information on securitisation and direct assignment activity of the Bank as an originator till May 7, 2012.

₹ in million, except number of loans securitised

	Year ended March 31, 2015	Year ended March 31, 2014
Total number of loan assets securitised	**–**	–
Total book value of loan assets securitised	**–**	–
Sale consideration received for the securitised assets	**–**	–
Net gain/(loss) on account of securitisation[1]	**148.0**	177.9

1. *Includes gain/(loss) on deal closures, gain amortised during the year and expenses relating to utilisation of credit enhancement.*

₹ in million

	Year ended March 31, 2015	Year ended March 31, 2014
Outstanding credit enhancement (funded)	**4,531.4**	4,970.4
Outstanding liquidity facility	**0.3**	–
Net outstanding servicing asset/(liability)	**(32.9)**	(84.5)
Outstanding subordinate contributions	**1,513.4**	1,624.1

The outstanding credit enhancement in the form of guarantees amounted to Nil at March 31, 2015 (March 31, 2014: Nil) and outstanding liquidity facility in the form of guarantees amounted to ₹ 265.5 million at March 31, 2015 (March 31, 2014: ₹ 261.0 million).

Outstanding credit enhancement in the form of guarantees for third party originated securitisation transactions amounted to ₹ 5,530.3 million at March 31, 2015 (March 31, 2014: ₹ 8,578.8 million) and outstanding liquidity facility for third party originated securitisation transactions amounted to Nil at March 31, 2015 (March 31, 2014: Nil).

The following table sets forth, for the periods indicated, the details of provision for securitisation and direct assignment transactions.

₹ in million

Particulars	Year ended March 31, 2015	Year ended March 31, 2014
Opening balance	**832.1**	2,052.5
Additions during the year	**–**	396.4
Deductions during the year	**(214.6)**	(1,616.9)
Closing balance	**617.5**	832.1

The information on securitisation and direct assignment activity of the Bank as an originator as per RBI guidelines "Revisions to the Guidelines on Securitisation Transactions" dated May 7, 2012 is given below.

a. The Bank, as an originator, had not sold any loan through securitisation during the year ended March 31, 2015 (March 31, 2014: Nil).

b. The following table sets forth, for the periods indicated, the information on the loans sold through direct assignment.

₹ in million

Sr. no.	Particulars	At March 31, 2015	At March 31, 2014
1	Total amount of assets sold through direct assignment during the year	**–**	–
2	Total amount of exposures retained by the Bank to comply with Minimum Retention Requirement (MRR)	**–**	–
	a) Off-balance sheet exposures		
	▶ First loss	**–**	–
	▶ Others	**–**	–
	b) On-balance sheet exposures		
	▶ First loss	**–**	–
	▶ Others	**59.6**	68.6
3	Amount of exposure to securtisation transactions other than MRR		
	a) Off-balance sheet exposures		
	i) Exposure to own securtisation		
	▶ First loss	**–**	–
	▶ Others	**–**	–
	ii) Exposure to third party securtisation		
	▶ First loss	**–**	–
	▶ Others	**74.4**	–
	b) On-balance sheet exposures		
	i) Exposure to own securtisation		
	▶ First loss	**–**	–
	▶ Others	**–**	–
	ii) Exposure to third party securtisation		
	▶ First loss	**–**	–
	▶ Others	**230.6**	–

Overseas branch of the Bank, as an originator, has sold two loans through direct assignment amounting to ₹ 1,698.1 million during the year ended March 31, 2015 (March 31, 2014: ₹ 4,012.8 million).

22. Financial assets transferred during the year to securitisation company (SC)/reconstruction company (RC)

The Bank has transferred certain assets to Asset Reconstruction Companies (ARCs) in terms of the guidelines issued by RBI circular no. DBOD.BP.BC.No.98/21.04.132/2013-14 dated February 26, 2014. For the purpose of the valuation of the underlying security receipts issued by the underlying trusts managed by ARCs, the security receipts are valued at their respective net asset values as advised by the ARCs.

The following table sets forth, for the periods indicated, the details of the assets transferred.

₹ in million, except number of accounts

Particulars	Year ended March 31, 2015	Year ended March 31, 2014
Number of accounts[1]	**14**	2
Aggregate value (net of provisions) of accounts sold to SC/RC	**3,285.8**	1,508.6
Aggregate consideration	**2,480.0**	1,776.0
Additional consideration realised in respect of accounts transferred in earlier years	**-**	-
Aggregate gain/(loss) over net book value	**(805.8)**	267.4

1. *Excludes accounts previously written-off.*

The following table sets forth, for the periods indicated, the details of the net book value of investments in security receipts.

₹ in million, except number of accounts

Particulars	At March 31, 2015	At March 31, 2014
Net book value of investments in security receipts which are:		
Backed by NPAs sold by the Bank as underlying[1]	**6,069.6**	8,146.6
Backed by NPAs sold by other banks/financial institution (FIs)/non-banking financial companies (NBFCs) as underlying	**681.4**	697.6
Total	**6,751.0**	**8,844.2**

1. *During the year ended March 31, 2015, asset reconstruction companies have fully redeemed two security receipts. The Bank incurred net loss of ₹ 81.3 million (March 31, 2014: Net loss of ₹ 6.2 million).*

Further, in accordance with RBI circular dated March 11, 2015, the Bank has reversed the excess provision/reserve of ₹ 1,461.8 million on account of sale of NPAs to SC/RC to its profit and loss account which was kept in securitisation reserves in accordance with earlier RBI guideline dated July 13, 2005.

23. Details of non-performing assets purchased/sold, excluding those sold to SC/RC

The Bank has not purchased any non-performing assets in terms of the guidelines issued by RBI circular no. DBOD.BP.BC. No.98/21.04.132/2013-14 dated February 26, 2014 during the year ended March 31, 2015. The Bank has sold certain non-performing assets in terms of the above RBI guidelines.

The following table sets forth, for the periods indicated, details of non-performing assets sold, excluding those sold to SC/RC.

₹ in million, except number of accounts

Particulars	Year ended March 31, 2015	Year ended March 31, 2014
No. of accounts	**-**	1
Aggregate value (net of provisions) of accounts sold, excluding those sold to SC/RC	**-**	Nil
Aggregate consideration	**-**	199.0
Aggregate gain/(loss) over net book value	**-**	199.0

During the year ended March 31, 2015, an overseas branch of the Bank has sold a loan for a consideration of ₹ 606.3 million on which the Bank recognised a gain of ₹ 411.5 million (March 31, 2014: Nil).

24. Information in respect of restructured assets

The following tables set forth, for the year ended March 31, 2015 details of loan assets subjected to restructuring.

₹ in million, except number of accounts

Sr. no.	Type of Restructuring	Under CDR Mechanism					Under SME Debt Restructuring Mechanism				
	Asset Classification Details	Standard (a)	Sub-Standard (b)	Doubtful (c)	Loss (d)	Total (e)	Standard (a)	Sub-Standard (b)	Doubtful (c)	Loss (d)	Total (e)
1.	Restructured accounts at April 1, 2014[1]										
	No. of borrowers	48	–	13	1	**62**	1	–	1	–	**2**
	Amount outstanding	88,618.9	–	5,224.2	21.1	**93,864.2**	4.0	–	34.0	–	**38.0**
	Provision thereon	9,258.8	–	3,802.6	21.1	**13,082.5**	0.2	–	34.0	–	**34.2**
2.	Fresh restructuring during the year ended March 31, 2015										
	No. of borrowers	19	–	1	–	**20**	–	–	–	–	**–**
	Amount outstanding	17,809.1	–	213.7	–	**18,022.8**	–	–	–	–	**–**
	Provision thereon	1,552.5	–	213.7	–	**1,766.2**	–	–	–	–	**–**
3.	Upgradations to restructured standard category during the year ended March 31, 2015										
	No. of borrowers	–	–	–	–	**–**	–	–	–	–	**–**
	Amount outstanding	–	–	–	–	**–**	–	–	–	–	**–**
	Provision thereon	–	–	–	–	**–**	–	–	–	–	**–**
4.	Increase/(decrease) in borrower level outstanding of existing restructured cases during the year ended March 31, 2015[2]										
	No. of borrowers	–	–	–	–	**–**	–	–	–	–	**–**
	Amount outstanding	16,160.5	–	12.4	(1.9)	**16,171.0**	(4.0)	–	–	–	**(4.0)**
	Provision thereon	1,031.8	–	649.0	(1.9)	**1,678.9**	(0.2)	–	–	–	**(0.2)**
5.	Restructured standard advances at April 1, 2014, which cease to attract higher provisioning and/ or additional risk weight at March 31, 2015 and hence need not be shown as restructured standard advances at April 1, 2015										
	No. of borrowers	(2)	N.A.	N.A.	N.A.	**(2)**	–	N.A.	N.A.	N.A.	**–**
	Amount outstanding	(2,750.2)	N.A.	N.A.	N.A.	**(2,750.2)**	–	N.A.	N.A.	N.A.	**–**
	Provision thereon	(63.9)	N.A.	N.A.	N.A.	**(63.9)**	–	N.A.	N.A.	N.A.	**–**
6.	Downgradations of restructured accounts during the year ended March 31, 2015										
	No. of borrowers	(12)	–	11	1	**–**	–	–	(1)	1	**–**
	Amount outstanding	(36,160.6)	–	35,175.3	416.4	**(568.9)**	–	–	(34.0)	34.0	**–**
	Provision thereon	(4,066.3)	–	13,583.7	416.4	**9,933.8**	–	–	(34.0)	34.0	**–**
7.	Write-offs/recovery/sale of restructured accounts during the year ended March 31, 2015										
	No. of borrowers	(2)	–	(4)	–	**(6)**	–	–	–	–	**–**
	Amount outstanding	(2,941.2)	–	(2,787.1)	–	**(5,728.3)**	–	–	–	–	**–**
	Provision thereon	(67.9)	–	(1,479.0)	–	**(1,546.9)**	–	–	–	–	**–**
8.	Restructured accounts at March 31, 2015										
	No. of borrowers	51	–	21	2	**74**	1	–	–	1	**2**
	Amount outstanding	80,736.5	–	37,838.5	435.6	**119,010.6**	0.0[3]	–	–	34.0	**34.0**
	Provision thereon	7,645.0	–	16,770.0	435.6	**24,850.6**	–	–	–	34.0	**34.0**

1. *Three borrowers with amount outstanding of ₹ 7,673.3 million and provision of ₹ 446.1 million at March 31, 2014 was reported in "others" mechanism during the year ended March 31, 2014. Subsequently these account have been reclassified under "CDR" mechanism.*
2. *Increase/(decrease) in borrower level outstanding of restructured accounts is due to utilisation of cash credit facility, exchange rate fluctuation, accrued interest, fresh disbursement, non-fund based development, conversion of loans into equity (including application money pending allotment) as part of restructuring scheme, etc.*
3. *Insignificant amount.*

ICICI Bank

₹ in million, except number of accounts

Sr. no.	Type of Restructuring / Asset Classification Details	Others Standard (a)	Others Sub-Standard (b)	Others Doubtful (c)	Others Loss (d)	Others Total (e)	Total Standard (a)	Total Sub-Standard (b)	Total Doubtful (c)	Total Loss (d)	Total Total (e)
1.	Restructured accounts at April 1, 2014[1]										
	No. of borrowers	807	8	188	13	**1,016**	856	8	202	14	**1,080**
	Amount outstanding	27,901.8	287.6	11,734.6	603.6	**40,527.6**	116,524.7	287.6	16,992.8	624.7	**134,429.8**
	Provision thereon	1,686.2	78.3	7,035.5	351.3	**9,151.3**	10,945.2	78.3	10,872.1	372.4	**22,268.0**
2.	Fresh restructuring during the year ended March 31, 2015										
	No. of borrowers	455	6	–	–	**461**	474	6	1	–	**481**
	Amount outstanding	17,523.4	762.6	–	–	**18,286.0**	35,332.5	762.6	213.7	–	**36,308.8**
	Provision thereon	1,072.2	114.4	–	–	**1,186.6**	2,624.7	114.4	213.7	–	**2,952.8**
3.	Upgradations to restructured standard category during the year ended March 31, 2015										
	No. of borrowers	17	–	(17)	–	**–**	17	–	(17)	–	**–**
	Amount outstanding	246.8	–	(257.2)	–	**(10.4)**	246.8	–	(257.2)	–	**(10.4)**
	Provision thereon	–	–	(168.8)	–	**(168.8)**	–	–	(168.8)	–	**(168.8)**
4.	Increase/(decrease) in borrower level outstanding of existing restructured cases during the year ended March 31, 2015[2]										
	No. of borrowers	–	–	–	–	**–**	–	–	–	–	**–**
	Amount outstanding	2,205.0	–	23.1	(99.5)	**2,128.6**	18,361.5	–	35.5	(101.4)	**18,295.6**
	Provision thereon	(62.1)	–	1,443.5	152.8	**1,534.2**	969.5	–	2,092.5	150.9	**3,212.9**
5.	Restructured standard advances at April 1, 2014, which cease to attract higher provisioning and/ or additional risk weight at March 31, 2015 and hence need not be shown as restructured standard advances at April 1, 2015										
	No. of borrowers	(17)	N.A.	N.A.	N.A.	**(17)**	(19)	N.A.	N.A.	N.A.	**(19)**
	Amount outstanding	(10.2)	N.A.	N.A.	N.A.	**(10.2)**	(2,760.4)	N.A.	N.A.	N.A.	**(2,760.4)**
	Provision thereon	–	N.A.	N.A.	N.A.	**–**	(63.9)	N.A.	N.A.	N.A.	**(63.9)**
6.	Downgradations of restructured accounts during the year ended March 31, 2015										
	No. of borrowers	(34)	9	(103)	128	**–**	(46)	9	(93)	130	**–**
	Amount outstanding	(9,131.4)	2,604.1	4,780.4	1,795.6	**48.7**	(45,292.0)	2,604.1	39,921.7	2,246.0	**(520.2)**
	Provision thereon	(1,052.6)	733.0	790.4	1,795.6	**2,266.4**	(5,118.9)	733.0	14,340.1	2,246.0	**12,200.2**
7.	Write-offs/recovery/sale of restructured accounts during the year ended March 31, 2015										
	No. of borrowers	(24)	(3)	(34)	(3)	**(64)**	(26)	(3)	(38)	(3)	**(70)**
	Amount outstanding	(11.5)	(1.8)	(2,790.9)	(0.8)	**(2,805.0)**	(2,952.7)	(1.8)	(5,578.0)	(0.8)	**(8,533.3)**
	Provision thereon	(1.6)	(0.2)	(1,306.4)	(0.8)	**(1,309.0)**	(69.5)	(0.2)	(2,785.4)	(0.8)	**(2,855.9)**
8.	Restructured accounts at March 31, 2015										
	No. of borrowers	1,204	20	34	138	**1,396**	1,256	20	55	141	**1,472**
	Amount outstanding	38,723.9	3,652.5	13,490.0	2,298.9	**58,165.3**	119,460.4	3,652.5	51,328.5	2,768.5	**177,209.9**
	Provision thereon	1,642.1	925.5	7,794.2	2,298.9	**12,660.7**	9,287.1	925.5	24,564.2	2,768.5	**37,545.3**

1. *Three borrowers with amount outstanding of ₹ 7,673.3 million and provision of ₹ 446.1 million at March 31, 2014 was reported in "others" mechanism during the year ended March 31, 2014. Subsequently these account have been reclassified under "CDR" mechanism.*
2. *Increase/(decrease) in borrower level outstanding of restructured accounts is due to utilisation of cash credit facility, exchange rate fluctuation, accrued interest, fresh disbursement, non-fund based development, conversion of loans into equity (including application money pending allotment) as part of restructuring scheme, etc.*
3. *"Others" mechanism also include cases restructured under Joint Lender Forum (JLF) mechanism.*

The following tables set forth, for the year ended March 31, 2014 details of loan assets subjected to restructuring.

₹ in million, except number of accounts

Sr. no.	Type of Restructuring	Under CDR Mechanism					Under SME Debt Restructuring Mechanism				
	Asset Classification Details	Standard (a)	Sub-Standard (b)	Doubtful (c)	Loss (d)	Total (e)	Standard (a)	Sub-Standard (b)	Doubtful (c)	Loss (d)	Total (e)
1.	Restructured accounts at April 1, 2013[1]										
	No. of borrowers	33	–	9	2	**44**	1	–	3	1	**5**
	Amount outstanding	40,571.4	–	3,201.2	120.1	**43,892.7**	4.1	–	153.0	58.0	**215.1**
	Provision thereon	4,320.9	–	2,064.6	120.1	**6,505.6**	–	–	153.0	58.0	**211.0**
2.	Fresh restructuring during the year ended March 31, 2014										
	No. of borrowers	19	–	–	–	**19**	–	–	–	–	**–**
	Amount outstanding	39,852.0	–	–	–	**39,852.0**	–	–	–	–	**–**
	Provision thereon	4,216.2	–	–	–	**4,216.2**	–	–	–	–	**–**
3.	Upgradations to restructured standard category during the year ended March 31, 2014[2]										
	No. of borrowers	1	–	(1)	–	**–**	–	–	–	–	**–**
	Amount outstanding	74.8	–	(53.6)	–	**21.2**	–	–	–	–	**–**
	Provision thereon	1.9	–	(25.1)	–	**(23.2)**	–	–	–	–	**–**
4.	Increase/(decrease) in borrower level outstanding of existing restructured cases during the year ended March 31, 2014[3]										
	No. of borrowers	–	–	–	–	**–**	–	–	–	–	**–**
	Amount outstanding	2,711.9	–	(54.5)	–	**2,657.4**	(0.1)	–	(10.4)	–	**(10.5)**
	Provision thereon	615.7	–	362.1	–	**977.8**	0.2	–	(10.4)	–	**(10.2)**
5.	Restructured standard advances at April 1, 2013, which cease to attract higher provisioning and/ or additional risk weight at March 31, 2014 and hence need not be shown as restructured standard advances at April 1, 2014										
	No. of borrowers	(1)	N.A.	N.A.	N.A.	**(1)**	–	N.A.	N.A.	N.A.	**–**
	Amount outstanding	(0.7)	N.A.	N.A.	N.A.	**(0.7)**	–	N.A.	N.A.	N.A.	**–**
	Provision thereon	(0.4)	N.A.	N.A.	N.A.	**(0.4)**	–	N.A.	N.A.	N.A.	**–**
6.	Downgradations of restructured accounts during the year ended March 31, 2014[2]										
	No. of borrowers	(6)	–	6	–	**–**	–	–	–	–	**–**
	Amount outstanding	(2,218.8)	–	2,157.6	–	**(61.2)**	–	–	–	–	**–**
	Provision thereon	(341.6)	–	1,407.6	–	**1,066.0**	–	–	–	–	**–**
7.	Write-offs/recovery/sale of restructured accounts during the year ended March 31, 2014										
	No. of borrowers	(1)	–	(1)	(1)	**(3)**	–	–	(2)	(1)	**(3)**
	Amount outstanding	(45.0)	–	(26.5)	(99.0)	**(170.5)**	–	–	(108.6)	(58.0)	**(166.6)**
	Provision thereon	–	–	(6.6)	(99.0)	**(105.6)**	–	–	(108.6)	(58.0)	**(166.6)**
8.	Restructured accounts at March 31, 2014										
	No. of borrowers	45	–	13	1	**59**	1	–	1	–	**2**
	Amount outstanding	80,945.6	–	5,224.2	21.1	**86,190.9**	4.0	–	34.0	–	**38.0**
	Provision thereon	8,812.7	–	3,802.6	21.1	**12,636.4**	0.2	–	34.0	–	**34.2**

1. *One borrower with amount outstanding of ₹ 5,214.3 million and provision of ₹ 686.1 million at March 31, 2013 was reported in "others" mechanism in FY2013. Subsequently the account has been reclassified under "CDR" mechanism at April 1, 2013.*
2. *In cases upgraded to restructured standard category and in cases downgraded to lower asset classification, the amount shown as deleted represents the outstanding at March 31, 2013 and that shown in addition represents outstanding at March 31, 2014.*
3. *Increase/(decrease) in borrower level outstanding of existing restructured accounts is due to utilisation of cash credit facility, exchange rate fluctuation, accrued interest, fresh disbursement, non-fund based development etc.*

₹ in million, except number of accounts

Sr. no.	Type of Restructuring	Others					Total				
	Asset Classification Details	Standard (a)	Sub-Standard (b)	Doubtful (c)	Loss (d)	Total (e)	Standard (a)	Sub-Standard (b)	Doubtful (c)	Loss (d)	Total (e)
1.	Restructured accounts at April 1, 2013[1]										
	No. of borrowers	140	8	283	4	**435**	174	8	295	7	**484**
	Amount outstanding	17,676.7	1,855.9	5,650.6	138.1	**25,321.3**	58,252.2	1,855.9	9,004.8	316.2	**69,429.1**
	Provision thereon	782.9	159.6	3,738.0	138.1	**4,818.6**	5,103.8	159.6	5,955.6	316.2	**11,535.2**
2.	Fresh restructuring during the year ended March 31, 2014										
	No. of borrowers	726	–	1	–	**727**	745	–	1	–	**746**
	Amount outstanding	22,458.6	–	1,534.0	–	**23,992.6**	62,310.6	–	1,534.0	–	**63,844.6**
	Provision thereon	1,638.2	–	562.7	–	**2,200.9**	5,854.4	–	562.7	–	**6,417.1**
3.	Upgradations to restructured standard category during the year ended March 31, 2014[2]										
	No. of borrowers	53	(2)	(51)	–	**–**	54	(2)	(52)	–	**–**
	Amount outstanding	78.7	(2.4)	(80.6)	–	**(4.3)**	153.5	(2.4)	(134.2)	–	**16.9**
	Provision thereon	2.9	(0.4)	(70.3)	–	**(67.8)**	4.8	(0.4)	(95.4)	–	**(91.0)**
4.	Increase/(decrease) in borrower level outstanding of existing restructured cases during the year ended March 31, 2014[3]										
	No. of borrowers	–	–	–	–	**–**	–	–	–	–	**–**
	Amount outstanding	1,304.2	–	(26.6)	9.4	**1,287.0**	4,016.0	–	(91.5)	9.4	**3,933.9**
	Provision thereon	150.5	–	501.1	9.4	**661.0**	766.4	–	852.8	9.4	**1,628.6**
5.	Restructured standard advances at April 1, 2013, which cease to attract higher provisioning and/ or additional risk weight at March 31, 2014 and hence need not be shown as restructured standard advances at April 1, 2014										
	No. of borrowers	(72)	N.A.	N.A.	N.A.	**(72)**	(73)	N.A.	N.A.	N.A.	**(73)**
	Amount outstanding	(661.2)	N.A.	N.A.	N.A.	**(661.2)**	(661.9)	N.A.	N.A.	N.A.	**(661.9)**
	Provision thereon	(3.8)	N.A.	N.A.	N.A.	**(3.8)**	(4.2)	N.A.	N.A.	N.A.	**(4.2)**
6.	Downgradations of restructured accounts during the year ended March 31, 2014[2]										
	No. of borrowers	(18)	2	7	9	**–**	(24)	2	13	9	**–**
	Amount outstanding	(5,055.9)	(1,565.9)	6,386.4	456.1	**220.7**	(7,274.7)	(1,565.9)	8,544.0	456.1	**159.5**
	Provision thereon	(438.4)	(80.9)	3,306.8	203.8	**2,991.3**	(780.0)	(80.9)	4,714.4	203.8	**4,057.3**
7.	Write-offs/recovery/sale of restructured accounts during the year ended March 31, 2014										
	No. of borrowers	(19)	–	(52)	–	**(71)**	(20)	–	(55)	(2)	**(77)**
	Amount outstanding	(226.0)	–	(1,729.2)	–	**(1,955.2)**	(271.0)	–	(1,864.3)	(157.0)	**(2,292.3)**
	Provision thereon	–	–	(1,002.8)	–	**(1,002.8)**	–	–	(1,118.0)	(157.0)	**(1,275.0)**
8.	Restructured accounts at March 31, 2014										
	No. of borrowers	810	8	188	13	**1,019**	856	8	202	14	**1,080**
	Amount outstanding	35,575.1	287.6	11,734.6	603.6	**48,200.9**	116,524.7	287.6	16,992.8	624.7	**134,429.8**
	Provision thereon	2,132.3	78.3	7,035.5	351.3	**9,597.4**	10,945.2	78.3	10,872.1	372.4	**22,268.0**

1. *One borrower with amount outstanding of ₹ 5,214.3 million and provision of ₹ 686.1 million at March 31, 2013 was reported in "others" mechanism in FY2013. Subsequently the account has been reclassified under "CDR" mechanism at April 1, 2013.*
2. *In cases upgraded to restructured standard category and in cases downgraded to lower asset classification, the amount shown as deleted represents the outstanding at March 31, 2013 and that shown in addition represents outstanding at March 31, 2014.*
3. *Increase/(decrease) in borrower level outstanding of existing restructured accounts is due to utilisation of cash credit facility, exchange rate fluctuation, accrued interest, fresh disbursement, non-fund based devolvement etc.*

Schedules

forming part of the Accounts *(Contd.)*

25. Provision on Funded Interest Term Loan

In 2008, RBI issued guidelines on debt restructuring, which also covered the treatment of funded interest in cases of debt restructuring, that is, instances where interest for a certain period is funded by a Funded Interest Term Loan (FITL) which is then repaid based on a contracted maturity schedule. In line with these guidelines, the Bank has been providing fully for any interest income which is funded through a FITL for cases restructured subsequent to the issuance of the guideline. However, RBI has now required similar treatment of outstanding FITL pertaining to cases restructured prior to the 2008 guidelines which have not yet been repaid. In view of the above, and since this item relates to prior years, the Bank has with the approval of the RBI debited its reserves by ₹ 9,291.6 million to fully provide outstanding FITLs pertaining to restructurings prior to the issuance of the guideline in the quarter ended March 31, 2015 as against over three quarters permitted by RBI. These FITLs relate to pre-2008 restructurings where the borrowers have since been upgraded and this impact would get reversed as FITLs are repaid as per their contractual maturities.

26. Floating provision

The Bank holds floating provision of ₹ 1.9 million at March 31, 2015 (March 31, 2014: ₹ 1.9 million) taken over from erstwhile Bank of Rajasthan on amalgamation.

27. Concentration of Deposits, Advances, Exposures and NPAs

(I) Concentration of deposits, advances, exposures and NPAs

₹ in million

Concentration of deposits	At March 31, 2015	At March 31, 2014
Total deposits of 20 largest depositors	**232,603.9**	242,537.6
Deposits of 20 largest depositors as a percentage of total deposits of the Bank	**6.43%**	7.31%

₹ in million

Concentration of advances[1]	At March 31, 2015	At March 31, 2014
Total advances to 20 largest borrowers (including banks)	**1,337,961.7**	1,154,740.4
Advances to 20 largest borrowers as a percentage of total advances of the Bank	**16.58%**	15.73%

1. Represents credit exposure (funded and non-funded) including derivatives exposures as per RBI guidelines on exposure norms.

₹ in million

Concentration of exposures[1]	At March 31, 2015	At March 31, 2014
Total exposure to 20 largest borrowers/customers (including banks)	**1,354,445.8**	1,190,611.6
Exposures to 20 largest borrowers/customers as a percentage of total exposure of the Bank	**15.87%**	15.21%

1. Represents credit and investment exposures as per RBI guidelines on exposure norms.

₹ in million

Concentration of NPAs	At March 31, 2015	At March 31, 2014
Total exposure[1] to top four NPA accounts	**62,016.3**	17,486.9

1. Represents gross exposure (funded and non-funded).

Schedules

forming part of the Accounts *(Contd.)*

(II) Sector-wise Advances

₹ in million except percentages

Sr. no.	Sector	At March 31, 2015		
		Outstanding advances	**Gross NPAs**	**% of gross NPAs to total advances in that sector**
A.	**Priority sector**			
1.	Agriculture and allied activities	237,737.6	7,051.4	2.97%
2.	Advances to industries sector eligible as priority sector lending	114,316.8	3,660.3	3.20%
3.	Services, of which:	118,499.0	1,963.1	1.66%
	Transport operators	61,484.7	1,273.5	2.07%
	Wholesale trade	14,487.1	487.7	3.37%
4.	Personal loans, of which:	301,750.1	3,818.1	1.27%
	Housing	217,485.4	2,571.4	1.18%
	Vehicle loan	78,868.5	967.2	1.23%
	Sub-total (A)	**772,303.5**	**16,492.9**	**2.14%**
B.	**Non-priority sector**			
1.	Agriculture and allied activities	–	–	–
2.	Advances to industries sector, of which:	1,532,182.6	73,115.3	4.77%
	Infrastructure	492,067.9	17,174.3	3.49%
	Basic metal and metal products	311,448.4	11,462.2	3.68%
3.	Services, of which:	851,479.8	50,175.6	5.89%
	Commercial real estate	264,316.4	4,914.1	1.86%
	Wholesale trade	128,156.7	4,299.1	3.35%
4.	Personal loans[1], of which:	833,654.3	11,163.1	1.34%
	Housing	575,848.8	3,488.5	0.61%
	Sub-total (B)	**3,217,316.7**	**134,454.0**	**4.18%**
	Total (A+B)	**3,989,620.3**	**150,946.9**	**3.78%**

1. *Excludes commercial business loans and dealer funding.*
2. *Sub-sectors have been disclosed where advances exceed 10% of total advances in that sector at reporting date.*

₹ in million except percentages

Sr. no.	Sector	At March 31, 2014		
		Outstanding advances	Gross NPAs	% of gross NPAs to total advances in that sector
A.	**Priority sector**			
1.	Agriculture and allied activities	191,104.6	6,921.8	3.62%
2.	Advances to industries sector eligible as priority sector lending, of which:	105,201.9	3,577.8	3.40%
	Construction	10,906.9	938.3	8.60%
3.	Services, of which:	120,342.4	1,621.5	1.35%
	Transport operators	62,317.9	918.9	1.47%
4.	Personal loans, of which:	257,343.1	3,293.9	1.28%
	Housing	196,627.6	2,650.5	1.35%
	Vehicle loan	56,740.3	600.4	1.06%
	Sub-total (A)	**673,992.0**	**15,415.0**	**2.29%**

₹ in million except percentages

Sr. no.	Sector	At March 31, 2014 Outstanding advances	Gross NPAs	% of gross NPAs to total advances in that sector
B.	**Non-priority sector**			
1.	Agriculture and allied activities	–	–	–
2.	Advances to industries sector, of which:	1,418,554.0	42,693.7	3.01%
	Infrastructure	475,138.5	8,114.2	1.71%
	Basic metal and metal products	255,707.5	3,229.7	1.26%
3.	Services, of which:	727,589.4	27,612.1	3.80%
	Commercial real estate	229,233.5	4,809.2	2.10%
	Wholesale trade	75,860.8	3,699.0	4.88%
4.	Personal loans[1], of which:	651,979.6	19,337.6	2.97%
	Housing	427,020.3	3,231.2	0.76%
	Loan against deposits	70,131.2	–	–
	Sub-total (B)	**2,798,123.0**	**89,643.4**	**3.20%**
	Total (A+B)	**3,472,115.0**	**105,058.4**	**3.03%**

1. *Excludes commercial business loans and dealer funding.*
2. *Sub-sectors have been disclosed where advances exceed 10% of total advances in that sector at reporting date.*

(III) Overseas assets, NPAs and revenue

₹ in million

Particulars	Year ended March 31, 2015	Year ended March 31, 2014
Total assets[1]	**1,203,814.7**	1,046,422.0
Total NPAs (net)	**8,516.8**	6,086.6
Total revenue[1]	**54,678.3**	58,949.7

1. *Represents the total assets and total revenue of foreign operations as reported in Schedule 18 of the financial statements, note no. 5 on information about business and geographical segments.*

(IV) Off-balance sheet special purpose vehicles (SPVs) sponsored (which are required to be consolidated as per accounting norms)

(a) The following table sets forth, the names of SPVs/trusts sponsored by the Bank/subsidiaries which are consolidated.

Sr. no.	Name of the SPV sponsored[1,2]
A	**Domestic**
	1. ICICI Equity Fund
	2. ICICI Strategic Investments Fund
	3. India Advantage Fund – III
	4. India Advantage Fund – IV
B	**Overseas**
	None

1. *The nature of business of the above entities is venture capital fund.*
2. *SPVs/trusts which are consolidated and set-up/sponsored by the Bank/subsidiaries of the Bank*

(b) The following table sets forth, the names of SPVs/trusts which are not sponsored by the Bank/subsidiaries and are consolidated.

Sr. no.	Name of the SPV
A	**Domestic**
	None
B	**Overseas**
	None

28. Intra group exposure

The following table sets forth, for the periods indicated, the details of intra-group exposure.

₹ in million

	Particulars	At March 31, 2015	At March 31, 2014
1.	Total amount of intra-group exposures	**102,495.0**	107,658.6
2.	Total amount of top 20 intra-group exposures	**102,495.0**	107,658.6
3.	Percentage of intra-group exposure to total exposures of the Bank on borrowers/ customers	**1.20%**	1.38%
4.	Details of breach of limits on intra-group exposures and regulatory action thereon, if any	**Nil**	Nil

29. Exposure to sensitive sectors

The Bank has exposure to sectors, which are sensitive to asset price fluctuations. The sensitive sectors include capital markets and real estate.

The following table sets forth, for the periods indicated, the position of exposure to capital market sector.

₹ in million

	Capital Market Sector	At March 31, 2015	At March 31, 2014
I.	Direct investment in equity shares, convertible bonds, convertible debentures and units of equity-oriented mutual funds, the corpus of which is not exclusively invested in corporate debt	**22,597.0**	17,821.5
II.	Advances against shares/bonds/debentures or other securities or on clean basis to individuals for investment in shares (including IPOs/ESOPs), convertible bonds, convertible debentures and units of equity-oriented mutual funds	**1,867.7**	1,781.4
III.	Advances for any other purposes where shares or convertible bonds or convertible debentures or units of equity oriented mutual funds are taken as primary security	**99,828.3**	86,144.4
IV.	Advances for any other purposes to the extent secured by the collateral security of shares or convertible bonds or convertible debentures or units of equity oriented mutual funds i.e. where the primary security other than shares/ convertible bonds/convertible debentures/units of equity oriented mutual funds does not fully cover the advances	**–**	–
V.	Secured and unsecured advances to stockbrokers and guarantees issued on behalf of stock brokers and market makers	**37,754.5**	33,073.2
VI.	Loans sanctioned to corporate against the security of shares/bonds/debentures or other securities or on clean basis for meeting promoter's contribution to the equity of new companies in anticipation of raising resources	**–**	–
VII.	Bridge loans to companies against expected equity flows/issues	**–**	–
VIII.	Underwriting commitments taken up by the Bank in respect of primary issue of shares or convertible bonds or convertible debentures or units of equity oriented mutual funds	**–**	–
IX.	Financing to stock brokers for margin trading	**–**	–
X.	All exposures to venture capital funds (both registered and unregistered)	**12,400.8**	9,436.0
XI.	Others	**8,332.4**	24,480.4
	Total exposure to capital market	**182,780.7**	172,736.9

Schedules

forming part of the Accounts *(Contd.)*

The following table sets forth, for the periods indicated, the summary of exposure to real estate sector.

₹ in million

	Real estate sector	At March 31, 2015	At March 31, 2014
I.	**Direct exposure**	**1,340,716.4**	1,092,006.3
	i) Residential mortgages	**945,862.1**	752,096.2
	of which: individual housing loans eligible for priority sector advances	**172,465.4**	162,487.3
	ii) Commercial real estate[1]	**356,451.4**	300,215.1
	iii) Investments in mortgage backed securities (MBS) and other securitised exposure	**38,402.9**	39,695.0
	a. Residential	**36,624.4**	37,205.1
	b. Commercial real estate	**1,778.5**	2,489.9
II.	**Indirect exposure**	**85,681.9**	71,901.4
	i) Fund based and non-fund based exposures on National Housing Bank (NHB) and Housing Finance Companies (HFCs)	**85,681.9**	71,901.4
	ii) Others	**–**	–
	Total exposure to real estate sector[2]	**1,426,398.3**	**1,163,907.7**

1. *Commercial real estate exposure include loans to individuals against non-residential premises, loans given to land and building developers for construction, corporate loans for development of special economic zone, loans to borrowers where servicing of loans is from a real estate activity and exposures to mutual funds/venture capital funds/private equity funds investing primarily in the real estate companies.*
2. *Excludes non-banking assets acquired in satisfaction of claims.*

30. Risk category-wise country exposure

As per the extant RBI guidelines, the country exposure of the Bank is categorised into various risk categories listed in the following table. The funded country exposure (net) of the Bank as a percentage of total funded assets for Singapore was 1.31% (March 31, 2014: 1.45%) and USA was 2.53% (March 31, 2014: 0.83%). As the net funded exposure to Singapore and USA exceeds 1.0% of total funded assets, the Bank held a provision of ₹ 345.0 million on country exposure at March 31, 2015 (March 31, 2014: ₹ 135.0 million) based on RBI guidelines.

The following table sets forth, for the periods indicated, the details of exposure (net) and provision held by the bank.

₹ in million

Risk category	Exposure (net) at March 31, 2015	Provision held at March 31, 2015	Exposure (net) at March 31, 2014	Provision held at March 31, 2014
Insignificant	**784,254.1**	**345.0**	713,811.9	135.0
Low	**189,069.3**	**–**	158,427.8	–
Moderately Low	**27,593.9**	**–**	73,278.3	–
Moderate	**10,823.3**	**–**	–	–
Moderately High	**–**	**–**	–	–
High	**–**	**–**	–	–
Very High	**–**	**–**	–	–
Total	**1,011,740.6**	**345.0**	**945,518.0**	**135.0**

31. Details of Single Borrower Limit and Borrower Group Limit exceeded by the Bank

During the year ended March 31, 2015 and March 31, 2014, the Bank has complied with the Reserve Bank of India guidelines on single borrower and borrower group limit.

32. Unsecured advances against intangible assets

The Bank has not made advances against intangible collaterals of the borrowers, which are classified as 'unsecured' in its financial statements at March 31, 2015 (March 31, 2014: Nil) and the estimated value of the intangible collaterals was Nil at March 31, 2015 (March 31, 2014: Nil).

33. Fixed Assets

The following table sets forth, for the periods indicated, the movement in software acquired by the Bank, as included in fixed assets.

₹ in million

Particulars	At March 31, 2015	At March 31, 2014
At cost at March 31 of preceding year	**9,433.7**	8,508.0
Additions during the year	**1,827.9**	925.7
Deductions during the year	**(0.9)**	–
Depreciation to date	**(8,554.8)**	(7,298.8)
Net block	**2,705.9**	**2,134.9**

34. Description of contingent liabilities

The following table describes the nature of contingent liabilities of the Bank.

Sr. no.	Contingent liability	Brief Description
1.	Claims against the Bank, not acknowledged as debts	This item represents demands made in certain tax and legal matters against the Bank in the normal course of business and customer claims arising in fraud cases. In accordance with the Bank's accounting policy and AS - 29, the Bank has reviewed and classified these items as possible obligations based on legal opinion/judicial precedents/assessment by the Bank.
2.	Liability for partly paid investments	This item represents amounts remaining unpaid towards liability for partly paid investments. These payment obligations of the Bank do not have any profit/loss impact.
3.	Liability on account of outstanding forward exchange contracts	The Bank enters into foreign exchange contracts in the normal course of its business, to exchange currencies at a pre-fixed price at a future date. This item represents the notional principal amount of such contracts, which are derivative instruments. With respect to the transactions entered into with its customers, the Bank generally enters into off-setting transactions in the inter-bank market. This results in generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio, while the net market risk is lower.
4.	Guarantees given on behalf of constituents, acceptances, endorsements and other obligations	This item represents the guarantees and documentary credits issued by the Bank in favour of third parties on behalf of its customers, as part of its trade finance banking activities with a view to augment the customers' credit standing. Through these instruments, the Bank undertakes to make payments for its customers' obligations, either directly or in case the customer fails to fulfill their financial or performance obligations.
5.	Currency swaps, interest rate swaps, currency options and interest rate futures	This item represents the notional principal amount of various derivative instruments which the Bank undertakes in its normal course of business. The Bank offers these products to its customers to enable them to transfer, modify or reduce their foreign exchange and interest rate risks. The Bank also undertakes these contracts to manage its own interest rate and foreign exchange positions. With respect to the transactions entered into with its customers, the Bank generally enters into off-setting transactions in the inter-bank market. This results in generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio, while the net market risk is lower.
6.	Other items for which the Bank is contingently liable	Other items for which the Bank is contingently liable primarily include the amount of Government securities bought/sold and remaining to be settled on the date of financial statements. This also includes the value of sell down options and other facilities pertaining to securitisation, the notional principal amounts of credit derivatives, amount applied in public offers under Application Supported by Blocked Amounts (ASBA), bill re-discounting, amount transferred to the RBI under the Depositor Education and Awareness Fund (DEAF), commitment towards contribution to venture fund and the amount that the Bank is obligated to pay under capital contracts. Capital contracts are job orders of a capital nature which have been committed.

Schedules

forming part of the Accounts *(Contd.)*

35. Bancassurance

The following table sets forth, for the periods indicated, the break-up of income derived from bancassurance business.

₹ in million

Sr. No.	Nature of income	Year ended March 31, 2015	Year ended March 31, 2014
1.	Income from selling life insurance policies	**6,325.7**	4,786.5
2.	Income from selling non life insurance policies	**678.2**	539.5
3.	Income from selling mutual fund/collective investment scheme products	**2,426.6**	1,371.4

36. Employee benefits

Pension

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for pension benefits.

₹ in million

Particulars	Year ended March 31, 2015	Year ended March 31, 2014
Opening obligations	**10,209.9**	10,392.5
Service cost	**217.8**	240.3
Interest cost	**943.5**	833.7
Actuarial (gain)/loss	**3,174.7**	998.5
Liabilities extinguished on settlement	**(1,381.1)**	(2,012.8)
Benefits paid	**(164.9)**	(242.3)
Obligations at the end of year	**12,999.9**	10,209.9
Opening plan assets, at fair value	**9,018.8**	9,526.8
Expected return on plan assets	**743.3**	772.0
Actuarial gain/(loss)	**104.7**	(29.1)
Assets distributed on settlement	**(1,534.6)**	(2,236.5)
Contributions	**1,936.1**	1,227.9
Benefits paid	**(164.9)**	(242.3)
Closing plan assets, at fair value	**10,103.4**	9,018.8
Fair value of plan assets at the end of the year	**10,103.4**	9,018.8
Present value of the defined benefit obligations at the end of the year	**12,999.9**	10,209.9
Amount not recognised as an asset (limit in Para 59(b) of AS-15 on 'employee benefits')	**–**	–
Asset/(liability)	**(2,896.5)**	(1,191.1)
Cost for the year[1]		
Service cost	**217.8**	240.3
Interest cost	**943.5**	833.7
Expected return on plan assets	**(743.3)**	(772.0)
Actuarial (gain)/loss	**3,070.0**	1,027.6
Curtailments & settlements (gain)/loss	**153.5**	223.7
Effect of the limit in para 59(b) of AS-15 on 'employee benefits'	**–**	–
Net cost	**3,641.5**	1,553.3
Actual return on plan assets	**848.0**	742.9
Expected employer's contribution next year	**3,000.0**	1,000.0
Investment details of plan assets		
Insurer managed funds[2]	**84.51%**	80.86%
Government of India securities	**7.12%**	7.50%
Corporate bonds	**8.12%**	9.00%
Others	**0.25%**	2.64%

Schedules

forming part of the Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2015	Year ended March 31, 2014
Assumptions		
Discount rate	**8.00%**	9.25%
Salary escalation rate:		
On Basic pay	**1.50%**	1.50%
On Dearness relief	**7.00%**	7.00%
Estimated rate of return on plan assets	**8.00%**	8.00%

1. *Included in line item payments to and provision for employees of Schedule-16 Operating expenses.*
2. *Majority of the funds are invested in Government of India securities and corporate bonds.*

Estimated rate of return on plan assets is based on our expectation of the average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011
Plan assets	**10,103.4**	9,018.8	9,526.8	9,379.5	8,467.4
Defined benefit obligations	**12,999.9**	10,209.9	10,392.5	9,602.7	8,842.9
Amount not recognised as an asset (limit in para 59(b) of AS-15 on 'employee benefits')	**–**	–	–	–	–
Surplus/(deficit)	**(2,896.5)**	(1,191.1)	(865.7)	(223.2)	(375.5)
Experience adjustment on plan assets	**104.7**	(29.1)	102.3	51.7	69.1
Experience adjustment on plan liabilities	**1,271.2**	2,549.6	1,525.2	2,692.3	689.7

Gratuity

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for gratuity benefits.

₹ in million

Particulars	Year ended March 31, 2015	Year ended March 31, 2014
Opening obligations	**5,818.5**	5,643.1
Add: adjustment for exchange fluctuation on opening obligations	**3.1**	5.8
Adjusted opening obligations	**5,821.6**	5,648.9
Service cost	**529.8**	473.6
Interest cost	**529.9**	453.6
Actuarial (gain)/loss	**514.3**	(135.4)
Past service cost	**–**	–
Liability transferred from/to other companies	**(7.3)**	(6.2)
Benefits paid	**(633.7)**	(616.0)
Obligations at the end of the year	**6,754.6**	5,818.5
Opening plan assets, at fair value	**5,729.9**	5,530.5
Expected return on plan assets	**443.5**	426.5
Actuarial gain/(loss)	**589.1**	(29.5)
Contributions	**449.2**	424.6
Asset transferred from/to other companies	**(7.3)**	(6.2)
Benefits paid	**(633.5)**	(616.0)
Closing plan assets, at fair value	**6,570.7**	5,729.9

₹ in million

Particulars	Year ended March 31, 2015	Year ended March 31, 2014
Fair value of plan assets at the end of the year	**6,570.7**	5,729.9
Present value of the defined benefit obligations at the end of the year	**6,754.6**	5,818.5
Amount not recognised as an asset (limit in Para 59(b) of AS-15 on 'employee benefits')	**–**	–
Asset/(liability)	**(183.9)**	(88.6)
Cost for the year[1]		
Service cost	**529.8**	473.6
Interest cost	**529.9**	453.6
Expected return on plan assets	**(443.5)**	(426.5)
Actuarial (gain)/loss	**(74.8)**	(105.9)
Past service cost	**–**	–
Exchange fluctuation loss/(gain)	**3.1**	5.8
Effect of the limit in para 59(b) of AS15 on 'employee benefits'	**–**	–
Net cost	**544.5**	400.6
Actual return on plan assets	**1,032.6**	397.0
Expected employer's contribution next year	**510.2**	504.7
Investment details of plan assets		
Insurer managed funds	**8.68%**	9.46%
Government of India securities	**40.29%**	16.75%
Corporate bonds	**18.37%**	30.33%
Special deposit schemes	**4.43%**	5.08%
Equity	**12.81%**	12.55%
Others	**15.42%**	25.83%
Assumptions		
Discount rate	**7.90%**	9.00%
Salary escalation rate	**7.00%**	7.00%
Estimated rate of return on plan assets	**8.00%**	8.00%

1. Included in line item payments to and provision for employees of schedule-16 Operating expenses.

Estimated rate of return on plan assets is based on the expectation of the average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011
Plan assets	**6,570.7**	5,729.9	5,530.5	5,027.4	5,182.4
Defined benefit obligations	**6,754.6**	5,818.5	5,643.1	5,247.2	5,082.7
Amount not recognised as an asset (limit in para 59(b) of AS-15 on 'employee benefits')	**–**	–	–	–	–
Surplus/(deficit)	**(183.9)**	(88.6)	(112.6)	(219.8)	99.7
Experience adjustment on plan assets	**589.1**	(29.5)	34.4	20.1	(63.2)
Experience adjustment on plan liabilities	**41.9**	217.6	153.6	44.1	79.0

The estimates of future salary increases, considered in actuarial valuation, take into consideration inflation, seniority, promotion and other relevant factors.

Schedules

forming part of the Accounts *(Contd.)*

Provident Fund (PF)

As there is no liability towards interest rate guarantee on exempt provident fund on the basis of actuarial valuation, the Bank has not made any provision for the year ended March 31, 2015 (March 31, 2014: ₹ 3.5 million).

The following tables set forth, for the periods indicated, reconciliation of opening and closing balance of the present value of the defined benefit obligation for provident fund.

₹ in million

Particulars	Year ended March 31, 2015	Year ended March 31, 2014
Opening obligations	**15,693.3**	13,719.5
Service cost	**920.4**	974.9
Interest cost	**1,383.2**	1,096.5
Actuarial (gain)/loss	**322.3**	(49.1)
Employees contribution	**1,814.6**	1,681.4
Obligations transferred from/to other companies	**100.9**	74.8
Benefits paid	**(2,487.9)**	(1,804.7)
Obligations at end of the year	**17,746.8**	15,693.3
Opening plan assets	**15,689.8**	13,719.5
Expected return on plan assets	**1,362.6**	1,194.4
Actuarial gain/(loss)	**346.4**	(150.5)
Employer contributions	**920.4**	974.9
Employees contributions	**1,814.6**	1,681.4
Assets transfer from/to other companies	**100.9**	74.8
Benefits paid	**(2,487.9)**	(1,804.7)
Closing plan assets	**17,746.8**	15,689.8
Plan assets at the end of the year	**17,746.8**	15,689.8
Present value of the defined benefit obligations at the end of the year	**17,746.8**	15,693.3
Asset/(liability)	**-**	(3.5)
Cost for the year[1]		
Service cost	**920.4**	974.9
Interest cost	**1,383.2**	1,096.5
Expected return on plan assets	**(1,362.6)**	(1,194.4)
Actuarial (gain)/loss	**(24.1)**	101.4
Net cost	**916.9**	978.4
Actual return on plan assets	**1,709.0**	1,043.9
Expected employer's contribution next year	**984.9**	1,041.9
Investment details of plan assets		
Government of India securities	**39.49%**	38.82%
Corporate Bonds	**54.11%**	51.72%
Special deposit scheme	**2.99%**	3.38%
Others	**3.41%**	6.08%
Assumptions		
Discount rate	**7.90%**	9.00%
Expected rate of return on assets	**8.74%**	8.60%
Discount rate for the remaining term to maturity of investments	**7.96%**	9.05%
Average historic yield on the investment	**8.80%**	8.65%
Guaranteed rate of return	**8.75%**	8.75%

1. *Included in line item payments to and provision for employees of schedule-16 Operating expenses*

Experience adjustment

₹ in million

Particulars	**Year ended March 31, 2015**	Year ended March 31, 2014	Year ended March 31, 2013
Plan assets	**17,746.8**	15,689.8	13,719.5
Defined benefit obligations	**17,746.8**	15,693.3	13,719.5
Amount not recognised as an asset (limit in para 59(b) of AS-15 on 'employee benefits')	**-**	-	-
Surplus/(deficit)	**-**	(3.5)	-
Experience adjustment on plan assets	**346.4**	(150.5)	(22.1)
Experience adjustment on plan liabilities	**322.3**	(49.1)	(26.4)

Bank has contributed ₹ 1,511.0 million to provident fund for the year ended March 31, 2015 (March 31, 2014: ₹ 1,412.8 million), which includes compulsory contribution made towards employee pension scheme under Employees Provident Fund and Miscellaneous Provisions Act, 1952.

Superannuation Fund

Bank has contributed ₹ 110.7 million for the year ended March 31, 2015 (March 31, 2014: ₹ 118.1 million) to superannuation fund.

37. Movement in provision for credit card/debit card/savings account reward points

The following table sets forth, for the periods indicated, movement in provision for credit card/debit card/savings account reward points.

₹ in million

Particulars	**Year ended March 31, 2015**	Year ended March 31, 2014
Opening provision for reward points	**836.0**	745.9
Provision for reward points made during the year	**1,144.0**	745.3
Utilisation/write-back of provision for reward points	**(896.8)**	(655.2)
Closing provision for reward points[1]	**1,083.2**	836.0

1. *The closing provision is based on the actuarial valuation of accumulated credit card/debit card/savings account reward points. This amount will be utilised towards redemption of the credit card/debit card/savings accounts reward points.*

38. Provisions and contingencies

The following table sets forth, for the periods indicated, the break-up of provisions and contingencies included in profit and loss account.

₹ in million

Particulars	**Year ended March 31, 2015**	Year ended March 31, 2014
Provisions for depreciation of investments	**2,979.2**	711.2
Provision towards non-performing and other assets[1]	**31,412.7**	22,522.7
Provision towards income tax		
- Current	**48,591.4**	38,395.0
- Deferred	**(2,195.7)**	3,131.9
Provision towards wealth tax	**50.0**	50.0
Other provisions and contingencies[2]	**4,607.9**	3,030.2
Total provisions and contingencies	**85,445.5**	**67,841.0**

1. *Includes provision towards NPA amounting to ₹ 30,232.5 million (March 31, 2014: ₹ 17,148.0 million)*
2. *Includes general provision towards standard assets amounting to ₹ 3,847.9 million (March 31, 2014: ₹ 2,487.7 million*

The Bank has assessed its obligations arising in the normal course of business, including pending litigations, proceedings pending with tax authorities and other contracts including derivative and long term contracts. In accordance with the provisions of Accounting Standard - 29 on 'Provisions, Contingent Liabilities and Contingent Assets', the Bank recognises a provision for material foreseeable losses when it has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. In cases where the available information indicates that the loss on the contingency is reasonably possible but the amount of loss cannot be reasonably estimated, a disclosure to this effect is made as contingent liabilities in the financial statements. The Bank does not expect the outcome of these proceedings to have a materially adverse effect on its financial results.

39. Details of amount transferred to The Depositor Education and Awareness Fund (the Fund) of RBI

The following table sets forth, for the period indicated, the movement in amount transferred to the Fund.

₹ in million

Particulars	Year ended March 31, 2015
Opening balance	–
Amounts transferred	2,598.8
Amounts reimbursed by the Fund towards claims	23.0
Closing balance	2,575.8

40. Provisions for income tax

The provision for income tax (including deferred tax) for the year ended March 31, 2015 amounted to ₹ 46,395.7 million (March 31, 2014: ₹ 41,526.7 million).

The Bank has a comprehensive system of maintenance of information and documents required by transfer pricing legislation under section 92-92F of the Income-tax Act, 1961. The Bank is of the opinion that all transactions with international related parties and specified transactions with domestic related parties are primarily at arm's length so that the above legislation does not have material impact on the financial statements.

41. Deferred tax

At March 31, 2015, the Bank has recorded net deferred tax asset of ₹ 14,480.0 million (March 31, 2014: ₹ 7,468.6 million), which has been included in other assets.

The following table sets forth, for the periods indicated, the break-up of deferred tax assets and liabilities into major items.

₹ in million

Particulars	At March 31, 2015	At March 31, 2014
Deferred tax asset		
Provision for bad and doubtful debts	**37,860.0**	27,621.5
Capital loss	**50.5**	49.6
Others	**3,118.1**	2,204.8
Total deferred tax asset	**41,028.6**	**29,875.9**
Deferred tax liability		
Special Reserve deduction	**21,273.0**	17,234.9
Depreciation on fixed assets	**5,270.7**	5,172.3
Others	**4.9**	–
Total deferred tax liability	**26,548.6**	**22,407.3**
Total net deferred tax asset/(liability)	**14,480.0**	**7,468.6**

1. *Deferred tax asset/(liability)pertaining to foreign branches are included in respective categories.*

Schedules

forming part of the Accounts *(Contd.)*

42. Dividend distribution tax

Dividend received from Indian subsidiaries, on which dividend distribution tax has been paid by them and dividend received from offshore subsidiaries, on which tax has been paid under section 115BBD of the Income Tax Act, 1961, has been reduced from dividend to be distributed by the Bank for the purpose of computation of dividend distribution tax as per section 115-O of the Income Tax Act, 1961.

43. Related Party Transactions

The Bank has transactions with its related parties comprising subsidiaries, associates/joint ventures/other related entities, key management personnel and relatives of key management personnel.

Subsidiaries

ICICI Bank UK PLC, ICICI Bank Canada, ICICI Prudential Life Insurance Company Limited, ICICI Lombard General Insurance Company Limited, ICICI Prudential Asset Management Company Limited, ICICI Securities Limited, ICICI Securities Primary Dealership Limited, ICICI Home Finance Company Limited, ICICI Venture Funds Management Company Limited, ICICI International Limited, ICICI Trusteeship Services Limited, ICICI Investment Management Company Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Trust Limited and ICICI Prudential Pension Funds Management Company Limited.

Associates/joint ventures/other related entities

ICICI Equity Fund[1], ICICI Strategic Investments Fund[1], FINO PayTech Limited, I-Process Services (India) Private Limited, NIIT Institute of Finance, Banking and Insurance Training Limited, Comm Trade Services Limited, ICICI Foundation for Inclusive Growth, I-Ven Biotech Limited[1], ICICI Merchant Services Private Limited, India Infradebt Limited, India Advantage Fund-III and India Advantage Fund-IV.

1. *Entities consolidated as per Accounting Standard (AS) 21 on 'Consolidated Financial Statements'.*

India Advantage Fund-III has been identified as a related party during the three months ended June 30, 2014. India Advantage Fund-IV has been identified as a related party during the three months ended September 30, 2014. TCW/ICICI Investment Partners Limited and ICICI Venture Value Fund ceased to be related parties from the three months ended September 30, 2013 and December 31, 2013 respectively. ICICI Emerging Sectors Fund, ICICI Eco-net Internet and Technology Fund and Rainbow Fund ceased to be related parties from the three months ended March 31, 2014. Mewar Aanchalik Gramin Bank, ICICI Kinfra Limited and ICICI Bank Eurasia Limited Liability Company ceased to be related parties from the three months ended June 30, 2014, December 31, 2014 and March 31, 2015 respectively.

Key management personnel

Ms. Chanda Kochhar, Mr. N. S. Kannan, Mr. K. Ramkumar, Mr. Rajiv Sabharwal.

Relatives of key management personnel

Mr. Deepak Kochhar, Mr. Arjun Kochhar, Ms. Aarti Kochhar, Mr. Mahesh Advani, Ms. Rangarajan Kumudalakshmi, Ms. Aditi Kannan, Ms. Narayanan Sudha, Mr. Narayanan Raghunathan, Mr. Narayanan Rangarajan, Mr. R. Shyam, Ms. R. Suchithra, Mr. K. Jayakumar, Mr. R. Krishnaswamy, Ms. J. Krishnaswamy, Ms. Pushpa Muralidharan, Ms. Sangeeta Sabharwal, Mr. Kartik Sabharwal, Mr. Arnav Sabharwal.

The following were the significant transactions between the Bank and its related parties for the year ended March 31, 2015. A specific related party transaction is disclosed as a material related party transaction wherever it exceeds 10% of all related party transactions in that category.

Insurance services

During the year ended March 31, 2015, the Bank paid insurance premium to insurance subsidiaries amounting to ₹ 1,200.5 million (March 31, 2014: ₹ 1,072.6 million). The material transactions for the year ended March 31, 2015 were payment of insurance premium to ICICI Lombard General Insurance Company Limited amounting to ₹ 1,070.1 million (March 31, 2014: ₹ 978.5 million) and to ICICI Prudential Life Insurance Company Limited amounting to ₹ 130.4 million (March 31, 2014: ₹ 94.1 million).

During the year ended March 31, 2015, the Bank's insurance claims (including the claims received by the Bank on behalf of key management personnel) from the insurance subsidiaries amounted to ₹ 245.0 million (March 31, 2014: ₹ 396.6 million). The material transactions for the year ended March 31, 2015 were with ICICI Lombard General Insurance Company Limited amounting to ₹ 158.5 million (March 31, 2014: ₹ 326.7 million) and with ICICI Prudential Life Insurance Company Limited amounting to ₹ 86.5 million (March 31, 2014: ₹ 69.9 million).

Fees and commission income

During the year ended March 31, 2015, the Bank received fees from its subsidiaries amounting to ₹ 7,761.4 million (March 31, 2014: ₹ 5,880.4 million), from its associates/joint ventures/other related entities amounting to ₹ 10.0 million (March 31, 2014: ₹ 9.7 million), from key management personnel amounting to ₹ 0.3 million (March 31, 2014: Nil) and from relatives of key management personnel amounting to Nil (March 31, 2014: ₹ 0.1 million). The material transactions for the year ended March 31, 2015 were with ICICI Prudential Life Insurance Company Limited amounting to ₹ 6,409.8 million (March 31, 2014: ₹ 4,876.0 million) and with ICICI Lombard General Insurance Company Limited amounting to ₹ 746.9 million (March 31, 2014: ₹ 597.9 million).

During the year ended March 31, 2015, the Bank received commission on bank guarantees from its subsidiaries amounting to ₹ 46.2 million (March 31, 2014: ₹ 48.1 million). The material transactions for the year ended March 31, 2015 were with ICICI Bank UK PLC amounting to ₹ 44.4 million (March 31, 2014: ₹ 39.1 million) and with ICICI Bank Eurasia Limited Liability Company amounting to Nil (March 31, 2014: ₹ 7.7 million).

Lease of premises, common corporate and facilities expenses

During the year ended March 31, 2015, the Bank recovered from its subsidiaries an amount of ₹ 1,253.3 million (March 31, 2014: ₹ 1,257.9 million) and from its associates/joint ventures/other related entities an amount of ₹ 57.5 million (March 31, 2014: ₹ 72.3 million). The material transactions for the year ended March 31, 2015 were with ICICI Home Finance Company Limited amounting to ₹ 312.1 million (March 31, 2014: ₹ 276.1 million), ICICI Securities Limited amounting to ₹ 262.6 million (March 31, 2014: ₹ 288.4 million), ICICI Prudential Life Insurance Company Limited amounting to ₹ 206.6 million (March 31, 2014: ₹ 224.2 million), ICICI Lombard General Insurance Company Limited amounting to ₹ 187.1 million (March 31, 2014: ₹ 159.7 million) and with ICICI Bank UK PLC amounting to ₹ 175.2 million (March 31, 2014: ₹ 180.8 million).

Secondment of employees

During the year ended March 31, 2015, the Bank recovered towards deputation of employees from its subsidiaries an amount of ₹ 56.4 million (March 31, 2014: ₹ 71.5 million) and from its associates/joint ventures/other related entities an amount of ₹ 7.1 million (March 31, 2014: ₹ 6.6 million). The material transactions for the year ended March 31, 2015 were with ICICI Investment Management Company Limited amounting to ₹ 40.0 million (March 31, 2014: ₹ 38.9 million), ICICI Securities Limited amounting to ₹ 11.2 million (March 31, 2014: ₹ 15.4 million), I-Process Services (India) Private Limited amounting to ₹ 7.1 million (March 31, 2014: ₹ 6.6 million) and with ICICI Prudential Life Insurance Company Limited amounting to ₹ 5.2 million (March 31, 2014: ₹ 16.1 million).

Purchase of investments

During the year ended March 31, 2015, the Bank purchased certain investments from its subsidiaries amounting to ₹ 9,931.6 million (March 31, 2014: ₹ 10,087.0 million). The material transactions for the year ended March 31, 2015 were with ICICI Securities Primary Dealership Limited amounting to ₹ 5,886.8 million (March 31, 2014: ₹ 7,189.3 million) and with ICICI Prudential Life Insurance Company Limited amounting to ₹ 2,877.9 million (March 31, 2014: ₹ 2,448.4 million).

During the year ended March 31, 2015, the Bank invested in the units of India Advantage Fund-III amounting to ₹ 499.1 million and in the units of India Advantage Fund-IV amounting to ₹ 417.9 million.

Sale of investments

During the year ended March 31, 2015, the Bank sold certain investments to its subsidiaries amounting to ₹ 5,311.6 million (March 31, 2014: ₹ 9,061.8 million) and to its associates/joint ventures/other related entities amounting to Nil (March 31, 2014: ₹ 147.8 million). The material transactions for the year ended March 31, 2015 were with ICICI

Securities Primary Dealership Limited amounting to ₹ 3,408.0 million (March 31, 2014: ₹ 1,649.4 million), ICICI Lombard General Insurance Company Limited amounting to ₹ 928.6 million (March 31, 2014: ₹ 2,497.8 million) and with ICICI Prudential Life Insurance Company Limited amounting to ₹ 902.2 million (March 31, 2014: ₹ 4,898.3 million).

Investment in Certificate of Deposits (CDs)/bonds issued by ICICI Bank

During the year ended March 31, 2015, subsidiaries have invested in CDs/bonds issued by the Bank amounting to ₹ 3,210.0 million (March 31, 2014: Nil). The material transactions for the year ended March 31, 2015 were with ICICI Prudential Life Insurance Company Limited amounting to ₹ 2,000.0 million (March 31, 2014: Nil) and with ICICI Securities Primary Dealership Limited amounting to ₹ 1,210.0 million (March 31, 2014: Nil).

Redemption/buyback of investments

During the year ended March 31, 2015, the Bank received ₹ 4,687.5 million (equivalent to USD 75.0 million) (March 31, 2014: Nil) from ICICI Bank UK PLC on account of buyback of equity shares and Nil [March 31, 2014: ₹ 2,995.8 million (equivalent to USD 50.0 million)] on account of redemption of bonds by ICICI Bank UK PLC.

During the year ended March 31, 2015, the Bank received ₹ 3,922.6 million (equivalent to CAD 80.0 million) [March 31, 2014: ₹ 4,070.4 million (equivalent to CAD 75.0 million)] from ICICI Bank Canada on account of buyback of equity shares by ICICI Bank Canada.

During the year ended March 31, 2015, the Bank received ₹ 118.0 million (March 31, 2014: NA) from India Advantage Fund-III, ₹ 74.4 million (March 31, 2014: Nil) from ICICI Equity Fund and ₹ 21.6 million (March 31, 2014: NA) from India Advantage Fund-IV on account of redemption of units and distribution of gain/loss on units.

During the year ended March 31, 2014, the Bank received ₹ 358.0 million from ICICI Emerging Sectors Fund and ₹ 126.7 million from ICICI Eco-net Internet and Technology Fund on account of redemption of units and distribution of gain/loss on units.

Reimbursement of expenses to subsidiaries

During the year ended March 31, 2015, the Bank reimbursed expenses to its subsidiaries amounting to ₹ 60.4 million (March 31, 2014: ₹ 46.6 million). The material transactions for the year ended March 31, 2015 were with ICICI Bank UK PLC amounting to ₹ 57.4 million (March 31, 2014: ₹ 33.7 million) and with ICICI Bank Canada amounting to ₹ 3.0 million (March 31, 2014: ₹ 12.9 million).

Reimbursement of expenses to the Bank

During the year ended March 31, 2015, subsidiaries reimbursed expenses to the Bank amounting to ₹ 5.8 million (March 31, 2014: ₹ 19.9 million). The material transactions for the year ended March 31, 2015 were with ICICI Bank Canada amounting to ₹ 4.7 million (March 31, 2014: ₹ 5.2 million) and with ICICI Bank UK PLC amounting to ₹ 1.1 million (March 31, 2014: ₹ 14.7 million).

Brokerage, fees and other expenses

During the year ended March 31, 2015, the Bank paid brokerage, fees and other expenses to its subsidiaries amounting to ₹ 833.1 million (March 31, 2014: ₹ 671.8 million) and to its associates/joint ventures/other related entities amounting to ₹ 4,645.1 million (March 31, 2014: ₹ 3,179.4 million). The material transactions for the year ended March 31, 2015 were with I-Process Services (India) Private Limited amounting to ₹ 2,362.7 million (March 31, 2014: ₹ 1,664.2 million), ICICI Merchant Services Private Limited amounting to ₹ 2,216.0 million (March 31, 2014: ₹ 1,353.3 million) and with ICICI Home Finance Company Limited amounting to ₹ 662.1 million (March 31, 2014: ₹ 549.8 million).

Income on custodial services

During the year ended March 31, 2015, the Bank recovered custodial charges from its subsidiaries amounting to ₹ 11.8 million (March 31, 2014: ₹ 3.7 million) and from its associates/joint ventures/other related entities amounting to ₹ 1.5 million (March 31, 2014: ₹ 0.5 million). The material transactions for the year ended March 31, 2015 were with ICICI Prudential Asset Management Company Limited amounting to ₹ 7.3 million (March 31, 2014: Nil) and with ICICI Securities Primary Dealership Limited amounting to ₹ 4.5 million (March 31, 2014: ₹ 3.6 million).

Interest expenses

During the year ended March 31, 2015, the Bank paid interest to its subsidiaries amounting to ₹ 614.2 million (March 31, 2014: ₹ 350.8 million), to its associates/joint ventures other related entities amounting to ₹ 257.9 million (March 31, 2014: ₹ 353.8 million), to its key management personnel amounting to ₹ 6.2 million (March 31, 2014: ₹ 4.2 million) and to relatives of key management personnel amounting to ₹ 2.3 million (March 31, 2014: ₹ 1.7 million). The material transactions for the year ended March 31, 2015 were with ICICI Securities Limited amounting to ₹ 373.3 million (March 31, 2014: ₹ 284.2 million), India Infradebt Limited amounting to ₹ 232.0 million (March 31, 2014: ₹ 268.6 million) and with ICICI Prudential Life Insurance Company Limited amounting to ₹ 185.7 million (March 31, 2014: ₹ 19.9 million).

Interest income

During the year ended March 31, 2015, the Bank received interest from its subsidiaries amounting to ₹ 1,407.6 million (March 31, 2014: ₹ 1,687.9 million), from its associates/joint ventures/other related entities amounting to ₹ 48.2 million (March 31, 2014: ₹ 55.8 million), from its key management personnel amounting to ₹ 1.0 million (March 31, 2014: ₹ 0.9 million) and from relatives of key management personnel amounting to ₹ 1.5 million (March 31, 2014: ₹ 0.5 million). The material transactions for the year ended March 31, 2015 were with ICICI Home Finance Company Limited amounting to ₹ 942.1 million (March 31, 2014: ₹ 1,151.0 million), ICICI Venture Funds Management Company Limited amounting to ₹ 167.3 million (March 31, 2014: Nil) and with ICICI Bank Canada amounting to ₹ 160.4 million (March 31, 2014: ₹ 168.9 million).

Other income

The Bank undertakes derivative transactions with its subsidiaries, associates, joint ventures and other related entities. The Bank manages its foreign exchange and interest rate risks arising from these transactions by covering them in the market. During the year ended March 31, 2015, the net gain of the Bank on forex and derivative transactions entered with subsidiaries was ₹ 1,887.3 million (March 31, 2014: net loss of ₹ 743.7 million). The material transactions for the year ended March 31, 2015 were gain of ₹ 1,803.5 million (March 31, 2014: loss of ₹ 1,168.4 million) with ICICI Bank UK PLC, gain of ₹ 383.0 million (March 31, 2014: gain of ₹ 266.6 million) with ICICI Bank Canada, loss of ₹ 184.7 million (March 31, 2014: gain of ₹ 237.8 million) with ICICI Home Finance Company Limited and loss of ₹ 144.0 million (March 31, 2014: loss of ₹ 108.2 million) with ICICI Securities Primary Dealership Limited.

While the Bank within its overall position limits covers these transactions in the market, the above amounts represent only the transactions with its subsidiaries, associates, joint ventures and other related entities and not the offsetting/covering transactions.

Dividend income

During the year ended March 31, 2015, the Bank received dividend from its subsidiaries amounting to ₹ 15,590.6 million (March 31, 2014: ₹ 12,956.2 million). The material transactions for the year ended March 31, 2015 were with ICICI Prudential Life Insurance Company Limited amounting to ₹ 6,173.6 million (March 31, 2014: ₹ 6,901.7 million), ICICI Bank UK PLC amounting to ₹ 1,870.1 million (March 31, 2014: ₹ 1,536.9 million), ICICI Securities Limited amounting to ₹ 1,860.8 million (March 31, 2014: ₹ 150.1 million), ICICI Home Finance Company Limited amounting to ₹ 1,607.5 million (March 31, 2014: ₹ 1,137.2 million), ICICI Securities Primary Dealership Limited amounting to ₹ 1,590.8 million (March 31, 2014: ₹ 179.8 million) and with ICICI Bank Canada amounting to ₹ 1,249.0 million (March 31, 2014: ₹ 2,859.5 million).

Dividend paid

During the year ended March 31, 2015, the Bank paid dividend to its key management personnel amounting to ₹ 10.0 million (March 31, 2014: ₹ 8.1 million). The dividend paid during the year ended March 31, 2015 to Ms. Chanda Kochhar was ₹ 7.9 million (March 31, 2014: ₹ 6.6 million), Mr. N. S. Kannan was ₹ 1.1 million (March 31, 2014: ₹ 1.5 million) and to Mr. Rajiv Sabharwal was ₹ 1.0 million (March 31, 2014: Nil).

Remuneration to whole-time directors

Remuneration paid to the whole-time directors of the Bank, excluding the perquisite value on account of employee stock options exercised, during the year ended March 31, 2015 was ₹ 164.5 million (March 31, 2014: ₹ 144.5 million). The remuneration paid for the year ended March 31, 2015 to Ms. Chanda Kochhar was ₹ 53.5 million (March 31, 2014: ₹ 47.7 million), to Mr. N. S. Kannan was ₹ 37.4 million (March 31, 2014: ₹ 32.4 million), to Mr. K. Ramkumar was ₹ 38.6 million (March 31, 2014: ₹ 34.5 million) and to Mr. Rajiv Sabharwal was ₹ 35.0 million (March 31, 2014: ₹ 29.9 million).

Sale of fixed assets

During the year ended March 31, 2015, the Bank sold fixed assets to its subsidiaries amounting to ₹ 0.7 million (March 31, 2014: ₹ 2.6 million) and to its associates/joint ventures/other related entities amounting to Nil (March 31, 2014: ₹ 2.7 million). The material transactions for the year ended March 31, 2015 were with ICICI Venture Management Fund Limited amounting to ₹ 0.7 million (March 31, 2014: Nil), India Infradebt Limited amounting to Nil (March 31, 2014: ₹ 2.7 million) and with ICICI Prudential Life Insurance Company Limited amounting to Nil (March 31, 2014: ₹ 2.2 million).

Purchase of fixed assets

During the year ended March 31, 2015, the Bank purchased fixed assets from ICICI Prudential Life Insurance Company Limited amounting to ₹ 23.0 million (March 31, 2014: ₹ 4.2 million).

Donation

During the year ended March 31, 2015, the Bank has given donation to ICICI Foundation for Inclusive Growth amounting to ₹ 260.0 million (March 31, 2014: ₹ 125.0 million).

Purchase of loan

During the year ended March 31, 2015, the Bank purchased loans from ICICI Bank Eurasia Limited Liability Company amounting to ₹ 1,138.1 million (March 31, 2014: Nil) and from ICICI Bank UK PLC amounting to Nil (March 31, 2014: ₹ 3,820.4 million).

Sale of loan

During the year ended March 31, 2015, the Bank sold loan (including undisbursed loan commitment) to ICICI Bank UK PLC amounting to Nil (March 31, 2014: ₹ 2,696.2 million).

Risk participation

During the year ended March 31, 2015, the Bank has entered into funded risk participation with ICICI Bank UK PLC amounting to ₹ 4,101.6 million and entered into unfunded risk participation with ICICI Bank Canada amounting to ₹ 312.5 million.

Purchase of bank guarantees

Bank guarantees issued by ICICI Bank UK PLC on behalf of its clients amounting to ₹ 1,329.4 million were transferred to the Bank during the year ended March 31, 2015 (March 31, 2014: Nil).

Letters of Comfort

The Bank has issued letters of comfort on behalf of its banking subsidiaries. The details of the letters are given below.-

On behalf of	To	Purpose
ICICI Bank UK PLC	Financial Services Authority, UK ('FSA')[1]	Financially support ICICI Bank UK PLC to ensure that it meets all of its obligations as they fall due.
ICICI Bank Canada	Canada Deposit Insurance Corporation ('CDIC')	To comply with the Bank Act and the CDIC regulations or by-laws thereunder and to indemnify CDIC against all losses, damages, reasonable costs and expenses arising from failure of ICICI Bank Canada in performing the same.

1. *FSA has split into two separate regulatory authorities, the Prudential Regulation Authority (PRA) and the Financial Conduct Authority (FCA).*

The Bank has issued an undertaking on behalf of ICICI Securities Inc. for Singapore dollar 10.0 million (currently equivalent to ₹ 454.8 million) to the Monetary Authority of Singapore (MAS) and has executed indemnity agreement on behalf of ICICI Bank Canada to its independent directors for a sum not exceeding Canadian dollar 2.5 million (currently equivalent to ₹ 122.6 million) each, aggregating to Canadian dollar 17.5 million (currently equivalent to ₹ 858.1 million). The aggregate amount of ₹ 1,312.9 million at March 31, 2015 (March 31, 2014: ₹ 2,564.0 million) is included in the contingent liabilities.

During the year ended March 31, 2015, an undertaking furnished on behalf of ICICI Bank Eurasia Limited Liability Company for an amount of USD 19.0 million, had expired on account of repayment of its loan.

In addition to the above, the Bank had also issued letters of comfort in the nature of letters of awareness on behalf of its subsidiaries in respect of their borrowings made or proposed to be made and for other incidental business purposes. As they are in the nature of factual statements or confirmation of facts, they do not create any financial impact on the Bank.

The letters of comfort in the nature of letters of awareness that are outstanding at March 31, 2015 issued by the Bank on behalf of its subsidiaries, aggregate to ₹ 12,748.0 million (March 31, 2014: ₹ 14,530.2 million). During the year ended March 31, 2015, borrowings pertaining to letters of comfort aggregating ₹ 1,782.2 million were repaid.

Related party balances

The following table sets forth, the balance payable to/receivable from subsidiaries/joint ventures/associates/other related entities/key management personnel and relatives of key management personnel at March 31, 2015.

₹ in million

Items/Related party	Subsidiaries	Associates/joint ventures/other related entities	Key Management Personnel	Relatives of Key Management Personnel	Total
Deposits with ICICI Bank	7,560.7	2,299.8	97.4	42.3	**10,000.2**
Deposits of ICICI Bank	443.3	–	–	–	**443.3**
Call/term money lent	–	–	–	–	**–**
Call/term money borrowed	–	–	–	–	**–**
Reverse repurchase	–	–	–	–	**–**
Advances	10,139.1	1.2	37.0	15.0	**10,192.3**
Investments of ICICI Bank	117,751.2	3,656.9	–	–	**121,408.1**
Investments of related parties in ICICI Bank	1,615.0	–	5.2	0.0[3]	**1,620.2**
Receivables[1]	1,128.1	69.5	–	–	**1,197.6**
Payables[1]	221.4	527.8	–	–	**749.2**
Guarantees/letter of credit/ indemnity given by the Bank	14,296.4	0.0[3]	–	–	**14,296.4**
Guarantees/letter of credit/ indemnity issued by related parties	3,481.6	–	–	–	**3,481.6**
Unfunded risk participation	312.5	–	–	–	**312.5**
Swaps/forward contracts (notional amount)	171,988.5	–	–	–	**171,988.5**
Employee stock options outstanding (Numbers)	–	–	19,255,000	–	**19,255,000**
Employee stock options exercised[2]	–	–	6.3	–	**6.3**

1. *Excludes mark-to-market on outstanding derivative transactions.*
2. *During the year ended March 31, 2015, 3,170,000 employee stock options were exercised, which have been reported at face value.*
3. *Insignificant amount.*

Financial Statements of ICICI Bank Limited

Schedules

forming part of the Accounts *(Contd.)*

The following table sets forth, the maximum balance payable to/receivable from subsidiaries/joint ventures/associates/other related entities/key management personnel and relatives of key management personnel during the year ended March 31, 2015.

₹ in million

Items/Related party	Subsidiaries	Associates/joint ventures/other related entities	Key Management Personnel	Relatives of Key Management Personnel	Total
Deposits with ICICI Bank	10,806.2	7,113.3	218.5	42.3	**18,180.3**
Deposits of ICICI Bank	3,511.8	–	–	–	**3,511.8**
Call/term money lent	10,409.7	–	–	–	**10,409.7**
Call/term money borrowed	631.8	–	–	–	**631.8**
Reverse repurchase	24,970.8	–	–	–	**24,970.8**
Advances	17,296.3	2.1	38.1	18.2	**17,354.7**
Investments of ICICI Bank	128,038.3	7,584.0	–	–	**135,622.3**
Investments of related parties in ICICI Bank[1]	1,615.0	–	5.2	0.0[2]	**1,620.2**
Receivables	3,240.4	91.4	–	–	**3,331.8**
Payables[1]	221.4	527.8	–	–	**749.2**
Guarantees/letter of credit/indemnity given by the Bank	16,570.6	0.1	–	–	**16,570.7**
Guarantees/letter of credit/indemnity issued by related parties	3,837.6	–	–	–	**3,837.6**
Unfunded risk participation	312.5	–	–	–	**312.5**
Swaps/forward contracts (notional amount)	217,941.8	–	–	–	**217,941.8**

1. *Maximum balances are determined based on comparison of the total outstanding balances at each quarter end during the financial year.*
2. *Insignificant amount.*

The following table sets forth, the balance payable to/receivable from subsidiaries/joint ventures/associates/other related entities/key management personnel and relatives of key management personnel at March 31, 2014.

₹ in million

Items/Related party	Subsidiaries	Associates/joint ventures/other related entities	Key Management Personnel	Relatives of Key Management Personnel	Total
Deposits with ICICI Bank	7,137.0	4,566.5	51.0	28.7	**11,783.2**
Deposits of ICICI Bank	1,505.4	–	–	–	**1,505.4**
Call/term money lent	–	–	–	–	**–**
Call/term money borrowed	–	–	–	–	**–**
Reverse repurchase	24,970.8	–	–	–	**24,970.8**
Advances	11,057.0	2.4	28.0	6.1	**11,093.5**
Investments of ICICI Bank	127,746.8	3,417.2	–	–	**131,164.0**
Investments of related parties in ICICI Bank	5.0	15.0	4.2	0.0[3]	**24.2**
Receivables[1]	1,234.1	–	–	–	**1,234.1**
Payables[1]	23.3	259.4	–	–	**282.7**
Guarantees/letter of credit/indemnity	16,089.4	0.1	–	–	**16,089.5**
Swaps/forward contracts (notional amount)	100,813.3	–	–	–	**100,813.3**
Employee stock options outstanding (Numbers)	–	–	18,800,000	–	**18,800,000**
Employee stock options exercised[2]	–	–	0.4	–	**0.4**

1. *Excludes mark-to-market on outstanding derivative transactions.*
2. *During the year ended March 31, 2014, 187,500 employee stock options were exercised, which have been reported at face value.*
3. *Insignificant amount.*

Schedules

forming part of the Accounts *(Contd.)*

The following table sets forth, the maximum balance payable to/receivable from subsidiaries/joint ventures/associates/ other related entities/key management personnel and relatives of key management personnel during the year ended March 31, 2014.

₹ in million

Items/Related party	Subsidiaries	Associates/joint ventures/other related entities	Key Management Personnel	Relatives of Key Management Personnel	Total
Deposits with ICICI Bank	10,374.0	5,200.5	83.2	30.1	**15,687.8**
Deposits of ICICI Bank	1,962.3	–	–	–	**1,962.3**
Call/term money lent	10,000.0	–	–	–	**10,000.0**
Call/term money borrowed	927.1	–	–	–	**927.1**
Reverse repurchase	24,970.8	–	–	–	**24,970.8**
Advances	21,154.0	331.7	30.7	8.3	**21,524.7**
Investments of ICICI Bank	134,013.5	4,086.0	–	–	**138,099.5**
Investments of related parties in ICICI Bank[1]	380.6	15.0	4.2	0.0[2]	**399.8**
Receivables[1]	1,749.7	359.3[1]	–	–	**2,109.0**
Payables[1]	82.7	679.2	–	–	**761.9**
Guarantees/letter of credit/ indemnity	16,227.5	1,689.7	–	–	**17,917.2**
Swaps/forward contracts (notional amount)	174,240.1	–	–	–	**174,240.1**

1. *Maximum balances are determined based on comparison of the total outstanding balances at each quarter end during the financial year.*
2. *Insignificant amount.*

44. Small and micro enterprises

Under the Micro, Small and Medium Enterprises Development (MSMED) Act, 2006 which came into force from October 2, 2006, certain disclosures are required to be made relating to enterprises covered under the Act. During the year ended March 31, 2015, the amount paid after the due date to vendors registered under the MSMED Act, 2006 was ₹ 4.7 million (March 31, 2014: ₹ 0.9 million). An amount of ₹ 0.06 million (March 31, 2014: ₹ 0.01 million) has been charged to profit & loss account towards accrual of interest on these delayed payments.

45. Penalties/fines imposed by RBI and other banking regulatory bodies

The penalty imposed by RBI and other banking regulatory bodies during the year ended March 31, 2015 was ₹ 10.4 million (March 31, 2014: ₹ 10.0 million).

On December 17, 2014, RBI imposed a penalty of ₹ 5.0 million on the Bank in exercise of powers vested with it under the provisions of Section 47A(1)(c) read with Section 46(4)(i) of the Banking Regulation Act, 1949 for charges of non-compliance with the directions/guidelines issued by RBI in connection with Know Your Customer (KYC)/Anti Money Laundering (AML). The Bank has paid the penalty to RBI.

On July 25, 2014, RBI imposed a penalty of ₹ 4.0 million on the Bank, in exercise of the powers vested with it under the provisions of Section 47A (1) of the Banking Regulation Act, 1949 with respect to facilities extended to a corporate borrower by the Bank. The Bank has paid the penalty to RBI.

A penalty of ₹ 1.4 million was imposed on the Bank in February 2015 by the Financial Intelligence Unit, India (FIU-IND). The Bank has filed an appeal against the penalty, which was imposed for failure in reporting of the attempted suspicious transactions.

Schedules

forming part of the Accounts *(Contd.)*

46. Disclosure on Remuneration

Compensation policy and practices

(A) Qualitative disclosures

a) Information relating to the composition and mandate of the Remuneration Committee

The Board Governance, Remuneration & Nomination Committee (BGRNC) at March 31, 2015 comprised three independent Directors. The functions of the Committee include recommendation of appointments of Directors to the Board, evaluation of the performance of the Whole Time Directors (WTDs) (including the Managing Director & CEO) on predetermined parameters, recommendation to the Board of the remuneration (including performance bonus and perquisites) to Whole Time Directors, approval of the policy for and quantum of bonus payable to the members of the staff, framing of guidelines for the Employees Stock Option Scheme (ESOS) and recommendation of grant of the Bank's stock options to employees and Whole Time Directors of the Bank and its subsidiary companies.

b) Information relating to design and structure of remuneration processes and the key features and objectives of remuneration policy

The Bank has under the guidance of the Board and the BGRNC, followed compensation practices intended to drive meritocracy within the framework of prudent risk management. This approach has been incorporated in the Compensation Policy approved by the Board on January 31, 2012, pursuant to the guidelines issued by RBI.

The key elements of the Bank's compensation practices are:

- Effective governance of compensation: The BGRNC has oversight over compensation. The Committee defines Key Performance Indicators (KPIs) for Whole Time Directors and equivalent positions and the organisational performance norms for bonus based on the financial and strategic plan approved by the Board. The KPIs include both quantitative and qualitative aspects. The BGRNC assesses organisational performance as well as the individual performance for Whole Time Directors and equivalent positions. Based on its assessment, it makes recommendations to the Board regarding compensation for Whole Time Directors and equivalent positions and bonus for employees.
- Alignment of compensation philosophy with prudent risk taking: The Bank seeks to achieve a prudent mix of fixed and variable pay, with a higher proportion of variable pay at senior levels and no guaranteed bonuses. Compensation is sought to be aligned to both financial and non-financial indicators of performance including aspects like risk management and customer service. In addition, the Bank has an employee stock option scheme aimed at aligning compensation to long term performance through stock option grants that vest over a period of time. Compensation of staff in financial and risk control functions is independent of the business areas they oversee and depends on their performance assessment.

c) Description of the ways in which current and future risks are taken into account in the remuneration processes including the nature and type of the key measures used to take account of these risks.

The Board approves the risk framework for the Bank and the business activities of the Bank are undertaken within this framework to achieve the financial plan. The risk framework includes the Bank's risk appetite, limits framework and policies and procedures governing various types of risk. KPIs of Whole Time Directors & equivalent positions, as well as employees, incorporate relevant risk management related aspects. For example, in addition to performance targets in areas such as growth and profits, performance indicators include aspects such as the desired funding profile and asset quality. The BGRNC takes into consideration all the above aspects while assessing organisational and individual performance and making compensation-related recommendations to the Board.

d) Description of the ways in which the Bank seeks to link performance during a performance measurement period with levels of remuneration

The level of performance bonus, increments in salary and allowances and grant of stock options are determined based on the assessment of performance as described above.

e) Discussion of the Bank's policy on deferral and vesting of variable remuneration and the Bank's policy and criteria for adjusting deferred remuneration before vesting and after vesting

The quantum of bonus for an employee does not exceed a certain percentage (as stipulated in the compensation policy) of the total fixed pay in a year. Within this percentage, if the quantum of bonus exceeds a predefined threshold percentage of the total fixed pay, a part of the bonus is deferred and paid over a period. The deferred portion is subject to malus, under which the Bank would prevent vesting of all or part of the variable pay in the event of an enquiry determining gross negligence, breach of integrity or in the event of a reasonable evidence of deterioration in financial performance. In such cases, variable pay already paid out is subject to clawback arrangements.

f) Description of the different forms of variable remuneration that the Bank utilises and the rationale for using these different forms

The Bank pays performance linked retention pay (PLRP) to its front-line staff and junior management and performance bonus to its middle and senior management. PLRP aims to reward front line and junior managers, mainly on the basis of skill maturity attained through experience and continuity in role which is a key differentiator for customer service. The Bank also pays variable pay to sales officers and relationship managers in wealth management roles while ensuring that such pay-outs are in accordance with the requirement of RBI from time to time. The Bank ensures higher proportion of variable pay at senior levels and lower variable pay for front-line staff and junior management levels.

(B) Quantitative disclosures

The following table sets forth, for the period indicated, the details of quantitative disclosure for remuneration of WTDs (including MD & CEO) and Presidents.

₹ in million, except numbers

Particulars	**Year ended March 31, 2015**	Year ended March 31, 2014
Number of meetings held by the BGRNC	5	5
Remuneration paid to its members (sitting fees)	**0.3**	0.3
Number of employees having received a variable remuneration award	**6**	6
Number and total amount of sign-on awards made	**Nil**	Nil
Details of guaranteed bonus paid as joining/sign on bonus	**Nil**	Nil
Details of severance pay, in addition to accrued benefits	**Nil**	Nil
Total amount of outstanding deferred remuneration		
Cash	**54.3**	72.5
Shares	**Nil**	Nil
Shares-linked instruments (nos.)	**13,057,500**	13,982,500
Other forms	**Nil**	Nil
Total amount of deferred remuneration paid out	**18.2**	8.3
Break-down of amount of remuneration awards		
Fixed[1]	**172.6**	150.1
Variable[2]	**65.0**	65.3
Deferred[3]	**–**	26.1
Non-deferred	**65.0**	39.2
Total amount of outstanding deferred remuneration and retained remuneration exposed to ex-post explicit and/or implicit adjustments at March 31	**54.3**	72.5
Total amount of reductions due to ex-post explicit adjustments	**Nil**	Nil
Total amount of reductions due to ex-post implicit adjustments	**Nil**	Nil

1. *Fixed pay includes basic salary, supplementary allowances, superannuation, contribution to provident fund and gratuity fund by the Bank.*
2. *Variable pay for the year ended March 31, 2015 was awarded in the month of April 2015 and is subject to approval from RBI.*
3. *In line with the Bank's compensation policy, the stipulated percentage of performance bonus is deferred.*

47. Disclosure of customers complaints

The following table sets forth, for the periods indicated, the movement of the outstanding number of complaints.

Complaints relating to Bank's customers on Bank's ATMs	Year ended March 31, 2015	Year ended March 31, 2014
No. of complaints pending at the beginning of the year	**314**	211
No. of complaints received during the year	**5,920**	10,237
No. of complaints redressed during the year	**6,057**	10,134
No. of complaints pending at the end of the year	**177**	314

1. *The above does not include complaint redressed within 1 working day.*

Complaints relating to Bank's customers on other banks' ATMs	Year ended March 31, 2015	Year ended March 31, 2014
No. of complaints pending at the beginning of the year	**1,535**	1,979
No. of complaints received during the year	**78,833**	127,376
No. of complaints redressed during the year	**79,365**	127,820
No. of complaints pending at the end of the year	**1,003**	1,535

1. *The above does not include complaint redressed within 1 working day.*

Complaints relating to other than ATM transactions	Year ended March 31, 2015	Year ended March 31, 2014
No. of complaints pending at the beginning of the year	1,475	2,396
No. of complaints received during the year	116,923	81,226
No. of complaints redressed during the year	116,691	82,147
No. of complaints pending at the end of the year	1,707	1,475

1. *The above does not include complaint redressed within 1 working day.*

Total complaints	Year ended March 31, 2015	Year ended March 31, 2014
No. of complaints pending at the beginning of the year	**3,324**	4,586
No. of complaints received during the year	**201,676**	218,839
No. of complaints redressed during the year	**202,113**	220,101
No. of complaints pending at the end of the year	**2,887**	3,324

1. *The above does not include complaint redressed within 1 working day.*

The following table sets forth, for the periods indicated, the details of awards during the year.

Particulars	Year ended March 31, 2015	Year ended March 31, 2014
Basic		
No. of unimplemented awards at the beginning of the year	–	–
No. of awards passed by the Banking Ombudsmen during the year	–	–
No. of awards implemented during the year	–	–
No. of unimplemented awards at the end of the year	–	–

Schedules

forming part of the Accounts *(Contd.)*

48. Drawdown from reserves

The Bank has drawn down ₹ 1,270.0 million from Investment Reserve Account in accordance with provisions of RBI guidelines on 'Prudential Norms for Classification, Valuation and Operation of Investment Portfolio by banks'.

49. Comparative figures

Figures of the previous year have been re-grouped to conform to the current year presentation.

The financial statements for the year ended March 31, 2015 have been audited by the statutory auditors, B S R & Co. LLP, Chartered Accountants. The financial statements for the year ended March 31, 2014 had been audited by another firm of chartered accountants.

Signatures to Schedules 1 to 18

As per our Report of even date.

For **B S R & Co. LLP**
Chartered Accountants
ICAI Firm Registration no.: 101248W/W-100022

Venkataramanan Vishwanath
Partner
Membership no.: 113156

Place : Mumbai
Date : April 27, 2015

For and on behalf of the Board of Directors

K. V. Kamath
Chairman

Homi Khusrokhan
Director

Chanda Kochhar
Managing Director & CEO

N. S. Kannan
Executive Director

K. Ramkumar
Executive Director

Rajiv Sabharwal
Executive Director

P. Sanker
Senior General Manager
(Legal) & Company Secretary

Rakesh Jha
Chief Financial Officer

Ajay Mittal
Chief Accountant

Independent Auditors' Report

To The Members of
ICICI Bank Limited

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated financial statements of ICICI Bank Limited ("the Bank") and its subsidiaries and associates (collectively referred to as "the ICICI Group"), which comprise the Consolidated Balance Sheet as at 31 March 2015, the Consolidated Profit and Loss Account and Consolidated Cash Flow Statement for the year then ended, and a summary of significant accounting policies and other explanatory information.

MANAGEMENT'S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The Management of the Bank is responsible for the preparation and presentation of these consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance and consolidated cash flows of the Group in accordance with the accounting principles generally accepted in India, including the Accounting Standards specified under section 133 of the Act read with Rule 7 of the Companies (Accounts) Rules, 2014 (particularly Accounting Standard 21, Consolidated Financial Statements and AS 23, Accounting for Investments in Associates in Consolidated Financial Statements), provisions of Section 29 of the Banking Regulation Act, 1949 and the Reserve Bank of India's ('RBI') circulars, guidelines and directions. This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error. These statements have been prepared on the basis of separate financial statements and other financial information regarding components.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing specified under section 143(10) of the Act. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the preparation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on whether the Group has in place an adequate internal financial controls system over financial reporting and the operating effectiveness of such controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

OPINION

In our opinion and to the best of our information and according to the explanations given to us and based on the consideration of reports of other auditors on separate financial statements and on the other financial information of certain subsidiaries and an associate and on consideration of unaudited financial statements of certain associates as furnished by the Management as noted below, the aforesaid consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India (including the Accounting Standards specified under section 133 of the Act read with Rule 7 of the Companies (Accounts) Rules, 2014 and provisions of Section 29 of the Banking Regulation Act, 1949 and the RBI's circulars/guidelines/direction):

i) in the case of Consolidated Balance Sheet, of the state of affairs of the Group as at 31 March 2015;

ii) in the case of the Consolidated Profit and Loss Account, of the profits for the year ended on that date; and

iii) in the case of the Consolidated Cash Flow Statement, of the cash flows for the year ended on that date.

Independent Auditors' Report

EMPHASIS OF MATTER

We draw attention to note 14 to the consolidated financial statements, which provides details with regard to the creation of provision relating to Funded Interest Term Loan through utilization of reserves, as permitted by the Reserve Bank of India vide letter dated 6 January 2015. Our opinion is not modified in respect of this matter.

OTHER MATTER

We did not audit the financial statements of certain subsidiaries and an associate, whose financial statements reflect total assets of ₹ 94,313 crores as at 31 March 2015, total revenues of ₹ 6,529 crores for the year ended 31 March 2015 and net cash outflows amounting to ₹ 3,546 crores for the year ended 31 March 2015. These financial statements and other financial information have been audited by other auditors whose reports have been furnished to us by the management and our opinion, in so far as it relates to the affairs of such subsidiaries is based solely on the reports of the other auditors. Our opinion is not modified in respect of this matter.

We have jointly audited with another auditor, the financial statements of a subsidiary whose financial statements reflect total assets of ₹ 1,01,216 crores as at 31 March 2015, total revenues of ₹ 19,137 crores for the year ended 31 March 2015 and net cash outflows amounting to ₹ 2,280 crores for the year then ended. For the purpose of the consolidated financial statements, we have relied upon the work of the other auditor, to the extent of work performed by them. Our opinion is not modified in respect of this matter.

We have also relied on the unaudited financial statements of certain associates, whose financial statements reflect total assets of ₹ 1,866 crores as at 31 March 2015, total revenues of ₹ 775 crores for the year ended 31 March 2015 and net cash outflow amounting to ₹ 10 crores for the year then ended. Our opinion is not modified in respect of this matter.

The auditors of ICICI Prudential Life Insurance Company, the ICICI Group's Life Insurance subsidiary have reported, "The actuarial valuation of liabilities for life policies in force is the responsibility of the Company's Appointed Actuary (the "Appointed Actuary"). The actuarial valuation of these liabilities for life policies in for and for policies in respect of which the premium has been discontinued but liability exists as at 31 March 2015 has been duly certified by the Appointed Actuary and in his opinion, the assumptions for such valuation are in accordance with the guidelines and norms issued by the Insurance Regulatory and Development Authority of India ("IRDAI / "Authority"") and the Institute of Actuaries of India in concurrence with the Authority. We have relied upon the Appointed Actuary's certificate in this regard for forming our opinion on the valuation of liabilities for life policies in force and for policies in respect of which premium has been discontinued but liability exists on standalone financial statements of the Company". Our opinion is not modified in respect of this matter.

The auditors of ICICI Lombard General Insurance Company Limited, the ICICI Group's General Insurance subsidiary have reported, "The actuarial valuation of liabilities in respect of Incurred But Not Reported ("IBNR") and Incurred But Not Enough Reported ("IBNER") as at 31 March 2015, other than for reinsurance accepted from Declined Risk Pool ("DR Pool") has been duly certified by the Appointed Actuary of the Company and relied upon by us. The Appointed Actuary has also certified that the assumptions considered by him for such valuation are in accordance with the guidelines and norms prescribed by the IRDAI and the Actuarial Society of India in concurrence with the IRDAI. In respect of reinsurance accepted from the DR Pool, IBNR/IBNER has been recognized based on estimates received from DR pool". Our opinion is not modified in respect of this matter.

The consolidated financial statements of the Bank for the year ended 31 March 2014 were audited by another auditor who expressed an unmodified opinion on those statements on 25 April 2014.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

As required by section 143 (3) of the Act, based on our audit and on the consideration of report of the other auditors on separate financial statements as also the other financial information of certain subsidiaries and an associate, consideration of work of the joint auditor of a subsidiary and on consideration of unaudited financial statements of certain associates as furnished by the management as noted in the 'other matter' paragraph, we report that:

(a) all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of audit have been sought and obtained;

Independent Auditors' Report

(b) in our opinion, proper books of account as required by law have been kept by the various constituents of the Group so far as it appears from the examination of those books;

(c) the Consolidated Balance Sheet, the Consolidated Profit and Loss Account and the Consolidated Cash Flow Statement dealt with by this Report are in agreement with the books of account;

(d) in our opinion, the aforesaid consolidated financial statements comply with the Accounting Standards specified under Section 133 of the Act, read with Rule 7 of the Companies (Accounts) Rules, 2014 to the extent they are not inconsistent with the accounting policies prescribed by the RBI and to the extent of the direction given by the RBI in respect to the matter dealt with in the Emphasis of Matter paragraph above;

(e) on the basis of written representations received from the directors of the various constituents of the Group, as on 31 March 2015 and taken on record by the Board of Directors of each Company, none of the directors is disqualified as on 31 March 2015 from being appointed as a director in terms of Section 164 (2) of the Act;

(f) With respect to the other matters to be included in the Auditor's Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, in our opinion and to the best of our information and according to the explanations given to us and based on the consideration of the report of the other auditors on separate financial statements as also the other financial information of certain subsidiaries and an associate, consideration of work of the joint auditor of a subsidiary and on consideration of unaudited financial statements of certain associates as furnished by the management as noted in the 'Other matter' paragraph:

i. the impact of pending litigations on the financial position has been disclosed in the consolidated financial statements – Refer note 7 to the consolidated financial statements;

ii. provision has been made, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivatives contracts – Refer note 7 to the consolidated financial statements;

iii. there has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Bank.

For **B S R & Co. LLP**
Chartered Accountants
Firm's Registration No: 101248W/W-100022

Venkataramanan Vishwanath
Partner
Membership No: 113156

Mumbai
27 April 2015

Consolidated Balance Sheet

at March 31, 2015

₹ in '000s

	Schedule	At 31.03.2015	At 31.03.2014
CAPITAL AND LIABILITIES			
Capital	1	**11,596,608**	11,550,446
Employees stock options outstanding		**74,388**	65,744
Reserves and surplus	2	**835,374,445**	752,682,333
Minority interest	2A	**25,058,148**	20,107,641
Deposits	3	**3,859,552,465**	3,595,126,823
Borrowings	4	**2,112,520,026**	1,835,420,690
Liabilities on policies in force		**936,193,819**	749,265,060
Other liabilities and provisions	5	**480,421,804**	513,405,033
TOTAL CAPITAL AND LIABILITIES		**8,260,791,703**	**7,477,623,770**
ASSETS			
Cash and balances with Reserve Bank of India	6	**258,376,695**	220,969,309
Balances with banks and money at call and short notice	7	**217,995,002**	261,612,955
Investments	8	**3,027,616,261**	2,676,094,407
Advances	9	**4,384,900,954**	3,873,417,806
Fixed assets	10	**58,712,089**	55,068,300
Other assets	11	**313,190,702**	390,460,993
TOTAL ASSETS		**8,260,791,703**	**7,477,623,770**
Contingent liabilities	12	**10,190,385,671**	9,141,257,961
Bills for collection		**162,914,850**	136,798,982
Significant accounting policies and notes to accounts	17 & 18		

The Schedules referred to above form an integral part of the Balance Sheet.

As per our Report of even date.

For **B S R & Co. LLP**
Chartered Accountants
ICAI Firm Registration no.: 101248W/W-100022

Venkataramanan Vishwanath
Partner
Membership no.: 113156

Place : Mumbai
Date : April 27, 2015

For and on behalf of the Board of Directors

K. V. Kamath
Chairman

Homi Khusrokhan
Director

Chanda Kochhar
Managing Director & CEO

N. S. Kannan
Executive Director

K. Ramkumar
Executive Director

Rajiv Sabharwal
Executive Director

P. Sanker
Senior General Manager (Legal) & Company Secretary

Rakesh Jha
Chief Financial Officer

Ajay Mittal
Chief Accountant

Consolidated Financial Statements

Consolidated Profit and Loss Account

for the year ended March 31, 2015

₹ in '000s

	Schedule	Year ended 31.03.2015	Year ended 31.03.2014
I. INCOME			
Interest earned	13	**549,639,961**	494,792,476
Other income	14	**352,522,357**	300,846,072
TOTAL INCOME		**902,162,318**	**795,638,548**
II. EXPENDITURE			
Interest expended	15	**323,181,538**	297,106,119
Operating expenses	16	**350,227,119**	306,663,585
Provisions and contingencies (refer note 18.7)		**99,330,676**	75,097,674
TOTAL EXPENDITURE		**772,739,333**	**678,867,378**
III. PROFIT/(LOSS)			
Net profit for the year		**129,422,985**	116,771,170
Less: Minority interest		**6,954,333**	6,357,506
Net profit after minority interest		**122,468,652**	110,413,664
Profit brought forward		**145,475,548**	103,294,625
TOTAL PROFIT/(LOSS)		**267,944,200**	**213,708,289**
IV. APPROPRIATIONS/TRANSFERS			
Transfer to Statutory Reserve		**27,939,000**	24,530,000
Transfer to Reserve Fund		**7,660**	46,146
Transfer to Capital Reserve		**2,919,250**	760,000
Transfer to/(from) Investment Reserve Account		**(1,270,000)**	1,270,000
Transfer to Special Reserve		**11,396,000**	9,446,000
Transfer to/(from) Revenue and other reserves		**(5,600,841)**	1,992,076
Dividend (including corporate dividend tax) for the previous year paid during the year		**29,784**	(539,685)
Proposed equity share dividend		**28,988,072**	26,562,812
Proposed preference share dividend		**35**	35
Corporate dividend tax		**4,882,652**	4,165,357
Balance carried over to balance sheet		**198,652,588**	145,475,548
TOTAL		**267,944,200**	**213,708,289**
Significant accounting policies and notes to accounts	17 & 18		
Earnings per share (Refer note 18.1)			
Basic (₹)		**21.17**	19.13
Diluted (₹)		**20.94**	19.03
Face value per share (₹)		**2.00**	2.00

The Schedules referred to above form an integral part of the Profit and Loss Account.

As per our Report of even date.

For **B S R & Co. LLP**
Chartered Accountants
ICAI Firm Registration no.: 101248W/W-100022

Venkataramanan Vishwanath
Partner
Membership no.: 113156

Place : Mumbai
Date : April 27, 2015

For and on behalf of the Board of Directors

K. V. Kamath
Chairman

Homi Khusrokhan
Director

Chanda Kochhar
Managing Director & CEO

N. S. Kannan
Executive Director

K. Ramkumar
Executive Director

Rajiv Sabharwal
Executive Director

P. Sanker
Senior General Manager (Legal) & Company Secretary

Rakesh Jha
Chief Financial Officer

Ajay Mittal
Chief Accountant

Consolidated Cash Flow Statement

for the year ended March 31, 2015

₹ in '000s

		Year ended 31.03.2015	Year ended 31.03.2014
Cash flow from operating activities			
Profit before taxes		176,435,930	156,508,688
Adjustments for:			
Depreciation and amortisation		9,102,686	8,418,401
Net (appreciation)/depreciation on investments		324,940	(704,719)
Provision in respect of non-performing and other assets		36,181,416	24,818,320
Prudential provision for standard assets		4,053,835	1,591,953
Provision for contingencies & others		999,282	963,597
(Profit)/loss on sale of fixed assets		(33,994)	(1,352,001)
Employees stock options grants		94,432	120,371
	(i)	227,158,527	190,364,610
Adjustments for:			
(Increase)/decrease in investments		(144,940,347)	49,187,517
(Increase)/decrease in advances		(567,661,237)	(573,005,899)
Increase/(decrease) in deposits		264,425,642	447,421,466
(Increase)/decrease in other assets		57,627,927	(58,988,442)
Increase/(decrease) in other liabilities and provisions		94,006,046	58,968,410
	(ii)	(296,541,969)	(76,416,948)
Refund/(payment) of direct taxes	(iii)	(53,347,975)	(46,299,744)
Net cash flow from/(used in) operating activities (i)+(ii)+(iii)	(A)	(122,731,417)	67,647,918
Cash flow from investing activities			
Purchase of fixed assets		(12,446,322)	(8,373,656)
Proceeds from sale of fixed assets		367,499	2,051,182
(Purchase)/sale of held to maturity securities		(117,238,214)	(160,353,177)
Net cash used in investing activities	(B)	(129,317,037)	(166,675,651)
Cash flow from financing activities			
Proceeds from issue of share capital (including ESOPs)		3,477,284	761,818
Proceeds from long term borrowings		439,781,096	333,892,436
Repayment of long term borrowings		(271,340,761)	(211,027,903)
Net proceeds/(repayment) of short term borrowings		107,195,242	(17,862,991)
Dividend and dividend tax paid		(30,840,867)	(27,040,480)
Net cash generated from/(used in) financing activities	(C)	248,271,994	78,722,880
Effect of exchange fluctuation on translation reserve	(D)	(2,434,107)	9,178,547
Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)		(6,210,567)	(11,126,306)
Cash and cash equivalents at beginning of the year		482,582,264	493,708,570
Cash and cash equivalents at end of the year		476,371,697	482,582,264

Significant accounting policies and notes to accounts (refer schedule 17 & 18).
Refer Item no. 12 in schedule 17 significant accounting policies.

As per our Report of even date.

For **B S R & Co. LLP**
Chartered Accountants
ICAI Firm Registration no.: 101248W/W-100022

Venkataramanan Vishwanath
Partner
Membership no.: 113156

Place : Mumbai
Date : April 27, 2015

For and on behalf of the Board of Directors

K. V. Kamath
Chairman

Homi Khusrokhan
Director

Chanda Kochhar
Managing Director & CEO

N. S. Kannan
Executive Director

K. Ramkumar
Executive Director

Rajiv Sabharwal
Executive Director

P. Sanker
Senior General Manager (Legal) & Company Secretary

Rakesh Jha
Chief Financial Officer

Ajay Mittal
Chief Accountant

Consolidated Financial Statements
Schedules
forming part of the Consolidated Balance Sheet

₹ in '000s

	At 31.03.2015	At 31.03.2014
SCHEDULE 1 - CAPITAL		
Authorised capital		
6,375,000,000 equity shares of ₹ 2 each (March 31, 2014: 6,375,000,000 equity shares of ₹ 2 each)	**12,750,000**	12,750,000
15,000,000 shares of ₹ 100 each (March 31, 2014: 15,000,000 shares of ₹ 100 each)[1]	**1,500,000**	1,500,000
350 preference shares of ₹ 10 million each (March 31, 2014: 350 preference shares of ₹ 10 million each)[2]	**3,500,000**	3,500,000
Equity share capital		
Issued, subscribed and paid-up capital		
5,774,163,845 equity shares of ₹ 2 each (March 31, 2014: 5,767,908,575 equity shares)	**11,548,327**	11,535,817
Add: 23,080,800 equity shares of ₹ 2 each (March 31, 2014: 7,027,700 equity shares) issued pursuant to exercise of employee stock options	**46,162**	14,055
Less: Nil equity shares of ₹ 10 each forfeited (March 31, 2014: 154,486 equity shares)	**–**	1,545
	11,594,489	**11,548,327**
Less: Calls unpaid	**–**	–
Add: 266,089 equity shares of ₹ 10 each forfeited (March 31, 2014: 266,089 equity shares)	**2,119**	2,119
TOTAL CAPITAL	**11,596,608**	**11,550,446**

1. *These shares will be of such class and with such rights, privileges, conditions or restrictions as may be determined by the Bank in accordance with the Articles of Association of the Bank and subject to the legislative provisions in force for the time being in that behalf.*
2. *Pursuant to RBI circular, the issued and paid-up preference shares are grouped under Schedule 4 - "Borrowings".*
3. *The shareholders of the Bank have approved the sub-division of each equity share having a face value of ₹ 10 into five equity shares having a face value of ₹ 2 each through postal ballot on November 20, 2014. The record date for the sub-division was December 5, 2014. All shares and per share information in the financial results reflect the effect of sub-division for each of the periods presented.*

Schedules

forming part of the Consolidated Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2015	At 31.03.2014
SCHEDULE 2 - RESERVES AND SURPLUS		
I. Statutory reserve		
Opening balance	**135,266,519**	110,736,519
Additions during the year	**27,939,000**	24,530,000
Deductions during the year	**–**	–
Closing balance	**163,205,519**	135,266,519
II. Special Reserve		
Opening balance	**58,058,700**	48,612,700
Additions during the year	**11,396,000**	9,446,000
Deductions during the year	**–**	–
Closing balance	**69,454,700**	58,058,700
III. Securities premium		
Opening balance	**315,537,750**	314,492,354
Additions during the year[1]	**3,516,910**	1,045,396
Deductions during the year	**–**	–
Closing balance	**319,054,660**	315,537,750
IV. Investment reserve account		
Opening balance	**1,270,000**	–
Additions during the year	**–**	1,270,000
Deductions during the year	**(1,270,000)**	–
Closing balance	**–**	1,270,000
V. Unrealised investment reserve[2]		
Opening balance	**34,100**	36,240
Additions during the year	**1,053**	86,956
Deductions during the year	**–**	(89,096)
Closing balance	**35,153**	34,100
VI. Capital reserve		
Opening balance	**23,176,391**	22,417,857
Additions during the year[3]	**2,919,250**	760,000
Deductions during the year	**–**	(1,466)
Closing balance[4]	**26,095,641**	23,176,391
VII. Foreign currency translation reserve		
Opening balance	**25,433,235**	16,254,689
Additions during the year	**11,062,032**	11,400,999
Deductions during the year[5]	**(13,496,139)**	(2,222,453)
Closing balance	**22,999,128**	25,433,235
VIII. Reserve fund		
Opening balance	**95,865**	49,719
Additions during the year[6]	**7,660**	46,146
Deductions during the year[7]	**(66,831)**	–
Closing balance	**36,694**	95,865
IX. Revenue and other reserves		
Opening balance	**48,334,225**	60,148,230
Additions during the year[7]	**4,015,939**	2,705,653
Deductions during the year[8,9,10]	**(16,135,916)**	(14,519,658)
Closing balance[11,12]	**36,214,248**	48,334,225

Consolidated Financial Statements

Schedules

forming part of the Consolidated Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2015	At 31.03.2014
SCHEDULE 2 - RESERVES AND SURPLUS		
X. Balance in profit and loss account	**198,652,588**	145,475,548
Deductions during the year[9]	**(373,886)**	–
Balance in profit and loss account	**198,278,702**	145,475,548
TOTAL RESERVES AND SURPLUS	**835,374,445**	**752,682,333**

1. *Includes ₹ 3,431.1 million (March 31, 2014: ₹ 731.7 million) on exercise of employee stock options.*
2. *Represents unrealised profit/(loss) pertaining to the investments of venture capital funds.*
3. *Includes appropriations made by the Bank for profit on sale of investments in held-to-maturity category, net of taxes and transfer to Statutory Reserve and profit on sale of land and buildings, net of taxes and transfer to Statutory Reserve.*
4. *Includes capital reserve on consolidation amounting to ₹ 80.7 million (March 31, 2014: ₹ 80.7 million).*
5. *Includes exchange profit on repatriation of retained earnings from overseas branches of the Bank.*
6. *Includes appropriations made to Reserve Fund and Investment Fund Account for the year ended March 31, 2014 and Reserve Fund for the year ended March 31, 2015 in accordance with regulations applicable to Sri Lanka branch of the Bank.*
7. *In accordance with guidelines issued by Central Bank of Sri Lanka, banks in Sri Lanka are no longer required to make appropriation towards Investment Fund Account and has advised banks to transfer the balance in the account to retained earnings. Hence, the balance of ₹ 66.8 million outstanding in Investment Fund Account has been transferred to revenue and other reserves.*
8. *At March 31, 2014 includes ₹ 14,192.3 million utilised for creation of deferred tax liability of the Bank on balance in Special Reserve at March 31, 2013 in accordance with RBI circular dated December 20, 2013.*
9. *At March 31, 2015, includes ₹ 330.1 million utilised for creation of deferred tax liability of ICICI Home Finance Company Limited on balance in Special Reserve at March 31, 2014 in accordance with National Housing Board circular dated May 27, 2014.*
10. *At March 31, 2015, includes ₹ 9,291.6 million utilised with approval of RBI to provide for outstanding Funded Interest Term Loans (FITL) related to accounts restructured prior to the issuance of RBI guideline in 2008, refer detailed note no. 14 in schedule - 18.*
11. *Includes unrealised profit/(loss), net of tax, of ₹ (407.4) million (March 31, 2014: ₹ (550.6) million) pertaining to the investments in the available-for-sale category of ICICI Bank UK PLC.*
12. *Includes restricted reserve of ₹ 1,281.1 million (March 31, 2014: ₹ 1,489.7 million) primarily relating to lapsed contracts of the life insurance subsidiary.*

₹ in '000s

	At 31.03.2015	At 31.03.2014
SCHEDULE 2A - MINORITY INTEREST		
Opening minority interest	**20,107,641**	17,057,595
Subsequent increase/(decrease) during the year	**4,950,507**	3,050,046
CLOSING MINORITY INTEREST	**25,058,148**	**20,107,641**

₹ in '000s

	At 31.03.2015	At 31.03.2014
SCHEDULE 3 - DEPOSITS		
A. I. Demand deposits		
i) From banks	**37,225,312**	25,111,999
ii) From others	**467,371,342**	418,534,442
II. Savings bank deposits	**1,221,061,995**	1,078,310,338
III. Term deposits		
i) From banks	**82,869,479**	102,299,809
ii) From others	**2,051,024,337**	1,970,870,235
TOTAL DEPOSITS	**3,859,552,465**	**3,595,126,823**
B. I. Deposits of branches in India	**3,495,286,634**	3,154,088,437
II. Deposits of branches/subsidiaries outside India	**364,265,831**	441,038,386
TOTAL DEPOSITS	**3,859,552,465**	**3,595,126,823**

Schedules

forming part of the Consolidated Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2015	At 31.03.2014
SCHEDULE 4 - BORROWINGS		
I. Borrowings in India		
i) Reserve Bank of India	**179,758,800**	111,388,500
ii) Other banks	**52,409,514**	29,736,455
iii) Other institutions and agencies		
a) Government of India	**–**	–
b) Financial institutions	**181,754,472**	113,976,226
iv) Borrowings in the form of		
a) Deposits	**2,613,694**	3,382,761
b) Commercial paper	**14,671,235**	10,324,543
c) Bonds and debentures (excluding subordinated debt)	**110,250,918**	37,217,701
v) Application money-bonds	**–**	–
vi) Capital instruments		
a) Innovative Perpetual Debt Instruments (IPDI) (qualifying as additional Tier 1 capital)	**13,010,000**	13,010,000
b) Hybrid debt capital instruments issued as bonds/debentures (qualifying as Tier 2 capital)	**98,159,787**	98,166,998
c) Redeemable Non-Cumulative Preference Shares (RNCPS) (350 RNCPS of ₹ 10.0 million each issued to preference share holders of erstwhile ICICI Limited on amalgamation, redeemable at par on April 20, 2018)	**3,500,000**	3,500,000
d) Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	**221,762,009**	222,079,732
TOTAL BORROWINGS IN INDIA	**877,890,429**	**642,782,916**
II. Borrowings outside India		
i) Capital instruments		
a) Innovative Perpetual Debt Instruments (IPDI) (qualifying as additional Tier 1 capital)	**21,227,648**	20,336,164
b) Hybrid debt capital instruments issued as bonds/debentures (qualifying as Tier 2 capital)	**61,498,053**	58,918,180
c) Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	**9,339,593**	8,939,380
ii) Bonds and notes	**419,855,672**	394,138,872
iii) Other borrowings[1]	**722,708,631**	710,305,178
TOTAL BORROWINGS OUTSIDE INDIA	**1,234,629,597**	**1,192,637,774**
TOTAL BORROWINGS	**2,112,520,026**	**1,835,420,690**

1. *Includes borrowings guaranteed by Government of India for the equivalent of ₹ 13,336.4 million (March 31, 2014: ₹ 16,353.2 million).*
2. *Secured borrowings in I and II above amount to ₹ 145,869.2 million (March 31, 2014: ₹ 115,542.2 million) excluding borrowings under Collateralised Borrowing and Lending Obligation, market repurchase transactions with banks and financial institutions and transactions under Liquidity Adjustment Facility and Marginal Standing Facility.*

Schedules

forming part of the Consolidated Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2015	At 31.03.2014
SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS		
I. Bills payable	**52,914,088**	52,159,029
II. Inter-office adjustments (net)	**2,268,830**	–
III. Interest accrued	**43,756,791**	41,744,784
IV. Sundry creditors	**133,345,526**	150,222,220
V. Provision for standard assets	**25,507,118**	21,443,762
VI. Others[1]	**222,629,451**	247,835,538
TOTAL OTHER LIABILITIES AND PROVISIONS	**480,421,804**	**513,405,033**

1. *Includes:*
   a) *Proposed dividend amounting to ₹ 28,988.1 million (March 31, 2014: ₹ 26,562.8 million).*
   b) *Corporate dividend tax payable amounting to ₹ 3,710.6 million (March 31, 2014: ₹ 3,057.0 million).*

₹ in '000s

	At 31.03.2015	At 31.03.2014
SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA		
I. Cash in hand (including foreign currency notes)	**68,586,251**	54,574,229
II. Balances with Reserve Bank of India in current accounts	**189,790,444**	166,395,080
TOTAL CASH AND BALANCES WITH RESERVE BANK OF INDIA	**258,376,695**	**220,969,309**

₹ in '000s

	At 31.03.2015	At 31.03.2014
SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE		
I. In India		
i) Balances with banks		
a) In current accounts	**3,375,768**	5,042,179
b) In other deposit accounts	**13,170,773**	17,778,091
ii) Money at call and short notice		
a) With banks	**–**	4,793,200
b) With other institutions	**2,925,489**	4,668,011
TOTAL	**19,472,030**	**32,281,481**
II. Outside India		
i) In current accounts	**147,922,798**	92,533,334
ii) In other deposit accounts	**26,968,517**	44,572,426
iii) Money at call and short notice	**23,631,657**	92,225,714
TOTAL	**198,522,972**	**229,331,474**
TOTAL BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE	**217,995,002**	**261,612,955**

Schedules

forming part of the Consolidated Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2015	At 31.03.2014
SCHEDULE 8 - INVESTMENTS		
I. Investments in India (net of provisions)		
i) Government securities	**1,334,237,788**	1,147,471,623
ii) Other approved securities	**–**	–
iii) Shares (includes equity and preference shares)[1]	**70,833,737**	55,717,884
iv) Debentures and bonds	**235,166,133**	226,406,803
v) Assets held to cover linked liabilities of life insurance business	**747,775,359**	603,104,321
vi) Others (commercial paper, mutual fund units, pass through certificates, security receipts, certificate of deposits, Rural Infrastructure Development Fund deposits and other related investments)	**553,243,077**	573,456,669
TOTAL INVESTMENTS IN INDIA	**2,941,256,094**	**2,606,157,300**
II. Investments outside India (net of provisions)		
i) Government securities	**52,301,686**	42,362,035
ii) Others (equity shares, bonds and certificate of deposits)	**34,058,481**	27,575,072
TOTAL INVESTMENTS OUTSIDE INDIA	**86,360,167**	**69,937,107**
TOTAL INVESTMENTS	**3,027,616,261**	**2,676,094,407**
A. Investments in India		
Gross value of investments[2]	**2,947,392,755**	2,621,061,870
Less: Aggregate of provision/depreciation/(appreciation)	**6,136,661**	14,904,570
Net investments	**2,941,256,094**	2,606,157,300
B. Investments outside India		
Gross value of investments	**87,689,018**	70,663,959
Less: Aggregate of provision/depreciation/(appreciation)	**1,328,851**	726,852
Net investments	**86,360,167**	69,937,107
TOTAL INVESTMENTS	**3,027,616,261**	2,676,094,407

1. *Includes cost of investment in associates amounting to ₹ 4,590.5 million (March 31, 2014: ₹ 1,443.5 million).*
2. *Includes net appreciation amounting to ₹ 140,769.2 million (March 31, 2014: ₹ 68,366.6 million) on investments held to cover linked liabilities of life insurance business.*

Consolidated Financial Statements

Schedules

forming part of the Consolidated Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2015	At 31.03.2014
SCHEDULE 9 - ADVANCES [net of provisions]		
A. i) Bills purchased and discounted	**139,070,145**	93,042,405
ii) Cash credits, overdrafts and loans repayable on demand	**680,082,886**	556,270,075
iii) Term loans	**3,565,747,923**	3,224,105,326
TOTAL ADVANCES	**4,384,900,954**	**3,873,417,806**
B. i) Secured by tangible assets (includes advances against book debts)	**3,611,662,833**	3,215,667,074
ii) Covered by bank/government guarantees	**112,798,745**	41,650,261
iii) Unsecured	**660,439,376**	616,100,471
TOTAL ADVANCES	**4,384,900,954**	**3,873,417,806**
C. I. Advances in India		
i) Priority sector	**762,092,862**	645,514,532
ii) Public sector	**35,374,080**	27,754,783
iii) Banks	**146,618**	287,641
iv) Others	**2,202,248,007**	1,872,438,122
TOTAL ADVANCES IN INDIA	**2,999,861,567**	**2,545,995,078**
II. Advances outside India		
i) Due from banks	**12,899,084**	10,859,099
ii) Due from others		
a) Bills purchased and discounted	**48,389,649**	37,002,621
b) Syndicated and term loans	**1,000,048,245**	974,022,428
c) Others	**323,702,409**	305,538,580
TOTAL ADVANCES OUTSIDE INDIA	**1,385,039,387**	**1,327,422,728**
TOTAL ADVANCES	**4,384,900,954**	**3,873,417,806**

₹ in '000s

	At 31.03.2015	At 31.03.2014
SCHEDULE 10 - FIXED ASSETS		
I. Premises		
At cost at March 31 of preceding year	**47,929,434**	47,180,039
Additions during the year	**4,464,603**	1,697,914
Deductions during the year	**(629,309)**	(948,519)
Depreciation to date[1]	**(12,257,917)**	(11,149,408)
Net block[2]	**39,506,811**	**36,780,026**
II. Other fixed assets (including furniture and fixtures)		
At cost at March 31 of preceding year	**50,801,492**	47,651,424
Additions during the year	**7,518,817**	6,357,365
Deductions during the year	**(3,048,646)**	(3,207,297)
Depreciation to date[3]	**(38,392,681)**	(34,846,830)
Net block	**16,878,982**	**15,954,662**
III. Assets given on lease		
At cost at March 31 of preceding year	**17,299,544**	17,509,544
Additions during the year	**–**	–
Deductions during the year	**–**	(210,000)
Depreciation to date, accumulated lease adjustment and provisions[4]	**(14,973,248)**	(14,965,932)
Net block	**2,326,296**	**2,333,612**
TOTAL FIXED ASSETS	**58,712,089**	**55,068,300**

1. *Includes depreciation charge amounting to ₹ 1,558.5 million (March 31, 2014: ₹ 1,607.5 million).*
2. *Includes assets of ₹ 2.0 million of the Bank (March 31, 2014: ₹ 12.7 million) which are held for sale.*
3. *Includes depreciation charge amounting to ₹ 6,073.1 million (March 31, 2014: ₹ 5,268.2 million).*
4. *Includes depreciation charge/lease adjustment amounting to ₹ 350.6 million (March 31, 2014: ₹ 317.0 million).*

Schedules

forming part of the Consolidated Balance Sheet *(Contd.)*

₹ in '000s

	At 31.03.2015	At 31.03.2014
SCHEDULE 11 - OTHER ASSETS		
I. Inter-office adjustments (net)	–	1,816,918
II. Interest accrued	**71,772,042**	58,486,747
III. Tax paid in advance/tax deducted at source (net)	**37,594,663**	45,492,908
IV. Stationery and stamps	**2,230**	2,995
V. Non-banking assets acquired in satisfaction of claims[1]	**875,462**	850,871
VI. Advance for capital assets	**2,050,488**	1,189,102
VII. Deposits	**13,598,473**	13,352,863
VIII. Deferred tax asset (net)	**16,134,788**	9,297,824
IX. Others[2]	**171,162,556**	259,970,765
TOTAL OTHER ASSETS	**313,190,702**	**390,460,993**

1. *Includes certain non-banking assets acquired in satisfaction of claims which are in the process of being transferred in the Bank's name.*
2. *Includes goodwill on consolidation amounting to ₹ 1,257.0 million (March 31, 2014: ₹ 1,432.3 million).*

₹ in '000s

	At 31.03.2015	At 31.03.2014
SCHEDULE 12 - CONTINGENT LIABILITIES		
I. Claims against the Group not acknowledged as debts	**45,940,699**	47,940,741
II. Liability for partly paid investments	**65,787**	65,787
III. Liability on account of outstanding forward exchange contracts[1]	**3,047,985,649**	2,856,365,473
IV. Guarantees given on behalf of constituents		
a) In India	**755,773,834**	759,742,814
b) Outside India	**248,099,209**	274,562,600
V. Acceptances, endorsements and other obligations	**496,851,207**	506,296,301
VI. Currency swaps[1]	**534,295,396**	615,713,817
VII. Interest rate swaps, currency options and interest rate futures[1]	**5,021,951,604**	4,040,069,738
VIII. Other items for which the Group is contingently liable	**39,422,286**	40,500,690
TOTAL CONTINGENT LIABILITIES	**10,190,385,671**	**9,141,257,961**

1. *Represents notional amount.*

Consolidated Financial Statements

Schedules

forming part of the Consolidated Profit and Loss Account *(Contd.)*

₹ in '000s

	Year ended 31.03.2015	Year ended 31.03.2014
SCHEDULE 13 - INTEREST EARNED		
I. Interest/discount on advances/bills	**380,597,058**	337,208,794
II. Income on investments	**151,317,347**	142,448,360
III. Interest on balances with Reserve Bank of India and other inter-bank funds	**3,661,576**	4,276,997
IV. Others[1,2]	**14,063,980**	10,858,325
TOTAL INTEREST EARNED	**549,639,961**	**494,792,476**

1. *Includes interest on income tax refunds amounting to ₹ 2,753.5 million (March 31, 2014: ₹ 1,991.6 million).*
2. *Includes interest and amortisation of premium on non-trading interest rate swaps and foreign currency swaps.*

₹ in '000s

	Year ended 31.03.2015	Year ended 31.03.2014
SCHEDULE 14 - OTHER INCOME		
I. Commission, exchange and brokerage	**83,938,513**	73,240,952
II. Profit/(Loss) on sale of investments (net)	**24,787,803**	7,534,232
III. Profit/(Loss) on revaluation of investments (net)	**(167,456)**	3,637,251
IV. Profit/(Loss) on sale of land, buildings and other assets (net)[1]	**33,994**	1,352,001
V. Profit/(Loss) on exchange transactions (net)[2]	**22,073,402**	20,206,580
VI. Premium and other operating income from insurance business	**220,771,454**	193,319,150
VII. Miscellaneous income (including lease income)[3]	**1,084,647**	1,555,906
TOTAL OTHER INCOME	**352,522,357**	**300,846,072**

1. *Includes profit/(loss) on sale of assets given on lease.*
2. *Includes exchange profit/(loss) on repatriation of retained earnings/capital from overseas branches/subsidiaries of the Bank.*
3. *Includes share of profit/(loss) from associates of ₹ 198.3 million (March 31, 2014: ₹ 43.1 million).*

₹ in '000s

	Year ended 31.03.2015	Year ended 31.03.2014
SCHEDULE 15 - INTEREST EXPENDED		
I. Interest on deposits	**207,723,125**	184,190,198
II. Interest on Reserve Bank of India/inter-bank borrowings	**16,935,155**	25,068,313
III. Others (including interest on borrowings of erstwhile ICICI Limited)	**98,523,258**	87,847,608
TOTAL INTEREST EXPENDED	**323,181,538**	**297,106,119**

₹ in '000s

	Year ended 31.03.2015	Year ended 31.03.2014
SCHEDULE 16 - OPERATING EXPENSES		
I. Payments to and provisions for employees	**65,683,216**	59,687,936
II. Rent, taxes and lighting	**11,540,155**	11,038,531
III. Printing and stationery	**1,587,878**	1,778,796
IV. Advertisement and publicity	**5,281,639**	5,874,819
V. Depreciation on property	**7,631,612**	6,875,673
VI. Depreciation (including lease equalisation) on leased assets	**350,597**	316,981
VII. Directors' fees, allowances and expenses	**59,228**	48,938
VIII. Auditors' fees and expenses	**222,336**	210,218
IX. Law charges	**1,272,588**	1,229,598
X. Postages, courier, telephones, etc.	**3,744,913**	3,690,741
XI. Repairs and maintenance	**10,082,794**	8,540,177
XII. Insurance	**3,147,514**	2,740,339
XIII. Direct marketing agency expenses	**10,131,867**	6,755,921
XIV. Claims and benefits paid pertaining to insurance business	**41,274,246**	44,708,877
XV. Other expenses pertaining to insurance business[1]	**150,365,430**	117,657,935
XVI. Other expenditure	**37,851,106**	35,508,105
TOTAL OPERATING EXPENSES	**350,227,119**	**306,663,585**

1. *Includes commission expenses and reserves for actuarial liabilities (including the investible portion of the premium on the unit-linked policies).*

SCHEDULE 17

SIGNIFICANT ACCOUNTING POLICIES

Overview

ICICI Bank Limited, together with its subsidiaries, joint ventures and associates (collectively, the Group), is a diversified financial services group providing a wide range of banking and financial services including commercial banking, retail banking, project and corporate finance, working capital finance, insurance, venture capital and private equity, investment banking, broking and treasury products and services.

ICICI Bank Limited (the Bank), incorporated in Vadodara, India is a publicly held banking company governed by the Banking Regulation Act, 1949.

Principles of consolidation

The consolidated financial statements include the financials of ICICI Bank, its subsidiaries, associates and joint ventures.

Entities, in which the Bank holds, directly or indirectly, through subsidiaries and other consolidating entities, more than 50.00% of the voting rights or where it exercises control, over the composition of board of directors/governing body, are fully consolidated on a line-by-line basis in accordance with the provisions of AS 21. Investments in entities where the Bank has the ability to exercise significant influence are accounted for under the equity method of accounting and the pro-rata share of their profit/(loss) is included in the consolidated profit and loss account. Assets, liabilities, income and expenditure of jointly controlled entities are consolidated using the proportionate consolidation method. Under this method, the Bank's share of each of the assets, liabilities, income and expenses of the jointly controlled entity is reported in separate line items in the consolidated financial statements. The Bank does not consolidate entities where the significant influence/control is intended to be temporary or entities which operate under severe long-term restrictions that impair their ability to transfer funds to parent/investing entity. All significant inter-company accounts and transactions are eliminated on consolidation.

Basis of preparation

The accounting and reporting policies of the Group used in the preparation of the consolidated financial statements conform to Generally Accepted Accounting Principles in India (Indian GAAP), the guidelines issued by the Reserve Bank of India (RBI), Securities and Exchange Board of India (SEBI), Insurance Regulatory and Development Authority (IRDA), National Housing Bank (NHB), Companies Act, 2013 the Accounting Standards (AS) issued by the Institute of Chartered Accountants of India (ICAI) and notified under the Companies (Accounting Standards) Rules, 2006 from time to time, as applicable to relevant companies and practices generally prevalent in the banking industry in India. In the case of the foreign subsidiaries, Generally Accepted Accounting Principles as applicable to the respective foreign subsidiaries are followed. The Group follows the accrual method of accounting except where otherwise stated, and the historical cost convention. In case the accounting policies followed by a subsidiary or joint venture are different from those followed by the Bank, the same have been disclosed in the respective accounting policy.

The preparation of consolidated financial statements requires the management to make estimates and assumptions that are considered in the reported amounts of assets and liabilities (including contingent liabilities) as of the date of the consolidated financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. Future results could differ from these estimates.

Consolidated Financial Statements
Schedules
forming part of the Consolidated Accounts *(Contd.)*

The consolidated financial statements include the results of the following entities in addition to the Bank.

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership intwerest
1.	ICICI Bank UK PLC	United Kingdom	Subsidiary	Banking	100.00%
2.	ICICI Bank Canada	Canada	Subsidiary	Banking	100.00%
3.	ICICI Securities Limited	India	Subsidiary	Securities broking and merchant banking	100.00%
4.	ICICI Securities Holdings Inc.	USA	Subsidiary	Holding company	100.00%
5.	ICICI Securities Inc.	USA	Subsidiary	Securities broking	100.00%
6.	ICICI Securities Primary Dealership Limited	India	Subsidiary	Securities investment, trading and underwriting	100.00%
7.	ICICI Venture Funds Management Company Limited	India	Subsidiary	Private equity/venture capital fund management	100.00%
8.	ICICI Home Finance Company Limited	India	Subsidiary	Housing finance	100.00%
9.	ICICI Trusteeship Services Limited	India	Subsidiary	Trusteeship services	100.00%
10.	ICICI Investment Management Company Limited	India	Subsidiary	Asset management	100.00%
11.	ICICI International Limited	Mauritius	Subsidiary	Asset management	100.00%
12.	ICICI Prudential Pension Funds Management Company Limited[1]	India	Subsidiary	Pension fund management	100.00%
13.	ICICI Prudential Life Insurance Company Limited	India	Subsidiary	Life insurance	73.71%
14.	ICICI Lombard General Insurance Company Limited	India	Subsidiary	General insurance	72.97%
15.	ICICI Prudential Asset Management Company Limited	India	Subsidiary	Asset management company	51.00%
16.	ICICI Prudential Trust Limited	India	Subsidiary	Trustee company	50.80%
17.	ICICI Equity Fund	India	Consolidated as per AS 21	Unregistered venture capital fund	100.00%
18.	ICICI Strategic Investments Fund	India	Consolidated as per AS 21	Unregistered venture capital fund	100.00%
19.	I-Ven Biotech Limited	India	Consolidated as per AS 21	Investment in research and development of biotechnology	100.00%
20.	FINO PayTech Limited[2]	India	Associate	Support services for financial inclusion	27.05%
21.	I-Process Services (India) Private Limited[2]	India	Associate	Services related to back end operations	19.00%
22.	NIIT Institute of Finance Banking and Insurance Training Limited[2]	India	Associate	Education and training in banking and finance	18.79%
23.	ICICI Merchant Services Private Limited[2]	India	Associate	Merchant servicing	19.00%
24.	India Infradebt Limited[2]	India	Associate	Infrastructure finance	31.00%
25.	India Advantage Fund-III[2,3]	India	Associate	Venture capital fund	24.10%
26.	India Advantage Fund-IV[2,4]	India	Associate	Venture capital fund	47.14%

1. *ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.*
2. *These entities have been accounted as per the equity method as prescribed by AS 23 on 'Accounting for Investments in Associates in Consolidated Financial Statements'.*
3. *The entity has been accounted as per the equity method from the three months ended June 30, 2014.*
4. *The entity has been accounted as per the equity method from the three months ended September 30, 2014.*
5. *Effective April 1, 2014, Mewar Aanchalik Gramin Bank (MAGB) and another Regional Rural Bank (RRB) were amalgamated into a single RRB. ICICI Bank will not have any shareholding in the new RRB. Accordingly, from the three months ended June 30, 2014, MAGB is no longer accounted as per the equity method.*

6. *During the three months ended December 31, 2014, ICICI Kinfra Limited ceased to be a consolidating entity and accordingly, has not been consolidated.*
7. *During the three months ended March 31, 2015, ICICI Bank Eurasia Limited Liability Company ceased to be a subsidiary and accordingly, has not been consolidated.*

Comm Trade Services Limited has not been consolidated under AS 21 and Falcon Tyres Limited under AS 23, since the investments are temporary in nature. 3i Infotech Limited (3i Infotech), in which the Group holds 25.17% equity shares, has not been accounted as per equity method under AS 23 at March 31, 2015 based on the Group's continued intention to reduce the stake in 3i Infotech below 20.00% in the near future and the severe long-term restrictions on 3i Infotech under restructuring arrangement that impair the ability of 3i Infotech to transfer funds to its investors.

SIGNIFICANT ACCOUNTING POLICIES

1. Transactions involving foreign exchange

The consolidated financial statements of the Group are reported in Indian rupees (₹), the national currency of India. Foreign currency income and expenditure items are translated as follows:

- For domestic operations, at the exchange rates prevailing on the date of the transaction with the resultant gain or loss accounted for in the profit and loss account.
- For integral foreign operations, at daily closing rates with the resultant gain or loss accounted for in the profit and loss account. An integral foreign operation is a subsidiary, associate, joint venture or branch of the reporting enterprise, the activities of which are based or conducted in a country other than the country of the reporting enterprise but are an integral part of the reporting enterprise.
- For non-integral foreign operations, at the quarterly average closing rates with the resultant gains or losses accounted for as foreign currency translation reserve.

Monetary foreign currency assets and liabilities of domestic and integral foreign operations are translated at closing exchange rates notified by Foreign Exchange Dealers' Association of India (FEDAI) relevant to the balance sheet date and the resulting gains/losses are included in the profit and loss account.

Both monetary and non-monetary foreign currency assets and liabilities of non-integral foreign operations are translated relevant to closing exchange rates notified by FEDAI relevant to the balance sheet date and the resulting gains/losses from exchange differences are accumulated in the foreign currency translation reserve until the disposal of the net investment in the non-integral foreign operations. On the disposal/partial disposal of a non-integral foreign operation, the cumulative/proportionate amount of the exchange differences which has been accumulated in the foreign currency translation reserve and which relates to that operation are recognised as income or expenses in the same period in which the gain or loss on disposal is recognised.

The premium or discount arising on inception of forward exchange contracts in domestic operations that are entered to establish the amount of reporting currency required or available at the settlement date of a transaction is amortised over the life of the contract. All other outstanding forward exchange contracts are revalued based on the exchange rates notified by FEDAI for specified maturities and at interpolated rates for contracts of interim maturities. The contracts of longer maturities where exchange rates are not notified by FEDAI are revalued, based on the forward exchange rates implied by the swap curves in respective currencies. The resultant gains or losses are recognised in the profit and loss account.

Contingent liabilities on account of guarantees, endorsements and other obligations denominated in foreign currency are disclosed at the closing exchange rates notified by FEDAI relevant to the balance sheet date.

2. Revenue recognition

- Interest income is recognised in the profit and loss account as it accrues except in the case of non-performing assets (NPAs) where it is recognised upon realisation, as per the income recognition and asset classification norms of RBI/NHB/other applicable guidelines.
- Income from finance leases is calculated by applying the interest rate implicit in the lease to the net investment outstanding on the lease over the primary lease period. Finance leases entered into prior to April 1, 2001 have

been accounted for as per the Guidance Note on Accounting for Leases issued by ICAI. The finance leases entered post April 1, 2001 have been accounted for as per Accounting Standard 19 - Leases.

- Income on discounted instruments is recognised over the tenure of the instrument.
- Dividend income is accounted on an accrual basis when the right to receive the dividend is established.
- Loan processing fee is accounted for upfront when it becomes due except in the case of foreign banking subsidiaries, where it is amortised over the period of the loan.
- Project appraisal/structuring fee is accounted for on the completion of the agreed service.
- Arranger fee is accounted for as income when a significant portion of the arrangement/syndication is completed.
- Commission received on guarantees issued is amortised on a straight-line basis over the period of the guarantee.
- Fund management and portfolio management fees are recognised on an accrual basis.
- All other fees are accounted for as and when they become due.
- The Bank deals in bullion business on a consignment basis. The difference between price recovered from customers and cost of bullion is accounted for at the time of sale to the customers. The Bank also deals in bullion on a borrowing and lending basis and the interest paid/received is accounted on accrual basis.
- Income from securities brokerage activities is recognised as income on the trade date of the transaction. Brokerage income in relation to public or other issuances of securities is recognised based on mobilisation and terms of agreement with the client.
- Life insurance premium for non-linked policies is recognised as income when due from policyholders. For unit linked business, premium is recognised when the associated units are created. Premium on lapsed policies is recognised as income when such policies are reinstated. Top-up premiums paid by unit linked policyholders' are considered as single premium and recognised as income when the associated units are created. Income from unit linked policies, which includes fund management charges, policy administration charges, mortality charges and other charges, if any, are recovered from the linked funds in accordance with the terms and conditions of the policy and are recognised when due.
- In the case of general insurance business, premium is recorded for the policy period at the commencement of risk and for instalment cases, it is recorded on instalment due dates. Premium earned is recognised as income over the period of the risk or the contract period based on 1/365 method, whichever is appropriate, on a gross basis, net of service tax. Any subsequent revision to premium is recognised over the remaining period of risk or contract period. Adjustments to premium income arising on cancellation of policies are recognised in the period in which the policies are cancelled. Commission on re-insurance ceded is recognised as income in the period of ceding the risk. Profit commission under re-insurance treaties, wherever applicable, is recognised as income in the period of final determination of profits and combined with commission on reinsurance ceded.
- In case of life insurance business, reinsurance premium ceded is accounted in accordance with the terms of the relevant treaty with the reinsurer. Profit commission on reinsurance ceded is netted off against premium ceded on reinsurance.
- In the case of general insurance business, insurance premium on ceding of the risk is recognised in the period in which the risk commences. Any subsequent revision to premium ceded is recognised in the period of such revision. Adjustment to re-insurance premium arising on cancellation of policies is recognised in the period in which they are cancelled. In case of life insurance business, reinsurance premium ceded is accounted in accordance with the terms and conditions of the relevant treaties with the reinsurer. Profit commission on reinsurance ceded is netted off against premium ceded on reinsurance.
- In the case of general insurance business, premium deficiency is recognised when the sum of expected claim costs and related expenses and maintenance costs exceed the reserve for unexpired risks and is computed at a company level. The expected claim cost is calculated and duly certified by the Appointed Actuary.

3. **Stock based compensation**

The following entities within the group have granted stock options to their employees:

- ICICI Bank Limited
- ICICI Prudential Life Insurance Company Limited
- ICICI Lombard General Insurance Company Limited

The Employees Stock Option Scheme (the Scheme) of the Bank provides for grant of options on the Bank's equity shares to wholetime directors and employees of the Bank and its subsidiaries. The Scheme provides that employees are granted an option to subscribe to equity shares of the Bank that vest in a graded manner. The options may be exercised within a specified period. ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company have also formulated similar stock option schemes for their employees for grant of equity shares of their respective companies.

The Group, except the banking subsidiaries, follows the intrinsic value method to account for its stock-based employee compensation plans. Compensation cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date and amortised over the vesting period. The fair market price is the latest closing price, immediately prior to the grant date, which is generally the date of the meeting of the Board Governance, Remuneration & Nomination Committee in which the options are granted, on the stock exchange on which the shares of the Bank are listed. If the shares are listed on more than one stock exchange, then the stock exchange where there is highest trading volume on the said date is considered. In the case of ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company, the fair value of the shares is determined based on an external valuation report. The banking subsidiaries namely, ICICI Bank UK and ICICI Bank Canada account for the cost of the options granted to employees by ICICI Bank using the fair value method based on binomial tree model.

4. **Income taxes**

Income tax expense is the aggregate amount of current tax and deferred tax expense incurred by the Group. The current tax expense and deferred tax expense is determined in accordance with the provisions of the Income Tax Act, 1961 and as per Accounting Standard 22 - Accounting for Taxes on Income, respectively. Deferred tax adjustments comprise changes in the deferred tax assets or liabilities during the year.

Deferred tax assets and liabilities are recognised by considering the impact of timing differences between taxable income and accounting income for the current year, and carry forward losses. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. The impact of changes in the deferred tax assets and liabilities is recognised in the profit and loss account.

Deferred tax assets are recognised and re-assessed at each reporting date, based upon the management's judgement as to whether their realisation is considered as reasonably certain. However, in case of domestic companies, where there is unabsorbed depreciation or carried forward loss under taxation laws, deferred tax assets are recognised only if there is virtual certainty of realisation of such assets.

In the consolidated financial statements, deferred tax assets and liabilities are computed at an individual entity level and aggregated for consolidated reporting.

5. **Claims and benefits paid**

In the case of general insurance business, claims incurred comprise claims paid, estimated liability for outstanding claims made following a loss occurrence reported and estimated liability for claims incurred but not reported (IBNR) and claims incurred but not enough reported (IBNER). Further, claims incurred also include specific claim settlement costs such as survey/legal fees and other directly attributable costs. Claims (net of amounts receivable from re-insurers/ co-insurers) are recognised on the date of intimation based on management estimates or on estimates from surveyors/ insured in the respective revenue account. Estimated liability for outstanding claims at the balance sheet date is recorded net of claims recoverable from/payable to co-insurers/re-insurers and salvage to the extent there is certainty of realisation. Estimated liability for outstanding claim is determined by the entity on the basis of ultimate amounts likely to be paid on each claim based on the past experience/ actuarial valuation. These estimates are progressively revalidated on availability of further information. Claims IBNR represent that amount of claims that may have been incurred during the accounting period but have not been reported or claimed. The claims IBNR provision also includes provision, if any, required for claims IBNER. Estimated liability for claims IBNR/claims IBNER is based on an actuarial estimate duly certified by the appointed actuary of the entity.

In the case of life insurance business, benefits paid comprise of policy benefits and claim settlement costs, if any. Death and rider claims are accounted for on receipt of intimation. Survival and maturity benefits are accounted when due. Withdrawals and surrenders under non linked policies are accounted on the receipt of intimation.

6. Liability for life policies in force

In the case of life insurance business, the liabilities for life policies in force are calculated in accordance with accepted actuarial practice, requirements of Insurance Act, 1938 (amended by Insurance Laws (Amendment) Act, 2015) and regulations notified by the Insurance Regulatory and Development Authority of India and Actuarial Practice Standards of the Institute of Actuaries of India.

7. Reserve for unexpired risk

Reserve for unexpired risk is recognised net of re-insurance ceded and represents premium written that is attributable and to be allocated to succeeding accounting periods for risks to be borne by the entity under contractual obligations on contract period basis or risk period basis, whichever is appropriate. It is calculated on a daily pro-rata basis subject to a minimum of 50.00% of the aggregated premium, written on policies during the twelve months preceding the balance sheet date for fire, marine, cargo and miscellaneous business and 100.00% for marine hull business, on all unexpired policies at balance sheet date, in accordance with the provisions of the Insurance Act, 1938.

8. Actuarial method and valuation

In the case of life insurance business, the actuarial liability on both participating and non-participating policies is calculated using the gross premium method, using assumptions for interest, mortality, morbidity, expense and inflation, and in the case of participating policies, future bonuses together with allowance for taxation and allocation of profits to shareholders. These assumptions are determined as prudent estimates at the date of valuation with allowances for adverse deviations. No allowance is made for expected lapses.

The greater of liability calculated using discounted cash flows and unearned premium reserves is held for the unexpired portion of the risk for the non-unit liabilities of linked business and attached riders.

The unit liability in respect of linked business has been taken as the value of the units standing to the credit of policyholders, using the Net Asset Value (NAV) prevailing at the valuation date.

An unexpired risk reserve and a reserve in respect of claims incurred but not reported are created, for one year renewable group term insurance.

The interest rates used for valuing the liabilities are in the range of 4.47% to 5.39% per annum (previous year – 4.87% to 5.77% per annum).

Mortality rates used are based on the published "Indian Assured Lives Mortality (2006 – 2008)". Ultimate Mortality Table for assurances and LIC 96-98 table for annuities, adjusted to reflect expected experience while morbidity rates used are based on CIBT 93 table, adjusted for expected experience, or on risk rates supplied by reinsurers.

Expenses are provided for at current levels, in respect of renewal expenses, with no allowance for future improvements but with an allowance for any expected worsening. Per policy renewal expenses for regular premium policies are assumed to inflate at 4.49% (previous year – 4.84%).

9. Acquisition costs for insurance business

Acquisition costs are those costs that vary with and are primarily related to the acquisition of insurance contracts and are expensed in the period in which they are incurred.

10. Employee benefits

Gratuity

The Group pays gratuity, a defined benefit plan, to employees who retire or resign after a minimum prescribed period of continuous service and in case of employees at overseas locations as per the rules in force in the respective countries. The Group makes contribution to trusts which administer the funds on their own account or through insurance companies.

The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Actuarial valuation of the gratuity liability is determined by an appointed actuary. Actuarial valuation of gratuity liability is determined based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method.

Superannuation fund

The Bank contributes 15.00% of the total annual basic salary of certain employees to superannuation funds, a defined contribution plan, managed and administered by insurance companies for its employees. The Bank also gives an option to its employees, allowing them to receive the amount contributed by the Bank along with their monthly salary during their employment.

The amount so contributed/paid by the Bank to the superannuation fund or to employee during the year is recognised in the profit and loss account.

ICICI Prudential Life Insurance Company, ICICI Prudential Asset Management Company and ICICI Venture Funds Management Company have accrued for superannuation liability based on a percentage of basic salary payable to eligible employees for the period of service.

Pension

The Bank provides for pension, a defined benefit plan covering eligible employees of erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan. The Bank makes contribution to a trust which administers the funds on its own account or through insurance companies. The plan provides for pension payment including dearness relief on a monthly basis to these employees on their retirement based on the respective employee's years of service with the Bank and applicable salary.

Actuarial valuation of the pension liability is determined by an actuary appointed by the Bank. Actuarial valuation of pension liability is calculated based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method.

The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Employees covered by the pension plan are not eligible for employer's contribution under the provident fund plan.

Provident fund

The Group is statutorily required to maintain a provident fund, a defined benefit plan, as a part of retirement benefits to its employees. Each employee contributes a certain percentage of his or her basic salary and the Group contributes an equal amount for eligible employees. The Group makes contribution as required by The Employees' Provident Funds and Miscellaneous Provisions Act, 1952 to Employees' Pension Scheme administered by the Regional Provident Fund Commissioner and the balance contributions are transferred to funds administered by trustees. The funds are invested according to the rules prescribed by the Government of India.

Actuarial valuation for the interest rate guarantee on the provident fund balances is determined by an appointed actuary.

The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Leave encashment

The Group provides for leave encashment benefit based on actuarial valuation conducted by an independent actuary.

Schedules

forming part of the Consolidated Accounts *(Contd.)*

11. Provisions, contingent liabilities and contingent assets

The Group estimates the probability of any loss that might be incurred on outcome of contingencies on the basis of information available upto the date on which the consolidated financial statements are prepared. A provision is recognised when an enterprise has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. Provisions are determined based on management estimates of amounts required to settle the obligation at the balance sheet date, supplemented by experience of similar transactions. These are reviewed at each balance sheet date and adjusted to reflect the current management estimates. In cases where the available information indicates that the loss on the contingency is reasonably possible but the amount of loss cannot be reasonably estimated, a disclosure to this effect is made in the consolidated financial statements. In case of remote possibility, neither provision nor disclosure is made in the consolidated financial statements. The Group does not account for or disclose contingent assets, if any.

The Bank estimates the probability of redemption of customer loyalty reward points using an actuarial method by employing an independent actuary and accordingly makes provision for these reward points. Actuarial valuation is determined based on certain assumptions regarding mortality rate, discount rate, cancellation rate and redemption rate.

12. Cash and cash equivalents

Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

13. Investments

i) Investments of the Bank are accounted for in accordance with the extant RBI guidelines on investment classification and valuation as given below.

a) All investments are classified into 'Held to Maturity', 'Available for Sale' and 'Held for Trading'. Reclassifications, if any, in any category are accounted for as per the RBI guidelines. Under each classification, the investments are further categorised as (a) government securities, (b) other approved securities, (c) shares, (d) bonds and debentures and (e) others.

b) 'Held to Maturity' securities are carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of fixed rate and floating rate securities acquired is amortised over the remaining period to maturity on a constant yield basis and straight line basis respectively.

c) 'Available for Sale' and 'Held for Trading' securities are valued periodically as per RBI guidelines. Any premium over the face value of fixed rate and floating rate investments in government securities, classified as 'Available for Sale', is amortised over the remaining period to maturity on constant yield basis and straight line basis respectively. Quoted investments are valued based on the trades/quotes on the recognised stock exchanges, subsidiary general ledger account transactions, price list of RBI or prices declared by Primary Dealers Association of India jointly with Fixed Income Money Market and Derivatives Association (FIMMDA), periodically.

The market/fair value of unquoted government securities which are in the nature of Statutory Liquidity Ratio (SLR) securities included in the 'Available for Sale' and 'Held for Trading' categories is as per the rates published by FIMMDA. The valuation of other unquoted fixed income securities wherever linked to the Yield-to-Maturity (YTM) rates, is computed with a mark-up (reflecting associated credit risk) over the YTM rates for government securities published by FIMMDA.

Unquoted equity shares are valued at the break-up value, if the latest balance sheet is available or at ₹ 1, as per RBI guidelines.

Securities are valued scrip-wise and depreciation/appreciation is aggregated for each category. Net appreciation in each category, if any, being unrealised, is ignored, while net depreciation is provided for. Non-performing investments are identified based on the RBI guidelines.

d) Treasury bills, commercial papers and certificate of deposits being discounted instruments, are valued at carrying cost.

e) Costs including brokerage and commission pertaining to investments, paid at the time of acquisition, are charged to the profit and loss account. Cost of investments is computed based on the First-In-First-Out (FIFO) method.

f) Profit/loss on sale of investments in the 'Held to Maturity' category is recognised in the profit and loss account and profit is thereafter appropriated (net of applicable taxes and statutory reserve requirements) to Capital Reserve. Profit/loss on sale of investments in 'Available for sale' and 'Held for Trading' categories is recognised in the profit and loss account.

g) Market repurchase and reverse repurchase transactions, are accounted for as borrowing and lending transactions respectively in accordance with the extant RBI guidelines. The transactions with RBI under Liquidity Adjustment Facility (LAF) are accounted for as borrowing and lending transactions.

h) Broken period interest (the amount of interest from the previous interest payment date till the date of purchase/ sale of instruments) on debt instruments is treated as a revenue item.

i) At the end of each reporting period, security receipts issued by asset reconstruction companies are valued in accordance with the guidelines applicable to such instruments, prescribed by RBI from time to time. Accordingly, in cases where the cash flows from security receipts issued by asset reconstruction companies are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Bank reckons the net asset value obtained from the asset reconstruction company from time to time, for valuation of such investments at each reporting period end.

j) The Bank follows trade date method of accounting for purchase and sale of investments, except for government of India and state government securities where settlement date method of accounting is followed in accordance with RBI guidelines.

ii) The Bank's consolidating venture capital funds carry investments at fair values, with unrealised gains and temporary losses on investments recognised as components of investors' equity and accounted for in the unrealised investment reserve account. The realised gains and losses on investments and units in mutual funds and unrealised gains or losses on revaluation of units in mutual funds are accounted for in the profit and loss account. Provisions are made in respect of accrued income considered doubtful. Such provisions as well as any subsequent recoveries are recorded through the profit and loss account. Subscription to/purchase of investments are accounted at the cost of acquisition inclusive of brokerage, commission and stamp duty. Bonus shares and right entitlements are recorded when such benefits are known. Quoted investments are valued on the valuation date at the closing market price. Quoted investments that are not traded on the valuation date but are traded during the two months prior to the valuation date are valued at the latest known closing price. An appropriate discount is applied where the asset management company considers it necessary to reflect restrictions on disposal. Quoted investments not traded during the two months prior to the valuation date are treated as unquoted. Unquoted investments are valued at their estimated fair values by applying appropriate valuation methods. Where there is a decline, other than temporary in the carrying amounts of investments, the resultant reduction in the carrying amount is charged to the profit and loss account during the period in which such decline is identified.

iii) The Bank's primary dealership and securities broking subsidiaries classifies the securities held with the intention of holding for short-term and trading as stock-in-trade and are valued at lower of cost or market value. The securities acquired with the intention of holding till maturity or for a longer period are classified as investments and are carried at cost. Appropriate provision is made for other than temporary diminution in the value of investments. Commission earned in respect of securities acquired upon devolvement is reduced from the cost of acquisition.

iv) The Bank's housing finance subsidiary classifies its investments as current investments and long-term investments. Investments that are readily realisable and intended to be held for not more than a year are classified as current investments, which are carried at the lower of cost and net realisable value. All other investments are classified as long-term investments, which are carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of the securities acquired is amortised over the remaining period to maturity on a constant yield basis. However, a provision for diminution in value is made to recognise any other than temporary decline in the value of such long-term investments.

v) The Bank's overseas banking subsidiaries account for unrealised gain/loss, net of tax, on investment in 'Available for Sale' category directly in their reserves. Further unrealised gain/loss on investment in 'Held for Trading' category is accounted directly in the profit and loss account. Investments in 'Held to Maturity' category are carried at amortised cost.

vi) In the case of life and general insurance businesses, investments are made in accordance with the Insurance Act, 1938, the IRDA (Investment) Regulations, 2000, and various other circulars/notifications issued by the IRDA in this context from time to time.

In the case of life insurance business, valuation of investments (other than linked business) is done on the following basis:

a. All debt securities and redeemable preference shares are considered as 'held to maturity' and accordingly stated at historical cost, subject to amortisation of premium or accretion of discount over the period of maturity/holding on a constant yield basis.

b. Listed equity shares are stated at fair value being the last quoted closing price on the National Stock Exchange (NSE) (or BSE, in case the investments are not listed on NSE).

c. Mutual fund units at the balance sheet date are valued at the latest available net asset values of the respective fund.

Unrealised gains/losses arising due to changes in the fair value of listed equity shares and mutual fund units are taken to 'Revenue and other reserves' and 'Liabilities on policies in force' in the balance sheet for Shareholders' fund and Policyholders' fund respectively for life insurance business.

In the case of general insurance business, valuation of investments is done on the following basis:

a. All debt securities including government securities and non-convertible preference shares are considered as 'held to maturity' and accordingly stated at amortised cost determined after amortisation of premium or accretion of discount on a constant yield basis over the holding/maturity period.

b. Listed equities and convertible preference shares at the balance sheet date are stated at fair value, being the last quoted closing price on the NSE and in case these are not listed on NSE, then based on the last quoted closing price on the BSE.

c. Mutual fund investments (other than venture capital fund) are stated at fair value, being the closing net asset value at balance sheet date.

d. Investments other than mentioned above are valued at cost.

Unrealised gains/losses arising due to changes in the fair value of listed equity shares and mutual fund units are taken to 'Revenue and other reserves' in the balance sheet for general insurance business.

Insurance subsidiaries assess at each balance sheet date whether there is any indication that any investment in equity units of mutual fund may be impaired. If any such indication exists, the carrying value of such investment is reduced to its recoverable amount and the impairment loss is recognised in the revenue(s)/profit and loss account.

The total proportion of investments for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 17.61% of the total investments at March 31, 2015.

14. Provisions/write-offs on loans and other credit facilities

i) Loans and other credit facilities of the Bank are accounted for in accordance with the extant RBI guidelines as given below:

a) The Bank classifies its loans and investments, including at overseas branches, and overdues arising from crystallised derivative contracts, into performing and NPAs in accordance with RBI guidelines. Loans and advances held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the extant RBI guidelines, are classified as NPAs to the extent of amount outstanding in the host country. Further, NPAs are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by RBI.

In the case of corporate loans and advances, provisions are made for sub-standard and doubtful assets at rates prescribed by RBI. Loss assets and the unsecured portion of doubtful assets are provided/written-off as per the extant RBI guidelines. For loans and advances booked in overseas branches, which are standard as per the extant RBI guidelines but are classified as NPAs based on host country guidelines, provisions are made as per the host country regulations. For loans and advances booked in overseas branches, which are NPAs as per the extant RBI guidelines and as per host country guidelines, provisions are made at the higher of the provisions required under RBI regulations and host country regulations. Provisions on homogeneous retail loans and advances, subject to minimum provisioning requirements of RBI, are assessed at a borrower level, on the basis of the ageing of the loans in the non-performing category. In respect of borrowers classified as non-cooperative borrowers, wilful defaulters and NPAs covered under distressed assets framework of RBI, the Bank makes accelerated provisions as per extant RBI guidelines.

The Bank holds specific provisions against non-performing loans and advances, general provision against performing loans and advances and floating provision taken over from erstwhile Bank of Rajasthan upon amalgamation. The assessment of incremental specific provisions is made after taking into consideration the existing specific provision held. The specific provisions on retail loans and advances held by the Bank are higher than the minimum regulatory requirements.

b) Provision on loans and advances restructured/rescheduled is made in accordance with the applicable RBI guidelines on restructuring of loans and advances by the Bank.

   In respect of non-performing loans and advances accounts subjected to restructuring, the account is upgraded to standard only after the specified period i.e. a period of one year after the date when first payment of interest or of principal, whichever is later, falls due, subject to satisfactory performance of the account during the period. A standard restructured loan is upgraded to the standard category when satisfactory payment performance is evidenced during the specified period and after the loan reverts to the normal level of standard asset provisions/risk weights.

c) Amounts recovered against debts written-off in earlier years and provisions no longer considered necessary in the context of the current status of the borrower are recognised in the profit and loss account.

d) In addition to the specific provision on NPAs, the Bank maintains a general provision on performing loans and advances at rates prescribed by RBI. For performing loans and advances in overseas branches, the general provision is made at higher of host country regulations requirement and RBI requirement.

e) In addition to the provisions required to be held according to the asset classification status, provisions are held for individual country exposures including indirect country risk (other than for home country exposure). The countries are categorised into seven risk categories namely insignificant, low, moderately low, moderate, moderately high, high and very high, and provisioning is made on exposures exceeding 180 days on a graded scale ranging from 0.25% to 25%. For exposures with contractual maturity of less than 180 days, provision is required to be held at 25% of the rates applicable to exposures exceeding 180 days. The indirect exposure is reckoned at 50% of the exposure. If the country exposure (net) of the Bank in respect of each country does not exceed 1% of the total funded assets, no provision is required on such country exposure.

ii) In the case of the Bank's housing finance subsidiary, loans and other credit facilities are classified as per the NHB guidelines into performing and non-performing assets. Further, NPAs are classified into sub-standard, doubtful and loss assets based on criteria stipulated by NHB. Additional provisions are made against specific non-performing assets over and above what is stated above, if in the opinion of the management, increased provisions are necessary.

iii) In the case of the Bank's overseas banking subsidiaries, loans are stated net of allowance for credit losses. Loans are classified as impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition on the loan (a loss event) and that loss event (or events) has an impact on the estimated future cash flows of the loans that can be reliably estimated. An allowance for impairment losses is maintained at a level that management considers adequate to absorb identified credit related losses as well as losses that have occurred but have not yet been identified.

The total proportion of loans for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 10.12% of the total loans at March 31, 2015.

15. Transfer and servicing of assets

The Bank transfers commercial and consumer loans through securitisation transactions. The transferred loans are de-recognised and gains/losses are accounted for only if the Bank surrenders the rights to benefits specified in the underlying securitised loan contract. Recourse and servicing obligations are accounted for net of provisions.

In accordance with the RBI guidelines for securitisation of standard assets, with effect from February 1, 2006, the Bank accounts for any loss arising from securitisation immediately at the time of sale and the profit/premium arising from securitisation is amortised over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. With effect from May 7, 2012, the RBI guidelines require the profit/premium arising from securitisation to be amortised over the life of the transaction based on the method prescribed in the guidelines.

In the case of loans sold to an asset reconstruction company, the excess provision is not reversed but is utilised to meet the shortfall/loss on account of sale of other financial assets to securitisation company (SC)/reconstruction company (RC) in accordance with RBI guideline dated July 13, 2005. With effect from February 26, 2014, in accordance with RBI guidelines, in case of non-performing loans sold to SCs/RCs, the Bank reverses the excess provision in profit and loss account in the year in which amounts are received. Further, the RBI circular dated March 11, 2015 has allowed to reverse the excess provision/reserve on account of sale of NPAs prior to February 26, 2014 to profit and loss account.

The Canadian subsidiary has entered into securitisation arrangements in respect of its originated and purchased mortgages. ICICI Bank Canada either retains substantially all the risk and rewards or retains control over these mortgages, hence these arrangements do not qualify for de-recognition accounting under their local accounting standards. It continues to recognise the mortgages securitised as "Loans and Advances" and the amounts received through securitisation are recognised as "Other borrowings".

16. Fixed assets and depreciation

Premises and other fixed assets are carried at cost less accumulated depreciation and impairment, if any. Cost includes freight, duties, taxes and incidental expenses related to the acquisition and installation of the asset. Depreciation is charged over the estimated useful life of a fixed asset on a straight-line basis. The useful life of fixed assets for domestic group companies is based on past experience and expectation of usage, which for some categories of fixed assets, is different from the useful life as prescribed in Schedule II of the Companies Act, 2013.

Assets purchased/sold during the period are depreciated on a pro-rata basis for the actual number of days the asset has been put to use.

In case of the Bank, items costing up to ₹ 5,000/- are depreciated fully over a period of 12 months from the date of purchase.

In case of revalued/impaired assets, depreciation is provided over the remaining useful life of the assets with reference to revised asset values.

17. Accounting for derivative contracts

The Group enters into derivative contracts such as foreign currency options, interest rate and currency swaps, credit default swaps and cross currency interest rate swaps.

The swap contracts entered to hedge on-balance sheet assets and liabilities are structured such that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is co-related with the movement of underlying assets and liabilities and accounted pursuant to the principles of hedge accounting. Hedge swaps are accounted for on an accrual basis and are not marked to market unless their underlying transaction is marked to market, except in the case of the Bank's United Kingdom and Canadian banking subsidiaries, where the hedging transactions and the hedged items (for the risks being hedged) are measured at fair value with changes recognised in the profit and loss account.

Foreign currency and rupee derivative contracts entered into for trading purposes are marked to market and the resulting gain or loss, (net of provisions, if any) is accounted for in the profit and loss account. Pursuant to RBI guidelines, any receivables under derivative contracts which remain overdue for more than 90 days and mark-to-market gains on other derivative contracts with the same counter-parties are reversed through the profit and loss account.

18. Impairment of assets

The immovable fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is treated as impaired when its carrying amount exceeds its recoverable amount. The impairment is recognised by debiting the profit and loss account and is measured as the amount by which the carrying amount of the impaired assets exceeds their recoverable value.

19. Lease transactions

Lease payments for assets taken on operating lease are recognised as an expense in the profit and loss account over the lease term on straight line basis.

20. Earnings per share

Basic and diluted earnings per share are computed in accordance with Accounting Standard 20 – Earnings per share.

Basic Earnings per share is calculated by dividing the net profit or loss after tax for the year attributable to equity shareholders by the weighted average number of equity shares outstanding during the year.

Diluted Earnings per share reflect the potential dilution that could occur if contracts to issue equity shares were exercised or converted during the year. Diluted earnings per equity share is computed using the weighted average number of equity shares and dilutive potential equity shares issued by the group outstanding during the year, except where the results are anti-dilutive.

Consolidated Financial Statements
Schedules
forming part of the Consolidated Accounts *(Contd.)*

SCHEDULE 18
NOTES FORMING PART OF THE ACCOUNTS

The following additional disclosures have been made taking into account the requirements of Accounting Standards (ASs), Reserve Bank of India (RBI) guidelines and Companies Act, 2013 in this regard.

1. Earnings per share

Basic and diluted earnings per equity share are computed in accordance with AS 20–Earnings per share. Basic earnings per equity share are computed by dividing net profit after tax by the weighted average number of equity shares outstanding during the year. The diluted earnings per equity share is computed using the weighted average number of equity shares and weighted average number of dilutive potential equity shares outstanding during the year.

The following table sets forth, for the periods indicated, the computation of earnings per share.

₹ in million, except per share data

	Year ended March 31, 2015	Year ended March 31, 2014
Basic		
Weighted average no. of equity shares outstanding	**5,785,726,485**	5,771,587,885
Net profit	**122,468.7**	110,413.7
Basic earnings per share (₹)	**21.17**	19.13
Diluted		
Weighted average no. of equity shares outstanding	**5,842,092,456**	5,794,468,950
Net profit	**122,340.2**	110,253.0
Diluted earnings per share (₹)	**20.94**	19.03
Nominal value per share (₹)	**2.00**	2.00

The dilutive impact is mainly due to options granted to employees by the Group.

The shareholders of the Bank have approved the sub-division of one equity share of ₹ 10 into five equity shares having a face value of ₹ 2 each through postal ballot on November 20, 2014. The record date for the sub-division was December 5, 2014. All shares and per share information in the financial results reflect the effect of sub-division for each of the periods presented.

2. Related party transactions

The Group has transactions with its related parties comprising associates/other related entities and key management personnel and their relatives.

Associates/other related entities

FINO PayTech Limited, I-Process Services (India) Private Limited, NIIT Institute of Finance Banking and Insurance Training Limited, Comm Trade Services Limited, ICICI Foundation for Inclusive Growth, ICICI Merchant Services Private Limited, India Infradebt Limited, India Advantage Fund-III, India Advantage Fund-IV and Catalyst Management Services Private Limited.

India Advantage Fund-III and India Advantage Fund-IV have been identified as related parties during the three months ended June 30, 2014 and September 30, 2014 respectively. Rainbow Fund and Mewar Aanchalik Gramin Bank have ceased to be related parties from the three months ended March 31, 2014 and June 30, 2014 respectively.

Key management personnel

Ms. Chanda Kochhar, Mr. N. S. Kannan, Mr. K. Ramkumar, Mr. Rajiv Sabharwal.

Relatives of key management personnel

Mr. Deepak Kochhar, Mr. Arjun Kochhar, Ms. Aarti Kochhar, Mr. Mahesh Advani, Ms. Rangarajan Kumudalakshmi, Ms. Aditi Kannan, Ms. Narayanan Sudha, Mr. Narayanan Raghunathan, Mr. Narayanan Rangarajan, Ms. Jaya Ramkumar, Mr. R. Shyam, Ms. R. Suchithra, Mr. K. Jayakumar, Mr. R. Krishnaswamy, Ms. J. Krishnaswamy, Ms. Pushpa Muralidharan, Ms. Sangeeta Sabharwal, Mr. Kartik Sabharwal, Mr. Sanjiv Sabharwal, Mr. Arnav Sabharwal.

The following were the significant transactions between the Group and its related parties for the year ended March 31, 2015. A specific related party transaction is disclosed as a material related party transaction wherever it exceeds 10% of all related party transactions in that category.

Insurance services

During the year ended March 31, 2015, the Group received insurance premium from associates/other related entities amounting to ₹ 34.4 million (March 31, 2014: ₹ 32.0 million), from key management personnel of the Bank amounting to ₹ 1.3 million (March 31, 2014: ₹ 1.3 million) and from relatives of key management personnel amounting to ₹ 1.3 million (March 31, 2014: ₹ 0.6 million). The material transactions for the year ended March 31, 2015 were with ICICI Foundation for Inclusive Growth amounting to ₹ 16.0 million (March 31, 2014: ₹ 4.2 million) and with FINO PayTech Limited amounting to ₹ 12.1 million (March 31, 2014: ₹ 23.7 million).

During the year ended March 31, 2015, the Group paid insurance claims to associates/other related entities amounting to ₹ 0.3 million (March 31, 2014: ₹ 0.5 million) and to relatives of key management personnel of the Bank amounting to ₹ 0.6 million (March 31, 2014: Nil). The material transactions for the year ended March 31, 2015 were with I-Process Services (India) Private Limited amounting to ₹ 0.3 million (March 31, 2014: ₹ 0.4 million) and with FINO PayTech Limited amounting to Nil (March 31, 2014: ₹ 0.1 million).

Fees, commission and other income

During the year ended March 31, 2015, the Group received fees from its associates/other related entities amounting to ₹ 30.7 million (March 31, 2014: ₹ 9.7 million), from key management personnel of the Bank amounting to ₹ 1.7 million (March 31, 2014: ₹ 0.0* million) and from relatives of key management personnel of the Bank amounting to ₹ 0.0* million (March 31, 2014: ₹ 0.1 million). The material transactions for the year ended March 31, 2015 were with India Advantage Fund - IV amounting to ₹ 12.5 million (March 31, 2014: N.A.), India Infradebt Limited amounting to ₹ 9.2 million (March 31, 2014: Nil), ICICI Merchant Services Private Limited amounting to ₹ 5.5 million (March 31, 2014: ₹ 8.2 million) and with NIIT Institute of Finance Banking and Insurance Training Limited amounting to ₹ 1.4 million (March 31, 2014: ₹ 1.5 million).

* *Insignificant amount*

Lease of premises, common corporate and facilities expenses

During the year ended March 31, 2015, the Group recovered from its associates/other related entities an amount of ₹ 80.4 million (March 31, 2014: ₹ 91.3 million) for lease of premises, common corporate and facilities expenses. The material transactions for the year ended March 31, 2015 were with ICICI Foundation for Inclusive Growth amounting to ₹ 52.0 million (March 31, 2014: ₹ 67.8 million) and with FINO PayTech Limited amounting to ₹ 22.9 million (March 31, 2014: ₹ 19.4 million).

Secondment of employees

During the year ended March 31, 2015, the Group recovered towards deputation of employees from its associates/other related entities an amount of ₹ 19.2 million (March 31, 2014: ₹ 6.6 million). The material transactions for the year ended March 31, 2015 were with ICICI Foundation for Inclusive Growth amounting to ₹ 12.1 million (March 31, 2014: Nil) and with I-Process Services (India) Private Limited amounting to ₹ 7.1 million (March 31, 2014: ₹ 6.6 million).

Brokerage, fees and other expenses

During the year ended March 31, 2015, the Group paid brokerage/fees and other expenses to its associates/other related entities amounting to ₹ 4,876.1 million (March 31, 2014: ₹ 3,585.2 million). The material transactions for the year ended March 31, 2015 were with I-Process Services (India) Private Limited amounting to ₹ 2,397.7 million (March 31, 2014: ₹ 1,664.2 million), ICICI Merchant Services Private Limited amounting to ₹ 2,216.0 million (March 31, 2014: ₹ 1,353.3 million) and with FINO PayTech Limited amounting to ₹ 209.2 million (March 31, 2014: ₹ 473.9 million).

Purchase of investments

During the year ended March 31, 2015, the Group invested in the units of India Advantage Fund-IV amounting to ₹ 1,970.4 million and in the units of India Advantage Fund-III amounting to ₹ 1,163.5 million.

During the year ended March 31, 2015, the Group invested in the non-convertible debentures (NCDs) issued by India Infradebt Limited amounting to ₹ 800.0 million (March 31, 2014: Nil). The material transactions for the year ended March 31, 2015 were with ICICI Securities Primary Dealership Limited amounting to ₹ 550.0 million (March 31, 2014: Nil) and with ICICI Prudential Life Insurance Company Limited amounting to ₹ 250.0 million (March 31, 2014: Nil).

Schedules

forming part of the Consolidated Accounts *(Contd.)*

Sale of investments

During the year ended March 31, 2014, the Group sold certain investments to Mewar Aanchalik Gramin Bank amounting to ₹ 147.8 million.

Redemption/buyback of investments

During the year ended March 31, 2015, the Group received ₹ 280.9 million (March 31, 2014: N.A.) from India Advantage Fund-III and ₹ 101.8 million (March 31, 2014: N.A.) from India Advantage Fund-IV on account of redemption of units and distribution of gain/loss on units.

Income on custodial services

During the year ended March 31, 2015, the Group recovered custodial charges from its associates/other related entities amounting to ₹ 1.1 million (March 31, 2014: Nil). The material transactions for the year ended March 31, 2015 were with India Advantage Fund-III amounting to ₹ 0.7 million (March 31, 2014: N.A.) and with India Advantage Fund-IV amounting to ₹ 0.4 million (March 31, 2014: N.A.).

Interest expenses

During the year ended March 31, 2015, the Group paid interest to its associates/other related entities amounting to ₹ 235.3 million (March 31, 2014: ₹ 345.0 million), to its key management personnel amounting to ₹ 6.2 million (March 31, 2014: ₹ 4.2 million) and to relatives of key management personnel amounting to ₹ 2.3 million (March 31, 2014: ₹ 1.7 million). The material transaction for the year ended March 31, 2015 was with India Infradebt Limited amounting to ₹ 232.0 million (March 31, 2014: ₹ 268.6 million). During the year ended March 31, 2014, the Bank paid interest to Mewar Aanchalik Gramin Bank amounting to ₹ 70.0 million.

Interest income

During the year ended March 31, 2015, the Group received interest from its associates/other related entities amounting to ₹ 71.3 million (March 31, 2014: ₹ 55.8 million), from its key management personnel amounting to ₹ 1.0 million (March 31, 2014: ₹ 0.9 million) and from relatives of key management personnel amounting to ₹ 1.5 million (March 31, 2014: ₹ 0.6 million). The material transactions for the year ended March 31, 2015 were with ICICI Merchant Services Private Limited amounting to ₹ 48.0 million (March 31, 2014: ₹ 48.0 million) and with India Infradebt Limited amounting to ₹ 23.1 million (March 31, 2014: Nil). During the year ended March 31, 2014, the Bank received interest from Mewar Aanchalik Gramin Bank amounting to ₹ 7.5 million.

Dividend paid

During the year ended March 31, 2015, the Bank paid dividend to its key management personnel amounting to ₹ 10.0 million (March 31, 2014: ₹ 8.1 million). The dividend paid during the year ended March 31, 2015 to Ms. Chanda Kochhar was ₹ 7.9 million (March 31, 2014: ₹ 6.6 million), to Mr. N. S. Kannan was ₹ 1.1 million (March 31, 2014: ₹ 1.5 million) and to Mr. Rajiv Sabharwal was ₹ 1.0 million (March 31, 2014: Nil).

Remuneration to whole-time directors

Remuneration paid to the whole-time directors of the Bank, excluding the perquisite value on account of employee stock options exercised, during the year ended March 31, 2015 was ₹ 164.5 million (March 31, 2014: ₹ 144.5 million). The remuneration paid for the year ended March 31, 2015 to Ms. Chanda Kochhar was ₹ 53.5 million (March 31, 2014: ₹ 47.7 million), to Mr. N. S. Kannan was ₹ 37.4 million (March 31, 2014: ₹ 32.4 million), to Mr. K. Ramkumar was ₹ 38.6 million (March 31, 2014: ₹ 34.5 million) and to Mr. Rajiv Sabharwal was ₹ 35.0 million (March 31, 2014: ₹ 29.9 million).

Sale of fixed assets

During the year ended March 31, 2015, the Bank sold certain fixed assets to India Infradebt Limited amounting to Nil (March 31, 2014: ₹ 2.7 million).

Donation

During the year ended March 31, 2015, the Group has given donation to ICICI Foundation for Inclusive Growth amounting to ₹ 707.3 million (March 31, 2014: ₹ 257.6 million).

Related party balances

The following table sets forth, for the periods indicated, the balance payable to/receivable from its associates/other related entities:

₹ in million

Items	At March 31, 2015	At March 31, 2014
Deposits with the Group	**2,033.9**	4,231.9
Advances	**1.2**	2.4
Investments of the Group in related parties	**5,683.3**	1,903.6
Investments of related parties in the Group	**-**	15.0
Payables	**653.4**	381.0
Receivables	**69.1**	-
Guarantees issued by the Group	**0.0***	0.1

* *Insignificant amount*

The following table sets forth, for the periods indicated, the balance payable to/receivable from key management personnel:

₹ in million, except per share data

Items	At March 31, 2015	At March 31, 2014
Deposits	**97.4**	51.0
Advances	**37.0**	28.0
Investments	**5.2**	4.2
Employee Stock Options Outstanding (Numbers)	**19,255,000**	18,800,000
Employee Stock Options Exercised[1]	**6.3**	0.4

1. *During the year ended March 31, 2015, 3,170,000 employee stock options were exercised by the key management personnel of the Bank (March 31, 2014: 187,500), which have been reported at face value.*

The following table sets forth, for the periods indicated, the balance payable to/receivable from relatives of key management personnel:

₹ in million

Items	At March 31, 2015	At March 31, 2014
Deposits	**42.3**	28.7
Advances	**15.0**	6.1

The following table sets forth, for the periods indicated, the maximum balance payable to/receivable from key management personnel:

₹ in million

Items	Year ended March 31, 2015	Year ended March 31, 2014
Deposits	**218.5**	83.2
Advances	**38.1**	30.7
Investments[1]	**5.2**	4.2

1. *Maximum balances are determined based on comparison of the total outstanding balances at each quarter end during the financial year.*

The following table sets forth, for the periods indicated, the maximum balance payable to/receivable from relatives of key management personnel:

₹ in million

Items	Year ended March 31, 2015	Year ended March 31, 2014
Deposits	**42.3**	30.1
Advances	**18.2**	8.3

3. **Employee Stock Option Scheme (ESOS)**

In terms of the ESOS, as amended, the maximum number of options granted to any eligible employee in a financial year shall not exceed 0.05% of the issued equity shares of the Bank at the time of grant of the options and aggregate of all such options granted to the eligible employees shall not exceed 10% of the aggregate number of the issued equity shares of the Bank on the date(s) of the grant of options. Under the stock option scheme, eligible employees are entitled to apply for equity shares. Options vest in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of the grants vesting in each year, commencing from the end of 12 months from the date of grant. Options granted in April, 2009 vest in a graded manner over a five-year period with 20%, 20%, 30% and 30% of grant vesting each year, commencing from the end of 24 months from the date of grant. Options granted in September, 2011 vest in a graded manner over a five-year period with 15%, 20%, 20% and 45% of grant vesting each year, commencing from the end of 24 months from the date of the grant. Options granted after April, 2014 vest in a graded manner over a three-year period with 30%, 30%, and 40% of the grant vesting in each year, commencing from the end of 12 months from the date of grant. Out of the total options granted, for a grant of 50,000, 50% of the options granted would vest on April 30, 2017 and the balance are scheduled to vest on April 30, 2018. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. The exercise price of Bank's options was the last closing price on the stock exchange, which recorded highest trading volume preceding the date of grant of options. Hence, there was no compensation cost based on intrinsic value of options.

In February 2011, the Bank granted 15,175,000 options to eligible employees and whole-time Directors of the Bank and certain of its subsidiaries at an exercise price of ₹ 193.40. Of these options granted, 50% vested on April 30, 2014 and the balance 50% would vest on April 30, 2015. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. Based on intrinsic value of options, compensation cost of ₹ 16.4 million was recognised during the year ended March 31, 2015 (March 31, 2014: ₹ 20.9 million).

If the Bank had used the fair value of options based on binomial tree model, compensation cost in the year ended March 31, 2015 would have been higher by ₹ 2,819.5 million and proforma profit after tax would have been ₹ 108.93 billion. On a proforma basis, the Bank's basic and diluted earnings per share would have been ₹ 18.83 and ₹ 18.65 respectively. The key assumptions used to estimate the fair value of options granted during the year ended March 31, 2015 are given below.

Risk-free interest rate	8.36% to 9.10%
Expected life	2.85 to 5.87 years
Expected volatility	31.55% to 47.57%
Expected dividend yield	1.43% to 1.77%

The weighted average fair value of options granted during the year ended March 31, 2015 is ₹ 90.09 (March 31, 2014: ₹ 118.59).

The following table sets forth, for the periods indicated, the summary of the status of the Bank's stock option plan.

₹ except number of options

Particulars	Stock options outstanding			
	Year ended March 31, 2015		Year ended March 31, 2014	
	Number of options	**Weighted average exercise price**	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	**140,521,765**	**183.74**	129,902,265	171.04
Add: Granted during the year	**32,375,500**	**259.96**	22,098,250	235.43
Less: Lapsed during the year, net of re-issuance	**1,382,765**	**235.40**	4,451,050	192.33
Less: Exercised during the year	**23,080,800**	**150.66**	7,027,700	106.11
Outstanding at the end of the year	**148,433,700**	**205.02**	140,521,765	183.74
Options Exercisable	**75,938,800**	**180.80**	73,041,715	166.70

The following table sets forth, the summary of stock options outstanding at March 31, 2015.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (number of years)
60-99	4,771,000	80.81	2.41
100-199	74,346,685	177.35	4.41
200-299	69,291,015	243.22	8.06
300-399	25,000	321.17	9.59

The following table sets forth, the summary of stock options outstanding at March 31, 2014.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (number of years)
60-99	10,216,665	77.64	2.81
100-199	90,398,800	175.81	5.26
200-299	39,906,300	228.84	8.15
300-399	–	–	–

The options were exercised regularly throughout the period and weighted average share price as per NSE price volume data during the year ended March 31, 2015 was ₹ 311.74 (March 31, 2014: ₹ 209.32).

ICICI Life:

ICICI Prudential Life Insurance Company has formulated ESOS for their employees.

There is no compensation cost for the year ended March 31, 2015 based on the intrinsic value of options. If the entity had used the fair value approach for accounting of options, based on the binomial tree model, compensation cost for the year ended March 31, 2015 would have been higher by ₹ 22.2 million (March 31, 2014: Nil). During the year ended March 31, 2015, the maximum terms of options were extended by an additional period of three years for certain options. The incremental compensation cost and charge to profit and loss account for the year ended March 31, 2015 would have been higher by ₹ 22.2 million had ICICI Life followed the fair valuation method for accounting for such options.

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Prudential Life Insurance Company.

₹ except number of options

Particulars	Stock options outstanding			
	Year ended March 31, 2015		Year ended March 31, 2014	
	Number of options	**Weighted average exercise price**	Number of shares	Weighted average exercise price
Outstanding at the beginning of the year	**10,201,948**	**200.10**	12,620,354	210.60
Add: Granted during the year	–	–	–	–
Less: Forfeited/lapsed during the year	**588,000**	**324.93**	2,087,905	264.45
Less : Exercised during the year	**2,556,531**	**82.10**	330,501	69.30
Outstanding at the end of the year	**7,057,417**	**232.45**	10,201,948	200.10
Options Exercisable	**7,057,417**	**232.45**	10,201,948	200.10

The following table sets forth, summary of stock options outstanding of ICICI Prudential Life Insurance Company at March 31, 2015.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (number of years)
30-400	7,057,417	232.45	4

ICICI General:

ICICI Lombard General Insurance Company has formulated ESOS for their employees. There is no compensation cost for the year ended March 31, 2015 based on the intrinsic value of options. If the entity had used the fair value approach for accounting of options, based on the binomial tree model, compensation cost for the year ended March 31, 2015 would have been higher by ₹ 4.5 million (March 31, 2014: ₹ 20.6 million). During the year ended March 31, 2015, the maximum term of options were extended by an additional period of 3 years for certain options. The incremental compensation cost and charge to profit and loss account for the year ended March 31, 2015 would have been higher by ₹ 12.4 million had ICICI General followed the fair valuation method for accounting for such options.

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Lombard General Insurance Company.

₹ except number of options

Particulars	Stock options outstanding			
	Year ended March 31, 2015		Year ended March 31, 2014	
	Number of options	**Weighted average exercise price**	Number of shares	Weighted average exercise price
Outstanding at the beginning of the year	**9,844,494**	**105.39**	11,097,924	100.35
Add: Granted during the year	**–**	**–**	–	–
Less: Forfeited/ lapsed during the year	**254,516**	**116.10**	318,750	111.71
Less : Exercised during the year	**1,468,516**	**81.82**	934,680	43.40
Outstanding at the end of the year	**8,121,462**	**109.32**	9,844,494	105.39
Options exercisable	**8,121,462**	**109.32**	9,153,684	105.26

The following table sets forth, summary of stock options outstanding of ICICI Lombard General Insurance Company at March 31, 2015.

Range of exercise price (₹ per share)	Number of shares arising out of options	Weighted average exercise price (₹ per share)	Weighted average remaining contractual life (number of years)
35 to 200	8,121,462	109.32	4.28

If the Group had used the fair value of options based on the binomial tree model, the compensation cost for the year ended March 31, 2015 would have been higher by ₹ 2,761.1 million (March 31, 2014: ₹ 2,273.0 million) and the proforma consolidated profit after tax would have been ₹ 119.71 billion (March 31, 2014: ₹ 108.14 billion). On a proforma basis, the Group's basic earnings per share would have been ₹ 20.69 (March 31, 2014: ₹ 18.74) and diluted earnings per share would have been ₹ 20.47 (March 31, 2014: ₹ 18.64).

4. Fixed assets

The following table sets forth, for the periods indicated, the movement in software acquired by the Group, as included in fixed assets.

₹ in million

Particulars	**At March 31, 2015**	At March 31, 2014
At cost at March 31 of preceding year	**13,525.0**	12,102.3
Additions during the year	**2,439.1**	1,533.2
Deductions during the year	**(229.0)**	(110.5)
Depreciation to date	**(11,876.8)**	(10,213.9)
Net block	**3,858.3**	**3,311.1**

5. Assets on lease

Assets taken under operating lease

The following table sets forth, for the periods indicated, the details of future rentals payable on operating leases.

₹ in million

Particulars	At March 31, 2015	At March 31, 2014
Not later than one year	**561.2**	666.6
Later than one year and not later than five years	**562.9**	1,260.0
Later than five years	**103.1**	115.5
Total	**1,227.2**	**2,042.1**

The terms of renewal are those normally prevalent in similar agreements and there are no undue restrictions in the agreements.

6. Preference shares

Certain government securities amounting to ₹ 3,088.6 million at March 31, 2015 (March 31, 2014: ₹ 2,970.9 million) have been earmarked against redemption of preference shares issued by the Bank, which fall due for redemption on April 20, 2018, as per the original terms of the issue.

7. Provisions and contingencies

The following table sets forth, for the periods indicated, the break-up of provisions and contingencies included in profit and loss account.

₹ in million

Particulars	Year ended March 31, 2015	Year ended March 31, 2014
Provision for depreciation of investments	**4,128.9**	1,628.8
Provision towards non-performing and other assets	**36,307.6**	24,818.3
Provision towards income tax		
- Current	**56,758.0**	43,158.7
- Deferred	**(2,841.8)**	2,885.3
Provision towards wealth tax	**51.1**	51.1
Other provisions and contingencies[1]	**4,926.9**	2,555.5
Total provisions and contingencies	**99,330.7**	**75,097.7**

1. Includes provision made towards standard assets amounting to ₹ 3,927.6 million (March 31, 2014: ₹ 1,592.0 million)

The Bank has assessed its obligations arising in the normal course of business, including pending litigations, proceedings pending with tax authorities and other contracts including derivative and long term contracts. In accordance with the provisions of Accounting Standard - 29 on 'Provisions, Contingent Liabilities and Contingent Assets', the Bank recognises a provision for material foreseeable losses when it has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. In cases where the available information indicates that the loss on the contingency is reasonably possible but the amount of loss cannot be reasonably estimated, a disclosure to this effect is made as contingent liabilities in the financial statements. The Bank does not expect the outcome of these proceedings to have a materially adverse effect on its financial results. For insurance contracts booked in its life insurance subsidiary, reliance has been placed on the Appointed Actuary for actuarial valuation of liabilities for policies in force. The Appointed Actuary has confirmed that the assumptions used in valuation of liabilities for policies in force are in accordance with the guidelines and norms issued by the Insurance Regulatory and Development Authority ("IRDA") and the Institute of Actuaries of India in concurrence with the IRDA.

8. Staff retirement benefits

Pension

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for pension benefits.

₹ in million

Particulars	Year ended March 31, 2015	Year ended March 31, 2014
Opening obligations	**10,209.9**	**10,392.5**
Service cost	**217.8**	240.3
Interest cost	**943.5**	833.7
Actuarial (gain)/loss	**3,174.7**	998.5
Liabilities extinguished on settlement	**(1,381.1)**	(2,012.8)
Benefits paid	**(164.9)**	(242.3)
Obligations at the end of year	**12,999.9**	**10,209.9**
Opening plan assets, at fair value	**9,018.8**	**9,526.8**
Expected return on plan assets	**743.3**	772.0
Actuarial gain/(loss)	**104.7**	(29.1)
Assets distributed on settlement	**(1,534.6)**	(2,236.5)
Contributions	**1,936.1**	1,227.9
Benefits paid	**(164.9)**	(242.3)
Closing plan assets, at fair value	**10,103.4**	**9,018.8**
Fair value of plan assets at the end of the year	**10,103.4**	9,018.8
Present value of the defined benefit obligations at the end of the year	**(12,999.9)**	(10,209.9)
Amount not recognised as an asset (limit in Para 59(b) of AS 15 on 'employee benefits')	**–**	–
Asset/(liability)	**(2,896.5)**	**(1,191.1)**
Cost for the year		
Service cost	**217.8**	240.3
Interest cost	**943.5**	833.7
Expected return on plan assets	**(743.3)**	(772.0)
Actuarial (gain)/loss	**3,070.0**	1,027.6
Curtailments & settlements (gain)/loss	**153.5**	223.7
Effect of the limit in para 59(b) of AS 15 on 'employee benefits'	**–**	–
Net cost	**3,641.5**	**1,553.3**
Actual return on plan assets	**848.1**	742.9
Expected employer's contribution next year	**3,000.0**	1,000.0
Investment details of plan assets		
Insurer Managed Funds[1]	**84.51%**	80.86%
Government of India securities	**7.12%**	7.50%
Corporate Bonds	**8.12%**	9.00%
Others	**0.25%**	2.64%
Assumptions		
Interest rate	**8.00%**	9.25%
Salary escalation rate:		
On Basic Pay	**1.50%**	1.50%
On Dearness Relief	**7.00%**	7.00%
Estimated rate of return on plan assets	**8.00%**	8.00%

1. Majority of the funds are invested in Government of India securities and corporate bonds.

Estimated rate of return on plan assets is based on our expectation of the average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment

₹ in million

Particulars	**Year ended March 31, 2015**	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011
Plan assets	**10,103.4**	9,018.8	9,526.8	9,379.5	8,467.4
Defined benefit obligations	**(12,999.9)**	(10,209.9)	(10,392.5)	(9,602.7)	(8,842.9)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on 'employee benefits')	**-**	-	-	-	-
Surplus/(deficit)	**(2,896.5)**	(1,191.1)	(865.7)	(223.2)	(375.5)
Experience adjustment on plan assets	**104.7**	(29.1)	102.3	51.7	69.1
Experience adjustment on plan liabilities	**1,271.2**	2,549.6	1,525.2	2,692.3	689.7

Gratuity

The following table sets forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for gratuity benefits of the Group.

₹ in million

Particulars	**Year ended March 31, 2015**	Year ended March 31, 2014
Defined benefit obligation liability		
Opening obligations	**7,252.6**	6,887.3
Add: Adjustment for exchange fluctuation on opening obligation	**3.1**	**5.8**
Adjusted opening obligations	**7,255.7**	**6,893.1**
Service cost	**716.1**	649.0
Interest cost	**662.8**	557.3
Actuarial (gain)/loss	**643.5**	(93.5)
Past service cost	**-**	-
Obligations transferred from/to other companies	**(15.6)**	(2.0)
Benefits paid	**(792.3)**	(751.3)
Obligations at the end of year	**8,470.2**	**7,252.6**
Opening plan assets, at fair value	**6,744.3**	**6,394.9**
Expected return on plan assets	**518.6**	493.3
Actuarial gain/(loss)	**699.4**	(8.4)
Contributions	**708.3**	617.8
Assets transfer from/to other companies	**(15.6)**	(2.0)
Benefits paid	**(792.3)**	(751.3)
Closing plan assets, at fair value	**7,862.7**	**6,744.3**
Fair value of plan assets at the end of the year	**7,862.7**	6,744.3
Present value of the defined benefit obligations at the end of the year	**(8,470.2)**	(7,252.6)
Unrecognised past service cost	**-**	-
Amount not recognised as an asset (limit in para 59(b) of AS 15 on 'employee benefits')	**-**	(0.1)
Asset/(liability)	**(607.5)**	**(508.4)**
Cost for the year		
Service cost	**716.1**	649.0
Interest cost	**662.8**	557.3

Schedules

forming part of the Consolidated Accounts *(Contd.)*

₹ in million

Particulars	Year ended March 31, 2015	Year ended March 31, 2014
Expected return on plan assets	**(518.6)**	(493.3)
Actuarial (gain)/loss	**(55.9)**	(85.1)
Past service cost	**–**	–
Losses/(gains) on "Acquisition/Divestiture"	**–**	–
Exchange fluctuation loss/(gain)	**3.1**	5.8
Effect of the limit in para 59(b) of AS 15 on 'employee benefits'	**(0.1)**	(0.5)
Net cost	**807.4**	**633.2**
Actual return on plan assets	**1,218.0**	484.5
Expected employer's contribution next year	**755.2**	732.7
Investment details of plan assets		
Insurer managed funds	**23.68%**	23.07%
Government of India securities	**33.67%**	14.23%
Corporate bonds	**15.35%**	25.77%
Special Deposit schemes	**3.70%**	4.32%
Equity	**10.71%**	10.66%
Others	**12.89%**	21.95%
Assumptions		
Interest rate	**7.80%-8.05%**	8.70%-9.33%
Salary escalation rate	**5.00%-10.00%**	5.00%-10.00%
Estimated rate of return on plan assets	**7.50%-8.50%**	7.50%-8.00%

Estimated rate of return on plan assets is based on the expectation of the average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011
Plan assets	**7,862.7**	6,744.3	6,394.9	5,724.3	5,855.8
Defined benefit obligations	**(8,470.2)**	(7,252.6)	(6,887.3)	(6,257.9)	(5,943.4)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on 'employee benefits')	**–**	(0.1)	(0.5)	–	–
Surplus/(deficit)	**(607.5)**	(508.4)	(492.9)	(533.6)	(87.7)
Experience adjustment on plan assets	**699.4**	(8.4)	51.0	23.1	(90.5)
Experience adjustment on plan liabilities	**70.6**	308.7	216.0	119.4	(72.8)

The estimates of future salary increases, considered in actuarial valuation, take into consideration inflation, seniority, promotion and other relevant factors.

Provident Fund (PF)

As there is no liability towards interest rate guarantee on exempt provident fund on the basis of actuarial valuation, the Group has not made any provision for the year ended March 31, 2015 (March 31, 2014: ₹ 3.5 million).

₹ in million

Particulars	Year ended March 31, 2015	Year ended March 31, 2014
Opening obligations	**18,356.2**	16,136.8
Service cost	**1,046.1**	1,126.5
Interest cost	**1,615.3**	1,284.7
Actuarial (gain)/loss	**325.7**	(9.9)
Employees contribution	**2,058.2**	1,923.9
Obligations transferred from/to other companies	**71.6**	32.8
Benefits paid	**(2,789.4)**	(2,138.6)
Obligations at end of the year	**20,683.7**	**18,356.2**
Opening plan assets	**18,352.7**	**16,136.8**
Expected return on plan assets	**1,597.5**	1,407.6
Actuarial gain/(loss)	**347.0**	(136.3)
Employer contributions	**1,046.1**	1,126.5
Employees contributions	**2,058.2**	1,923.9
Assets transfer from/to other companies	**71.6**	32.8
Benefits paid	**(2,789.4)**	(2,138.6)
Closing plan assets	**20,683.7**	**18,352.7**
Plan assets at the end of the year	**20,683.7**	18,352.7
Present value of the defined benefit obligations at the end of the year	**(20,683.7)**	(18,356.2)
Asset/(liability)	**-**	**(3.5)**
Cost for the year		
Service cost	**1,046.1**	1,126.5
Interest cost	**1,615.3**	1,284.7
Expected return on plan assets	**(1,597.5)**	(1,407.6)
Actuarial (gain)/loss	**(21.3)**	126.4
Net cost	**1,042.6**	**1,130.0**
Actual return on plan assets	**1,944.5**	1,271.3
Expected employer's contribution next year	**1,117.1**	1,201.6
Investment details of plan assets		
Government of India securities	**40.52%**	39.76%
Corporate Bonds	**53.06%**	51.21%
Special deposit scheme	**2.59%**	2.91%
Others	**3.83%**	6.12%
Assumptions		
Discount rate	**7.80%-7.95%**	8.70%-9.30%
Expected rate of return on assets	**8.12%-9.00%**	8.25%-9.04%
Discount rate for the remaining term to maturity of investments	**7.80%-7.97%**	8.92%-9.12%
Average historic yield on the investment	**8.19%-9.00%**	8.25%-8.90%
Guaranteed rate of return	**8.75%**	8.75%

Experience adjustment

₹ in million

Particulars	Year ended March 31, 2015	Year ended March 31, 2014
Plan assets	**20,683.7**	18,352.7
Defined benefit obligations	**(20,683.7)**	(18,356.2)
Amount not recognised as an asset (limit in para 59(b) AS 15 on 'employee benefits')	**–**	–
Surplus/(deficit)	**–**	(3.5)
Experience adjustment on plan assets	**347.0**	(136.3)
Experience adjustment on plan liabilities	**325.7**	(9.9)

The Group has contributed ₹ 2,030.3 million to provident fund including Government of India managed employees provident fund for the year ended March 31, 2015 (March 31, 2014: ₹ 1,925.7 million), which includes compulsory contribution made towards employee pension scheme under Employees Provident Fund and Miscellaneous Provisions Act, 1952.

9. Provision for income tax

The provision for income tax (including deferred tax) for the year ended March 31, 2015 amounted to ₹ 53,916.2 million (March 31, 2014: ₹ 46,044.0 million).

The Group has a comprehensive system of maintenance of information and documents required by transfer pricing legislation under sections 92-92F of the Income Tax Act, 1961. The management is of the opinion that all international transactions are at arm's length so that the above legislation will not have material impact on the financial statements.

10. Deferred tax

At March 31, 2015, the Group has recorded net deferred tax asset of ₹ 16,134.8 million (March 31, 2014: ₹ 9,297.8 million), which has been included in other assets.

The following table sets forth, for the periods indicated, the break-up of deferred tax assets and liabilities into major items.

₹ in million

Particulars	At March 31, 2015	At March 31, 2014
Deferred tax asset		
Provision for bad and doubtful debts	**39,199.1**	28,595.5
Capital loss	**50.5**	49.6
Others	**4,463.4**	3,167.5
Total deferred tax asset	**43,713.0**	**31,812.6**
Deferred tax liability		
Special reserve deduction[1]	**22,057.3**	17,234.9
Depreciation on fixed assets	**5,359.9**	5,242.4
Others	**161.0**	37.5
Total deferred tax liability	**27,578.2**	**22,514.8**
Total net deferred tax asset/(liability)	**16,134.8**	**9,297.8**

1. *ICICI Home Finance creates Special Reserve through appropriation of profits, in order to avail tax deduction as per Section 36(1)(viii) of the Income Tax Act, 1961. The National Housing Bank (NHB), through its circular dated May 27, 2014, advised the housing finance companies to create a DTL on the amount outstanding in Special Reserve, as a matter of prudence. In accordance with these NHB guidelines, during the year ended March 31, 2015, ICICI Home Finance has created a DTL of ₹ 703.9 million on Special Reserve outstanding at March 31, 2014, by reducing the reserves. Further, DTL of ₹ 80.4 million has been created for the year ended March 31, 2015 on the amount transferred to Special Reserve (March 31, 2014: Nil).*
2. *Deferred tax asset/(liability) pertaining to foreign branches/subsidiaries are included in respective categories.*

11. Information about business and geographical segments

A. Business segments for the year ended March 31, 2015

The business segments of the Group have been presented as follows:

1. **Retail banking** includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document "International Convergence of Capital Measurement and Capital Standards: A Revised Framework".

2. **Wholesale banking** includes all advances of the Bank to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.

3. **Treasury** includes the entire investment and derivative portfolio of the Bank, ICICI Eco-net Internet and Technology Fund (upto December 31, 2013), ICICI Equity Fund, ICICI Emerging Sectors Fund (upto December 31, 2013), ICICI Strategic Investments Fund and ICICI Venture Value Fund (upto September 30, 2013).

4. **Other banking** includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank's banking subsidiaries i.e. ICICI Bank UK PLC, ICICI Bank Canada and ICICI Bank Eurasia LLC (upto December 31, 2014).

5. **Life insurance** represents results of ICICI Prudential Life Insurance Company Limited.

6. **General insurance** represents results of ICICI Lombard General Insurance Company Limited.

7. **Others** includes ICICI Home Finance Company Limited, ICICI Venture Funds Management Company Limited, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited, TCW/ ICICI Investment Partners Limited (upto June 30, 2013), ICICI Kinfra Limited (upto September 30, 2014), I-Ven Biotech Limited and ICICI Prudential Pension Funds Management Company Limited.

Income, expenses, assets and liabilities are either specifically identified with individual segments or are allocated to segments on a systematic basis.

The liabilities of the Bank are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirements.

The transfer pricing mechanism of the Bank is periodically reviewed. The segment results are determined based on the transfer pricing mechanism prevailing for the respective reporting periods.

The results of reported segments for the year ended March 31, 2015 are not comparable with that of reported segments for the year ended March 31, 2014 to the extent new entities have been consolidated and entities that have been discontinued from consolidation.

The following table sets forth, the business segment results for the year ended March 31, 2015.

₹ in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter-segment adjustments	Total
1	Revenue	329,911.8	335,025.1	439,668.1	38,097.1	191,367.3	58,804.9	44,731.1	(535,443.1)	**902,162.3**
2	**Segment results**	**27,242.8**	**62,240.7**	**64,687.0**	**6,672.2**	**16,343.2**	**6,907.2**	**14,634.7**	**(15,337.5)**	**183,390.3**
3	Unallocated expenses									**–**
4	Operating profit (2) – (3)									**183,390.3**
5	Income tax expenses (net)/ (net deferred tax credit)									**53,967.3**
6	**Net profit[1] (4) – (5)**									**129,423.0**
	Other information									
7	Segment assets	1,297,275.5	2,612,211.8	2,379,582.6	675,480.1	1,011,969.1	133,360.9	253,632.5	(156,450.2)	**8,207,062.3**
8	Unallocated assets[2]									**53,729.4**
9	**Total Assets (7) + (8)**									**8,260,791.7**
10	Segment liabilities	2,661,620.1	1,038,243.2	2,656,404.7[3]	655,289.4[3]	1,013,545.8[3]	136,564.2[3]	255,574.5[3]	(156,450.2)	**8,260,791.7**
11	Unallocated liabilities									**–**
12	**Total Liabilities (10) + (11)**									**8,260,791.7**
13	Capital expenditure	6,109.1	1,110.3	16.4	146.8	2,230.0	2,014.1	356.7	–	**11,983.4**
14	Depreciation	5,111.4	1,073.5	12.8	519.5	396.1	536.7	348.6	(16.4)	**7,982.2**

1. *Includes share of net profit of minority shareholders.*
2. *Includes tax paid in advance/tax deducted at source (net), deferred tax asset (net).*
3. *Includes share capital and reserves and surplus.*

The following table sets forth, the business segment results for the year ended March 31, 2014.

₹ in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter-segment adjustments	Total
1	Revenue	274,116.0	324,024.8	392,902.4	32,231.1	159,902.0	57,122.0	33,494.9	(478,154.7)	**795,638.5**
2	**Segment results**	**18,295.2**	**65,886.3**	**52,565.0**	**9,031.5**	**15,292.4**	**5,202.4**	**9,784.2**	**(13,190.7)**	**162,866.3**
3	Unallocated expenses									-
4	Operating profit (2) – (3)									**162,866.3**
5	Income tax expenses (net)/ (net deferred tax credit)									**46,095.1**
6	**Net profit[1] (4) – (5)**									**116,771.2**
	Other information									
7	Segment assets	991,908.9	2,426,741.3	2,370,923.6	681,783.0	815,256.1	131,928.9	201,135.0	(196,843.6)	**7,422,833.2**
8	Unallocated assets[2]									**54,790.7**
9	**Total assets (7) + (8)**									**7,477,623.9**
10	Segment liabilities	2,388,971.3	1,048,445.5	2,408,594.4[3]	672,409.6[3]	816,826.0[3]	135,456.3[3]	203,764.4[3]	(196,843.6)	**7,477,623.9**
11	Unallocated liabilities									–
12	**Total liabilities (10) + (11)**									**7,477,623.9**
13	Capital expenditure	5,765.3	628.6	18.8	190.5	804.7	347.5	299.9	–	**8,055.3**
14	Depreciation	4,357.2	1,044.3	12.5	488.5	468.4	496.9	350.7	(25.8)	**7,192.7**



1. *Includes share of net profit of minority shareholders.*
2. *Includes tax paid in advance/tax deducted at source (net), deferred tax asset (net).*
3. *Includes share capital and reserves and surplus.*

Schedules

forming part of the Consolidated Accounts *(Contd.)*

B. Geographical segments

The Group has reported its operations under the following geographical segments.

- Domestic operations comprise branches and subsidiaries/joint ventures in India.
- Foreign operations comprise branches and subsidiaries/joint ventures outside India and offshore banking unit in India.

The Group conducts transactions with its customers on a global basis in accordance with their business requirements, which may span across various geographies.

The following tables set forth, for the periods indicated, the geographical segment results.

₹ in million

Revenue	**Year ended March 31, 2015**	Year ended March 31, 2014
Domestic operations	**826,474.0**	717,476.4
Foreign operations	**75,688.3**	78,162.1
Total	**902,162.3**	**795,638.5**

₹ in million

Assets	**At March 31, 2015**	At March 31, 2014
Domestic operations	**6,504,549.2**	5,868,764.9
Foreign operations	**1,702,513.1**	1,554,068.3
Total	**8,207,062.3**	**7,422,833.2**

Note: Segment assets do not include tax paid in advance/tax deducted at source (net) and deferred tax asset (net).

The following table sets forth, for the periods indicated, capital expenditure and depreciation thereon for the geographical segments.

₹ in million

	Capital expenditure incurred during the		Depreciation provided during the	
	Year ended March 31, 2015	Year ended March 31, 2014	**Year ended March 31, 2015**	Year ended March 31, 2014
Domestic operations	**11,804.5**	7,809.5	**7,803.8**	6,999.3
Foreign operations	**178.9**	245.8	**178.4**	193.4
Total	**11,983.4**	**8,055.3**	**7,982.2**	**7,192.7**

12. Penalties/fines imposed by banking regulatory bodies

The penalty imposed by RBI and other banking regulatory bodies during the year ended March 31, 2015 was ₹ 10.4 million (March 31, 2014: ₹ 10.0 million).

On December 17, 2014, RBI imposed a penalty of ₹ 5.0 million on the Bank in exercise of powers vested with it under the provisions of Section 47A(1)(c) read with Section 46(4)(i) of the Banking Regulation Act, 1949 for charges of non-compliance with the directions/guidelines issued by RBI in connection with Know Your Customer (KYC)/Anti Money Laundering (AML). The Bank has paid the penalty to RBI.

On July 25, 2014, RBI imposed a penalty of ₹ 4.0 million on the Bank, in exercise of the powers vested with it under the provisions of Section 47A (1) of the Banking Regulation Act, 1949 with respect to facilities extended to a corporate borrower by the Bank. The Bank has paid the penalty to RBI.

A penalty of ₹ 1.4 million was imposed on the Bank in February 2015 by the Financial Intelligence Unit, India (FIU-IND). The Bank has filed an appeal against the penalty, which was imposed for failure in reporting of the attempted suspicious transactions.

13. Additional information to consolidated accounts

Additional information to consolidated accounts at March 31, 2015 (Pursuant to Schedule III of the Companies Act, 2013)

₹ in million

Name of the entity	Net assets[1]		Share in profit or loss	
	% of total net assets	Amount	% of total net profit	Amount
Parent				
ICICI Bank Limited	95.0%	804,293.3	91.3%	111,753.5
Subsidiaries				
Indian				
ICICI Securities Primary Dealership Limited	1.0%	8,106.3	1.8%	2,173.7
ICICI Securities Limited	0.4%	3,521.3	2.0%	2,439.6
ICICI Home Finance Company Limited	1.8%	14,916.6	1.6%	1,975.8
ICICI Trusteeship Services Limited	0.0%	4.8	0.0%	0.3
ICICI Investment Management Company Limited	0.0%	134.1	(0.0%)	(20.3)
ICICI Venture Funds Management Company Limited	0.3%	2,187.6	0.0%	8.6
ICICI Prudential Life Insurance Company Limited	6.4%	54,404.7	13.3%	16,342.9
ICICI Lombard General Insurance Company Limited	3.8%	31,792.8	4.4%	5,356.1
ICICI Prudential Trust Limited	0.0%	12.4	0.0%	2.2
ICICI Prudential Asset Management Company Limited	0.5%	4,390.3	2.0%	2,468.2
ICICI Prudential Pension Funds Management Company Limited	0.0%	258.7	0.0%	1.0
Foreign				
ICICI Bank UK PLC	4.0%	34,089.3	0.9%	1,121.1
ICICI Bank Canada	4.6%	38,698.5	1.5%	1,815.3
ICICI International Limited	0.0%	93.0	(0.0%)	(7.9)
ICICI Securities Holdings Inc.	0.1%	603.3	(0.0%)	(0.7)
ICICI Securities Inc.	0.0%	94.5	0.0%	20.6
Other consolidated entities				
Indian				
ICICI Equity Fund	0.0%	390.7	(0.0%)	(5.7)
I-Ven Biotech Limited	0.0%	267.1	0.0%	11.7
ICICI Strategic Investments Fund	0.1%	551.4	(0.4%)	(477.7)
Foreign				
NIL	–	–	–	–
Minority interests	**(3.0%)**	**(25,058.1)**	**(5.7%)**	**(6,954.3)**
Associates				
Indian				
Fino PayTech Limited	–	–	0.0%	17.2
I-Process Services (India) Private Limited	–	–	(0.0%)	(2.0)
NIIT Institute of Finance Banking and Insurance Training Limited	–	–	(0.0%)	(11.5)
ICICI Merchant Services Private Limited	–	–	–	–
India Infradebt Limited	–	–	0.1%	67.5
India Advantage Fund - III	–	–	0.1%	135.4
India Advantage Fund - IV	–	–	0.0%	26.4
Foreign				
NIL	–	–	–	–
Joint Ventures				
NIL	–	–	–	–
Inter-company adjustments	**(15.0%)**	**(126,707.2)**	**(12.9%)**	**(15,788.3)**
Total	**100.0%**	**847,045.4**	**100.0%**	**122,468.7**

1. *Total assets minus total liabilities.*

Consolidated Financial Statements
Schedules
forming part of the Consolidated Accounts *(Contd.)*

14. Provision on Funded Interest Term Loan

In 2008, RBI issued guidelines on debt restructuring, which also covered the treatment of funded interest in cases of debt restructuring, that is, instances where interest for a certain period is funded by a Funded Interest Term Loan (FITL) which is then repaid based on a contracted maturity schedule. In line with these guidelines, the Bank has been providing fully for any interest income which is funded through a FITL for cases restructured subsequent to the issuance of the guideline. However, RBI has now required similar treatment of outstanding FITL pertaining to cases restructured prior to the 2008 guidelines which have not yet been repaid. In view of the above, and since this item relates to prior years, the Bank has with the approval of the RBI debited its reserves by ₹ 9,291.6 million to fully provide outstanding FITLs pertaining to restructurings prior to the issuance of the guideline in the quarter ended March 31, 2015 as against over three quarters permitted by RBI. These FITLs relate to pre-2008 restructurings where the borrowers have since been upgraded, and this impact would get reversed as FITLs are repaid as per their contractual maturities.

15. Additional disclosure

Additional statutory information disclosed in the separate financial statements of the Bank and subsidiaries having no material bearing on the true and fair view of the consolidated financial statements and the information pertaining to the items which are not material have not been disclosed in the consolidated financial statements.

16. Comparative figures

Figures of the previous year have been re-grouped to conform to the current year presentation.

The financial statements for the year ended March 31, 2015 have been audited by the statutory auditors, B S R & Co. LLP, Chartered Accountants. The financial statements for the year ended March 31, 2014 had been audited by another firm of chartered accountants.

Signatures to Schedules 1 to 18

As per our Report of even date.

For **B S R & Co. LLP**
Chartered Accountants
ICAI Firm Registration no.: 101248W/W-100022

Venkataramanan Vishwanath
Partner
Membership no.: 113156

Place : Mumbai
Date : April 27, 2015

For and on behalf of the Board of Directors

K. V. Kamath Chairman	**Homi Khusrokhan** Director	**Chanda Kochhar** Managing Director & CEO
N. S. Kannan Executive Director	**K. Ramkumar** Executive Director	**Rajiv Sabharwal** Executive Director
P. Sanker Senior General Manager (Legal) & Company Secretary	**Rakesh Jha** Chief Financial Officer	**Ajay Mittal** Chief Accountant

STATEMENT CONTAINING SALIENT FEATURES OF THE FINANCIAL STATEMENTS OF SUBSIDIARIES, ASSOCIATE COMPANIES AND JOINT VENTURES

Part "A": Subsidiaries

₹ in million

Particulars	ICICI Securities Primary Dealership Limited	ICICI Securities Limited	ICICI Securities Holdings Inc.[1]	ICICI Securities Inc.[1]	ICICI Home Finance Company Limited	ICICI Trusteeship Services Limited	ICICI Investment Management Company Limited	ICICI Venture Funds Management Company Limited	ICICI Prudential Life Insurance Company Limited	ICICI Lombard General Insurance Company Limited	ICICI International Limited[2]	ICICI Bank UK PLC[2]	ICICI Bank Canada[3,4,5]	ICICI Prudential Trust Limited	ICICI Prudential Asset Management Company Limited	ICICI Prudential Pension Funds Management Company Limited[1]
Paid-up share capital[8]	1,563.4	1,610.7	728.2	571.7	10,987.5	0.5	100.0	10.0	14,317.2	4,465.9	56.3	26,256.0	46,652.7	1.0	176.5	270.0
Reserves & Surplus	6,542.9	1,910.6	(124.9)	(477.2)	3,929.1	4.3	34.1	2,177.9	38,349.4	27,326.8	36.8	7,833.3	5,637.4	11.4	4,213.8	(11.3)
Total assets	146,881.0	13,611.4	603.6	171.3	82,991.3	4.9	151.1	5,140.5	1,012,157.8	136,563.9	94.9	258,112.8	306,984.1	15.0	7,283.3	265.1
Total liabilities (excluding capital and reserves)	138,774.6	10,090.1	0.3	76.8	68,074.7	0.1	17.0	2,952.6	959,491.2	104,771.2	1.9	224,023.5	254,694.0	2.6	2,893.0	6.4
Investments (including investment in subsidiaries)[6]	128,980.7	473.0	571.7	Nil	1,984.3	2.5	128.3	4,052.3	994,922.6	101,997.2	#	31,120.6	26,565.7	12.6	1,042.4	58.0
Turnover (Gross income from operations)	13,047.8	12,094.6	0.4	146.8	9,841.4	0.4	28.6	804.9	153,066.2	69,367.4	14.8	10,914.9	10,811.3	5.2	8,260.0	1.9
Profit before taxation	3,345.4	3,996.4	0.1	21.1	2,956.8	0.4	(20.7)	69.5	15,852.8	6,907.2	(8.1)	1,423.1	2,774.6	2.4	3,761.9	1.1
Provision for taxation	1,171.7	1,556.8	0.8	0.5	981.1	0.1	(0.4)	60.8	(490.1)	1,551.1	Nil	277.6	746.7	0.2	1,293.7	#
Profit after taxation	2,173.7	2,439.6	(0.7)	20.6	1,975.7	0.3	(20.3)	8.7	16,342.9	5,356.1	(8.1)	1,145.5	2,027.9	2.2	2,468.2	1.0
Proposed dividend (including corporate dividend tax)[7]	1,490.4	1,914.7	Nil	Nil	1,564.5	Nil	Nil	1.2	9,973.1	1,056.1	Nil	1,875.0	1,647.9	2.1	941.5	Nil
% of shareholding	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	73.71%	72.97%	100.00%	100.00%	100.00%	50.80%	51.00%	100.00%

 # amount less than 0.1 million

Notes :

1. *ICICI Securities Holdings Inc. is a wholly owned subsidiary of ICICI Securities Limited. ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holdings Inc. ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.*
2. *The financial information of ICICI Bank UK PLC and ICICI International Limited have been translated into Indian Rupees at the closing rate at March 31, 2015 of 1 USD = ₹ 62.5000.*
3. *The financial information of ICICI Bank Canada is for the period January 1, 2014 to December 31, 2014, being their financial year.*
4. *The paid-up share capital of ICICI Bank Canada includes paid-up preference share capital of ₹ 5,046.7 million.*
5. *The financial information of ICICI Bank Canada have been translated into Indian Rupees at the closing rate at December 31, 2014 of 1 CAD = ₹ 54.4225.*
6. *Investments include securities held as stock in trade.*
7. *Includes dividend paid on preference shares and interim dividend on equity shares paid during the year.*
8. *Paid-up share capital does not include share application money.*
9. *Names of subsidiaries which are yet to commence operations : None*
10. *Names of subsidiaries which have been liquidated or sold during the year: ICICI Bank Eurasia LLC*

Part "B": Associate companies and joint ventures

₹ in million

	Name of associate companies/joint ventures	Fino PayTech Limited	I-Process Services (India) Private Limited	NIIT Institute of Finance Banking and Insurance Training Limited	ICICI Merchant Services Private Limited	India Infradebt Limited	Falcon Tyres Limited	3i Infotech Limited
1	Latest audited balance sheet date	March 31, 2014	March 31, 2014	March 31, 2014	March 31, 2014	March 31, 2015	March 31, 2014	March 31, 2014
2	**Shares of associate companies/joint ventures held by the group at March 31, 2015**							
	Number of equity shares	8,500,000	9,880	1,900,000	35,568,000	93,000,000	22,854,411	151,919,673
	Amount of investment in associate companies/joint ventures	6.3	9.4	1.4	–	1,087.2	351.0	1,900.0
	Extent of holding (%)	27.05%	19.00%	18.79%	19.00%	31.00%	29.50%	25.17%
3	Description of significant influence	Note 2	Note 3	Note 3	Note 3	Note 2	Note 2	Note 2
4	Reason of non-consolidation of the associate/ joint venture	N.A.	N.A.	N.A.	N.A.	N.A.	Note 4	Note 5
5	Networth attributable to shareholding as per latest audited balance sheet	724.8	(4.4)	12.4	133.1	1,087.2	N.A.	N.A.
6	**Profit/(Loss) for the year ended March 31, 2015**							
	i Considered in consolidation	17.2	(2.0)	(11.5)	–	67.5	N.A.	N.A.
	ii Not considered in consolidation	52.6	(8.5)	(49.9)	266.4	150.2	N.A.	N.A.

Notes:

1. *The above statement has been prepared based on the priniciples of Accounting Standard 23 - Accounting for Investments in Associates in Consolidated Financial Statements, issued by the Institute of Chartered Accountants of India (ICAI), and therefore does not include the companies where the Group does not have any significant influence as defined under AS-23, although the the group holds more than 20.00% of total share capital in those companies.*
2. *The group has significant influence through holding more than 20.00% of the equity shares in the investee company in terms of Accounting Standard 23, issued by ICAI.*
3. *The group has significant influence through representation on the Board of directors of the investee company in terms of Accounting Standard 23, issued by ICAI.*
4. *The investment in Falcon Tyres Limited is temporary in nature.*
5. *3i Infotech Limited (3i Infotech) has not been consolidated based on the Group's continued intention to reduce the stake in 3i Infotech below 20.00% in the near future and the severe long-term restrictions on 3i Infotech under restructuring arrangement that impair the ability of 3i Infotech to transfer funds to its investors.*
6. *Names of associates or joint ventures which are yet to commence operations: None*
7. *Names of associates or joint ventures which have been liquidated or sold during the year: None*

For and on behalf of the Board of Directors

K. V. Kamath
Chairman

Homi Khusrokhan
Director

Chanda Kochhar
Managing Director & CEO

N. S. Kannan
Executive Director

K. Ramkumar
Executive Director

Rajiv Sabharwal
Executive Director

P. Sanker
Senior General Manager (Legal) & Company Secretary

Rakesh Jha
Chief Financial Officer

Ajay Mittal
Chief Accountant

Place : Mumbai
Date : April 27, 2015

Basel Pillar 3 Disclosures

at March 31, 2015

Pillar 3 disclosures at March 31, 2015 as per Basel III guidelines of RBI have been disclosed separately on the Bank's website under 'Regulatory Disclosures Section' on the home page. The link to this section is http://www.icicibank.com/regulatory-disclosure.page

The section contains the following disclosures:

- Qualitative and quantitative disclosures at March 31, 2015
    - Scope of Application
    - Capital adequacy
    - Credit risk
    - Securitisation exposures
    - Market risk
    - Operational risk
    - Interest rate risk in the banking book (IRRBB)
    - Liquidity risk
    - Counterparty credit risk
    - Risk management framework of non-banking group companies
    - Disclosure requirements for remuneration
- Composition of capital
- Composition of capital - reconciliation requirements
- Main features of regulatory capital instruments
- Full terms and conditions of regulatory capital instruments

Glossary of Terms

Working funds	Average of total assets as reported in form X to RBI
Average deposits	Average of deposits as reported in form A to RBI
Average advances	Average of advances as reported in form A to RBI
Business	Total of average deposits plus average advances as reported in form A to RBI
Average total assets	For the purpose of business ratio, represents averages of total assets as reported in from X to RBI
Operating profit	Profit before provisions and contingencies
Number of employees	Quarterly average of number of employees. The number of employees includes sales executives, employees on fixed term contracts and interns
Earnings per share	Net profit after tax divided by weighted average number of equity shares outstanding during the year
Interest income to working funds	Interest income divided by working funds
Non-interest income to working funds	Non-interest income divided by working funds
Operating profit to working funds	Operating profit divided by working funds
Return on assets	Net profit after tax divided by average total assets
Profit per employee	Net profit after tax divided by number of employees
Business per employee	Average deposits plus average advances divided by number of employees
Average equity	Quarterly average of equity share capital and reserves
Average assets	For the purpose of performance analysis, represents averages of daily balances, except averages of foreign branches which are fortnightly averages
Return on average equity	Net profit after tax divided by average equity
Return on average assets	Net profit after tax divided by average assets
Net interest margin	Total interest earned less total interest paid divided by average interest earning assets
Average yield	Yield on interest earning assets
Average cost of funds	Cost of interest bearing liabilities
Interest spread	Average yield less average cost of funds
Book value per share	Capital plus reserves divided by outstanding number of equity shares

Notes


Celebrating 60 years


DIGITAL
VILLAGE

Shri Narendra Modi, Honourable Prime Minister of India, inaugurating the ICICI Digital Village accompanied by Ms. Chanda Kochhar, MD & CEO, ICICI Bank


ICICI Group
60
YEARS OF
PARTNERING
INDIA

Over the last 60 years, the ICICI Group has transformed from a project finance institution to India's leading financial services conglomerate. Fuelling the nation's industrial growth and helping millions of Indians fulfil their aspirations, the ICICI Group has pioneered innovative services that revolutionised the financial sector in India. Through an array of products and services that blend technology and innovation, ICICI Bank caters to its large, diverse customer base, upholding its promise of ***Khayaal Aapka.***

ICICI BANK LIMITED
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